File No. 333- ________
      As filed with the Securities and Exchange Commission on May 31, 2000.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                                VAIL BANKS, INC.
               (Exact name of issuer as specified in its charter)

                                                (C>
          Colorado                                          6022                                     841250561
(State or other jurisdiction of                 (Primary Standard Industrial                      (I.R.S. Employer
incorporation or organization)                  Classification Code Number)                   Identification Number)

                      108 S. Frontage Road West, Suite 101
                              Vail, Colorado 81657
                                 (970) 476-2002
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                E.B. Chester, Jr.
                                    Chairman
                                Vail Banks, Inc.
                      108 S. Frontage Road West, Suite 101
                              Vail, Colorado 81657
                                 (970) 476-2002
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                                   ----------

  F. Sheffield Hale, Esq.                              Ted R. Sikora II
 Kilpatrick Stockton LLP                          Davis, Graham & Stubbs, LLP
  1100 Peachtree Street                       370 Seventeenth Street, 47th Floor
Atlanta, Georgia 30309-4530                         Denver, Colorado 80202
     (404) 815-6500                                   (303) 892-7324

                             =====================


APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of a subsidiary of the Registrant with and into Estes Bank Corporation, pursuant to the Agreement and Plan of Reorganization described in the enclosed Prospectus have been satisfied or waived.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________________

CALCULATION OF REGISTRATION FEE
============================= ====================== ========================== =========================== =======================
  Title of Each Class of          Amount to be           Proposed Maximum            Proposed Maximum             Amount of
Securities to be Registered        Registered        Offering Price per Share    Aggregate Offering Price    Registration Fee (2)
----------------------------- ---------------------- -------------------------- --------------------------- -----------------------
Common Stock, par value            358,333 <F1>                 <F2>                    $0 <F2>                    $0<F2>
$1.00 per share
============================= ====================== ========================== =========================== =======================

<F1>  The number of shares of Vail  Banks,  Inc. common stock  being  registered hereunder is based upon the anticipated maximum number of such shares required to consummate the proposed merger of a subsidiary of Registrant with and into Estes Bank. The Registrant will remove from registration by means of a post-effective amendment any shares being registered that are not issued in connection with the Agreement and Plan of Reorganization.

<F2>  In accordance with Rule 457(f)(2)  and 457(f)(3), the  registration fee is based upon (a) $9,572,750 (the maximum number of shares of common stock of Estes Bank that may be received by the Registrant pursuant to the merger (55,000 shares) multiplied by the book value per share of Estes Bank as of March 31, 2000 ($163.76) less (b) $18,500,000 (the amount of cash to be paid by the Registrant in the merger). Because the aggregate amount of cash to be paid for the outstanding Estes Bank common stock exceeds the book value of the Estes Bank common stock as of March 31, 2000, the maximum aggregate offering price is shown as zero. As the result, no fee is required to be paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         PROPOSED MERGER OF ESTES BANK CORPORATION AND VAIL BANKS, INC.

Dear Shareholder:

         The Boards of Directors of Estes Bank Corporation and Vail Banks, Inc. have agreed on a merger transaction that will result in the combination of Estes Bank and EBC Acquisition Company, a wholly owned subsidiary of Vail Banks. After the merger, Estes Bank will become a subsidiary of Vail Banks. Estes Bank shareholders are being asked to approve the merger.

         If the merger is approved, Estes Bank shareholders will receive in total approximately $21,500,000 in cash and shares of Vail Banks common stock in proportion to their respective holdings of Estes Bank stock. Vail Banks common stock is quoted on the NASDAQ National Market System under the symbol "VAIL."

         AFTER CAREFUL  CONSIDERATION,  THE BOARD OF DIRECTORS OF ESTES BANK HAS
DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF ESTES BANK'S SHAREHOLDERS. THE ESTES BANK BOARD UNANIMOUSLY RECOMMENDS VOTING FOR APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION. YOUR VOTE IS VERY IMPORTANT BECAUSE WE CANNOT COMPLETE THE MERGER UNLESS THE SHAREHOLDERS OF ESTES BANK APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION.

         Estes Bank has scheduled a Special Meeting of Shareholders to vote on the merger. Whether or not you plan to attend the shareholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the transaction. If you do not return your card, the effect will be a vote against the proposed transaction. If your shares are held by a broker in "street name," you must instruct your broker to be able to vote. The date, time, and place of the special meeting is as follows:

         June ___, 2000, at _____ [A.M.][P.M.], at the offices of Estes Bank's subsidiary:

                               UNITED VALLEY BANK
                             363 EAST ELKHORN AVENUE
                           ESTES PARK, COLORADO 80517

         The document accompanying this letter contains additional information regarding the Agreement and Plan of Reorganization, the proposed merger, and the two companies. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING A DISCUSSION OF THE "RISK FACTORS" BEGINNING ON PAGE 7. The Estes Bank Board of Directors strongly supports this strategic combination between Vail Banks and Estes Bank and appreciates your prompt attention to this very important matter.


                                             ----------------------------------
                                             JACK G. HASELBUSH
                                             SECRETARY OF THE BOARD OF DIRECTORS

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. SHARES OF THE COMMON STOCK OF VAIL BANKS, INC. ARE EQUITY SECURITIES AND ARE NOT SAVINGS ACCOUNTS OR DEPOSITS. INVESTMENT IN SHARES OF VAIL BANKS COMMON STOCK IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS _____________, 2000, AND IT IS EXPECTED TO BE FIRST MAILED TO SHAREHOLDERS ON OR ABOUT _____________, 2000.

                             ESTES BANK CORPORATION
                                  P.O. Box 2270
                              363 E. Elkhorn Avenue
                           Estes Park, Colorado 80517

              _____________________________________________________

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE __, 2000
              _____________________________________________________

         A Special Meeting of Shareholders of Estes Bank Corporation will be held on June __, 2000, at ______p.m., at the offices of United Valley Bank, 363
E. Elkhorn Avenue, Estes Park, Colorado 80517 for the following purposes:

        (1) to vote on an Agreement and Plan of Reorganization dated March 21, 2000 pursuant to which EBC Acquisition Company, a subsidiary of Vail Banks, Inc., will merge with and into Estes Bank Corporation, as more particularly described in the enclosed proxy statement; and

        (2) to transact other business as may properly come before the Special Meeting or any adjournments of the Special Meeting.

         Only shareholders of record of Estes Bank common stock at the close of business on May ___, 2000, will be entitled to vote at the Special Meeting or any adjournments thereof.

         Estes Bank  shareholders are entitled to assert dissenters rights under
Article 113 of the Colorado Business Corporation Act regarding the rights of dissenting shareholders, as more fully explained under "The Proposed Merger -- Rights of Dissenting Shareholders" (page 30) and in Appendix C to the attached proxy statement.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO ALL SHAREHOLDERS UPON WRITTEN OR ORAL REQUEST MADE TO: JACK G. HASELBUSH, CORPORATE SECRETARY, 363 E. ELKHORN AVENUE, ESTES PARK, COLORADO 80517, (970) 586-4412. TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION NO LATER THAN ________, 2000.

         A form of proxy and a proxy statement are enclosed. The Agreement and Plan of Reorganization requires the approval of the holders of at least two-thirds of Estes Bank Stock. To assure representation at the special meeting, you are requested to sign, date, and return the proxy promptly in the enclosed, stamped envelope. If you attend the special meeting, you may revoke your proxy at that time simply by requesting the right to vote in person. You may withdraw a previously submitted proxy by notifying Jack G. Haselbush, Corporate Secretary, in writing or by submitting an executed, later-dated proxy prior to the special meeting to Estes Bank: address. If you properly sign and return the proxy and do not revoke it, it will be voted at the special meeting in the manner that you specify in the proxy.

         The Estes Bank Board of Directors unanimously recommends that Estes Bank shareholders vote for the proposal to approve and adopt the Reorganization Agreement.

                                           By Order of the Board of Directors,



________, 2000                             _______________________________
                                           Jack G. Haselbush
                                           Secretary

                       WHERE YOU CAN FIND MORE INFORMATION

         Vail Banks is subject to the information requirements of the Securities Exchange Act of 1934, as amended which means that it is required to file reports, proxy statements, and other information at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements, and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy, and information statements, registration statements, and other information regarding registrants who file electronically with the SEC through the EDGAR system.

         Vail Banks filed a registration statement on Form S-4 to register with the SEC the Vail Banks common stock to be issued to the Estes Bank shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Vail Banks in addition to being a proxy statement for Estes Banks shareholders for a special meeting to be held on ______________, as described herein.

         As allowed by the SEC's rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This proxy statement/ prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This document incorporates important business and financial information about Vail Banks that is not included in or delivered with this proxy statement/prospectus. The following documents previously filed by Vail Banks under the Exchange Act are incorporated by reference into this proxy statement/prospectus:

         (a) Vail Bank's annual report on Form 10-KSB for the fiscal year ended 1999;

         (b) Vail Bank's definitive Proxy Statement for its 2000 Annual Meeting;

         (c) Vail Bank's quarterly report on Form 10-QSB for the period ended March 31, 2000; and

         (d) All other reports filed by Vail Banks pursuant to sections 13(a) or 15(d) of the Exchange Act since December 31, 1999, and the date the merger is completed.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         Some of the statements made in this proxy statement/prospectus (and in other documents to which we refer) are "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," and similar expressions generally identify forward-looking statements. These statements are based on the beliefs, assumptions, and expectations of Vail Banks' management, and on information currently available to those members of management. They are expressions of historical fact, not guarantees of future performance. Forward-looking statements include information concerning possible or assumed
future  results  of  operations  of  Vail  Banks  after  the  proposed   merger.

Forward-looking statements involve risks, uncertainties, and assumptions, and certain factors could cause actual results to differ from results expressed or implied by the forward-looking statements, including:

         1. economic conditions (both generally and in the markets where Vail Banks and Estes Bank operates);

         2. competition from other companies that provide financial services similar to those offered by Vail Banks and Estes Bank;

         3. government regulation and legislation;

         4. changes in interest rates; and

         5. unexpected changes in the financial stability and liquidity of Vail Banks' and Estes Bank's credit customers.

         We believe these forward-looking statements are reasonable. You should not, however, place undue reliance on these forward-looking statements, because the future results and shareholder values of Vail Banks following completion of the merger may differ materially from those expressed or implied by these forward-looking statements.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT WILL I RECEIVE IN THE MERGER?

         A: The purchase price for the merger is approximately $21,500,000, subject to adjustments described in "Terms of Merger" at page 1. The purchase price will be made up of approximately $18,275,000 of cash and $3,225,000 of Vail Banks common stock. The cash portion of the purchase price will be increased or decreased on a dollar for dollar basis based on the amount that the net worth of Estes Bank is more or less than $9,871,000 at month end immediately prior to closing. In addition, the cash portion of the purchase price will increase by an amount equal to the net income, if any, of Estes Bank for the period from the end of the month immediately prior to closing and the closing date. Estes Bank shareholders will also receive $3,225,000 payable in Vail Banks common stock. The number of shares will equal $3,225,000 divided by the average of the closing sales price of Vail Banks stock as reported by the NASDAQ National Market System on each of the 15 consecutive trading days immediately prior to the closing. The average share price used to determine the number of shares will not, however, be less than $9.00 per share nor in excess of $12.00 per share. On May 26, 2000 the average of the 15-day period was $3.66 which would have resulted in 333,910 shares being issued had the closing been on that date. The minimum and maximum number of shares issued in the merger will be 268,750 and 358,333 shares, respectively. The purchase price, including Vail
Banks common stock, will be allocated among Estes Bank shareholders in proportion to their respective stock holdings. Vail Banks will not issue fractional shares in the merger. Instead, Estes Bank shareholders will receive a cash payment, without interest, for the value of any fraction of a share of Vail Banks common stock that they would otherwise be entitled to receive.

Q:       WHAT AM I BEING ASKED TO APPROVE?

A:       You are being  asked to vote upon the  proposed  Agreement  and Plan of
Reorganization, which contemplates the merger of a subsidiary of Vail Banks with and into Estes Bank. Approval of the proposal requires the vote of the holders of at least two-thirds of Estes Bank Stock.

         THE ESTES BANK AND VAIL BANKS BOARDS OF DIRECTORS HAVE UNANIMOUSLY APPROVED AND ADOPTED THE AGREEMENT AND PLAN OF REORGANIZATION. THE ESTES BANK BOARD IS RECOMMENDING THAT ITS SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.

Q:       WHAT SHOULD I DO NOW?

A:       Just  indicate  on your proxy  card how you want to vote,  and sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve and adopt the Agreement and Plan of Reorganization. A special shareholder meeting will be held to vote upon the proposal.

         The Estes Bank Special Meeting of Shareholders will take place at the offices of United Valley Bank, 363 East Elkhorn Avenue, Estes Park. Colorado on June __, 2000, at __________ p.m.

         You may attend that meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of your shareholders meeting by notifying the Secretary prior to the meeting, in writing, or by submitting an executed later-dated proxy to:

         ESTES BANK SHAREHOLDERS:

Jack G. Haselbush, Secretary
Estes Bank Corporation
P.O. Box 2270
363 E. Elkhorn Avenue
Estes Park, Colorado  80517

Q:      WHAT RISKS SHOULD I CONSIDER?

A:       You should carefully  consider the "Risk Factors"  beginning on page 7.
You should also review the factors considered by each company's Board of Directors discussed in "The Proposed Merger - Background of and Reasons for the Merger" beginning on page 20.

Q:      WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A:      We plan to complete the merger during the third quarter of 2000.

Q:       WHAT  ARE  THE  TAX   CONSEQUENCES   OF  THE   AGREEMENT  AND  PLAN  OF
         REORGANIZTIAON TO ME?

A:       The merger  will  constitute  a taxable  transaction  to the Estes Bank shareholders. In general, both the cash received and the fair market value of the Vail Banks stock received by Estes Bank shareholders will be treated as amounts received from the sale of their shares of Estes Bank stock, and (provided that such Estes Bank stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long-term as appropriate) measured by the difference between the sale price of such Estes Bank stock (cash received and the fair market value of the Vail Banks stock on the closing date) and such shareholders tax basis in such Estes

Bank stock. To review the tax consequences to Estes Bank shareholders in greater detail, see "Material Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel" beginning on page 32.

         YOUR TAX CONSEQUENCES WILL DEPEND ON YOUR PERSONAL SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISER FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Q:       IF MY SHARES  ARE HELD IN "STREET  NAME" BY MY  BROKER,  WILL MY BROKER
VOTE MY SHARES FOR ME?

A:       Your broker  will vote your shares of common  stock only if you provide instructions on how to vote. Following the directions your broker provides, you should instruct your broker how to vote your shares. If you do not provide instructions to your broker, your shares will not be voted, and this will have the effect of a vote against the merger.

Q:       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:       No. After the merger is completed, we will send written instructions to
Estes Bank shareholders for exchanging your Estes Bank common stock certificates for Vail Banks common stock certificates.

                                     SUMMARY

         This summary highlights information from this document, and it may not contain all of the information that is important to you as you consider the proposed merger, the stock issuance, and related matters. For a more complete description of the terms of the proposed merger, you should carefully read the entire document and the documents to which we have referred you. The Agreement and Plan of Reorganization, which is the legal document that governs the proposed merger, is incorporated into this document and attached as Appendix A.

THE COMPANIES
-------------

VAIL BANKS, INC.
108 S. FRONTAGE ROAD WEST
SUITE 101
VAIL, COLORADO  81657
(970) 476-2002

         Vail Banks is a bank holding company headquartered in Vail, Colorado. Vail Banks' activities are conducted through its wholly-owned subsidiary, WestStar Bank, a full-service regional commercial bank with its main office located in Vail, Colorado, and 24 retail offices. Vail Banks provides customary types of banking services such as checking accounts, savings accounts, and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans, and provides other financial services. At March 31, 2000, Vail Banks had total consolidated assets of $474.3 million, total consolidated net loans of $349.4 million, total consolidated deposits of $380.5 million, and total consolidated shareholders' equity of $59.8 million. We have attached to this proxy statement/prospectus as Appendix B the Vail Banks Form 10-KSB for the year ended December 31, 1999, the Form 10-QSB for the three-month period ended March 31, 2000, and its Proxy Statement dated April 14, 2000.

ESTES BANK CORPORATION
P.O. BOX 2270
363 E. ELKHORN AVENUE
ESTES PARK, COLORADO  80517
(970) 586-4412

         Estes Bank Corporation is a bank holding company based in Estes Park, Colorado. All of Estes Bank's activities are conducted through its wholly-owned subsidiary, United Valley Bank, a full-service commercial bank with offices in Estes Park, Granby and Grand Lake, Colorado. At March 31, 2000, Estes Bank had total consolidated assets of $78.9 million, total consolidated net loans of $46.5 million, total consolidated deposits of $69.3 million, and total consolidated shareholders' equity of $9 million. Estes Bank provides customary types of banking services such as checking accounts, savings accounts, and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans, and provides other financial services.

THE TERMS OF THE MERGER

         If the merger is approved, EBC Acquisition Company, a wholly-owned subsidiary of Vail Banks, will be merged with and into Estes Bank Corporation. Estes Bank will be the surviving company and will become a wholly-owned subsidiary of Vail Banks As a result of the merger, Estes Bank shareholders will receive a total purchase price for all outstanding shares of Estes Bank common stock of approximately $21.5 million adjusted as provided in the Agreement and Plan of Reorganization. The purchase price will be made up of cash and Vail Banks common stock.

CASH PORTION OF PURCHASE  PRICE.  The total cash  portion of the purchase  price
-------------------------------
will be $18.3 million, increased or decreased on a dollar for dollar basis by the amount that the net worth of Estes Bank is greater or less than $9.9 million as of the month end immediately preceding closing. The net worth of Estes Bank will be determined in accordance with generally accepted accounting principles, PROVIDED, HOWEVER, certain adjustments to the securities held by Estes Bank on December 31, 1999 will not be made as required by Financial Accounting Standards Board SFAS No. 115. The cash price will also be increased by the net income, if any, earned by Estes Bank from the end of the month immediately preceding closing until the closing. In addition, Estes Bank shareholders will receive an interest in certain promissory notes with a total outstanding principal amount of $335,348.05 plus accrued interest, plus related security instruments, if United Valley Bank's blanket bond carrier declines a claim relating to such loan. The loan was charged off by United Valley Bank on or about March 31, 2000. The likelihood of recovery on such loan, or the security instruments is very remote and in any event might not occur for a number of years. The public accounting firm of Fortner Bayens Levkulich & Company, P.C. will calculate the cash portion of the Purchase Price.

VAIL BANKS COMMON STOCK PORTION OF THE PURCHASE PRICE.  Estes Bank  shareholders
-----------------------------------------------------
as a group will also receive $3.2 million in Vail Banks common stock. The number of shares of Vail Banks common stock that Estes Bank shareholders will receive will equal $3.2 million divided by the average of the closing price of Vail Banks common stock for the fifteen (15) consecutive trading days immediately prior to the closing date of the merger, but will not be less than $9.00 per share nor greater than $12.00 per share. Consequently, a maximum of 358,333 shares of Vail Banks Common stock and minimum of 268,750 shares of Vail Banks common stock will be issued to Estes Bank shareholders, based on the average closing price of Vail Banks common stock for the 15 consecutive trading days immediately preceding closing.

THE REASONS MANAGEMENT OF BOTH COMPANIES SUPPORT THE MERGER

         The Boards of Directors of Estes Bank and Vail Banks support the merger based upon the following reasons. First, the Board of Directors of Estes Bank believes the merger is in the best interest of Estes Bank's shareholders because the merger will permit them to exchange their ownership interest in Estes Bank for cash and an equity interest in Vail Banks, which has greater financial resources than Estes Bank. Second, both Boards believe the terms of the merger are fair and equitable. Third, both Boards believe the size of the combined organization, $547.4 million in consolidated assets as of March 31, 2000, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages of community-oriented banks. The Board of Directors of Vail Banks believes that Estes Bank provides Vail Banks with an expansion opportunity into an attractive new market area. For a more detailed discussion, see "Background of and Reasons for the Merger Reorganization" beginning on page 20.

FAIRNESS OPINION TO SHAREHOLDERS OF ESTES BANK

         The Wallach Company, Inc. has rendered an opinion to Estes Bank that, based upon and subject to the procedures, matters, and limitations described in its opinion and other matters it considered relevant, as of the date of its opinion, the consideration (as defined in the fairness opinion) is from a financial point of view to the shareholders of Estes Bank. The opinion of The Wallach Company Inc. is attached as Appendix D to this Proxy Statement/Prospectus. Shareholders of Estes Bank are encouraged to read the opinion. For a more detailed discussion of the opinion, see "Opinion of Estes Bank's Financial Advisor Reorganization" beginning on page 22. The Wallach
Company, Inc. will be paid approximately $562,500 for its advice and for providing its formal opinion.

CONDITIONS, TERMINATION, AND EFFECTIVE DATE

         The merger will not occur unless certain conditions are met, and Vail Banks or Estes Bank can terminate the merger if specified events occur or fail to occur. The merger must be approved by Estes Bank shareholders, the Federal Reserve Bank of Kansas City, and the Banking Board of the Division of Banking of the State of Colorado. [The approvals of the Federal Reserve Bank of Kansas City and the Banking Board of the Division of Banking of the State of Colorado have been received.]

         The closing of the merger will occur after the Agreement and Plan of Reorganization is approved by Estes Bank shareholders, all regulatory approvals have been received, the parties have complied with relevant provisions of the Colorado Business Corporation Act, and the parties have complied with any applicable waiting periods.

RIGHTS OF DISSENTING SHAREHOLDERS

         If the merger is completed, Estes Bank shareholders who dissent will be entitled to be paid the "fair value" of their shares in cash if they follow certain statutory provisions regarding the rights of dissenting shareholders. For a more detailed discussion of dissenter's rights, see "Rights of Dissenting Shareholders" beginning on page 30.

FEDERAL INCOME TAX CONSEQUENCES

         The merger will constitute a taxable transaction to the Estes Bank shareholders. In general, both the cash received and the fair market value of the Vail Banks stock received by the Estes Bank shareholders will be treated as amounts received from the sale of their shares of Estes Bank stock, and (provided that such Estes Bank stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long-term as appropriate) measured by the difference between the sale price of such Estes Bank stock (cash received and the fair market value of the Vail Banks stock on the closing date) and such shareholders' tax basis in such Estes Bank stock.

         Shareholders of Estes Bank should consult their tax advisors with respect to the specific tax treatment to each such shareholder.

ACCOUNTING TREATMENT

         The merger is expected to be accounted for by Vail Banks as a purchase. Vail Banks will record, at fair value, the acquired assets and assumed liabilities of Estes Bank. To the extent the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Vail Banks will record goodwill. Vail Banks will include in its results of operations the results of Estes Bank's operations after the merger.

         The unaudited pro forma data included in this Proxy Statement-Prospectus for the merger have been prepared using the purchase method of accounting. For a more detailed discussion of accounting treatment, see "Summary-Comparative Per Common Share Data."

MARKETS AND DESCRIPTION OF CAPITAL STOCK

         VAIL BANKS
         ----------

         Vail Banks common stock began trading on December 10, 1998, on the NASDAQ National Securities Market under the symbol "VAIL." The following table sets forth the high and low sale prices per share of Vail Banks common stock as quoted on the NASDAQ National Market System for the indicated periods.

         1999                               HIGH               LOW
         ----                               ----               ---

         First Quarter                      $12.88           $12.06
         Second Quarter                     $12.13            $9.75
         Third Quarter                      $12.25            $8.88
         Fourth Quarter                     $12.88            $8.75

         2000
         ----

         First Quarter                      $10.44            $9.00


         The authorized capital stock of Vail Banks consists of 20,000,000 shares of Common Stock, $1.00 par value and 2,250,000 shares of Preferred Stock, $1.00 par value. At March 31, 2000, 6,081,180 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued and outstanding. The following summary of Vail Banks' capital stock does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation, as amended and restated, and Bylaws, as amended and restated of Vail Banks that are included as exhibits to the Registration Statement of which this Prospectus forms a part, and the applicable provisions of the Colorado Business Corporation Act.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share on any issue submitted to a vote of the shareholders and do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Common Stock voting in an election of directors can elect all of the directors then standing for election, if they choose to do so. Subject to any outstanding shares of Preferred Stock, all shares of Common Stock are entitled to share equally in such dividends as the Board of Directors of Vail Banks may, in its discretion, legally declare. Upon dissolution, liquidation, or winding up of Vail Banks, holders of Common Stock are entitled to receive on a ratable basis, after payment or provision for payment of all debts and liabilities of Vail Banks and any preferential amount due with respect to outstanding shares of Preferred Stock, if any, all assets of Vail Banks available for distribution, in cash or in kind. Holders of shares of Common Stock do not have preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund. All currently outstanding shares of Common Stock are, and the shares offered hereby (when sold in the manner contemplated by this Prospectus) will be, fully paid and nonassessable.

PREFERRED STOCK

         The Board of Directors, from time to time, may authorize the issuance of shares of Preferred Stock in one or more series, may establish the number of shares to be included in any such series, and may fix the designations, powers, preferences, and rights (including voting rights) of the shares of each such series and any qualifications, limitations, or restrictions thereon. No shareholder authorization is required for the issuance of shares of Preferred Stock unless imposed by then applicable law. Shares of Preferred Stock may be issued for any general corporate purposes, including mergers and acquisitions. The Board of Directors could issue a series of Preferred Stock with rights more favorable with regard to dividends and liquidation than the rights of holders of Common Stock. Such a series of Preferred Stock also could be used for the purpose of preventing a hostile takeover of Vail Banks that is considered to be desirable by the holders of the Common Stock, could otherwise adversely affect the voting power of the holders of Common Stock, and could serve to perpetuate the directors' control of Vail Banks under certain circumstances. No transaction is now contemplated that would result in the issuance of any such shares of Preferred Stock.

         ESTES BANK
         ----------

Estes Bank's common stock is not traded on an established public trading market and, therefore, no specific market sales can be reported. Management of Estes Bank is not aware of any sales of Estes Bank stock since April 1999. Management of Estes Bank is aware of one trade totaling 100 shares of Estes Bank common stock from January 1, 1999, through April 30, 1999, at $154.85 per share. Management of Estes Bank is aware of two trades of Estes Bank common stock during 1998, ranging from 100 shares at $117.74 per share and 5,100 shares at $107.37 per share, and one trade of Estes Bank common stock during 1997, of 1,500 shares at $103.79 (and 3,250 currently exercisable options to purchase Estes Bank common stock) per share. As of March 31, 2000, there were 51,750 shares of Estes Bank common stock outstanding and 12 holders of Estes Bank common stock. One of the holders of Estes Bank common stock is an ESOP. The ESOP has 15 beneficial owners. The market value of Vail Banks' common stock as of March 22, 2000, the date of the announcement of the merger, was $9.50 per share. The majority of Estes Bank shareholders are subject to a shareholders agreement that requires shareholders who want to sell their Estes Bank stock to offer it to Estes Bank at the book value of Estes Bank. The book value of Estes Bank stock ranged between $151.00 and $173.00 per share during 1999, and were $174.05 per share at March 31, 2000. Based on the price range at the time of the announcement and the effect of the exchange ratio, the resulting equivalent pro forma price per share of Estes Bank common stock was approximately $390.00, on a fully diluted basis. The equivalent per share price of a share of Estes Bank common stock at each specified date represents the last reported sale price of a share of Vail Banks common stock on such date multiplied by the base period trading price. We can give you no assurance that the price ranges represent the actual market value for Estes Bank common stock.

DIVIDENDS

         On April 24, 2000 the Board of Directors of Vail Banks declared a dividend of $0.04 per share. The dividend was paid on May 18, 2000.

         Holders of Common Stock will be entitled to receive future dividends when, as and if declared by Vail Banks' Board of Directors out of funds legally available therefor. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Board of Directors. It will depend on conditions then existing, including Vail Banks' profitability, financial condition, capital requirements, future growth plans and other relevant factors. Vail Banks is a legal entity separate and distinct from its banking subsidiary. In connection with receiving approval for the merger, Vail Banks has committed to the Federal Reserve Bank of Kansas City to cause WestStar Bank obtain "well capitalized" status prior to June 30, 2001. If WestStar Bank is not "well capitalized" by that date, Vail Banks may be required to reduce or eliminate its dividend. Most of the revenues of Vail Banks result from dividends paid to it by its banking subsidiary. There are statutory and regulatory requirements applicable to the payment of dividends by Vail Bank's banking subsidiary, as well as by Vail Banks to its shareholders.

         WestStar is a state chartered bank regulated by the Colorado Division of Banking ("CDB") and the Federal Reserve. Under the regulations of the CDB and the Federal Reserve, approval of the regulators will be required if the total of all dividends declared by such state bank in any calendar year shall exceed the total of its net profits of that year combined with its retained net profits of the preceding two years, less any required transfers to a fund for the retirement of any preferred stock.

         The payment of dividends by Vail Banks and WestStar may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of a bank's total capital in relation to its assets. Capital adequacy considerations could further limit the availability of dividends. At December 31, 1999, net assets available from WestStar to pay dividends without prior approval from regulatory authorities totaled $5.6 million. See "Supervision and Regulation" in Item 1.

         Vail Banks' ability to pay cash dividends on the Common Stock is also subject to statutory restrictions, including banking regulations, and restrictions arising under the terms of securities or indebtedness which may be issued or incurred in the future. The terms of such securities or indebtedness may restrict payment of dividends on Common Stock until required payments and distributions are made on such securities or indebtedness. Under regulations of the CDB and the Federal Reserve, approval of the regulators will be required if the total of all dividends declared by any banking subsidiary in any year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years.

         Estes Bank paid a cash dividend of $540,000 or $12.00 per share to its shareholders in 1999, $260,000 or $5.00 per share to its shareholders in 1998, and $240,000 or $4.80 per share to its shareholders in 1997. Estes Bank is permitted under the Agreement and Plan of Reorganization to pay ordinary dividends prior to the closing of the transaction without the prior written consent of Vail Banks.

         Whether the Vail Banks and Estes Bank shareholders approve the Agreement and Plan of Reorganization and regardless of whether the merger is completed, the future dividend policy of Vail Banks and Estes Bank will depend upon each company's respective earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the respective Boards of Directors consider whether to declare dividends.

THERE ARE SOME DIFFERENCES IN SHAREHOLDERS' RIGHTS BETWEEN VAIL BANKS AND ESTES BANK

         If the merger occurs, Estes Bank shareholders, whose rights are governed by Estes Bank's Articles of Incorporation and Bylaws, will automatically become Vail Banks shareholders, and their rights as Vail Banks shareholders will be governed by Vail Banks' Articles of Incorporation and Bylaws. The rights of Estes Bank shareholders and Vail Banks shareholders are different in certain ways. See "Comparison of the Rights of Estes Bank and Vail Banks Shareholders" (page 28).

INTERESTS OF DIRECTORS AND OFFICERS OF ESTES BANK IN THE MERGER

         There are no directors or executive officers of Estes Bank who have interests in the merger as directors or employees that are different from, or in addition to, those of Estes Bank shareholders, except that if the merger takes place, it is anticipated that Jack G. Haselbush, a director and executive officer of Estes Bank, will be elected to serve on Vail Banks' Board of Directors.

         There are 2,206,468 shares, or 35%, of Vail Banks common stock held by its directors and executive officers. There are 39,270 shares, or 71.4% (assuming 55,000 shares outstanding) of Estes Bank common stock held by its directors, executive officers, and their affiliates, all of which are entitled to vote on the merger. Jack G. Haselbush, Secretary and Treasurer and a director of Estes Bank, and Bradley D. Sishc, Vice President and a director of Estes Bank have agreed to vote their shares (approximately 66.27% of the Estes Bank shares outstanding) in favor of the merger.

RECENT DEVELOPMENTS OF VAIL BANKS

         On May 21, 1999, Vail Banks acquired $36.8 million of deposits and the real estate of the Glenwood Springs, Colorado branch of World Savings of Oakland, California. World Savings retained the mortgage loans it owned in

Glenwood Springs. The acquisition makes WestStar one of the largest depository institutions in the Glenwood Springs market. Additionally, on November 8, 1999, WestStar entered into an agreement to acquire First Western Services, Inc., for consideration that included cash and installment notes. The acquisition closed on January 1, 2000, adding mortgage brokerage to WestStar's lending services.

                                  RISK FACTORS

         You should carefully consider the risks described below before voting on the Agreement and Plan of Reorganization.

RISKS INVOLVED IN MERGER AND ACQUISITION STRATEGY

         Vail Banks believes that a portion of its growth will come from mergers with and acquisitions of banks and other financial institutions. Vail Banks merged with Telluride Bancorp Ltd. in December 1998. It merged with Independent Bankshares, Inc. in July 1998. Mergers and acquisitions involve risk of (1) changes in results of operations, (2) unforeseen liabilities relating to the merged institutions, (3) asset quality problems of the merged entity and (4) other conditions not within the control of Vail Banks. Such other conditions include adverse personnel relations, loss of customers because of change of identity, deterioration in local economic conditions and other risks affecting the merged institutions.

         Vail Banks cannot assure that any acquisition or merger that it completes will enhance its business or results of operations. Mergers or acquisitions may have an adverse effect upon Vail Banks' results of operations, particularly during periods in which the mergers or acquisitions are being integrated into Vail Banks' operations. Vail Banks must compete with a variety of individuals and institutions for suitable merger and acquisition candidates. This competition includes bank holding companies with greater resources than Vail Banks. Furthermore, merger and acquisition candidates may not be available or available on terms favorable to Vail Banks. Such competition could affect Vail Banks' ability to pursue mergers and acquisitions.

         In addition, as a result of the growth from mergers, Vail Banks' management must successfully integrate the operations of merged institutions. Vail Banks must (1) consolidate data processing operations, (2) combine employee benefit plans, (3) integrate deposit and lending products, (4) develop unified marketing plans and (5) consolidate other related areas. Vail Banks will incur additional expenses to accomplish these goals. These expenditures could negatively impact Vail Banks' net income. Completion of these tasks could divert management's attention from other important issues. In addition, the process of merging and acquiring banks and other financial institutions could have a material adverse effect on the operation of their businesses. These effects could have an adverse impact on combined operations. Vail Banks may also incur additional unexpected costs in connection with the integration of merged and acquired banks, which could negatively impact Vail Banks' net income.

LOCAL ECONOMIC CONDITIONS

         The success of Vail Banks depends to a great extent upon general economic conditions in the communities it serves. Vail Banks primarily operates on the Western Slope. Some parts of the Western Slope are largely dependent on seasonal tourism that particularly affects small-to-medium size businesses. These businesses are a significant portion of Vail Banks' customers. The seasonality of Vail Banks' business in those areas results in fluctuations in deposit and credit needs. Deposits tend to peak during the ski season. In addition, a decline in the economy of these areas could have a material adverse effect on Vail Banks' business. A decline could affect (1) the demand for new loans, (2) refinancing activity, (3) the ability of borrowers to repay outstanding loans and (4) the value of loan collateral. A decline could also adversely affect asset quality and net income.

DEPENDENCE UPON KEY PERSONNEL

         The continued success of Vail Banks substantially depends upon the efforts of the directors and executive officers of Vail Banks. Vail Banks particularly depends on E.B. Chester, Jr. and Lisa M. Dillon. The success of Vail Banks depends in large part on the retention of present key management personnel. It also depends on Vail Banks' ability to hire and retain additional qualified personnel in the future. Neither Mr. Chester nor Ms. Dillon has entered into employment agreements with Vail Banks. Vail Banks does not maintain key-person life insurance coverage on either of them.

CONTROL BY MANAGEMENT

         The directors and executive officers of Vail Banks beneficially own approximately 35% of the outstanding Common Stock. Furthermore, E. B. Chester, Jr., Chairman of Vail Banks, beneficially owns approximately 20.5% of the outstanding Common Stock. Accordingly, these persons will have substantial influence over the business, policies and affairs of Vail Banks, including the ability to potentially control the election of directors and other matters requiring shareholder approval by simple majority vote.

NEED FOR ADDITIONAL FINANCING AND CAPITAL

         The acquisiton of Estes Bank will reduce WestStar Bank's capital below "well capitalized" to "adequately capitalized." As a condition of approval of the acquisition of Estes Bank by Vail Banks by the Federal Reserve, Vail Banks committed that WestStar Bank's capital would exceed the minimum requirements for "well-capitalized" banks at June 30, 2001.

         Vail Banks' ability to cause WestStar Bank to exceed "well capitalized" status and consequently to receive approval to merge with and acquire financial institutions may depend on its ability to obtain additional debt or equity funding. Vail Banks cannot assure that it will be successful in consummating any future financing transactions. Factors which could affect Vail Banks' access to the capital markets, or the costs of such capital, include (1) changes in interest rates, (2) general economic conditions and the perception in the capital markets of Vail Banks' business, (3) results of operations, (4) leverage, (5) financial condition and (6) business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Vail Banks' control. Borrowing restrictions contained in certain regulations which apply to Vail Banks and its subsidiary may also have an effect on Vail Banks' ability to incur additional indebtedness. Vail Banks' ability to repay any then outstanding indebtedness at maturity may depend on its ability to refinance such indebtedness. Its ability to refinance could be adversely affected if Vail Banks is not able to sell additional debt or equity securities on terms reasonably satisfactory to Vail Banks.

                             COMPARATIVE SHARE DATA

         The following table shows selected comparative unaudited per share data for Vail Banks on a historical basis, for Estes Bank on a historical basis, for Vail Banks and Estes Bank on a pro forma basis assuming the merger had been effective for the periods indicated, and for Estes Bank on a pro forma equivalent basis. The merger will be accounted for as a purchase transaction in accordance with generally accepted accounting principles.

         Equivalent earnings per share amounts for Estes Bank have been calculated by multiplying the pro forma combined earnings per share by the exchange ratio (for purposes of this calculation, we assumed 43.7325 shares of Vail Banks common stock for each share of Estes Bank common stock based on an average base period trading price of $9.50 per share of Vail Banks common stock). The Estes Bank pro forma equivalent cash dividends per common share represent historical dividends declared by Vail Banks multiplied by the applicable exchange ratio. The purpose of the pro forma equivalent per-share amounts is for informational purposes only to show the pro forma net earnings that would have been earned for each share of Estes Bank had the merger been completed for the periods indicated. This data should be read together with the historical financial statements of Vail Banks, including the respective notes thereto included in Appendix B attached hereto.

                                                            AS OF AND FOR THE        AS OF THE YEAR ENDED
                                                           THREE MONTHS ENDED            DECEMBER 31,
                                                             MARCH 31, 2000                  1999
                                                             --------------                  ----
NET INCOME PER COMMON SHARE (BASIC)
    Vail Banks Historical                                       $    0.20               $    0.80
    Estes Bank Historical                                            4.70                   38.80
    Vail Banks and Estes Bank Pro Forma Combined (a)                 0.19                    0.93
    Estes Bank Pro Forma Equivalent (b)                              8.31                   40.67

NET INCOME PER COMMON SHARE (DILUTED)
    Vail Banks Historical                                       $    0.19               $    0.80
    Estes Bank Historical                                            3.99                   32.36
    Vail Banks and Estes Bank Pro Forma Combined (a)                 0.19                    0.92
    Estes Bank Pro Forma Equivalent (b)                              8.31                   40.23

CASH DIVIDENDS PER COMMON SHARE
    Vail Banks Historical                                       $    0.00               $    0.00
    Estes Bank Historical                                            3.00                   12.00
    Vail Banks and Estes Bank Pro Forma Combined (a) (c)              .02                     .08
    Estes Bank Pro Forma Equivalent (d)                               .88                    3.50

BOOK VALUE PER COMMON SHARE (PERIOD END)
    Vail Banks Historical                                       $    9.84               $    9.68
    Estes Bank Historical                                          174.05                  173.02
    Vail Banks and Estes Bank Pro Forma Combined (a)                 9.82                    9.67
    Estes Bank Pro Forma Equivalent (b)                            429.45                  422.89


       (a)    Computed giving effect to the merger.
       (b)    Computed  based on the  Estes  Bank per  share  exchange  ratio of
              43.7325  shares of Vail Banks common stock for each share of Estes
              Bank common stock designated for purposes of this computation.
       (c)    Represents  historical  dividends paid by Vail Banks,  and assumes
              Vail Banks will not change its dividend policy as a result of the merger.
       (d) Represents historical dividends paid per share by Vail Banks multiplied by the exchange ratio of 43.7325 shares of Vail Banks common stock for each share of Estes Bank common stock designated for purposes of this computation.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following tables present certain selected historical financial information for Vail Banks and Estes Bank. The data should be read in conjunction with the historical consolidated financial statements, including the notes thereto, and other financial information concerning Vail Banks incorporated by reference in this proxy statement/prospectus in Appendix B. Interim unaudited data for the three months ended March 31, 2000 and 1999, of Vail Banks and Estes Bank reflect, in the opinion of the respective management of Vail Banks and Estes Bank, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of that data. Results for the three months ended March 31, 2000, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


----------------------------------------------------
VAIL BANKS, INC.                                    |          AS OF AND FOR THE                 AS OF THE YEAR ENDED
                                                    |     THREE MONTHS ENDED MARCH 31                 DECEMBER 31
----------------------------------------------------
Operating Data:                                            2000                 1999                     1999
--------------                                             ------               ----                     ----
                                                          >
Interest income                                        $    9,540           $    7,914                 $   35,082

Interest expense                                       $    3,198           $    2,636                 $   10,868
                                                        ---------            ---------                  ---------
Net interest income                                    $    6,342           $    5,278                 $   24,214

Provision for loan losses                              $      300                    0                 $      455
                                                        ---------            ---------                  ---------
Net interest income after provision
  for loan losses                                      $    6,042           $    5,278                 $   23,759

Noninterest income                                     $    1,731           $      927                 $    3,970

Noninterest expense                                    $    5,788           $    4,999                 $   19,832

Income tax expense                                     $      803           $      490                 $    3,041
                                                        ---------            ---------                  ---------

Net income                                             $    1,182           $      716                 $    4,856


Common Share Data:
-----------------

Earnings per common share (basic)                      $     0.20           $     0.12                 $     0.80

Earnings per common share (dilutive)                   $     0.19           $     0.12                 $     0.80

Book value per common share (basic)                    $     9.84           $     9.12                 $     9.68

Tangible book value per common share                   $     5.67           $     5.35                 $     5.69

Cash dividends per common share                                 0                    0                          0

Weighted average common shares outstanding (basic)      6,041,806            6,040,608                  6,040,618

Weighted average common shares outstanding              6,107,869            6,129,502                  6,091,635

End of period common shares outstanding                 6,081,180            6,040,608                  6,069,370

Balance Sheet Data (end of period):
----------------------------------

Total Assets                                           $  474,308           $  436,611                 $  464,962

Investment securities                                  $   34,968           $   36,037                 $   36,791

Total loans                                            $  352,390           $  265,903                 $  336,735

Allowance for loan losses                              $    2,984           $    2,444                 $    2,739

Earning assets                                         $  387,358           $  356,800                 $  373,526

Deposits                                               $  380,477           $  377,500                 $  372,742

Shareholders' equity                                   $   59,821           $   55,096                 $   58,727

Tangible shareholders' equity                          $   34,481           $   32,324                 $   34,550


Performance Ratios:
------------------

Return on average assets                                     1.01%                 .67%                      1.10%

Return on average shareholders' equity                       7.98%                5.30%                      8.62%

Net interest margin (FTE)                                    6.70%                6.13%                      6.78%

Operating efficiency ratio                                  68.31%               76.79%                     66.87%

Shareholders' equity  to total assets                       12.61%               12.62%                     12.63%

Loan to deposit ratio                                        92.6%                70.4%                      90.3%

Average total loans                                    $  346,992           $  268,010                 $  301,052

Average earning assets                                 $  383,216           $  351,924                 $  359,552

Average total assets                                   $  472,530           $  433,405                 $  443,014

Average equity                                         $   59,589           $   54,798                 $   56,318

Average equity to average assets                             12.6%                12.6%                      12.7%

Average loans to average deposits                            92.1%                71.7%                      80.3%

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

----------------------------------------------------
ESTES BANK CORPORATION                              |              AS OF AND FOR THE               AS OF AND FOR THE
                                                    |         THREE MONTHS ENDED MARCH 31,     YEAR ENDED DECEMBER 31,
----------------------------------------------------
Operating Data:                                                  2000               1999                1999
--------------                                                   ----               ----                ----
Interest income                                             $   1,432          $   1,433           $   6,067
Interest expense                                            $     473          $     473           $   1,974
                                                                  ---                ---               -----
Net interest income                                         $     959          $     960           $   4,093
Provision for loan losses                                   $     275          $       8           $       0
                                                                  ---               ----               -----
Net interest income after provision for loan losses         $     684          $     952           $   4,093
Noninterest income                                          $     202          $     231           $     861
Noninterest expense                                         $     606          $     758           $   2,614
Income tax expense                                          $      64          $      87           $     594
                                                                  ---               ----               -----

Net income                                                  $     216          $     338           $   1,746

Common Share Data:
-----------------

Earnings per common share (basic)                           $    4.70          $    7.52           $    38.80
Earnings per common share (dilutive)                        $    3.99          $    6.27           $    32.36
Book value per common share                                 $  174.05          $  154.84           $   173.02
Tangible book value per common share                        $  129.66          $   99.53           $   120.91
Cash dividends per common share                             $    3.00          $    2.00           $    12.00
Weighted average common shares outstanding (basic)             45,895             45,000               45,000
Weighted average common shares outstanding                     54,094             53,949               53,961
(diluted)
End of period common shares outstanding                        51,750             45,000               45,000

Balance Sheet Data (end of period):
Total Assets                                                $  78,920          $  79,071           $   82,898
Investment securities                                       $  22,429          $  23,803           $   26,444
Total loans                                                 $  46,888          $  44,558           $   46,349
Allowance for loan losses                                   $     345          $     412           $      405
Earnings assets                                             $  70,192          $  70,051           $   72,793
Deposits                                                    $  69,329          $  70,948           $   73,132
Shareholders' equity                                        $   9,007          $   6,968           $    7,786
Tangible shareholders' equity                               $   6,710          $   4,479           $    5,441

Performance Ratios:
------------------

Return on average assets                                         1.08%              1.70%                2.07%
Return on average shareholders' equity                          10.29%             19.65%               23.95%
Net interest margin (FTE)                                        5.40%              5.47%                5.51%
Operating efficiency ratio                                      48.06%             59.61%               48.91%
Shareholders' equity  to total assets                           11.41%              8.81%                9.39%
Loan to deposit ratio                                           67.13%             62.22%               62.82%

Average total loans                                         $  46,442          $  43,287           $   45,763
Average earning assets                                      $  71,107          $  70,274           $   74,535
Average total assets                                        $  79,731          $  79,484           $   84,343
Average equity                                              $   8,397          $   6,882           $    7,291
Average equity to average assets                                10.53%              8.66%                8.64%
Average loans to average deposits                               66.05%             60.60%               60.33%

                    PRO FORMA COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma combined balance sheet as of March 31, 2000, and the unaudited pro forma combined statements of income for the three months ended March 31, 2000 and 1999, and for the year ended December 31, 1999, combine the historical financial statements of Vail Banks with Estes Bank after giving effect to the merger using the purchase method of accounting. Pro forma adjustments to the balance sheet are computed as if the transaction occurred at March 31, 2000, while the pro forma adjustments to the statements of earnings are computed as if the transaction occurred on January 1, 1999, the earliest period presented. In addition, the following financial statements do not reflect any anticipated cost savings, which may be realized by Vail Banks after completion of the merger.

         The unaudited pro forma information is not intended to represent what Vail Banks' and Estes Bank's combined results of operations actually would have been if the merger had occurred on January 1, 1999. The information has been prepared assuming that the merger will be accounted for under the purchase method of accounting such that the assets acquired and liabilities assumed will be recorded at their estimated fair values, with the excess of the purchase price over the net fair values recorded as an intangible asset. These pro forma financial statements should be read in conjunction with the consolidated financial statements of Vail Banks, Inc. incorporated by reference in this proxy statement/prospectus and the consolidated financial statements of Estes Bank Corporation included herein. The unaudited pro forma combined balance sheet and statements of income are not necessarily indicative of the combined financial position at consummation of the merger or the results of operations following consummation of the merger.

                   VAIL BANKS, INC. AND ESTES BANK CORPORATION
                        PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 2000
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                              HISTORICAL
                                                                              ----------
                                                                                         PRO FORMA
                                                         VAIL BANKS,     ESTES BANK      ADJUSTMENTS     PRO FORMA
                                                             INC.        CORPORATION    DEBIT (CREDIT)   COMBINED
                                                         -----------     -----------    --------------   ---------
                      ASSETS
                      ------
Cash and due from banks                                    $24,320           3,276      (18,525)(B)        9,071
Federal funds sold                                              --             875               --          875
Investment securities available-for-sale                    29,639           7,252               --       36,891
Investment securities held to maturity                       5,329          15,177         (278)(B)       20,228

Loans                                                      352,390          46,888               --      399,278
Less allowance for loan losses                              (2,984)           (345)              --       (3,329)

     Net loans                                             349,406          46,543               --      395,949

Premises and equipment                                      35,015           2,588               --       37,603
Interest receivable                                          2,881             606               --        3,487
Intangible assets                                           25,340           2,297        13,021(B)       40,658
Other assets                                                 2,378             306               --        2,684

     Total assets                                          474,308          78,920          (5,782)      547,446

Deposits:
Noninterest-bearing                                         78,402          14,472               --       92,874
Interest-bearing                                           302,075          54,857               --      356,932

     Total deposits                                        380,477          69,329               --      449,806

Federal Home Loan Bank advances                             21,000              --               --       21,000
Federal funds purchased                                      8,410              --               --        8,410
Interest payable and other liabilities                       3,933             584               --        4,517

     Total liabilities                                     413,820          69,913               --      483,733

Minority interest                                              667              --               --          667

Common stock                                                 6,081              52           52 (B)        6,421
                                                                                       ------------
                                                                                           (340)(B)
Additional paid-in capital                                  46,744           1,667        1,667 (B)       49,629
                                                                                         (2,885)(B)
Retained earnings                                            7,560           7,335        7,335 (B)        7,560
Accumulated other comprehensive income (loss)                 (564)            (47)         (47)(B)         (564)

                                                            59,821           9,007         5,782          63,046

     Total liabilities and stockholders' equity           $474,308          78,920         5,782         547,446

See Notes to Unaudited Pro Forma Combined Financial Statements.

                                    VAIL BANKS, INC. AND ESTES BANK CORPORATION
                                      PRO FORMA COMBINED STATEMENTS OF INCOME

                                     FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                     (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                                    (UNAUDITED)

                                                                  HISTORICAL             PRO FORMA
                                                                  ----------            ADJUSTMENTS
                                                         VAIL BANKS,     ESTES BANKN       DEBIT        PRO FORMA
                                                             INC.        CORPORATION     (CREDIT)        COMBINED
                                                        --------------  -------------  -------------  --------------

Interest income                                              $9,540           1,432         --             10,972
Interest expense                                              3,198             473         --              3,671
                                                        --------------  -------------  -------------  --------------
     Net interest income                                      6,342             959         --              7,301

Provision for loan losses                                       300             275         --                575
                                                        --------------  -------------  -------------  --------------

Net interest income after provision for loan losses           6,042             684         --              6,726
                                                        --------------  -------------  -------------  --------------

Non-interest income                                           1,731             202         --              1,933
                                                        --------------  -------------  -------------  --------------

Non-interest expense                                                                      150(C)
                                                              5,788             606         30(D)           6,574
                                                        --------------  -------------  -------------  --------------

Income before income taxes                                    1,985             280         180             2,085

Income tax expense                                              803              64         (11)(F)           856
                                                        --------------  -------------  -------------  --------------

Net income                                                   $1,182             216         169             1,229
                                                        ==============  =============  =============  ==============

Net income per common share (basic)                           $0.20            4.70                          0.19
                                                        ==============  =============                 ==============

Net income per common share (diluted)                         $0.19            3.99                          0.19
                                                        ==============  =============                 ==============

Weighted average shares (basic)                           6,041,806          45,895                     6,381,280
                                                        ==============  =============                 ==============

Weighted average shares (diluted)                         6,107,869          54,094                     6,447,343
                                                        ==============  =============                 ==============



See Notes to Unaudited Pro Forma Combined Financial Statements.

                                    VAIL BANKS, INC. AND ESTES BANK CORPORATION
                                      PRO FORMA COMBINED STATEMENTS OF INCOME

                                     FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                     (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                                    (UNAUDITED)

                                                                  HISTORICAL             PRO FORMA
                                                                  ----------            ADJUSTMENTS
                                                           VAIL BANKS,     ESTES BANKN       DEBIT      PRO FORMA
                                                               INC.        CORPORATION     (CREDIT)      COMBINED
                                                        --------------  -------------  -------------  --------------
Interest income                                              $7,914           1,433             --          9,347
Interest expense                                              2,636             473             --          3,109
     Net interest income                                      5,278             960             --          6,238

Provision for loan losses                                        --               8             --              8

Net interest income after provision for loan losses           5,278             952             --          6,230

Non-interest income                                             927             231             --          1,158

Non-interest expense                                                                           150(C)
                                                        --------------  -------------  -------------  --------------
                                                              4,999             758             30(D)       5,937

Income before income taxes                                    1,206             425            180          1,451

Income tax expense                                              490              87            (11)(F)        566

Net income                                                     $716             338            169            885

Net income per common share (basic)                           $0.12            7.52                          0.14

Net income per common share (diluted)                         $0.12            6.27                          0.14

Weighted average shares (basic)                            6,040,608         45,000                     6,380,082

Weighted average shares (diluted)                          6,129,502         53,949                     6,468,976

See Notes to Unaudited Pro Forma Combined Financial Statements.

                                    VAIL BANKS, INC. AND ESTES BANK CORPORATION
                                       PRO FORMA COMBINED STATEMENT OF INCOME

                                        FOR THE YEAR ENDED DECEMBER 31, 1999
                                     (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                                    (UNAUDITED)

                                                                  HISTORICAL               PRO FORMA
                                                                  ----------              ADJUSTMENTS
                                                         VAIL BANKS,     ESTES BANK          DEBIT       PRO FORMA
                                                             INC.        CORPORATION       (CREDIT)      COMBINED
                                                       --------------  -------------  -------------  --------------

Interest income                                             $35,082           6,067             --         41,149
Interest expense                                             10,868           1,974             --         12,842
     Net interest income                                     24,214           4,093             --         28,307

Provision for loan losses                                       455              --             --            455

Net interest income after provision for loan losses          23,759           4,093             --         27,852

Non-interest income                                           3,970             861             --          4,831

Non-interest expense                                                                           600(C)
                                                        --------------  -------------  -------------  --------------
                                                             19,832           2,614            120(D)      23,166

Income before income taxes                                    7,897           2,340            720          9,517

Income tax expense                                            3,041             594            (46)(F)      3,589

Net income                                                   $4,856           1,746            674          5,928

Net income per common share (basic)                           $0.80           38.80                          0.93

Net income per common share (diluted)                         $0.80           32.36                          0.92

Weighted average shares (basic)                           6,040,618          45,000                     6,380,092

Weighted average shares (diluted)                         6,091,635          53,961                     6,431,109

See Notes to Unaudited Pro Forma Combined Financial Statements.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


(A) The Agreement and Plan of Reorganization provides for the cash portion of the purchase price to be adjusted (increased or decreased) by the amount in which the net worth of Estes Bank is more or less than $9,871,000 million as of the month end immediately preceding the closing. In addition, the cash portion of the purchase price will be increased to the extent of Estes Bank's net income from the end of the month preceding closing until the closing. The pro forma combined condensed financial statements assume that the net worth of Estes Bank will be $9,871,000 million at the date of closing.

(B) The merger transaction with Estes Bank has been reflected in the pro forma combined condensed balance sheet at March 31, 2000 as follows (in thousands):

Consideration paid:
Cash
     Paid to sellers                                                $   18,275
     Estimated direct merger costs                                         250
                                                                    ----------
                                                                        18,525

Common stock issued (339,474 shares valued at $9.50
   per share)                                                            3,225
                                                                    ----------
                                                                        21,750

Total cost of merger                                                    21,750
Less:  Estes Bank equity at March 31, 2000                               9,007
                                                                    ----------
Excess cost                                                         $   12,743
                                                                    ==========

Allocation of excess cost:
     Investment securities held to maturity                         $    (278)
     Intangible assets                                                  13,021
                                                                    ----------
                                                                    $   12,743
                                                                    ==========

         The computations reflected above are preliminary. The actual amounts at which the transaction will be recorded are dependent on the equity of Estes Bank at the date of closing and an allocation of the purchase price to the fair values of the net assets acquired.

(C) Estimated amortization of intangible assets acquired in merger (in thousands):

                                                          THREE MONTHS ENDED                        YEAR ENDED
                                               MARCH 31, 2000            MARCH 31, 1999          DECEMBER 31, 1999
                                               --------------            --------------          -----------------

Amortization  for  period  based on a 25
   year life                                         150                      150                      600
                                                     ===                      ===                      ===

(D)      Estimated non-direct expenses relating to the merger (in thousands):

                                                          THREE MONTHS ENDED                        YEAR ENDED
                                               MARCH 31, 2000            MARCH 31, 1999          DECEMBER 31, 1999
                                               --------------            --------------          -----------------

Non-direct expenses                                   $30                      30                      120
                                                      ===                      ==                      ===

(E)      Pro  forma  shares   outstanding   (basic  and  diluted)  used  in  the
         determination of net income per share for Vail Banks are as follows:

                                                               MARCH 31,
                                                    2000                      1999               DECEMBER 31, 1999
                                               -------------             -------------           -----------------
BASIC SHARES
Average basic shares - end of period             6,040,608                 6,041,806                6,040,618

Common stock issued to Estes Bank
   shareholders (1)                                339,474                   339,474                  339,474
                                                   -------                   -------                  -------
Average shares - basic                           6,381,280                 6,380,082                6,380,092
                                                 =========                 =========                =========

DILUTED SHARES
Average diluted shares - end of period
                                                 6,107,869                 6,129,502                6,091,635
Common   stock   issued  to  Estes  Bank
   shareholders (1)                                339,474                   339,474                  339,474
                                                   -------                   -------                  -------
Average shares - diluted                         6,447,343                 6,468,976                6,431,109
                                                 =========                 =========                =========


     (1) For pro forma calculations, shares valued at $9.50 per share and are assumed to be outstanding during the entire period.

(F) Pro forma adjustments to income tax expense, based on an effective tax rate of 38%, relate to pro forma adjustments reflected above excluding the amortization of intangible assets.

THE PROPOSED MERGER

BACKGROUND OF AND REASONS FOR THE MERGER

         BACKGROUND

         Over the last few years Estes Bank received occasional inquiries from other financial institutions about the possibility of being acquired. Estes Bank engaged The Wallach Company, an investment banking company, to approach a selected group of prospective purchasers, assist in structuring and negotiating a possible business combination, and render its opinion regarding the fairness, from a financial point of view, of the consideration proposed to be paid to Estes Bank shareholders in such transaction. In October 1999, Wesley A. Brown of The Wallach Company, representing Estes Bank, contacted E. B. Chester, Chairman of Vail Banks to explore the possibility of combining Estes Bank and Vail Banks. Wallach contacted a total of 20 potential merger candidates to determine their interest in Estes Bank and based on discussions with Wallach, eight parties elected to receive additional information about Estes Bank. Of those eight parties, three attended Estes Bank's management presentation and of those three, two parties submitted preliminary indications of interest. On November 5, 1999, after Vail Banks had signed a confidentiality agreement, The Wallach Company delivered to Vail Banks a detailed Offering Memorandum, which described the operations and financial performance of Estes Bank. On November 29, 1999, Mr. Chester and Lisa M. Dillon, President and Chief Executive Officer of Vail Banks met with Mr. Jack G. Haselbush, Chairman of Estes Bank and Bradley D. Sishc, along with Mr. Brown of The Wallach Company to discuss the proposal in greater detail. Again on December 14, 1999, Messrs. Chester, Haselbush, Sishc and Brown and Ms. Dillon met to further discuss the proposal. On December 22, 1999, Mr. Chester and Mr. Haselbush executed a letter that set forth certain understandings between Vail Banks and Estes Bank with respect to the possible acquisition of Estes Bank by Vail Banks.

         Mr. Chester and Ms. Dillon presented a financial analysis of the proposed transaction to members of Vail Banks' Board of Directors on January 24, 2000. At that same meeting, the Board of Directors of Vail Banks considered the business, operations, and asset quality of Estes Bank as well as the attractiveness of the Estes Bank franchise, its management team, and the compatibility of that franchise with the operations of Vail Banks. This analysis included the pro forma financial impact of the merger at a range of prices. After that consideration, Vail Banks' Board of Directors directed Mr. Chester and Ms. Dillon to proceed to a commitment stage, subject to satisfactory completion of a due diligence investigation of Estes Bank.

         After negotiating the terms of a definitive merger agreement, the Board of Estes Bank met on March 21, 2000, to review the merger agreement and consider the transaction with Vail Banks. At that meeting, the Board, Wallach and Estes Bank's legal counsel engaged in a discussion and analysis of a number of factors in determining with which merger candidate to proceed, including: (a) the Board's obligation to maximize the benefit to Estes Bank's shareholders; (b) the ability of Vail Banks to complete the transaction; (c) the tax consequences of the transaction to Estes Bank's shareholders; (d) the proposed term of a definitive agreement; and (e) the effect of the proposed transaction on employees, customers, and the community.

         The Board determined that Vail Banks' offer would produce the maximum benefit to Estes Bank's shareholders since it was the highest price offered by those entities submitting indications of interest and Vail Banks had a good history of completing acquisitions. Further, the Board believes that the proposed transaction with Vail Banks offered a greater likelihood of stability in the operations of the Bank, thereby benefiting customers and the community. As a result, the Board authorized signing the definitive Agreement and Plan of Reorganization.

         On January 24, 2000, representatives of Vail Banks conducted on-site due diligence. Subsequently, both companies undertook additional due diligence and discussions with legal counsel and financial advisors. At a WestStar Bank Board of Directors meeting held February 22, 2000, Mr. Chester distributed and discussed additional pro forma financial information and Ms. Dillon reviewed the due diligence findings. At that time the members of the board authorized Mr. Chester and Ms. Dillon to execute documents in final form.

         The Agreement and Plan of Reorganization by and between Estes Bank, Jack G. Haselbush, Bradley D. Sishc, and Vail Banks was executed on March 21, 2000 and on March 22, 2000, Vail Banks issued a press release describing the transaction.

         ESTES BOARD'S REASONS FOR THE MERGER

         Estes Bank's Board believes that the merger is fair to, and in the best interest of, Estes Bank and its shareholders. Accordingly, the Board has unanimously approved the Agreement and Plan of Reorganization and recommends that Estes Bank shareholders vote FOR the approval and adoption of the Agreement and Plan of Reorganization.

         In reaching its determination that the merger is fair to, and in the best interests of, Estes Bank and its shareholders, the Board considered a number of factors including, without limitation, the following:

o the current condition and growth prospects of Estes Bank, Estes Bank's historical results of operations and its prospective results of operations were Estes Bank to remain independent;

o the economic, business and competitive climate for banking and financial institutions in Colorado;

o the monetary value offered to Estes Bank shareholders by Vail Banks (i) in absolute terms, and (ii) as compared to the value of the other offer received by Estes Bank by a qualified and informed potential acquirer, whose offer was less than Vail Banks' offer;

o the potential market value, liquidity and dividend yield of Estes Bank's common stock if Estes Bank were to remain independent;

o the greater financial and management resources and customer product offerings of Vail Banks which could increase the competitiveness of the combined institution in Estes Bank's market area and its ability to serve the depositors, customers and communities currently served by Estes Bank;

o the historical results of operations and financial condition of Vail Banks and the future prospects for Vail Banks, including anticipated benefits of the Reorganization; and

o    the future growth prospects of Vail Banks following the Reorganization.

         ESTES BANK'S BOARD UNANIMOUSLY RECOMMENDS THAT ESTES BANK SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.
     ---

         ADDITIONAL REASONS FOR THE MERGER

         The Boards of Directors of Estes Bank and Vail Banks believe that the size of the combined organization, $547.4 million in total consolidated assets as of March 31, 2000, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages management believes are afforded community-oriented banks over the larger regional and super-regional banks. It has become increasingly apparent to the management of Estes Bank and Vail Banks that in the current regulatory and competitive environment, larger organizations with greater economies of scale, including the ability to spread largely fixed regulatory compliance costs over a larger gross income base and the ability to attract management talent able to compete in a more sophisticated financial-services environment, will be more successful than smaller organizations, such as Estes Bank or Vail Banks, will be separately. Management of Vail Banks and Estes Bank believe that there is a future for community banks in the banking industry, but that community banks will be required to achieve a critical size to maintain above-average economic performance. The Board of Directors of Vail Banks also viewed Estes Bank as offering a solid franchise in an attractive market giving Vail Banks an opportunity to diversify geographically.

OPINION OF ESTES BANK'S FINANCIAL ADVISOR REORGANIZATION

         Estes Bank has received an opinion from The Wallach Company, Inc. that, as of the date of this Proxy Statement, the merger consideration to be received from Vail Banks was fair to Estes Bank's shareholders from a financial point of view. The full text of Wallach's opinion dated as of the date of this Proxy Statement, which sets forth matters considered in connection with such opinion, is attached hereto as Appendix D and should be read in its entirety by Estes Bank's shareholders. This summary of the opinion is qualified in its entirety by reference to the full text of the opinion.

         Estes Bank's Board retained Wallach as its financial advisor on the basis of the firm's experience and expertise with the financial services and banking industry and with transactions similar to the merger.

         In arriving at an opinion, Wallach has, among other things:

         o reviewed certain financial statements and other financial information of Estes Bank;

         o reviewed the current condition and growth prospects for Estes Bank and its subsidiary bank, including financial projections prepared by Estes Bank's management;

         o discussed the past and current operations and financial conditions and the prospects of Estes Bank with Estes Bank's management;

         o evaluated the economic, banking and competitive climate for banking institutions in Colorado;

         o reviewed the process used leading to the Vail Banks offer, including a review of the potential acquirors contacted and their responses relative to a potential acquisition of Estes Bank;

         o        compared the various offers received from interested parties;

         o compared the Vail Banks offer to recent transactions involving other institutions of similar size, to the extent publicly available; and

         o        reviewed the Agreement and Plan of Reorganization.

         Neither Vail Banks nor Estes Bank imposed any limitations upon the scope of the investigation performed by Wallach in formulating its opinion. In rendering its opinion, Wallach did not independently verify the asset quality and financial condition of Vail Banks or Estes Bank, but instead relied upon the data provided by or on behalf of Vail Banks and the Company to be true and accurate in all material respects. Wallach relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by it for purposes of the fairness opinion. The fairness opinion is necessarily based on information as of the date thereof. The fairness opinion is directed only to the consideration to be received by Estes Bank's shareholders for their shares if the merger is consummated and does not constitute a recommendation to any Estes Bank shareholder as to how such shareholder should vote at the Special Meeting.

         Following is a brief summary of the material analyses utilized by Wallach in arriving at its fairness opinion. This summary does not purport to be a complete description of the analyses performed by Wallach.

         Implied Vail Banks Offer Price. The total offer price is equal to $21.5
         ------------------------------
million subject to adjustments as described in Article I of the Agreement and Plan of Reorganization. Of the total offer price of $21.5 million, $18.3 million is cash consideration and $3.2 million is consideration in the form of Vail Banks' common stock. The implied multiple of trailing 12-month earnings of the Company for the year ended December 31, 1999, was 12.35. The implied multiples of book value and tangible book value at December 31, 1999, were 276.1% and 395.1%, respectively.

         Comparison With the Other Offers. Wallach compared the Vail Banks offer
         --------------------------------
to the other offers received. The other offers involved cash-for-stock and stock-for-stock mergers, pursuant to which Estes Bank's shareholders would receive compensation less than Vail Banks' offer.

         Analysis of Selected Bank Mergers.  Wallach reviewed publicly available
         ---------------------------------
information on the two bank merger and acquisition transactions known by Wallach to have occurred since January 1, 1999, for which Wallach believed the sellers were similar to Estes Bank in size, market and financial performance. At December 31, 1999, Estes Bank had assets of $82.9 million, equity to assets of 9.4%, and a return on assets of 2.11%. The average asset size of the banks acquired in the two comparable transactions was $79.9 million, the average equity to assets was 9.1%, and the average return on assets was 1.99%. Wallach compared certain percentages and multiples implied by the Vail Banks offer with comparable percentages and multiples for the two comparable transactions. The average price offered in the two transactions as a multiple of twelve months trailing earnings was 12.9 as compared to 12.35 associated with the Vail Banks offer. The average multiples of book value and tangible book value in these transactions were [266.5% and 266.5%], respectively, as compared to the multiples of book value and tangible book value of 276.1% and 395.1%, respectively, associated with the Vail Banks offer at the time of the signing of the definitive purchase agreement. Wallach is not aware of any other merger or acquisition transactions involving the sale of commercial banks that it believes are comparable to Estes Bank and for which information is publicly available.

         At  May  31,  2000,   Wallach  was  of  the  opinion  that  the  merger
consideration is fair to Estes Bank's shareholders from a financial point of view.

         Wallach believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by them could create an incomplete view of the process underlying the preparation of its fairness opinion. No company or transaction used in the company comparable transaction analysis is identical to Estes Bank, Vail Banks or the merger. Accordingly, in its analysis Wallach used complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value or the acquisition value of the companies to which they are being compared.

         The Wallach Company, from time to time, has provided strategic and advisory services to Vail Banks in relation to financial planning and acquisition analysis. The Wallach Company is not engaged by Vail Banks with respect to the merger and will not receive any fee from Vail Banks.

         For Wallach's services in connection with preparing a plan for obtaining acquisition offers for Estes Bank, soliciting and negotiating such acquisition offers, rendering its opinion as to the fairness of the merger consideration to Estes Bank's shareholders from a financial point of view and for certain other advisory services in connection therewith, Estes Bank has agreed to pay Wallach certain fees. Wallach will receive a cash fee upon the effectiveness of the merger equal to 2.25% of the first $18.0 million and 4.5% of the amount in excess of $18.0 million received by Estes Bank's shareholders in the transaction. From June 10, 1999 to the effective date of the merger, Wallach has or will receive a monthly retainer of $7,500, which amounts will be credited against the transaction fee due at the effectiveness of the merger. Wallach has also received reimbursement of its actual out-of-pocket expenses and Estes Bank has agreed to indemnify Wallach against certain liabilities, including liabilities under securities laws.

         THE AGREEMENT AND PLAN OF REORGANIZATION

         The material features of the Agreement and Plan of Reorganization are summarized below. Estes Bank Corporation and its wholly-owned subsidiary are referred to collectively as "Estes Bank."

         CLOSING DATE. The Agreement and Plan of Reorganization provides that the merger will be consummated on the first business day following the receipt of approvals from any governmental authorities having jurisdiction over the merger, compliance with the Colorado Business Corporation Act, and compliance with any applicable waiting periods. Vail Banks and Estes Bank management anticipate that the merger will be consummated during the third quarter of 2000.

         TERMS OF THE MERGER. The purchase price for the merger is approximately $21.5 million with $3.2 million payable in Vail Banks' stock and the remainder in cash. The purchase price will be allocated among Estes Bank shareholders in proportion to their respective stock holdings. The number of shares of Vail Banks common stock Estes Bank shareholders will receive will equal $3.2 million divided by the average of the closing sales price of Vail common stock as reported by the NASDAQ market system on each of the 15 consecutive trading days immediately prior to the closing. The share price will not be less than $9.00 per share nor in excess of $12.00 per share. Vail Banks will not issue fractional shares in the merger. Instead, Estes Bank shareholders will receive a cash payment, without interest, for the value of any fraction of a share of Vail Banks common stock that they would otherwise be entitled to receive. Vail Banks shareholders will continue to hold their existing shares of Vail Banks common stock. If, prior to the closing, there is any change in the outstanding shares of Vail common stock or it is effected by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the number of shares of Vail common stock shall be adjusted on a pro rata basis.

         Vail Banks will not issue a fractional share certificate of Vail Banks common stock in connection with the merger, and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends, or to any rights of a shareholder of Vail Banks with respect to that fractional interest. Instead of issuing any fractional shares of Vail Banks common stock, Vail Banks will pay in cash an amount in lieu of any fractional shares.

         If the merger is completed, shareholders of Estes Bank will become shareholders of Vail Banks, and EBC Acquisition Company, a wholly-owned subsidiary of Vail Banks, will be merged with and into Estes Bank. Following the merger, the Articles of Incorporation, Bylaws, corporate identity, and existence of Vail Banks will not be changed, EBC Acquisition Company will cease to exist as a separate entity, and Estes Bank will become a subsidiary of Vail Banks.

         TERMINATION AND CONDITIONS OF CLOSING. The Agreement and Plan of Reorganization may be terminated only for the following reasons:

          o By either party, if there is a material adverse change in the financial condition or business of the Estes Bank or Vail Banks

          o By Vail Banks, if the terms, covenants or conditions of the Agreement to be complied with or performed by the Estes Bank at or before the Closing shall not have been complied with or performed or waived by Vail Banks.

          o By the Estes Bank, if the terms, covenants or conditions of this Agreement to be complied with or performed by Vail Banks at or before the Closing shall not have been complied with or performed or waived by the Estes Bank.

          o By either party, if any action, suit or proceeding shall have been instituted or threatened which makes consummation of the transactions herein contemplated inadvisable.

          o By either party, if the receipt of regulatory approvals has not occurred on or before October 1, 2000.

         The following are some of the required conditions of closing:

          o the accuracy of the representations and warranties of all parties contained in the Agreement and Plan of Reorganization and related documents as of the date when made and the effective date;

          o the performance of all agreements and conditions required by the Agreement and Plan of Reorganization;

          o the delivery of officers' certificates, resolutions, and legal opinions to Estes Bank and Vail Banks;

          o approval of the Agreement and Plan of Reorganization by the vote of the holders of at least two-thirds of Estes Bank stock;

          o    receipt  of  all   necessary   authorizations   of   governmental
               authorities,   and  the  expiration  of  any  regulatory  waiting
               periods;

          o the receipt by Vail Banks of an opinion from counsel for Estes Bank covering customary corporate matters;

          o the receipt by Vail Banks of an accountants' letter from Fortner Bayens Levkulich & Co., P.C.;

          o the issuance of certificates of merger executed by the Secretary of State of the State of Colorado;

          o    delivery of the purchase price by Vail Banks;

          o effectiveness of the registration statement on Form S-4 registering under the Securities Act, the Vail Banks common stock to be issued to Estes Bank shareholders in connection with the merger;

          o the tendering of the resignations of the Boards of Directors and Executive Officers of Estes Bank and United Valley Bank; and

          o    the   termination   of  all   written   employment,   termination
               consultancy or similar agreements entered into by Estes Bank or United Valley Bank.

         SURRENDER OF CERTIFICATES. Shortly before the consummation of the merger, Vail Banks will make available to American Securities Transfer & Trust, Denver, Colorado, ("Exchange Agent") the number of shares of Vail Common Stock that will be issuable to the shareholders of Estes Bank stock. After the Closing Date, Vail Banks or the Exchange Agent shall mail to each holder of record of Estes Bank stock a letter with instructions for the issuance of Vail Common Stock certificates. Upon receipt by the Exchange Agent of a completed, signed transmittal letter, the Exchange Agent will issue Vail Common Stock certificates representing the holder's share of the Vail Common Stock portion of the Purchase Price and a check for an amount in lieu of any fractional shares.

REQUIRED SHAREHOLDER APPROVAL

         The holders of at least two-thirds of Estes Bank stock entitled to vote at the special meeting must approve the Agreement and Plan of Reorganization for the merger to be completed.

         On March 21, 2000, the outstanding voting securities of Estes Bank consisted of 51,750 shares of Estes Bank common stock, with registered holders thereof being entitled to one vote per share. Certain executive officers and members of Estes Bank's Board of Directors, who have entered into agreements with Vail Banks to vote their shares of Estes Bank common stock in favor of the merger, own or control 34,295 shares, approximately 66.27% of outstanding shares of Estes Bank common stock, which is slightly less than the two-thirds majority required to approve the merger (if all outstanding options were exercised, approximately 67.67% of the then outstanding shares of Estes Bank common stock would be voted in favor of the merger, in excess of the two-thirds majority required to approve the merger).

EXPENSES

         Vail Banks will pay all of the expenses incurred by Vail Banks in connection with the authorization, preparation, execution and performance of the Agreement and Plan of Reorganization including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing of required registration statements, and all other regulatory applications with state and federal authorities in connection with the transactions contemplated hereby and thereby, shall be paid by Vail Banks. Vail Bank will also pay all of the expenses of Fortner Bayens Levkulich & Company, P.C. in connection with its audit and preparation of Estes Banks management's discussion and analysis. All expenses incurred by Estes Bank in connection with the authorization, preparation, execution and performance of the Agreement and Plan of Reorganization, including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants (except as noted above) for Estes Bank, shall be paid by Estes Bank. The cost of preparing and mailing any Registration Statement hereunder with the Securities and Exchange Commission will be paid by Vail Banks, PROVIDED, HOWEVER, that in the event that the Estes Bank does not secure the shareholder vote necessary to authorize and approve the Agreement and Plan of Reorganization, Estes Bank shall reimburse Vail Banks for the reasonable costs and expenses it incurred in connection with the preparation and filing of the Registration Statement.

CONDUCT OF BUSINESS OF ESTES BANK PENDING CLOSING
         The Agreement and Plan of Reorganization provides that, pending consummation of the merger Estes Bank agrees (except as expressly contemplated by this Agreement or to the extent that Vail Banks shall otherwise consent in advance in writing) that it will:

o    carry on its businesses in the usual, regular and ordinary course;

o shall not propose to declare or pay any dividends on, or make other distributions in respect of, any of its capital stock except that it may declare its regular quarterly dividends or other distributions on its common stock; split, combine or reclassify any of their capital stock or issue, authorize or propose the issuance of any other securities; or repurchase or otherwise acquire any shares of their capital stock (except for the 3,250 options outstanding as of the date of the Agreement and Plan of Reorganization);

o not sell, issue, authorize or propose the sale or issuance of, or purchase or propose the purchase of, any shares of their capital stock or any class of securities convertible into, or rights, warrants or options to acquire (except for the 3,250 options outstanding as of the date of the Agreement and Plan of Reorganization), any such shares, or other convertible securities or enter into any agreement with respect to the foregoing;

o    not amend its articles of incorporation, charter, or bylaws;

o maintain its corporate existence and powers and fully comply with all federal, state and local laws with respect to its operations and the conduct of its businesses;

o not acquire a substantial portion of the assets of any business or any corporation, partnership, association or other entity or division thereof;

o not sell, lease or otherwise dispose of any of its assets except for sales, leases and other dispositions in the ordinary course of business consistent with prior practice;

o maintain its properties and assets in satisfactory condition and repair for the purposes intended, ordinary wear and tear and damage by fire or other casualty excepted;

o not enter into or amend any bonus, incentive compensation, deferred compensation, profit sharing, retirement, pension, group insurance, stock option, stock purchase or other benefit plan or any union, employment or consulting agreement except as required by law or regulations and shall not accelerate the exercisability of any options (except the 3,250 options outstanding as of the date of the Agreement and Plan of Reorganization), warrants or rights to purchase securities of Estes Bank pursuant to any benefit plan;

o maintain the books and records in the usual, regular and ordinary course on a basis consistent with prior years;

o not grant to any officer, employee or agent any increase in compensation or in severance or termination pay, or enter into any employment agreement;

o not pay any claim or discharge or satisfy any lien or encumbrance or pay any obligation or liability other than in the ordinary course of business or as required by the terms of any written instrument evidencing or governing the same;

o not take any action that would or could reasonably be expected to result in any of their representations and warranties becoming untrue at any time on or prior to the Closing Date;

o maintain and keep or cause to be maintained and kept in full force and effect all of its insurance;

o only invest funds in securities of the government of the United States, Repurchase Agreements secured by securities of the government of the United States, federal funds, or deposits insured by the FDIC; provided, however, that no such investment shall have a stated maturity of greater than five
     (5) years and the various stated maturities of the investments shall be consistent with the stated maturities of the investments held in the ordinary course of their businesses;

o not change the banking and safe deposit arrangements, except for changes in the ordinary course of business; and

o advise Vail Banks orally and in writing of any change or event having, or which Estes Bank Management believes could have, a material adverse effect on the assets, liabilities, business, operations or financial condition.

INTEREST OF MANAGEMENT IN THE TRANSACTION; CONDUCT OF BUSINESS AFTER THE MERGER

         Except as set forth below, no director or officer of Estes Bank, or any of its associates, has any direct or indirect material interest in the merger, except that those persons may own shares of Estes Bank common stock which will be converted in the merger into Vail Banks common stock. The directors of Vail Banks currently anticipate that after the merger, Jack G. Haselbush, a director and executive officer of Estes Bank will be elected to serve on Vail Banks' Board of Directors. Vail Banks and Estes Bank do not anticipate that the merger will result in any material change in compensation to employees of Estes Bank.

         There are 39,270 shares of Estes Bank common stock held by its directors, executive officers, and their affiliates, all of which are entitled to vote on this merger.

         Vail Banks has agreed in the Agreement and Plan of Reorganization to provide employee benefits to Estes Bank employees that are substantially similar to those Vail Banks currently provides to its employees and to indemnify each person entitled to indemnification by Estes Bank for liabilities arising from acts or omissions arising prior to the effective date.

COMPARISON OF THE RIGHTS OF ESTES BANK AND VAIL BANKS SHAREHOLDERS

         Upon completion of the merger, holders of Estes Bank common stock (other than dissenting shareholders) will become shareholders of Vail Banks. The following is a summary of material differences between the rights of holders of Vail Banks common stock and holders of Estes Bank common stock. Since Vail Banks and Estes Bank are both organized under the laws of Colorado, any differences arise from differing provisions of the corporations' respective articles of incorporation and bylaws.

         ELIMINATION OF LIABILITY.

         VAIL BANKS: Vail Banks' Articles of Incorporation provide for indemnification of directors to the full extent permitted by Colorado law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to Vail Banks and its shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Vail Banks pursuant to the foregoing provisions, Vail Banks has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Pursuant to its Articles of Incorporation, Vail Banks may indemnify its officers, employees, agents and other persons to the fullest extent permitted by Colorado law. Vail Banks has entered into indemnification agreements with its directors and executive officers pursuant to which Vail Banks has agreed to indemnify such persons in certain circumstances.

         Vail Banks' Bylaws also provide that Vail Banks shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Vail Banks, or who, while a director, officer, employee or agent, is or was serving as a director, officer, trustee, general partner, employee or agent of one of Vail Banks' subsidiaries or, at the request of Vail Banks, of any other organization, against any liability asserted against such person or incurred by such person in any such capacity, whether Vail Banks would have the power to indemnify such person against such liability under Colorado law. Vail Banks intends to purchase and maintain insurance on behalf of all of its directors and executive officers.

         ESTES BANK: The Estes Bank Articles of Incorporation provide that a Estes Bank director shall not be personally liable to Estes Bank or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain circumstances. In addition, Estes Bank's Articles of Incorporation provide for indemnification of directors to the full extent permitted by applicable law.

STAGGERED BOARD OF DIRECTORS; REMOVAL; FILLING VACANCIES.

         VAIL BANKS: The Articles of Incorporation provide that the Board of Directors will consist of between 10 and 18 directors. The Board currently consists of 14 directors. The Board of Directors is divided into three classes of directors serving staggered three- year terms. In addition, directors may be removed by the shareholders only for cause. The classification of directors and the limitation on removal only for cause has the effect of making it more difficult for shareholders to change the composition of the Board of Directors. Vail Banks believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of Vail Banks' management and policies. The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of Vail Banks' stock or attempting to obtain control of Vail Banks, even though such an attempt might be beneficial to Vail Banks and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case. The shareholders will be entitled to vote on the election or removal of directors, with each share entitled to one vote.

         The Bylaws provide that, unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A director may be removed only with cause by the vote of the holders of a majority of the shares entitled to vote for the election of directors at a meeting of the shareholders called for the purpose of removing such director. A vacancy resulting from an increase in the number of directors may be filled by action of the Board of Directors.

         ESTES BANK: The Articles of Incorporation provide that the number of Directors will be fixed by resolution of the board of directors from time to time and may be increased or decreased. Directors must be at least 18 years old but need not be shareholders or residents of Colorado. Directors are elected at the annual meeting or a special meeting called for that purpose. Each director holds office until the next annual meeting or until the director successor is elected and qualified. Vacancies may be filled by shareholders, the board or by an affirmative vote of a majority of the remaining directors, even if less than a quorum.

ACCOUNTING TREATMENT

         The merger is expected to be accounted for by Vail Banks as a purchase. Vail Banks will record, at fair value, the acquired assets and assumed liabilities of Estes Bank. To the extent the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Vail Banks will record goodwill. Vail Banks will include in its results of operations the results of Estes Bank's operations after the merger.

         The unaudited pro forma data included in this Proxy Statement-Prospectus for the merger have been prepared using the purchase method of accounting. For a more detailed discussion of accounting treatment, see "Summary-Comparative Per Common Share Data."

RESALES OF VAIL BANKS STOCK BY DIRECTORS AND OFFICERS OF ESTES BANK

         Although Vail Banks has registered the Vail Banks common stock to be issued in the merger under the Securities Act of 1933, the directors, officers, and shareholders of Estes Bank who are deemed to be affiliates of Estes Bank may not resell the Vail Banks common stock received by them unless those sales are made pursuant to an effective registration statement under the Securities Act, or under Rules 144 and 145 of the Securities Act, or another exemption from registration under the Securities Act. Rules 144 and 145 limit the amount of Vail Banks common stock or other equity securities of Vail Banks that those persons may sell during any three month period, and they require that certain current public information with respect to Vail Banks be available and that the Vail Banks common stock be sold in a broker's transaction or directly to a market maker in the Vail Banks common stock.

REGULATORY APPROVALS

         The Federal Reserve Bank of Kansas City pursuant to delegated authority from the Board of Governors of the Federal Reserve System has approved the merger. In determining whether to grant that approval, the Federal Reserve considered the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities served.

         The acquisition of Estes Bank will reduce WestStar Bank's capital below "well capitalized" to "adequately capitalized." As a condition of approval of the acquisition of Estes Bank by Vail Banks by the Federal Reserve, Vail Banks committed that WestStar Bank's capital would exceed the minimum requirements for "well-capitalized" banks at June 30, 2001.

RIGHTS OF DISSENTING SHAREHOLDERS

         Sections 7-113-101 through 7-113-302 of the Colorado Business Corporation Act provide that the holders of Estes Bank stock have the right to dissent from consummation of the merger and obtain the "fair value" of their shares if the merger is effectuated. Copies of these sections are set out in Appendix C.

         To preserve the right to exercise dissenters' rights, an Estes Bank shareholder must: (i) deliver to Jack G. Haselbush, Secretary of Estes Bank, Estes Bank Corporation, P.O. Box 2270, 363 E. Elkhorn Avenue, Estes Park, Colorado 80517, prior to the vote of the Estes Bank shareholders to approve the Agreement and Plan of Merger, written notice that the shareholder intends to demand payment for his or her shares if the merger is consummated, and (ii) not vote his or her shares in favor of approval of the Agreement and Plan of Reorganization. The failure by a shareholder to vote his or her shares at the Estes Bank meeting or to return a proxy in respect of the Estes Bank meeting will not be deemed to be a vote in favor of approval of the Agreement and Plan of Reorganization. However, return of a blank proxy or a proxy directing a vote in favor of the Agreement and Plan of Reorganization will be deemed to be a vote in favor of the Agreement and Plan of Reorganization and will constitute a waiver of the shareholder's right to dissent from the approval of the Agreement and Plan of Reorganization.

         After the Agreement and Plan of Reorganization is approved by the Estes Bank shareholders but in no event later than ten days after the consummation date of the merger, Estes Bank will deliver a written notice (a "Dissenters' Notice") to all of its shareholders who both notified Estes Bank of their intention to dissent and did not vote in favor of the Agreement and Plan of Reorganization, (i) stating that the merger was authorized and the consummation date of the merger (or if the merger is not yet effective, the proposed consummation date); (ii) providing the address to which payment demands must be sent and the address at which the certificates representing the shares of Estes Bank stock with respect to which dissenters' rights are being exercised must be deposited; (iii) stating that if a record shareholder is exercising dissenters' rights for a beneficial owner, that any demand for payment in respect of such shares must be accompanied by a certificate from the beneficial owner certifying that dissenters' rights have been or will be timely asserted with respect to all shares of Estes Bank stock owned beneficially by such beneficial shareholder and as to which there is no limitation on such shareholder's ability to exercise dissenters' rights; (iv) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, and (v) stating the date by which Estes Bank must receive the payment demand and the certificates representing the shares of Estes Bank stock for which dissenters' rights are being exercised, which date shall not be less than 30 days after the Dissenters' Notice is given. The Dissenters' Notice shall be accompanied by a form which may be used to demand payment and by a copy of the provisions of the Colorado Business Corporation Act governing dissenters' rights.

         A shareholder who wishes to assert dissenters' rights after receiving a Dissenters' Notice must, by the date stated in the Dissenters' Notice, (i) make a written demand for payment for such Estes Bank Dissenting Shareholder's shares of Estes Bank stock, and (ii) deposit the certificates representing such shares as directed in the Dissenters' Notice. A Estes Bank dissenting Shareholder retains all rights of a shareholder, except the right to transfer his or her shares, until the consummation date of the merger. After the consummation date of the Estes Bank merger, the Estes Bank Dissenting Shareholder has only the right to receive payment for such shares. A shareholder who does not demand payment and deposit his or her shares by the date stated in the Dissenters' Notice is not entitled to payment for his or her shares.

         Upon the later of the consummation date of the merger or the date of receipt of demand for payment from a Estes Bank Dissenting Shareholder, Estes Bank shall pay to each Estes Bank Dissenting Shareholder who has complied with the dissenters' rights provisions of the Colorado Business Corporation Act the amount that Estes Bank estimates to be the "fair value" of such Estes Bank Dissenting Shareholder's shares, plus accrued interest from the consummation date of the merger until the date of payment at an annual rate equal to the interest rate currently paid by Estes Bank on its principal bank loans, if any, or if none, at the legal rate specified in Section 5-12-10 of the Colorado Revised Statutes which is currently eight percent per annum. Payment will be made to the address stated in the Estes Bank Dissenting Shareholder's payment demand or, if none, at the address shown in Estes Bank's current record of shareholders. The payment will be accompanied by (i) Estes Bank's financial statements for its most recent fiscal year for which financial statements have been prepared; (ii) a statement of Estes Banks estimate of the "fair value" of the Estes Bank Dissenting Shareholder's shares; (iii) an explanation of how the amount of interest included in the payment was calculated; (iv) a statement of the Estes Bank Dissenting Shareholder's rights if the Estes Bank Dissenting Shareholder is dissatisfied with the payment, and (v) a copy of the provisions of the Colorado Business Corporation Act governing dissenters' rights.

         If a Estes Bank Dissenting Shareholder believes that the amount paid by Estes Bank as the "fair value" of his or her shares is inadequate or that the interest due to the Estes Bank Dissenting Shareholder has been incorrectly calculated, the Estes Bank Dissenting Shareholder may notify Estes Bank in writing within 30 days of receipt of payment by Estes Bank of the Estes Bank Dissenting Shareholder's own estimate of the "fair value" of his or her shares and/or the amount of interest that the Estes Bank Dissenting Shareholder believes to be due and may demand payment of such amount less any payments already received by the Estes Bank Dissenting Shareholder. If a Estes Bank Dissenting Shareholder makes such a payment demand within the 30-day period, Estes Bank is obligated to pay the amount demanded unless, within 60 days of receipt of such demand, Estes Bank and the Estes Bank Dissenting Shareholder agree on the amount payable by Estes Bank to the Estes Bank Dissenting Shareholder or Estes Bank commences a proceeding in Colorado District Court for Larimer County, Colorado petitioning the court to determine the "fair value" of such Estes Bank Dissenting Shareholder's shares and/or the amount of the interest due to the Estes Bank Dissenting Shareholder.

         The costs of any court proceeding to determine the amount due to a Estes Bank Dissenting Shareholder, including reasonable compensation and expenses of appraisers appointed by the court, will generally be assessed against Estes Bank. The court may, however, assess such costs against the Estes Bank Dissenting Shareholder if the court finds that the Estes Bank Dissenting Shareholder acted arbitrarily, vexatiously, or not in good faith. The court may also assess fees and expenses of counsel and experts against Estes Bank if Estes Bank did not substantially comply with the dissenters' rights provisions of the Colorado Business Corporation Act or against any party who the court finds acted arbitrarily, vexatiously or not in good faith.

         Once a Estes Bank Dissenting Shareholder demands payment for his or her shares, the demand is irrevocable unless the merger is not consummated within 60 days after the date stated in the Dissenters' Notice by which a Estes Bank Dissenting Shareholder must provide Estes Bank with a demand for payment and must deposit his or her shares with Estes Bank. If the merger is not consummated by the end of the 60-day period, Estes Bank must return any deposited shares to the Estes Bank Dissenting Shareholder and deliver a new Dissenters' Notice to the Estes Bank Dissenting Shareholder.

         If shareholders elect to exercise these dissenters' rights, the receipt of cash for shares of Estes Bank stock will be a taxable transaction to Estes Bank shareholders receiving such cash, as described under "Material Federal Income Tax Consequences of the merger."

ESTES BANK SHAREHOLDERS CONSIDERING EXERCISING STATUTORY DISSENTERS' RIGHTS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE TAX CONSEQUENCES OF SUCH ACTIONS.

To the extent there are any inconsistencies between the foregoing summary and the Colorado Business Corporation Act, the Colorado Business Corporation Act shall control.

MATERIAL  FEDERAL  INCOME TAX  CONSEQUENCES  OF THE  MERGER  AND  OPINION OF TAX
COUNSEL

         The merger will constitute a taxable transaction to the Estes Bank shareholders. In general, both the cash received and the fair market value of the Vail Banks stock received by the Estes Bank shareholders will be treated as amounts received from the sale of their shares of Estes Bank stock, and (provided that such Estes Bank stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long-term as appropriate) measured by the difference between the sale price of such Estes Bank stock and such shareholders tax basis in such Estes Bank stock.

         Each shareholder of Estes Bank should consult their tax advisors with respect to the specific tax treatment to each such shareholder.

                    INFORMATION ABOUT ESTES BANK CORPORATION

DESCRIPTION OF BUSINESS

         Estes Bank Corporation is a bank holding company based in Estes Park, Colorado. All of Estes Bank's activities are conducted through its wholly-owned subsidiary, United Valley Bank, a full-service commercial bank with offices in Estes Park, Granby and Grand Lake, Colorado. At March 31, 2000, Estes Bank had total consolidated assets of $78.9 million, total consolidated loans of $46.5 million, total consolidated deposits of $69.3 million, and total consolidated shareholders' equity of $9 million. Estes Bank provides customary types of banking services such as checking accounts, savings accounts, and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans, and provides other financial services. Estes Bank was incorporated on October 5, 1972, as a Colorado business corporation. In December 1972, Estes Bank acquired all of the shares of common stock of United Valley Bank, formerly known as Estes Park Bank, which was organized as a Colorado banking corporation on April 10, 1908. As of March 31, 2000, United Valley Bank had 27 full-time employees and 2 part-time employees. Estes Bank has no employees. United Valley Bank is not a party to any collective bargaining agreement, and, in the opinion of management, it believes that it enjoys satisfactory relations with its employees.

         Estes Bank's corporate office and main office is located at P.O. Box 2270, 363 E. Elkhorn Avenue, Estes Park, Colorado 80517. The main office is in an office building owned by United Valley Bank and contains approximately 20,000 square feet of finished space. The Granby, Colorado Branch Office of United Valley Bank contains approximately 4,500 square feet. The Grand Lake Branch Office of United Valley Bank is leased.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ESTES BANK

         The following discussion provides certain information regarding the financial condition and results of operations of Estes Bank. This discussion should be read in conjunction with Estes Bank's Consolidated Financial Statements and Notes to Consolidated Financial Statements presented elsewhere in this Proxy Statement/Prospectus. See "Index to Estes Bank Consolidated Financial Statements."

OVERVIEW

         Estes Bank's net income for the three months ended March 31, 2000 decreased $122,000, or 36.1%, to $216,000 from $338,000 for the three months ended March 31, 1999. Net income for the year ended December 31, 1999 increased $367,000 or 26.6% to $1,746,000 from $1,379,000 in 1998.

         Total assets at March 31, 2000 decreased $151,000, or .2%, to $78,920,000 from $79,071,000 at March 31, 1999. Total assets at December 31,
1999 increased  $3,212,000 or 4.0%, to $82,898,000  from $79,686,000 at December
31, 1998.

         The annualized return on average assets was 1.08% for the three months ended March 31, 2000, compared to 1.70% for the three months ended March 31, 1999. The return on average assets was 2.07% for the year ended December 31, 1999 compared to 1.75% for the year ended December 31, 1998.

         The annualized return on average equity was 10.29% for the three months ended March 31, 2000, compared to 19.65% for the three months ended March 31, 1999. The return on average equity was 23.95% for the year ended December 31, 1999, compared to 22.33% for the year ended December 31, 1998.

RESULTS OF OPERATIONS

         NET INTEREST INCOME. Estes Bank's net income is derived primarily from net interest income. Net interest income is the difference between interest income, principally from loans, investment securities and funds sold, and interest expense, principally on customer deposits. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest-income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

         The following tables set forth the average balances, net interest income and expense and average yields and rates for Estes Bank's earning assets and interest-bearing liabilities for the indicated periods on a tax-equivalent basis assuming a 34% tax rate.

                                                        THREE MONTHS ENDED MARCH 31,
                                         -------------------------------------------------------------     YEAR ENDED DECEMBER 31,
                                                        2000                         1999                          1999
                                         ----------------------------    -----------------------------   --------------------------
                                                   INTEREST   AVERAGE               INTEREST   AVERAGE            INTEREST  AVERAGE
                                          AVERAGE   EARNED     YIELD     AVERAGE     EARNED     YIELD    AVERAGE   EARNED    YIELD
                                          BALANCE   OR PAID   OR COST    BALANCE    OR PAID    OR COST   BALANCE   OR PAID  OR COST
                                         --------   -------   -------    --------   -------    -------  --------  --------  -------
                                                                            (DOLLARS IN THOUSANDS)
        ASSETS
Interest-earning assets
  Federal funds sold                     $   827   $   11     5.47%      $ 3,536     $   40     4.56%    $ 3,044    $  147     4.83%
  Investment securities
     Taxable                              23,685      336     5.67        23,429        361     6.17      25,674     1,582     6.16
     Tax exempt (tax equivalent)             555       11     7.93           428          8     7.91         461        36     7.81
  Loans (1)                               46,442    1,078     9.29        43,287      1,026     9.48      45,763     4,314     9.43
  Allowance for loan losses                 (402)       -                   (406)        -                  (407)       -
                                          ------    ------               -------      -----               ------     ----

       Total interest-earning assets      71,107    1,436     8.06        70,274      1,435     8.16      74,535     6,079     8.16
Noninterest-earning assets                 8,624                           9,210                           9,808
                                          ------                         -------                          ------

       Total assets                      $79,731                         $79,484                         $84,343
                                          ======                         =======                          ======

      LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Interest-bearing deposits
     Demand, interest-bearing            $27,852   $  163     2.34%      $27,635     $  147     2.12%    $30,260    $  694     2.29%
     Savings                               8,000       56     2.80         8,595         61     2.84       8,706       247     2.84
     Time deposits                        18,940      246     5.20        20,398        265     5.21      19,855     1,026     5.17
                                          ------    -----                 ------      -----               ------     -----

       Total interest-bearing
          deposits                        54,792      465     3.39        56,628        473     3.34      58,821     1,967     3.34

  Federal funds purchased                    518        8     5.94             9         -       .59         109         7     6.42
                                          ------    -----                 ------      -----               ------     -----

       Total interest-bearing
         liabilities                      55,310      473     3.42        56,637        473     3.34      58,930      1,974    3.35
                                                    -----                             -----                           -----
Noninterest-bearing liabilities           16,024                          15,965                          18,122
                                          ------                          ------                          ------

         Total liabilities                71,334                          72,602                          77,052
Shareholders' equity                       8,397                           6,882                           7,291
                                          ------                          ------                         -------
         Total liabilities and
           shareholders' equity          $79,731                         $79,484                         $84,343
                                          ======                          ======                          ======
    Net interest income                            $  963                            $  962                         $4,105
                                                    =====                             =====                          =====
    Net interest margin (2)                                   5.40%                             5.47%                          5.51%
    Net interest spread                                       4.64                              4.82                           4.81
    Ratio of average interest-
      bearing assets to average
      interest-earning liabilities        128.56%                         124.08%                          126.48%
---------

(1)    Loans are net of unearned discount.  Nonaccrual loans are included in average loans outstanding.
       Loan fees are included in interest income as follows:
              March 31, 2000                                                  $  56
              March 31, 1999                                                     67
              December 31, 1999                                                 244
(2)    Net interest  margin is net interest income divided by average total earning assets.

         Net interest income on a tax equivalent basis was $963,000 for the three months ended March 31, 2000, an increase of $1,000 from $962,000 for the same period in 1999. Interest income for the three months ended March 31, 2000 and 1999 was $1,436,000 and $1,435,000, respectively. This minimal change was due to relatively consistent balances in total interest-earning assets.

         Net interest income, on a tax-equivalent basis, was $4,105,000 for the year ended December 31, 1999, an increase of $153,000 from $3,893,000 in 1998. Interest income increased $153,000 to $6,079,000 in 1999 from $5,926,000 in 1998. This increase resulted primarily from an increase of $5,976,000 in average interest-earning assets to $74,535,000 in 1999 from $69,559,000 in 1998. The majority of the asset growth was due to growth in the investment portfolio. Average investments increased $4,938,000 or 23.3% to $26,135,000 for the year ended December 31, 1999 from $21,197,000 at December 31, 1998. The average yield on interest-earning assets decreased to 8.06% for the three months ended March 31, 2000 from 8.16% for the three months ended March 31, 1999 and for the year ended December 31, 1999, on a tax equivalent basis.

         Interest expense for the three months ended March 31, 2000 was $465,000 compared to $473,000 for the same period in 1999. This minimal change was reflective of the relatively stable balances in interest-bearing liabilities and the minimal change in the cost of interest-bearing liabilities. Interest expense decreased $59,000 to $1,974,000 in 1999 from $2,033,000 in 1998. A $2,956,000 increase in interest-bearing demand deposits in 1999 accounted for an increase in interest expense of $64,000. This was offset principally by a decrease in the cost of deposit liabilities to 3.34% in 1999 from 3.60% in 1998. The net interest margin, on a tax-equivalent basis, decreased to 5.40% for the three months ended March 31, 2000 from 5.47% for the same period in 1999. The net interest margin decreased to 5.51% in 1999 from 5.60% in 1998, primarily as a result of lower interest-earning asset yields.

         The following table illustrates, for the periods indicated, the changes in Estes Bank's net interest income (on a tax-equivalent basis) due to changes in volume and changes in interest rates. Changes in net interest income due to both volume and rate have been allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                                        THREE MONTHS ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                                           2000 COMPARED TO 1999        1999 COMPARED TO 1998
                                        ---------------------------   ------------------------
                                              CHANGE DUE TO                CHANGE DUE TO
                                        ---------------------------   ------------------------
                                          VOLUME   RATE    TOTAL       VOLUME    RATE   TOTAL
                                          ------   ----    -----       ------    ----   -----
                                                         (DOLLARS IN THOUSANDS)

Interest-earning assets
  Federal funds sold                       $(31)  $  2     $(29)       $ (82)  $  (14)  $  (96)
  Investment securities
    Taxable                                   4    (29)     (25)         304       -       304
    Tax exempt (tax equivalent)               2      1        3            1       -         1
   Loans                                     75    (23)      52          160     (216)     (56)
                                             --     --       --          ---   ------   ------
          Total interest income              50    (49)       1          383     (230)     153

Interest-bearing liabilities
  Interest-bearing deposits
    Demand, interest-bearing                  1     15       16           78      (46)      32
    Savings                                  (4)    (1)      (5)          -        13       13
    Time deposits                           (19)    -       (19)         (14)     (77)     (91)
  Federal funds purchased                    -       8        8            7       -         7
  Note payable                               -      -        -           (20)      -       (20)
                                           ----   ----     ----         ----   ------    -----


Total interest expense                      (22)    22       -            51     (110)     (59)
                                            ---     --    -----         ----   ------   ------

          Net change in interest income     $72   $(71)    $  1         $332  $  (120)  $  212
                                             ==     ==      ===          ===   ======    =====

OTHER INCOME. The following table sets forth Estes Bank's other income for the indicated periods.

                                            THREE MONTHS ENDED    YEAR ENDED
                                                 MARCH 31,        DECEMBER 31,
                                             2000         1999        1999
                                             ----         ----    ------------
                                                      (IN THOUSANDS)

Service charges on deposit accounts         $107          $132        $496
Other customer service fees                   66            68         228
Rental income                                 35            29         122
Gain (loss) of investment securities         (8)            -           (2)
Other income                                   2             2          17
                                            ----          ----        ----

Total other income                          $202          $231        $861
                                             ===           ===         ===

         Other income generated for the three months ended March 31, 2000 decreased to $202,000 as compared to $231,000 for the same period in 1999. Most of the decrease was attributed to a reduction on service charge income as a result of the loss of several customer deposit accounts that historically reflected overdraft balances on which service charges were collected.

         Other income for the year ended December 31, 1999 decreased $21,000 to $861,000 as compared to $882,000 in 1998.

OTHER EXPENSES. The following table sets forth Estes Bank's operating expenses for the indicated periods.

                                            THREE MONTHS ENDED     YEAR ENDED
                                                  MARCH 31,       DECEMBER 31,
                                            --------------------  -------------
                                            2000            1999        1999
                                            ----            ----      --------
                                                       (IN THOUSANDS)

Salaries and employee benefits              $272          $309          $1,242
Occupancy expense of premises                 57            59             226
Furniture and equipment expense               41            38             158
Data processing                               36            41             158
Goodwill amortization                         48            48             191
Other operating expenses                     152           263             639
                                             ---           ---             ---

               Total other expenses         $606          $758          $2,614
                                             ===           ===           =====

         During the three months ended March 31, 2000 total operating expenses were $606,000 compared to $758,000 for the same period in 1999. The decrease in salaries and employee benefits was primarily due to a reduction in compensation accrued under the stock option plan of $37,000. Other operating expenses decreased $112,000, primarily due to a non-recurring operational loss in March 1999 of $130,000.

         During the year ended December 31, 1999 total operating expenses decreased $22,000 to $2,614,000 from $2,636,000 in 1998. Salaries and employee benefits increased from $1,237,000 in 1998 to $1,242,000 in 1999. Compensation accrued under the stock option plan decreased by $92,000 in 1999 over 1998. This was offset by a reduction in compensation expense in 1998 principally attributable to the reversal of previously accrued compensation of $86,000 under a deferred compensation plan that was terminated.

         FEDERAL INCOME TAX. Estes Bank's consolidated income tax rate varies from statutory rates principally due to deductible dividends paid to its ESOP. Estes Bank recorded income tax expense totaling $64,000 for the three months ended March 31, 2000 and $594,000 for the year ended December 31, 1999.

FINANCIAL CONDITION

         LOAN PORTFOLIO COMPOSITION. The following table sets forth the composition of Estes Bank's loan portfolio by type of loan at the dates indicated. Management believes that the balance sheet information as of the dates indicated should be read in conjunction with the average balance information in the tables above under "Net Interest Income." Estes Bank focuses its lending activities in the local communities in which it operates, Larimer and Grand Counties. The principal industry of these counties is tourism. Due to the seasonal nature of the tourist related economies in these areas, loans may fluctuate significantly. Commercial loan customers typically increase their borrowings from the first of the year through late spring. By late fall, a portion of the borrowings are repaid with cash flow generated during the tourist season. Residential real estate construction loan customers typically originate borrowings starting in late spring, reaching a peak by mid-summer. These loans are typically repaid by late fall as construction is completed prior to the winter months. Commercial real estate construction loans are typically for the construction of motels and other tourist-related facilities. These borrowings typically reach a peak by mid-spring, in anticipation of the tourist season, and a low point by mid-fall when this type of construction is minimal.

                                                 MARCH 31, 2000       DECEMBER 31, 1999
                                                 --------------       -----------------
                                                 AMOUNT        %        AMOUNT       %
                                                 ------        -        ------       -
                                                            (DOLLARS IN THOUSANDS)

Commercial and real estate construction         $34,128       72.8%    $33,206      71.6%
Real estate mortgage                             11,402       24.3      11,864      25.6
Installment                                       1,180        2.5       1,116       2.4
Other                                               178         .4         163        .4
                                                 ------      -----     -------     -----

Total loans                                     $46,888      100.0%    $46,349     100.0%
                                                 ======      =====      ======     =====

         Loans as of March 31, 2000 increased $539,000 compared to December 31, 1999, and loans as of December 31, 1999, increased $2,953,000 compared to December 31, 1998. The weighted average interest rate of the loan portfolio at March 31, 2000 was 9.29%.

         Estes Bank's primary category of loans, commercial and real estate construction loans, trended upward as indicated. These loans increased $922,000 during the three months ended March 31, 2000 due principally to the seasonal factors discussed above. These loans increased by $3,347,000 during the year ended December 31, 1999. These increases are attributable to the general economic growth in the markets that Estes Bank serves.

         Real estate mortgage loans decreased slightly with a balance of $11,402,000 at March 31, 2000 compared to $11,864,000 as of December 31, 1999 and compared to $12,384,000 as of December 31, 1998, due to the decline in new loan originations and repayments on existing loans.

         Installment loans have historically comprised less than 5% of Estes Bank's loan portfolio.

         Although the risk of non-payment exists for a variety of reasons with respect to all loans, certain other more specific risks are associated with each type of loan. Several risks are present in construction loans, including economic conditions in the home building industry, fluctuating land values, the failure of the contractor to complete the work and the borrower's inability to repay. Risks associated with commercial loans are quality of the borrower's management and the impact of local economic factors. Installment loans also have risks associated in a single type of loan. Installment loans additionally face the risk of a borrower's unemployment as a result of deteriorating economic conditions as well as the personal circumstances of the borrower.

         Estes Bank believes that its philosophy in extending credit is relatively conservative in nature, with a presumption that most credit should have both a primary and a secondary source of repayment, and that the primary source should generally be operating cash flows, while the secondary source should generally be disposition of collateral. Estes Bank engages in limited unsecured lending, and requires personal guarantees of principals for business obligations. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. Loans exceeding the approving officer's lending limit must be approved by the Directors' Loan Committee, which consists of at least four members of United Valley Bank's Board of Directors.

         At March 31, 2000, net loans totaled 67.1% of total deposits and 59.0% of total assets.

         LOAN MATURITIES. The following tables present, at March 31, 2000 and December 31, 1999, loans by maturity in each major category of Estes Bank's portfolio based on contractual repricing schedules. Actual maturities may differ from the contractual repricing maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications.

                                                                          MARCH 31, 2000
                                           ------------------------------------------------------------------------------------
                                                              OVER ONE YEAR
                                                            THROUGH FIVE YEARS                 OVER FIVE YEARS
                                            ONE YEAR    ----------------------------      -------------------------
                                            OR LESS     FIXED RATE     FLOATING RATE      FIXED RATE  FLOATING RATE     TOTAL
                                            -------     ----------     -------------      ----------  -------------    -------
                                                                               (IN THOUSANDS)
      Commercial and real estate
         construction                       $12,879       $11,444          $2,021           $2,151        $5,633      $34,128
      Real estate mortgage                    1,504         2,574              89            3,414         3,821       11,402
      Installment                               229           939               -               12             -        1,180
      Other                                     178            -                -                -             -          178
                                           --------      --------           -----           ------        ------      -------

             Total loans                    $14,790       $14,957          $2,110           $5,577        $9,454      $46,888
                                             ======        ======           =====            =====         =====       ======

                                                                                  DECEMBER 31, 1999
                                           ------------------------------------------------------------------------------------
                                                              OVER ONE YEAR
                                                            THROUGH FIVE YEARS                 OVER FIVE YEARS
                                            ONE YEAR    ----------------------------      -------------------------
                                            OR LESS     FIXED RATE     FLOATING RATE      FIXED RATE  FLOATING RATE     TOTAL
                                            -------     ----------     -------------      ----------  -------------    -------
                                                                               (IN THOUSANDS)

      Commercial and real estate
         construction                       $12,906       $10,941          $1,908           $1,733       $ 5,718      $33,206
      Real estate mortgage                    1,910         2,116             113            3,196         4,529       11,864
      Installment                               198           918               -                -             -        1,116
      Other                                     163             -               -                -             -          163
                                             ------        ------           -----            -----         -----      -------

             Total loans                    $15,177       $13,975          $2,021           $4,929       $10,247      $46,349
                                             ======        ======           =====            =====        ======       ======

         NONPERFORMING LOANS. Nonperforming loans consist of loans 90 days or more delinquent and still accruing interest, nonaccrual loans and restructured loans. When, in the opinion of management, a reasonable doubt exists as to the collectibility of interest, regardless of the delinquency status of a loan, the accrual of interest income is discontinued and interest accrued during the current year is reversed through a charge to current year's earnings. While the loan is on nonaccrual status, interest income is recognized only upon receipt and then only if, in the judgment of management, there is no reasonable doubt as to the collectibility of the principal balance. Loans 90 days or more delinquent generally are changed to nonaccrual status unless the loan is in the process of collection and management determines that full collection of principal and accrued interest is probable.

         Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to the borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Estes Bank did not have any restructured loans as of March 31, 2000 or December 31, 1999.

         The following table sets forth information concerning the nonperforming assets of Estes Bank at the dates indicated:

                                                   MARCH 31,     DECEMBER 31,
                                                      2000         1999
                                                 -------------- ------------
                                                    (DOLLARS IN THOUSANDS)

Nonaccrual loans                                     $  -         $  -
Other loans 90 days past due                            -            -
Other real estate                                       -            -
                                                      ----         ---

Total nonperforming assets                          $   -         $  -
                                                     =====         ===

Nonaccrual and other loans 90 days
  past due to total loans                              .00%        .00%
Nonperforming assets to total loans
  plus other real estate                               .00         .00
Nonperforming assets to total assets                   .00         .00

         Management is not aware of any significant adverse trends relating to Estes Bank's loan portfolio.

         As of March 31, 2000, there was no significant balance of loans excluded from nonperforming loans set forth above, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in such loans becoming nonperforming.

         ANALYSIS OF ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses represents management's recognition of the risks of extending credit and its evaluation of the quality of the loan portfolio. The allowance is maintained at a level considered adequate to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying collateral and holding and disposal costs. The allowance is increased by additional charges to operating income and reduced by loans charged off, net of recoveries.

         The following table sets forth information regarding changes in the allowance for loan losses of Estes Bank for the periods indicated.

                                           THREE MONTHS ENDED    YEAR ENDED
                                             MARCH 31, 2000    DECEMBER 31, 1999
                                             --------------    -----------------
                                                  (DOLLARS IN THOUSANDS)

Average total loans                                $46,442          $45,763
                                                    ======           ======

Total loans at end of period                       $46,888          $46,349
                                                    ======           ======

Allowance at beginning of year                     $   405          $   401
Chargeoffs
  Commercial and real estate construction              335                1
  Real estate mortgage                                  -                 -
  Installment                                           -                 -
  Other                                                 -                 -
                                                   -------           ------
          Total chargeoffs                             335                1

Recoveries
  Commercial and real estate construction               -                 3
  Real estate mortgage                                  -                 -
  Installment                                           -                 2
  Other                                                 -                 -
                                                   -------           ------
         Total recoveries                               -                 5
                                                   -------           ------

Net chargeoffs (recoveries)                            335               (4)
Provision for loan losses                              275                -
                                                   -------           ------

Allowance at end of period                         $   345              405
                                                   =======          $======

Net chargeoffs (recoveries)
  to average total loans                               .72%            (.01)%
Allowance to total loans at end of period              .74              .87
Allowance to nonperforming loans                        NM*             NM*

* "NM" represents a number that is not calculable because there were no nonperforming loans.

         Net charge offs during the three months ended March 31, 2000 totaled $335,000 or .72% of average loans. Net recoveries during 1999 totaled $4,000 or approximately .01% of average loans.

         The loan charge offs of $335,000 during the three months ended March 31, 2000 relate to loans to a single borrower. This borrower owned an automobile dealership. In late 1999, management discovered that numerous titles which represented collateral on one of the loans were fraudulent. As of December 31, 1999, management designated $85,000 as a component of the allowance for loan losses for the unsecured portion of the loans. In January 2000 Estes Bank filed a bonding claim with its insurance carrier, requesting reimbursement of the loan balances, and charged off $85,000 relating to the unsecured balances of these loans. In April 2000 Estes Bank was notified that the insurance carrier did not intend to honor this claim. Management recorded an additional charge off of $250,000, representing the remaining balance of these loans, and an additional provision for loan losses of $200,000, effective March 31, 2000. Management intends to pursue litigation against the insurance carrier to collect the charged off balances. In addition, Estes Bank is in a secondary collateral position with respect to two commercial properties owned by the borrower. Estes Bank intends to pursue collection under its rights as a lien holder. However, there is no assurance that Estes Bank will prevail in these actions. During the three months ended March 31, 2000, Estes Bank recorded a provision for loan losses of $275,000 related principally to the problem loans of this borrower.

         Estes Bank's lending personnel are responsible for regular monitoring of the quality of loan portfolios. These reviews assist in the identification of potential and probable losses, and also in the determination of the level of the allowance for loan losses. The allowance for loan losses is based primarily on management's estimates of possible loan losses from the foregoing processes and historical experience. These estimates involve ongoing judgments and may be adjusted over time depending on economic conditions and changing historical experience.

         State and federal regulatory agencies, as an integral part of their examination process, review Estes Bank's loans and its allowance for loan losses. Management believes that Estes Bank's allowance for loan losses is adequate to cover anticipated losses. There can be no assurance, however, that management will not determine a need to increase the allowance for loan losses or that regulators, when reviewing Estes Bank's loan portfolios in the future, will not require Estes Bank to increase such allowance, either of which could adversely affect Estes Bank's earnings. Further, there can be no assurance that Estes Bank's actual loan losses will not exceed its allowance for loan losses.

         The following tables set forth an allocation of the allowance for loan losses by loan category as of the dates indicated. Portions of the allowance have been allocated to categories based on analysis of the status of particular loans; however, the majority of the allowance is utilized as a single unallocated allowance available for all loans. The allocation table should not be interpreted as an indication of the specific amounts, by loan classification, to be charged to the allowance. Management believes that the table may be a useful device for assessing the adequacy of the allowance as a whole. The table has been derived in part by applying historical loan loss ratios to both internally classified loans and the portfolio as a whole in determining the allocation of the loan losses attributable to each category of loans.

                                       MARCH 31, 2000              DECEMBER 31, 1999
                                       --------------              -----------------
                                                 Loans in                     Loans in
                                                category as                  category as
                                               a percentage                 a percentage
                                   Amount of      of total     Amount of      of total
                                   allowance    gross loans    allowance     gross loans
                                   ---------   ------------    ---------     -----------
                                                (Dollars in thousands)
Allocated
   Commercial and real estate
       construction                  $ 59         72.8%         $97           71.6%
   Real estate mortgage                --         24.3           --           25.6
   Installment                          4          2.5            4            2.4
   Other                               --           .4           --             .4
Unallocated                           282                       304
                                      ---        -----          ---          -----

Total allowance for loan losses      $345        100.0%         405          100.0%
                                     ====        =====          ===          =====


         As of March 31, 2000, Estes Bank had decreased its allowance for loan losses by $60,000 compared to December 31, 1999. This decrease is a result of the charge offs, net of the provision for loan losses, relative to the problem loan situation discussed above. The total allowance for loan losses at March 31, 2000 was $345,000 or .74% of total loans and 3,136.36% of nonperforming assets.

         As of December 31, 1999, Estes Bank increased its allowance for loan losses by $4,000 compared to December 31, 1998. This increase represented net recoveries for the year.

         The allocation for loan losses takes into account many factors such as Estes Bank's prior experience with loan losses and an evaluation of the risks in the loan portfolio at any given time, including changes in economic, operating and other conditions of borrowers, the Larimer and Grand County economies and the national economy. As indicated in the table above, a majority of the loan loss allowance was not allocated to a single category. Estes Bank's loan portfolio contains a significant amount of loans that are dependent upon the tourist economy. Management assesses general risks to the portfolio that are common to this type of lending. These risks include national and regional economic conditions that will directly impact the level of tourism and also the level of migration into and out of the communities. Also, local economic conditions will directly impact valuations on real estate.

         INVESTMENTS. Estes Bank's investment policy is designed to ensure liquidity for cash flow requirements; to help manage interest rate risk; to ensure collateral is available for public deposits, and to manage asset quality diversification. Investments are managed centrally to maximize compliance and effectiveness of overall investing activities. Ongoing review of the performance of the investment portfolio, market values, market conditions, current economic conditions, profitability, capital ratios, liquidity needs, and other matters related to investing activities is made.

         Estes Bank's investment portfolio at March 31, 2000 was comprised of U.S. Treasury and U.S. government agency bonds and bills, corporate debt securities, and general obligation and revenue municipal bonds. Although the municipal securities are non-rated and were privately placed, none of these investments are derivatives, structured notes or similar instruments that are classified as "High-Risk Securities" as defined by the Federal Financial Institutions Examinations Counsel. In accordance with the principles of the Financial Accounting Standards Board in its Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENT IN DEBT AND EQUITY SECURITIES, all investments are accounted for as "Available for Sale" or "Held to Maturity."

         The following table sets forth the estimated market value of the available for sale securities and the amortized cost basis of held to maturity securities in Estes Bank's investment portfolio by type at the dates indicated, with the exception of the trading account.

                                         MARCH 31, 2000      DECEMBER 31, 1999
                                         --------------      -----------------
                                         AMOUNT  PERCENTAGE   AMOUNT  PERCENTAGE
                                         ------  ----------   ------  ----------
                                              (DOLLARS IN THOUSANDS)

Available for sale securities
  Estimated market value
    U.S. Treasury                      $  4,937     68.1%    $  5,259    67.9%
    U.S. government agencies              2,235     30.8        2,415    31.1
    State and municipal                      80      1.1           80     1.0
                                        -------    -----      -------   -----

          Total available for sale     $  7,252    100.0%    $  7,754   100.0%
                                        =======    =====      =======   =====

Held to maturity  securities
  Amortized cost
    U.S. Treasury                      $  1,638     10.8%    $  1,647     8.8%
    U.S. government agencies             10,862     71.6       14,365    76.9
    State and municipal                     475      3.1          475     2.5
    Corporate obligations                 2,202     14.5        2,203    11.8
                                        -------   ------      -------  ------

          Total held to maturity        $15,177    100.0%     $18,690   100.0%
                                         ======    =====       ======   =====

         INVESTMENT MATURITIES AND YIELD. The following table sets forth the estimated market value and approximate yield of the securities in the investment portfolio by type and maturity at March 31, 2000.

                                                               After one but within      After five but within           Total
                                     Within one year                five years                  ten years           After ten years
                                 -----------------------     ------------------------   -----------------------   ------------------
                                  Amount   Yield  Amount     Yield    Amount   Yield       Amount    Yield      Amount     Yield
                                  ------   -----  ------     -----    ------   -----       ------    -----      ------     -----
                                                                     (Dollars in thousands)
Available for sale securities
  U.S. Treasury                  $1,137    6.01%  $3,800     5.96%    $   -                $   -                $4,937     5.97%
  U.S. government agencies          885    6.31    1,350     6.62         -                    -                 2,235     6.50
  State and municipal                -                 -                 80     6.00%          -                    80     6.00
                                  -----            -----              -----                 ----                -----

Total available for sale         $2,022           $5,150              $  80               $   -                $7,252
                                  =====            =====              =====                 ====                 =====

Weighted average yield                     6.14%             6.13%              6.00%                                      6.13%

                                                               After one but within      After five but within           Total
                                     Within one year                five years                  ten years           After ten years
                                 -----------------------     ------------------------   -----------------------   ------------------
                                  Amount   Yield  Amount     Yield    Amount   Yield       Amount    Yield      Amount     Yield
                                  ------   -----  ------     -----    ------   -----       ------    -----      ------     -----
                                                                     (Dollars in thousands)

Held to maturity securities
  U.S. Treasury                  $    -           $1,638      5.92%   $   -                $   -                $ 1,638    5.92%
  U.S. government agencies        2,100    5.74%   8,762      6.19        -                    -                 10,862    6.10
  State and municipal                35    4.30      340      4.65      100     4.70%          -                    475    4.63
  Corporate obligations             450    6.16    1,160      6.35      592     6.44           -                  2,202    6.34
                                  -----            -----               ----                  ---                  -----

Total held to maturity           $2,585          $11,900              $ 692                $   -                $15,177
                                  =====           ======               ====                 ====                 ======

Weighted average yield                     5.79%              6.12%             6.19%                              6.07%

         DEPOSITS. Estes Bank's primary source of funds has historically been customer deposits. The level of deposits during the year is directly impacted by local economic factors. The level of deposits is significantly related to tourism. A majority of the deposit customers of Estes Bank are directly effected by the tourism cycle. The height of the tourist season runs from early June through mid-September, at which time deposits are at their highest level. Deposit levels then decline until they reach their lowest point during late spring. A smaller component of the customer base in the communities that Estes Bank serves are resident retirees whose level of deposits do not vary significantly during the year.

         The following table sets forth the distribution of Estes Bank's deposits by type as of the date indicated.

                                     MARCH 31, 2000         DECEMBER 31, 1999
                                     --------------         -----------------
                                   AMOUNT   PERCENTAGE    AMOUNT    PERCENTAGE
                                   ------   ----------    ------    ----------
                                               (DOLLARS IN THOUSANDS)

Demand, noninterest-bearing       $14,472      20.9%      $17,081      23.4%
Demand, interest-bearing           28,425      41.0        28,101      38.4
Savings                             7,784      11.2         8,581      11.7
Time,  $100,000 and over            3,234       4.7         2,839       3.9
Other time                         15,414      22.2        16,530      22.6
                                   ------    ------        ------    ------

                                  $69,329     100.0%      $73,132     100.0%
                                   ======     =====        ======     =====

         Deposits decreased $3.8 million to $69.3 million for the three months ended March 31, 2000 and decreased $924,000 to $71.0 million for the three months ended March 31, 1999. These decreases in deposits for the three months ended March 31, 2000 and 1999, are primarily a result of seasonal factors discussed above. Deposits increased $1.3 million to $73.1 million for the year ended December 31, 1999, from $71.9 million as of December 31, 1998. The 1999 increase is primarily a result of general economic growth in the communities that Estes Bank serves. At March 31, 2000, noninterest-bearing deposits comprised 20.9% of total deposits compared to 23.4% as of December 31, 1999. This percentage decrease is attributable to the seasonal business cycle discussed above.

         The following table sets forth the amount of time deposits at their stated rates as of March 31, 2000:

                                            (In thousands)
3.99% or less                                   $      -
4.00% to 4.99%                                     4,618
5.00% to 5.99%                                    12,189
6.00% and above                                    1,841
                                                 -------

      Total                                     $18,648

Weighted average interest rate                     5.20%

         At March 31, 2000, the scheduled maturities of time deposits were are follows:

Maturing by
 March 31,
-----------
                                            (In thousands)

2001                                            $13,353
2002                                              4,145
2003                                              1,077
2004                                                 68
2005                                                  5
                                                 ------

      Total                                     $18,648
                                                 ======

The following table sets forth the amount and maturity of time deposit that had balances of $100,000 and over at March 31, 2000.

Remaining Maturity
------------------
                                            (In thousands)

Less than three months                           $1,601
Three months up to six months                       810
Six months up to one year                           216
One year and over                                   607

      Total                                      $3,234
                                                  =====

CAPITAL RESOURCES

         Estes Bank monitors compliance with federal regulatory capital requirements, focusing primarily on risk-based capital guidelines. Under the risk-based capital method of capital measurement, the ratio computed is dependent upon the amount and composition of assets recorded on the balance sheet, and the amount and composition of off-balance sheet items, in addition to the level of capital.

         The following tables set forth the capital ratios of United Valley Bank as of the indicated dates.

                                                                 CAPITAL RATIOS
                                              March 31, 2000                        December 31, 1999
                                        Amount             Ratio                Amount           Ratio
                                                             (Dollars in thousands)
Tier 1 capital                         $ 5,911              7.6%               $ 5,790           7.4%
Minimum requirement                      3,106              4.0                  3,120           4.0
                                        ------              ---                 ------           ---

     Excess                            $ 2,805              3.6%               $ 2,670           3.4%
                                        ======              ====                ======           ====

Average total assets                   $77,660                                 $77,997
                                        ======                                  ======


                                                            RISK-BASED CAPITAL RATIOS
                                              March 31, 2000                        December 31, 1999
                                        Amount             Ratio                Amount           Ratio
                                        ------             -----                ------           -----
                                                             (Dollars in thousands)
Tier 1 capital                         $ 5,911             11.3%               $ 5,790          11.6%
Tier 1 capital minimum
   requirement                           2,089              4.0                  1,994           4.0
                                         -----              ---                 ------           ---

     Excess                            $ 3,822              7.3%               $ 3,796           7.6%
                                         =====              ====                ======           ===

Total capital                          $ 6,256             12.0%               $ 6,195          12.4%
Total capital minimum
   requirement                           4,178               8.0                 3,988           8.0
                                         -----               ---                ------           ---

     Excess                            $ 2,078              4.0%               $ 2,207           4.4%
                                        ======              ====                ======          ====

Total risk adjusted assets             $52,219                                 $49,849
                                        ======                                  ======


LIQUIDITY

         SOURCES OF LIQUIDITY. As discussed in the sections "Loan Portfolio Composition" and "Deposits", during the annual business cycle, loan levels tend to peak during the period from late spring through mid-summer. Meanwhile, deposits reach their lowest level in late spring. Conversely, deposits reach their highest levels in late summer, a time at which loans are reaching their lowest levels.

         Estes Bank manages its liquidity in order to satisfy cash flow requirements of depositors and borrowers and allow Estes Bank to meet its own cash flow needs. Estes Bank has two basic sources of liquidity. The first is its commercial and retail deposit market served by its banking offices. Estes Bank maintains its core deposits by offering competitive rates and products. The second source of Estes Bank's liquidity is federal funds. During periods in the annual business cycle when loans are peaking and deposits are at lower levels, federal fund borrowings have adequately met liquidity needs. Estes Bank anticipates that it will continue to rely primarily upon customer deposits, federal fund borrowings and retained earnings to provide liquidity, and will use funds so provided primarily to make loans and to purchase investment securities.

         ASSET/LIABILITY MANAGEMENT. A principal function of asset/liability management is to coordinate the levels of interest-sensitive assets and liabilities to minimize net interest income fluctuations in times of fluctuating market interest rates. Interest-sensitive assets and liabilities are those that are subject to repricing in the near term, including both variable rate instruments and those fixed-rate instruments which are approaching maturity. Changes in net yield on interest-sensitive assets arise when interest rates on those assets (e.g. loans and investment securities) change in a different time period from that of interest rates on liabilities (principally deposits). Changes in net yield on interest-sensitive assets also arise from changes in the mix and volumes of earning assets and interest-bearing liabilities. These differences, or "gaps," provide an indication of the extent that net interest income may be affected by future changes in interest rates.

         A positive gap exists when interest-sensitive assets exceed interest-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice during a given time period. With a positive gap, rising rate environments may enhance earnings, while a declining rate environment may depress earnings. Conversely, a negative gap exists when interest-sensitive liabilities exceed interest-sensitive assets. With a negative gap, rising rate environments may depress earnings, while declining rate environments may enhance earnings.

         The following table sets forth the interest rate sensitivity of Estes Bank's assets and liabilities as of March 31, 2000, and sets forth the repricing dates of Estes Bank's interest-earning assets and interest-bearing liabilities as of that date, as well as Estes Bank's interest rate sensitivity gap percentages for the periods presented. The table is based upon assumptions as to when assets and liabilities will reprice in a changing interest rate environment, and since such assumptions can be no more than estimates, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes than those estimated. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. Therefore, the following table does not and cannot necessarily indicate the actual future impact of general interest rate movements on Estes Bank's net interest income.

                                                       ESTIMATED MATURITY OR REPRICING AT MARCH 31, 2000
                                                       -------------------------------------------------
                                                              OVER THREE       OVER ONE
                                              THREE MONTHS  MONTHS THROUGH   YEAR THROUGH     OVER
                                                  OR LESS     ONE YEAR       FIVE YEARS    FIVE YEARS     TOTAL
                                              ------------  --------------   ------------  ----------     -----
                                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets
  Federal funds sold                             $   875       $      -        $     -     $      -     $   875
  Investment securities                            2,098          2,651         17,680            -      22,429
  Loans                                           10,291          9,713         21,307        5,577      46,888
                                                  ------        -------         ------        -----      ------

       Total interest-earning assets              13,264         12,364         38,987        5,577      70,192

Interest-bearing liabilities
  Deposits
    Demand, interest-bearing*                      1,073          6,705         16,357        4,290      28,425
    Savings*                                           -              -          6,227        1,557       7,784
    Time deposits                                  6,327          7,903          4,418                   18,648
                                                 -------        -------        -------     --------      ------
                                                                                                 -
        Total interest-bearing liabilities         7,400         14,608         27,002        5,847      54,857
                                                 -------         ------         ------     --------      ------

Interest rate gap                                $ 5,864       $ (2,244)       $11,985     $   (270)    $15,335
                                                  ======        =======         ======      ========     ======

Cumulative interest rate gap at
  March 31, 2000                                 $ 5,864       $  3,620        $15,605      $15,335
                                                  ======        =======         ======       ======

Cumulative interest rate gap
  to total assets                                   7.43%          4.59%         19.77%       19.43%
                                                  ======        =======         ======       ======

* Estes Bank's experience with interest-bearing demand deposits and savings deposits has been that, although these deposits are subject to immediate withdrawal or repricing, a portion of the balances have remained relatively constant in periods of both rising and falling rates. Therefore, these deposits are included in the above periods based on estimated maturity data.

EFFECTS OF INFLATION AND CHANGING PRICES

         Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. Over short periods of time interest rates may not move in the same direction or magnitude as inflation.

YEAR 2000 COMPLIANCE

         Estes Bank did not experience any problems with the date change to year 2000 or the date value for the year 2000. Expenses incurred during 1999 associated with year 2000 compliance totaled approximately $50,000.


COMPETITION

         United Valley Bank has competition within its market from both locally-owned financial institutions and major regional banks. Additionally, there is competition from savings and loan companies, large credit unions, investment companies and other types of financial services companies. Many of United Valley Bank's competitors are larger and have substantially more capital and financial resources than United Valley Bank and therefore have more resources than United Valley Bank for lending and to pay for mass advertising, technology and physical facilities. The primary factors affecting competition for deposits are interest rates, cost of services, the quality and range of financial products offered and the convenience of locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees and quality and range of lending product offered. Other factors which affect competition include the general availability and reliability of lendable funds/credit, general and local economic conditions and the quality of service and loan approval turn-around provided to the customers.

         United Valley Bank believes that it has been successful in developing a niche of catering to the banking needs of its community, especially the seasonal needs of its commercial customers in Estes Park, Colorado, by providing a comprehensive banking relationship. It further believes that this success is attributable in part to personal service and by striving to meet all of the customers' essential banking needs.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

         The following sets forth as of March 31, 2000 each shareholder of record that directly or indirectly owned, controlled, or held with power to vote 5% or more of the 51,750 outstanding shares of Estes Bank common stock , and the amount of Estes Bank common stock held by each executive officer and director of Estes Bank. There were 51,750 shares outstanding at March 31, 2000 (and 3,250 currently exercisable options to purchase Estes Bank common stock. Unless otherwise indicated, each person has sole voting and investment powers over the indicated shares. Information relating to beneficial ownership of the Estes Bank common stock is based upon "beneficial ownership" concepts set forth in rules issued under the Exchange Act. Under those rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of that security, or "investment power," which includes the power to dispose or to direct the disposition of that security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.

               NAME AND ADDRESS <F1>                NUMBER OF SHARES BENEFICIALLY         PERCENT OF CLASS (%)<F3>
               ----------------                    ------------------------------        -----------------------
                                                                OWNED
                                                                -----
Jack G. Haselbush*<F1>                                         24,595                             44.72
1363 E. Elkhorn Avenue
Estes Park, Colorado 80517

Bradley D. Sishc*<F2>                                          12,625                             22.95
363 E. Elkhorn Avenue
Estes Park, Colorado 80517

George J. Hix*                                                    500                              0.91
P.O. Box 2270
Estes Park, Colorado 80517

James F. Banker*                                                 1250                              2.27
P.O. Box 2344
Estes Park, Colorado 80517

Jeffrey P. Hancock*                                               300                              0.55
501 S. St. Vrain Ln., #203
Estes Park, Colorado 80517

United Valley Bank Restated Employee Stock                     36,890                             67.07
Ownership  401(K)  Plan  and  Retirement  Trust
("ESOP Plan")
363 E. Elkhorn Avenue
Estes Park, Colorado 80517

All executive officers and directors as a                      39,270                             71.4
group (five persons)

*  Director of Estes Bank.
<F1>  Mr. Haselbush  serves as Secretary  and Treasurer of Estes Bank.  Includes
3,300 shares owned by Haselbush Enterprises, LLP and 14,570 shares in the ESOP Plan over which Mr. Haselbush has voting power, Mr. Haselbush is Plan Administrator of the ESOP Plan with voting power over certain forfeited or unallocated shares held in the name of the ESOP Plan. Mr. Haselbush disclaims a beneficial interest in shares he may vote in his capacity as Plan Administrator of the ESOP Plan.

<F2>  Mr. Sishc serves as Vice President of Estes Bank. Includes 2,925 shares of
Estes Bank common stock issuable upon exercise of options that are fully vested and exercisable as of the date of this Proxy Statement-Prospectus and 8,890 shares in the ESOP Plan over which Mr. Sishc has voting power.

<F3>  All  percentages  are  based  on  55,000 shares of Estes Bank common stock issued and outstanding assuming the exercise of all outstanding options.

                       INFORMATION ABOUT VAIL BANKS, INC.

DESCRIPTION OF BUSINESS

         Vail Banks is a bank holding company headquartered in Vail, Colorado. Vail Banks' activities are conducted through its wholly-owned subsidiary, WestStar Bank, a full-service regional commercial bank with its main office located in Vail, Colorado, and 24 retail offices. Vail Banks provides customary types of banking services such as checking accounts, savings accounts, and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans, and provides other financial services. At December 31, 1999, Vail Banks had total consolidated assets of $464.9 million, total consolidated loans of $336.7 million, total consolidated deposits of $372.7 million, and total consolidated shareholders' equity of $58.7 million. We have attached to this proxy statement/prospectus as Appendix B the Vail Banks Form 10-KSB for the year ended December 31, 1999, the Form 10-QSB for the three-month period ended March 31, 2000, and the Proxy Statement Dated April 14, 2000.

RECENT DEVELOPMENTS

         On May 21, 1999, Vail Banks acquired $36.8 million of deposits and the real estate of the Glenwood Springs, Colorado branch of World Savings of Oakland, California. World Savings retained the mortgage loans it owned in Glenwood Springs. The acquisition makes WestStar one of the largest depository institutions in the Glenwood Springs market. Additionally, on November 8, 1999, WestStar entered into an agreement to acquire First Western Services, Inc., for consideration that included cash and installment notes. The acquisition closed on January 1, 2000, adding mortgage brokerage to WestStar's lending services.

 DESCRIPTION OF SECURITIES

         The following summary of Vail Banks' capital stock does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation, as amended and restated, and Bylaws, as amended and restated of Vail Banks that are included as exhibits to the Registration Statement of which this Prospectus forms a part, and the applicable provisions of the Colorado Business Corporation Act:

         GENERAL. The authorized capital stock of Vail Banks consists of 20,000,000 shares of Common Stock, $1.00 par value and 2,250,000 shares of Preferred Stock, $1.00 par value. 6,081,180 shares of Common Stock were issued and outstanding as of March 31, 2000, and no shares of Preferred Stock are issued and outstanding. Additionally, there are presently exercisable options to acquire 138,440 shares of Vail Banks' common stock issued and outstanding.

         COMMON STOCK. Holders of Common Stock are entitled to one vote per share on any issue submitted to a vote of the shareholders and do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Common Stock voting in an election of directors can elect all of the directors then standing for election, if they choose to do so. Subject to any outstanding shares of Preferred Stock, all shares of Common Stock are entitled to share equally in such dividends as the Board of Directors of Vail Banks may, in its discretion, declare out of sources legally available therefor. Upon dissolution, liquidation, or winding up of Vail Banks, holders of Common Stock are entitled to receive on a ratable basis, after payment or provision for payment of all debts and liabilities of Vail Banks and any preferential amount due with respect to outstanding shares of Preferred Stock, if any, all assets of Vail Banks available for distribution, in cash or in kind. Holders of shares of Common Stock do not have preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund. All currently outstanding shares of Common Stock are, and the shares offered hereby (when sold in the manner contemplated by this Prospectus) will be, fully paid and nonassessable.

         PREFERRED STOCK Pursuant to Vail Banks' Articles of Incorporation, the Board of Directors, from time to time, may authorize the issuance of shares of Preferred Stock in one or more series, may establish the number of shares to be included in any such series, and may fix the designations, powers, preferences, and rights (including voting rights) of the shares of each such series and any qualifications, limitations, or restrictions thereon. No shareholder authorization is required for the issuance of shares of Preferred Stock unless imposed by then applicable law. Shares of Preferred Stock may be issued for any general corporate purposes, including mergers and acquisitions. The Board of Directors could issue a series of Preferred Stock with rights more favorable with regard to dividends and liquidation than the rights of holders of Common Stock. Such a series of Preferred Stock also could be used for the purpose of preventing a hostile takeover of Vail Banks that is considered to be desirable by the holders of the Common Stock, could otherwise adversely affect the voting power of the holders of Common Stock, and could serve to perpetuate the directors' control of Vail Banks under certain circumstances. No transaction is now contemplated that would result in the issuance of any such shares of Preferred Stock.

         EXCHANGE AGENT. The Exchange Agent for Vail Banks' common stock is American Securities Transfer and Trust, Denver, located in Denver, Colorado.

LEGAL OPINIONS

         Kilpatrick Stockton LLP, counsel to Vail Banks, will provide an opinion as to the legality of the Vail Banks common stock to be issued in connection with the merger.

EXPERTS

         The audited consolidated financial statements of Vail Banks and its subsidiaries included or incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been audited by KPMG, independent certified public accountants, as indicated in their related audit reports, and are included on the authority of that firm as experts in giving those reports.

         The audited consolidated financial statements of Estes Bank as of and for the year ended December 31, 1999, included in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Fortner, Bayens, Levkulich and Co., P.C., independent certified public accountants, as indicated in their related audit reports, and are included on the authority of that firm as experts in giving those reports.


                                  OTHER MATTERS

         Management of Estes Bank and Vail Banks know of no other matters which may be brought before the special shareholders' meeting. If any matter other than the proposed merger or related matters should properly come before the special meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

                                    By Order of the Boards of Directors,

                      ESTES BANK CORPORATION AND SUBSIDIARY

                          INDEX TO FINANCIAL STATEMENTS

Independent  Auditors'  Report on the  Consolidated  Financial  Statements as of and for
the Year Ended December 31, 1999 ..........................................................................F-1

Consolidated Balance Sheets as of March 31, 2000 (Unaudited) and December 31, 1999 ........................F-2

Consolidated Statements of Income for the Three Months Ended March 31, 2000 and 1999
(Unaudited) and the Year Ended December 31, 1999...........................................................F-3

Consolidated Statement of Shareholders' Equity for the Year Ended December 31, 1999
and the Three Months Ended March 31, 2000 (Unaudited)......................................................F-4

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2000 and
1999 (Unaudited) and the Year Ended December 31, 1999......................................................F-5

Notes to Consolidated Financial Statements ................................................................F-6

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Estes Bank Corporation
Estes Park, Colorado

         We have audited the accompanying consolidated balance sheet of Estes Bank Corporation and Subsidiary as of December 31, 1999 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Estes Bank Corporation and Subsidiary at December 31, 1999 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



/s/ Fortner, Bayens, Levkulich and Co., P.C.







Denver, Colorado
March 1, 2000

                      Estes Bank Corporation and Subsidiary
                           CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

                                                                   March 31,          December 31,
                                                                      2000                1999
                                                                -----------------  ------------------
                                                                  (Unaudited)
                            ASSETS
Cash and due from banks                                         $                  $         4,481
                                                                        3,276
Federal funds sold                                                        875                   -
Investment securities available for sale                                7,252                7,754
Investment securities held to maturity                                 15,177               18,690

Loans                                                                  46,888               46,349
Less allowance for loan losses                                           (345)                (405)
                                                                --------------     ----------------
                                                                       46,543               45,944

Bank premises and equipment, net                                        2,588                2,645
Accrued interest receivable                                               606                  662
Goodwill                                                                2,297                2,345
Other assets                                                              306                  377
                                                                --------------     ----------------

                                                                $      78,920      $        82,898
                                                                ==============     ================

             LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits
    Demand, non-interest bearing                                $      14,472      $        17,081
    Demand, interest bearing                                           28,425               28,101
    Savings                                                             7,784                8,581
    Time, $100,000 and over                                             3,234                2,839
    Other time                                                         15,414               16,530
                                                                --------------     ----------------
          Total deposits                                               69,329               73,132

  Federal funds purchased                                                 -                    955
  Accrued interest payable and other liabilities                          584                1,025
                                                                --------------     ----------------
          Total liabilities                                            69,913               75,112

Commitments (notes 6 and 13)

Shareholders' equity
  Common stock, $1 par value; 100,000 shares authorized;
    issued and outstanding, 51,750 and 45,000 shares at
    March 31, 2000 and December 31, 1999, respectively                     52                   45
  Capital in excess of par value                                        1,667                  510
  Retained earnings                                                     7,335                7,255
  Accumulated other comprehensive income (loss)                          (47)                 (24)
                                                                --------------     ----------------
                                                                        9,007                7,786
                                                                --------------     ----------------

                                                                $      78,920      $        82,898
                                                                ==============     ================
The accompanying notes are an integral part of these financial statements.

                      Estes Bank Corporation and Subsidiary
                        CONSOLIDATED STATEMENTS OF INCOME
                  (Amounts in thousands, except per share data)

                                                                        Three months ended             Year ended
                                                                            March 31,                  December 31,
                                                                ----------------------------------  ----------------
                                                                     2000              1999               1999
                                                                ---------------- -----------------   ---------------
                                                                            (Unaudited)
Interest income
  Interest and fees on loans                                       $     1,078     $        1,026     $       4,314
  Investment securities
    Taxable interest                                                       336                361             1,582
    Exempt from federal taxes                                                7                  6                24
  Federal funds sold                                                        11                 40               147
                                                                ---------------- -----------------   ---------------
          Total interest income                                          1,432              1,433             6,067

Interest expense
  Deposits                                                                 465                473             1,967
  Federal funds purchased                                                    8                 --                 7
                                                                ---------------- -----------------  ----------------
          Total interest expense                                           473                473             1,974

Net interest income                                                        959                960             4,093

                                                                ---------------- ----------------   ----------------
Provision for loan losses                                                  275                  8                --
                                                                ---------------- -----------------  ----------------

          Net interest income after provision for
               loan losses                                                 684                952             4,093

Other income
  Service charges on deposit accounts                                      107                132               496
  Other customer service fees                                               66                 68               228
  Rental income                                                             35                 29               122
  Gain (loss) on sale of investment securities                              (8)                --                (2)
  Other income                                                               2                  2                17
                                                                ---------------- -----------------  ----------------
          Total other income                                               202                231               861

Other expenses
  Salaries and employee benefits                                           272                309             1,242
  Occupancy                                                                 57                 59               226
  Equipment                                                                 41                 38               158
  Data processing                                                           36                 41               158
  Goodwill amortization                                                     48                 48               191
  Other                                                                    152                263               639
                                                                ---------------- -----------------  ----------------
          Total other expenses                                             606                758             2,614
                                                                ---------------- ----------------   ----------------

Net income before income taxes                                             280                425             2,340

Income tax expense                                                          64                 87               594
                                                                ---------------- -----------------  ----------------

NET INCOME                                                      $          216     $          338      $      1,746
                                                                ================ =================  ================

Earnings per share
    Basic                                                       $         4.70     $         7.52      $      38.80
                                                                ================ =================  ================
    Diluted                                                     $         3.99     $         6.27      $      32.36
                                                                ================ =================  ================


The accompanying notes are an integral part of these financial statements.

                      Estes Bank Corporation and Subsidiary
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                          Year ended December 31, 1999
                and three months ended March 31, 2000 (Unaudited)
                  (Amounts in thousands, escept per share data)

                                                   COMMON STOCK                                    Accumulated
                                                   ------------         Capital in                    other
                                                Number                  excess of     Retained     comprehensive
                                               of shares    Amount      par value     earnings      income (loss)      Total
                                              ---------------------------------------------------------------------------------
Balance at January 1, 1999                       45,000    $     45      $   496      $  6,063        $    191       $   6,795

Sale of common stock at $154.85 per share           100          --           15            --              --              15

Reacquisition of common stock at $154.85
  per share                                       (100)          --           (1)          (14)             --             (15)

Cash dividends paid                                  --          --           --          (540)             --            (540)

Comprehensive income
  Net income for the year                            --          --           --         1,746              --           1,746
  Change in net unrealized gain (loss) on
    securities available for sale, net of            --          --           --            --            (215)           (215)
tax effects                                                                                                          ---------
      Total comprehensive income                                                                                         1,531
                                              --------------------------------------------------------------------------------

Balance at December 31, 1999                     45,000          45          510         7,255             (24)          7,786

Issuance of common stock under stock
  option plan                                     6,750           7        1,157           --               --           1,164

Cash dividends paid                                  --          --           --         (136)                            (136)

  Net income for the period                          --          --           --          216               --             216
  Change in net unrealized gain (loss) on
    securities available for sale, net of            --          --           --           --              (23)            (23)
tax effects                                                                                                          ----------
      Total comprehensive income                                                                                           193
                                              ---------------------------------------------------------------------------------

Balance at March 31, 2000 (unaudited)            51,750    $     52      $  1,667     $  7,335        $    (47)      $   9,007
                                              =================================================================================


The accompanying notes are an integral part of this financial statement.

                      Estes Bank Corporation and Subsidiary
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                  Three months ended          Year ended
                                                                      March 31,              December 31,
                                                             -----------------------------  ---------------
                                                                 2000           1999             1999
                                                             -------------  --------------  ---------------
                                                                     (Unaudited)
Cash flows from operating activities
  Net income                                                  $      216     $       338     $       1,746
  Adjustments to reconcile net income to net cash
    provided by operating activities
      Depreciation                                                    44              39               171
      Amortization of goodwill                                        48              48               191
      Deferred income taxes                                          163             (64)             (159)
      Provision for loan losses                                      275               8                 0
      Net amortization (accretion) on investment securities           (3)             (1)                5
      Loss on sale of investment securities                            8               0                 2
      Compensation accrued under stock option plan                     6              43               205
      Changes in deferrals and accruals
        Accrued interest receivable                                   56             (25)             (141)
        Other assets, net                                            (95)             14                 1
        Accrued interest payable and other liabilities                76             194               (55)
                                                             -------------  --------------  ---------------

          Net cash provided by operating activities                  794             594             1,966

Cash flows from investing activities
  Decrease (increase) in federal funds sold                         (875)          2,160             3,850
  Purchase of securities held to maturity                         (3,463)         (6,988)          (32,918)
  Purchase of securities available for sale                           --          (1,996)           (1,899)
  Proceeds from maturities of securities held to maturity          4,745           7,187            25,626
  Proceeds from maturities of securities available for sale           --           1,050             5,075
  Proceeds from sale of securities available for sale              2,691              --               499
  Net increase in loans                                             (874)         (1,158)           (2,949)
  Purchases of property and equipment                                 --            (103)             (141)
                                                             -------------  --------------  ---------------

         Net cash provided by (used in) investing activities       2,224             152            (2,857)

 Cash flows from financing activities
  Net increase (decrease) in deposits                             (3,803)           (924)            1,259
  Increase (decrease) in federal funds purchased                    (955)             --               955
  Reacquisition of common stock                                       --              --               (15)
  Sale of common stock                                               671              --                15
  Cash dividends paid                                               (136)            (90)             (540)
                                                             -------------  --------------  ----------------

          Net cash provided by (used in) financing                (4,223)         (1,014)            1,674
activities
                                                             -------------  --------------  ----------------

Net increase (decrease) in cash and due from banks                (1,205)           (268)              783
Cash and due from banks at beginning of period                     4,481           3,698             3,698
                                                             -------------  --------------  ----------------

Cash and due from banks at end of period                     $     3,276    $      3,430        $    4,481
                                                             =============  ==============  =================

Supplemental disclosures of cash flow information
   Cash paid during the period for:
    Interest expense                                         $       447    $        479        $    1,973
    Income taxes                                                      --               7               826



The accompanying notes are an integral part of these financial statements.

                      Estes Bank Corporation and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

    NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION
    ----------------------------------------------------

         The accompanying consolidated financial statements include the accounts of Estes Bank Corporation and its wholly owned subsidiary United Valley Bank (the Bank). The entities are collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

         The Company provides a full range of banking and mortgage services to individual and corporate customers principally in the Larimer and Grand County areas. A majority of the Company's loans are tourism related. Borrowers' abilities to honor their loans are dependent upon the continued economic viability of the area. The Company is subject to competition from other financial institutions for loans and deposit accounts. The Company is also subject to regulation by certain governmental agencies and undergoes periodic examinations by those regulatory agencies.

         As of March 31, 2000 and December 31, 1999, 71% and 82%, respectively, of the Company's common stock was owned by United Valley Bank Restated Employee Stock Ownership 401(k) Plan.

    BASIS OF FINANCIAL STATEMENT PRESENTATION
    -----------------------------------------

         The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

         Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties and assesses estimated future cash flows from borrowers' operations and the liquidation of loan collateral.

         Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, changes in economic conditions may necessitate revisions in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination.

                      Estes Bank Corporation and Subsidiary

 (Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)



    INTERIM FINANCIAL INFORMATION (UNAUDITED)
    -----------------------------------------

         The unaudited interim financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, normal and recurring in nature and necessary to a fair presentation of the interim periods presented. Results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year.

    INVESTMENT SECURITIES
    ---------------------

         The Company revalues investment securities designated as available for sale at each reporting period. The designation of a security as held to maturity or available for sale is made at the time of acquisition. The held to maturity classification includes debt securities that the Company has the positive intent and ability to hold to maturity which are carried at amortized cost. The available for sale classification includes debt and equity securities that are carried at fair value. Unrealized gains and losses on securities available for sale are excluded from earnings and reported in other comprehensive income. Gains or losses on sales of securities are recognized by the specific identification method.

    LOANS AND ALLOWANCE FOR LOAN LOSSES
    -----------------------------------

         Loans are reported at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

         The accrual of interest on loans is discontinued when management believes that interest or principal may not be collectible or recoverable. When placing a loan in nonaccrual status, interest accrued to date is generally reversed unless the net realizable value of the underlying collateral is sufficient to cover principal and accrued interest. When such a reversal is made, interest accrued during prior years is charged to the allowance for loan losses. All other interest reversed on nonaccrual loans is charged against current year interest income.

         Loan origination and commitment fees are recognized as income when received, since a major portion of these represent recovery of direct origination costs. These fees are not deemed to be material to the consolidated financial statements.

         The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


         The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

         A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

BANK PREMISES AND EQUIPMENT
---------------------------

         Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed generally on the straight-line method over the estimated useful lives of the assets.

GOODWILL
--------

         The excess of the purchase price over the net assets of branch facilities acquired is reflected as goodwill. Goodwill is amortized on the straight-line method over fifteen years. Accumulated amortization of goodwill as of March 31, 2000 and December 31, 1999 was $574 and $526, respectively.

INCOME TAXES
------------

         Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


STOCK-BASED COMPENSATION
------------------------

         Stock options granted under the Company's stock option and stock appreciation rights plan are accounted for under the provisions of the Financial Accounting Standards Board Interpretation No. 28, ACCOUNTING FOR STOCK APPRECIATION RIGHTS AND OTHER VARIABLE STOCK OPTIONS OF AWARD PLANS. Under this Interpretation, compensation is charged to operations based on the difference between the defined value of the common stock and the option price. Upon the exercise of stock options, accrued compensation is recognized as consideration for the stock issued.

EARNINGS PER SHARE
------------------

         The Company computes earnings per share in accordance with Financial Accounting Standard No. 128, EARNINGS PER SHARE. Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus dilutive securities. Common shares used in the determination of basic and diluted earnings per share follow:

                                                                     Three months ended
                                                                         March 31,             Year ended
                                                                  -------------------------   December 31,
                                                                     2000         1999            1999
                                                                     ----         ----       --------------
                                                                        (Unaudited)
           Basic
                Weighted average common shares outstanding           45,895        45,000         45,000
           Effect of dilutive securities
                Stock options                                         8,199         8,949          8,961
                                                                     ------        ------         ------

           Diluted                                                   54,094        53,949         53,961
                                                                     ======        ======         ======

    COMPREHENSIVE INCOME
    --------------------

         The Company has adopted Financial Accounting Standard No. 130, REPORTING COMPREHENSIVE INCOME, (SFAS No. 130). SFAS No. 130
         establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net income and all other non-owner changes in equity. The statement requires an enterprise to classify items of other comprehensive income by their nature in the financial statements and to display the accumulated balance of other comprehensive income separately from other components of equity in the balance sheet. The only component of comprehensive income consists of net unrealized holding gains and losses on available for sale securities, less the related tax effects. The Company discloses comprehensive income in the Statement of Shareholders' Equity.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


         The components of other comprehensive income and related tax effects are as follows:

                                                                Three months ended          Year ended
                                                                     March 31,              December 31,
                                                                       2000                     1999
                                                                -------------------         -------------

           Change in unrealized holding gains (losses)
                 on available-for sale securities                      $    (37)             $    (37)
           Tax effect                                                        14                   127
                                                                           ----                   ---

           Net-of-tax amount                                           $    (23)              $  (215)
                                                                           ====                 =====

STATEMENT OF CASH FLOWS
-----------------------

         The Company has defined cash and cash equivalents for purposes of the Statement of Cash Flows as those amounts included in the balance sheet caption "Cash and Due from Banks".

NOTE 2 - INVESTMENT SECURITIES

         The amortized costs and fair market values of investment securities at December 31, 1999 are as follows:

                                                              Gross         Gross       Estimated
                                              Amortized     Unrealized    Unrealized     Market
                                                Cost          Gains         Losses        Value
                                              ---------     ----------    ----------   ---------

 Securities Available for Sale
    U.S. Treasury securities                  $  5,296          $13         $ (50)      $  5,259
    Obligations of other U.S.
      government agencies                        2,416            5            (6)         2,415
    State and municipal                             80           -             -              80
                                              --------         ----         -----         ------

                                              $  7,792          $18         $ (56)       $ 7,754
                                               =======           ==          ====         ======

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)

                                                              Gross         Gross      Estimated
                                             Amortized     Unrealized    Unrealized     Market
                                               Cost           Gains        Losses        Value
                                             ----------    ----------    ----------    ---------
SECURITIES HELD TO MATURITY
    U.S. Treasury securities                 $  1,647         $  1        $  (22)     $   1,626
    Obligations of other U.S.
      government agencies                      14,365            4          (116)        14,253
    State and municipal                           475            1            (4)           472
    Corporate obligations                       2,203            7           (80)         2,130
                                               ------          ---          ----        -------

                                              $18,690          $13         $(222)       $18,481
                                               ======           ==           ===         ======

    The amortized cost and estimated  fair value of debt  securities at December
    31, 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                                                     Available for Sale           Held to Maturity
                                                     ------------------           ----------------
                                                                 Estimated                 Estimated
                                                   Amortized       Fair       Amortized       Fair
                                                      Cost         Value         Cost         Value
                                                   ---------     ---------    ---------    ----------

         Due in one year or less                   $  2,266       $ 2,267     $  6,748      $  6,668
         Due after one year through
            five years                                5,446         5,407       11,038        10,874
         Due after five years through
            ten years                                    80            80          904           939
                                                    -------       -------      -------       -------

                                                   $  7,792       $ 7,754     $ 18,690      $ 18,481
                                                    =======        ======      =======       =======

    Investment securities with a carrying value of $5,764 are pledged at December 31, 1999 as collateral for public deposits and for other purposes as required or permitted by law.

    The Company received proceeds of $499 from sales of investment securities in 1999, realizing a loss of $2.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

    Major classifications of loans are as follows:


                                                           March 31,           December 31,
                                                             2000                 1999
                                                          -----------          ------------

       Commercial and real estate construction              $34,128                $33,206
       Real estate mortgage                                  11,402                 11,864
       Installment                                            1,180                  1,116
       Other                                                    178                    163
                                                          ---------              ---------

                                                            $46,888                $46,349
                                                             ======                 ======

    Transactions in the allowance for possible loan losses are as follows:

                                                                Three months ended             Year ended
                                                                     March 31,                 December 31,
                                                                       2000                       1999
                                                                --------------------        -----------------

        Balance at beginning of period                                  $405                        $401
        Provision for loan losses                                        275                          -
        Recoveries on loans previously charged off                        -                            5
        Loans charged off                                               (335)                         (1)
                                                                         ---                        ----

        Balance at end of period                                        $345                        $405
                                                                         ===                         ===

    The loan charge offs of $335 during the three months ended March 31, 2000 relate to loans to a single borrower. This borrower owned an automobile dealership. In late 1999, management discovered that numerous titles which represented collateral on one of the loans were fraudulent. As of December 31, 1999, management designated $85 as a component of the allowance for loan losses for the unsecured portion of the loans. In January 2000 the Company filed a bonding claim with its insurance carrier, requesting reimbursement of the loan balances, and charged off $85 relating to the unsecured balances of these loans. In April 2000 the Company was notified that the insurance carrier did not intend to honor this claim. Management recorded an additional charge off of $250, representing the remaining balance of these loans, and an additional provision for loan losses of $200, effective March 31, 2000. Management intends to pursue litigation against the insurance carrier to collect the charged off balances. In addition, the Company is in a secondary collateral position with respect to two commercial properties owned by the borrower. The Company intends to pursue collection under its rights as a lien holder. However, there is no assurance that the Company will prevail in these actions. During the three months ended March 31, 2000, the Company recorded a provision for loan losses of $275 related principally to the problem loans of this borrower.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


    There were no outstanding principal balances of loans having payments delinquent more than ninety days at December 31, 1999. At December 31, 1999, the accrual of interest had not been discontinued on any loans.

    At December 31, 1999, approximately 85% of the Company's loan portfolio was collateralized by real estate.

NOTE 4 - BANK PREMISES AND EQUIPMENT

    At  December  31,  1999  bank  premises  and  equipment,   less  accumulated
depreciation, consisted of the following:

              Buildings and improvements                               $2,411
              Furniture, fixtures and equipment                           666
              Land                                                        388
                                                                       ------
                                                                        3,465
              Less accumulated depreciation                              (820)
                                                                       ------

                                                                       $2,645
                                                                       ======
NOTE 5 - DEPOSITS

    At December 31, 1999, the scheduled maturities of time deposits are as follows:

                           2000                                      $13,465
                           2001                                        4,458
                           2002                                        1,266
                           2003                                          172
                           2004                                            8
                                                                      ------

                                                                     $19,369
                                                                      ======
NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and stand-by letters of credit.

    Those instruments involve, to a varying degree, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

    The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and stand-by letters of credit is represented by the contractual notional amount

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


    of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    A summary of the Company's commitments follows:

                                                  March 31,         December 31,
                                                    2000              1999
                                                -------------     --------

         Commitments to extend credit              $6,935              $5,962
         Stand-by letters of credit                   169                  33

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

    Stand-by letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


NOTE 7 - INCOME TAXES

    Allocation of federal and state income taxes between current and deferred portions is as follows:

                                                    Three months ended           Year ended
                                                        March 31,               December 31,
                                                           2000                     1999
                                                    ----------------------    -----------------

        Current tax expense (benefit)
          Federal                                           $(99)                $720
          State                                               -                    33
                                                           -----                 ----
                                                             (99)                 753

        Deferred tax expense (benefit)
          Federal                                            142                 (139)
          State                                               21                  (20)
                                                            ----                  ---
                                                             163                 (159)
                                                             ---                  ---

                                                           $  64                 $594
                                                            ====                  ===

    The reasons for the differences between the statutory federal income tax rates are summarized as follows:

                                                        Three months ended              Year ended
                                                            March 31,                  December 31,
                                                               2000                        1999
                                                      ------------------------    -----------------------
                                                        AMOUNT     PERCENT         AMOUNT     PERCENT

        Tax expense at statutory rate                     $95        34.0%          $796       34.0%
        Increase (decrease) in taxes due to
          Tax-exempt interest                              (7)       (2.5)           (27)      (1.2)
          Deductible dividends paid to the
            Company's ESOP                                (34)      (12.2)          (136)      (5.8)
          Other items (net)                                10         3.6            (39)      (1.6)
                                                           --       -----           ----      -----

                                                          $64        22.9%          $594       25.4%
                                                           ==        ====            ===       ====

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


Deferred tax assets and liabilities are as follows:

                                                                       March 31,      December 31,
                                                                        2000              1999
                                                                    -------------      -----------

         Deferred tax assets
           Allowance for loan losses                                   $  63                  $  74
           Deferred  compensation                                         74                    240
           Unrealized loss on available for sale investments              28                     14
                                                                        ----                   ----
                  Total deferred tax assets                              165                    328

         Deferred tax liabilities
            Adjustment from accrual to cash basis                        (52)                   (72)
            Bases of bank premises and equipment                        (104)                   (97)
                                                                         ---                    ---
                 Total deferred tax liabilities                         (156)                  (169)
                                                                         ---                    ---

                 Net deferred tax asset                                $   9                   $159
                                                                        ====                    ===

NOTE 8 - RELATED PARTY TRANSACTIONS

    At December 31, 1999, the Company had loans receivable from directors, officers and principal shareholders (more than ten percent ownership) of the Company and their related business interest which totaled approximately $1,342.

NOTE 9 - EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN
---------------

       The Company  provides  retirement  benefits to its employees under United
        Valley Bank Restated Employee Stock Ownership 401(k) Plan. To become eligible for the plan, an employee is required to complete one-half year of service and be eighteen years of age. Any employee who has qualified to become a participant under this plan may elect not to become a participant.

       In 1999 and 1998, the Company matched employees' 401(k)  contributions up
        to  three  percent  of  eligible  compensation.   The  Company's  401(k)
        contributions totaled $17 in 1999.

       For each plan year, the Company's board of directors shall determine the amount, if any, of ESOP contributions, limited to no greater than twenty-five percent of each employee's compensation covered under the plan. The Company did not contribute to the ESOP in 1999.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN

       The Company has a non-qualified stock option plan for its key executives that provides for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plan, a maximum of 10,000 options may be granted at a price not less than 100% of the book value at the date of the option grant. Recipients of stock options are fully vested as of the date that the options are granted. The options have a term of ten years.

       The plan provides for the granting of Stock Appreciation Rights ("SARs") subject to certain conditions and limitations to holders of options under the plan. SARs permit the optionee to surrender an exercisable option for an amount equal to the excess of the current book value of the common stock over the option price. The Company accrues compensation expense based on the difference between these prices. Compensation charged to operations amounted to $6 and $206 for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively.

       A summary of activity in this plan follows:

                                                                Average option
                                                   Shares       price per share
                                                   ------       ---------------

       Outstanding at January 1, 1999               7,500         $  84.25

       Granted                                      1,500           145.54
       Exercised                                      (35)          145.54
       Expired or terminated                           -              -
                                                   ------
       Outstanding at December 31, 1999             8,965            94.27

       Granted                                      1,035           166.48
       Exercised                                   (6,750)           99.42
       Expired or terminated                           -              -
                                                   ------

       Outstanding at March 31, 2000                3,250         $  84.28
                                                    =====

    During the three months ended March 31, 2000, employees exercised options to acquire 6,750 shares of common stock. The Company received $671 in proceeds from the exercise of these options. This amount plus the amount previously accrued as compensation relative to the options, $493, was credited to shareholders' equity.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


NOTE 10 - DIVIDENDS

    Various restrictions limit the extent to which dividends may be paid by the Bank. Regulatory approval is required for the Bank to pay dividends in any calendar year which exceed the Bank's net profit for that year combined with its retained profits for the preceding two years.

NOTE 11 - REGULATORY MATTERS

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

   The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


Capital ratios for the Bank as of December 31, 1999 are as follows:

                                                                                             To be well
                                                                                          capitalized under
                                                                    For capital            prompt corrective
                                              ACTUAL               ADEQUACY PURPOSES      ACTION PROVISIONS
                                     ------------------------   -------------------------------------------
                                            AMOUNT    RATIO       AMOUNT      RATIO        AMOUNT       RATIO

     Total capital
       (to risk weighted assets)            $6,195   12.4%         $3,988     >8.0%         $4,985     >10.0%
                                                                              -                        -
     Tier 1 capital
       (to risk weighted assets)             5,790   11.6           1,994     >4.0           2,991      >6.0
                                                                              -                         -
     Tier 1 capital
       (to average assets)                   5,790    7.4           3,120     >4.0           3,900      >5.0
                                                                              -                         -

   Capital ratios for the Bank as of March 31, 2000 are as follows:

         Total capital to risk weighted assets                            12.0%
         Tier 1 capital to risk weighted assets                           11.3
         Tier 1 capital to average assets                                  7.6

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


NOTE 12 - PARENT COMPANY ONLY FINANCIAL INFORMATION

                                 BALANCE SHEETS

                                                      March 31,    December 31,
                                                         2000         1999
                                                    ------------   -----------
                                                     (unaudited)
                              ASSETS

   Cash                                               $   716       $     24
   Investment in unconsolidated subsidiary              8,161          8,111
   Deferred income taxes                                   75            240
   Other                                                  283            118
                                                       ------         ------

                                                       $9,235         $8,493
                                                        =====          =====

                    LIABILITIES AND
           STOCKHOLDER'S EQUITY

   Liabilities
     Compensation accrued under stock option plan     $   219        $   706
     Other                                                 19              -
                                                      -------        -------
                                                          228            706


   Shareholders' equity                                 9,007          7,787
                                                        -----          -----

                                                       $9,235         $8,493
                                                        =====          =====

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


                              STATEMENTS OF INCOME

                                                                   Three months ended
                                                                        March 31,          Year ended
                                                                ------------------------   December 31,
                                                                   2000           1999        1999
                                                                   ----           ----    -----------
                                                                      (unaudited)
   Income
     Dividends from subsidiary                                     $125           $125       $   475
     Other                                                            1             -              1
                                                                   ----          -----      --------
                                                                    126            125           476

   Expenses
     Compensation accrued under stock option plan                     6             43           206
     Other                                                           16             -             13
                                                                   ----          -----       -------
                                                                     22             43           219
                                                                   ----           ----        ------

   Income before income taxes and equity
     in undistributed net income of subsidiary                      104             82           257

   Income tax benefit                                                39             25           223
                                                                   ----           ----        ------

   Income before equity in undistributed net
     income of subsidiary                                           143            107           480

   Equity in undistributed net income of subsidiary                  73            231         1,266
                                                                   ----            ---         -----

   Net income                                                      $216           $338        $1,746
                                                                    ===            ===         =====

                      Estes Bank Corporation and Subsidiary

 Information as of and for the three months ended March 31, 2000 is unaudited)
                        (Amounts in thousands of dollars)


                            STATEMENTS OF CASH FLOWS

                                                               Three months ended
                                                                   March 31,            Year ended
                                                           ------------------------    December 31,
                                                             2000           1999           1999
                                                             ----           ----       ------------
                                                                (unaudited)
Cash flows from operating activities
  Net income                                                $216            $338         $1,746
  Adjustments to reconcile net income to
    net cash provided by operating activities
      Equity in undistributed net income of subsidiary       (73)           (231)        (1,266)
      Compensation accrued under stock option plan             6              43            206
      Deferred income taxes                                  166             (15)           (70)
      Changes in other assets and liabilities (net)         (158)             23            (73)
                                                            -----           ----          ------
          Net cash provided by operating activities          157             158            543

Cash flows from financing activities
  Sale of common stock                                       671               -             15
  Reacquisition of common stock                                -               -            (15)
  Cash dividends paid                                       (136)            (90)          (540)
                                                            -----            ----          -----

          Net cash provided by (used in) financing
              activities                                     535             (90)          (540)
                                                             ---             ----          -----

Net increase in cash                                         692              68              3

Cash at beginning of period                                   24              21             21
                                                            ----            ----           ----

Cash at end of period                                       $716           $  89       $     24
                                                            ====           =====       ========

NOTE 13 - PROPOSED MERGER

   On March 21, 2000, Estes Bank entered into an Agreement and Plan of Reorganization with Vail Banks, Inc. (Vail Banks). Under this agreement Estes Bank will be merged into Vail Banks. The aggregate purchase price is $21,500. Shareholders of Estes Bank will receive common stock of Vail Banks valued at $3,225 and cash, subject to adjustment, of $18,275. The cash portion of the sales price will be adjusted based on the difference between $9,871 and the equity of Estes Bank (as defined in the agreement) as of the end of the month immediately preceding the closing plus net income from the end of that month through the closing date.

   The merger is subject to shareholder and regulatory approval. The Company estimates that the transaction will close early in the third quarter of 2000.

                                   APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of this 21st day of March, 2000, by and between ESTES BANK CORPORATION, a Colorado corporation (hereinafter "Company," and unless the context otherwise requires, the term "Company" shall include both Estes Bank Corporation and its wholly-owned subsidiary, United Valley Bank, a Colorado bank ("United Valley Bank")), Jack G. Haselbush ("Haselbush"), Bradley D. SISHC ("Sishc") and VAIL BANKS, INC., a Colorado corporation (hereinafter "Vail Banks," and unless the context otherwise requires, the term "Vail Banks" shall include both Vail Banks, Inc. and its wholly-owned subsidiary, WestStar Bank, a Colorado bank ("WestStar"). Haselbush and Sishc are signatories hereof solely to be bound by Section 4.11 of this Agreement. They assume no other obligations hereunder.

                                R E C I T A L S:

         WHEREAS, the respective boards of directors of Company and Vail Banks deem it advisable and in the best interests of each such entity and their respective shareholders that Company be acquired by Vail Banks and that such acquisition be accomplished by a merger of Company and Newco, a wholly-owned subsidiary of Vail Banks to be formed ("Newco"), pursuant to which Newco will merge with and into Company with each of the issued and outstanding shares of common stock, $1 par value per share, of Company ("Company Stock") being converted into the right to receive common stock of Vail Banks (the "Vail Common Stock") and cash in accordance with Article I herein and all upon the terms and conditions hereinafter set forth and as set forth in the Agreement and Plan of Merger attached hereto as Exhibit A and incorporated herein by reference (the "Merger Agreement");

         WHEREAS, Haselbush and Sishc have agreed to vote all shares owned directly or indirectly by them in favor of the transactions contemplated by this Agreement.

         NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                    ---------

                                 PURCHASE PRICE
                                 --------------

         The aggregate Purchase Price (the "Purchase Price"), subject to the adjustments described herein, shall be Twenty One Million Five Hundred Thousand Dollars ($21,500,000) payable as follows:

         Three Million Two Hundred Twenty Five Thousand Dollars ($3,225,000) in Vail Common Stock and the remainder in cash.

         The cash portion of the Purchase Price will be adjusted, increased or reduced as applicable, by an amount equal to the difference between $9,871,000 and the Net Worth of the Company as of the end of the month immediately preceding the Closing plus the Net Income of the Company as of the end of such month until the Closing Date. The Net Worth of the Company shall be determined in accordance with generally accepted accounting principles, provided, however,

         (a) that the value of trading securities, held to maturity securities, and available-for-sale securities (held on December 31, 1999 and held at the Closing) shall be determined as of December 31, 1999, and changes thereafter in such accounts required by Financial Accounting Standards Board SFSA No. 115 shall be disregarded, and

         (b) The Net Income of the Company from the end of the month immediately preceding Closing to the Closing Date shall be paid as a post closing adjustment within 30 days after the Closing Date (the "Post Closing Adjustment").

         (c) The principal balance of the Rains Estes Park Ford, Inc. Loan (the "Rains Loan") will be charged off prior to Closing and will be deemed to be zero for purposes of calculating the Net Worth of the Company. If United Valley Bank's blanket bond carrier has declined or has not paid in full United Valley Bank's claims on the Rains Loan, then the Rains Loan promissory note(s), all collateral security instruments of any nature and related collection files and records shall be transferred and assigned immediately prior to Closing to a fiduciary for the benefit of the shareholders of the Company. The fiduciary shall be selected by the management of the Company. The shareholders of the Company shall bear all costs of the fiduciary and costs of collection after the Date of Closing.

         The Vail Common Stock portion of the Purchase Price shall be issued by Vail Banks and shall be registered for resale by Vail Banks pursuant to a Form S-4 registration statement.

         To compute the aggregate number of Vail Common Stock shares to be issued pursuant to this Agreement, a share price shall be utilized that is in no instance less than nine dollars ($9.00) per share and in no instance in excess of twelve dollars ($12.00) per share. Within these parameters, the price per share of Vail Common Stock will be determined by the average of the closing sales price of Vail Common Stock as reported by the NASDAQ National Market System on each of the fifteen (15) consecutive trading days immediately prior to the Closing Date (the "Average Vail Common Stock Price"). The Average Vail Common Stock Price shall be divided into $3,225,000 to determine the aggregate number of shares of Vail Common Stock that will be issued to the holders of Company Stock pursuant to this Agreement.

         The Purchase Price will be allocated among the shareholders of Company in proportion to their respective holdings of Company Stock as of the Closing.

         If at any time during the period between the date of this Agreement and the Closing Date, any change in the outstanding shares of Vail Common Stock occurs or is effected by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the number of shares of Vail Common Stock shall be adjusted on a pro rata basis.

                                   ARTICLE II
                                   ----------

                                     CLOSING
                                     -------

         The transactions contemplated herein shall be consummated (the "Closing") at the offices of Company, or some other mutually agreeable location, on the first business day following the later to occur of (i) the receipt of all approvals from any governmental authorities having jurisdiction over the transactions contemplated by this Agreement and the Merger Agreement, and the expiration of any waiting or similar period required by applicable law (ii) compliance with the Colorado Business Corporation Act and (iii) the satisfaction of all other conditions to consummation of the Merger (the "Closing Date"), or at such other time and place as may be mutually satisfactory to the parties hereto. Notwithstanding the foregoing, the transactions contemplated herein shall be consummated on or prior to October 1, 2000.

                                   ARTICLE III
                                   -----------

                                     MERGER
                                     ------

         3.1 MERGER. Pursuant to the terms and conditions provided herein, on the Closing Date, Company and Newco shall be merged in accordance with and in the manner set forth in the Merger Agreement. The surviving corporation following the Merger will operate under the Articles of Incorporation of Company and will be a wholly-owned subsidiary of Vail Banks.

         At the Closing, (a) Vail Banks shall furnish to each shareholder of Company Stock such shareholder's pro rata share of the cash portion of the Purchase Price by cashier's check and (b) Company will cause each shareholder of Company Stock to surrender the certificate(s) which represented such holder's Company Stock in exchange for the cash portion of the Purchase Price to which such holder is entitled.

         Upon the terms and conditions of this Agreement and the Merger Agreement, Vail Banks shall make available on or before the Closing Date to American Securities Transfer & Trust, Denver, Colorado, who is designated as exchange agent (the "Exchange Agent"), such number of shares of Vail Common Stock as shall be issuable to the shareholders of Company Stock in accordance with this Agreement. As soon as practicable after the Closing Date, Vail Banks or the Exchange Agent shall mail to each holder of record of Company Stock a form letter of transmittal and instructions for the issuance of Vail Common Stock certificates pursuant to this Agreement. Upon receipt by the Exchange Agent of a properly completed and signed transmittal letter, the Exchange Agent shall promptly issue to such holder of Company Stock, Vail Common Stock certificates representing such holder's share of the Vail Common Stock portion of the Purchase Price and a check for an amount in lieu of any fractional shares. No fractional shares will be issued. As of and after the Closing Date, the holders of Company Stock shall be entitled to all of the rights and benefits of a holder of Vail Common Stock.

         Vail Banks shall furnish to each holder of Company Stock such holder's pro rata share of the Post Closing Adjustment by cashier's check mailed to their address of record.

         The  transactions   contemplated  by  this  Agreement  and  the  Merger
Agreement are not intended to qualify as a tax free reorganization under Section 368 of the Internal Revenue Code.

         3.2 REGISTRATION STATEMENT. (a) The parties agree jointly to prepare a registration statement on Form S-4 (the "Registration Statement") to be filed by Vail Banks with the SEC in connection with the issuance of Vail Banks Common Stock pursuant to the Merger Agreement. The parties agree to cooperate with the other party, its counsel and its accountants, in the preparation of the Registration Statement; and provided that both parties have cooperated as provided above, Vail Banks agrees to file the Registration Statement with the SEC as soon as reasonably practicable after the execution of this Agreement. Each of the Company and Vail Banks agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933 as promptly as reasonably practicable after any SEC comments are resolved. Vail Banks also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to furnish to Vail Banks all information concerning Company and United Valley Bank, their subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

         (b) Each of Company and Vail Banks agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which such statements were made. Each of the Company and Vail Banks further agrees that if it shall become aware prior to the Closing Date of any information furnished by it that would cause any of the statements in the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to the Registration Statement.

         (c) Vail Banks agrees to advise Company, promptly after Vail Banks receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Vail Banks Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

                                   ARTICLE IV
                                   ----------

                                OTHER AGREEMENTS
                                ----------------

         4.1 MEETING OF SHAREHOLDERS OF COMPANY. Company shall take all actions in accordance with the laws of Colorado and its Articles of Incorporation and Bylaws to call a special meeting of its shareholders (the "Special Meeting") for the purpose of submitting the Merger Agreement to such shareholders for their approval.

         4.2 ABSENCE OF BROKERS. Each party hereto represents and warrants to the other that no broker, finder or other finder has acted on its behalf in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the preceding sentence, the Company has entered into an agreement with The Wallach Company, Inc. pursuant to which the Company will pay a fee to The Wallach Company, Inc. Each party agrees to indemnify the other and hold and save it harmless from any claim or demand for commissions or other compensation by any broker, finder, financial consultant or similar agent (other than The Wallach Company, Inc.) claiming to have been employed by or on behalf of such party.

         4.3 ACCESS, INFORMATION AND DOCUMENTS. Company shall allow Vail Banks and its authorized representatives reasonable access during normal business hours from and after the date hereof and prior to the Closing Date to all of the respective properties, books, contracts, commitments and records of Company and its subsidiary and shall furnish Vail Banks and its authorized representatives such information concerning its affairs and the affairs of its subsidiary as Vail Banks may reasonably request provided that such request shall be reasonably related to the transactions contemplated by this Agreement and shall not interfere unreasonably with normal operations. Company shall require its personnel to assist Vail Banks in making any such investigation and shall cause the counsel (subject to attorney-client privilege), accountants, employees and other representatives of Company to be available to Vail Banks for such purposes. Such investigation will be conducted in a manner designed to be the least disruptive of the affairs of Company as possible. During such investigation, Vail Banks and its authorized representatives shall have the right, subject to the confidentiality provisions of this Agreement, to make copies of such records, files, tax returns and other materials as it may deem advisable and shall advise Company of those items of which copies are made. No investigation made heretofore or hereafter by either party and its authorized representatives shall affect the representations and warranties of either such party hereunder.

         4.4 CONFIDENTIALITY. Prior to consummation of the transactions contemplated by this Agreement and the Merger Agreement, the parties will provide each other with information which may be deemed by the party providing the information to be confidential or proprietary. Each party agrees that it will hold confidential and protect all information provided to it by the other party to this Agreement and use such information only in connection with the consummation of the transactions contemplated in this Agreement and the Merger Agreement, except that the obligations contained in this Section 4.4 shall not in any way restrict the rights of any party or person to use information that
(i) was known to such party prior to disclosure by the other party; (ii) is or becomes generally available to the public other than by breach of this Agreement; or (iii) otherwise becomes lawfully available to a party to this

Agreement on a non-confidential basis from a third party who is not under an obligation of confidence to the other party to this Agreement. If this Agreement is terminated prior to consummation of the transactions contemplated hereby, each party agrees to return all documents and other material, and any copies thereof, whether or not confidential, provided to it by or on behalf of the other party to this Agreement. Each party shall insure that its officers, directors, investment advisors, attorneys and other representatives who are given access to such information are bound by and will use the information only in accordance with the foregoing restrictions. The provisions of this Section
4.4 shall survive any termination of this Agreement.

         4.5 FULL COOPERATION. The parties shall cooperate fully with each other in connection with any acts or actions required to be taken as part of their respective obligations under this Agreement, including cooperation in the filing of all applications and other requests for consents and approvals with respect to the transactions contemplated hereby.

         4.6 EXPENSES. All of the expenses incurred by Vail Banks in connection with the authorization, preparation, execution and performance of this Agreement and the Merger Agreement including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing of required registration statements, and all other regulatory applications with state and federal authorities in connection with the transactions contemplated hereby and thereby, shall be paid by Vail Banks. All expenses incurred by Company in connection with the authorization, preparation, execution and performance of this Agreement and the Merger Agreement, including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants for Company, shall be paid by Company. The cost of preparing and mailing any Registration Statement hereunder with the Securities and Exchange Commission will be paid by Vail Banks, provided, however, that in the event that the Company does not secure the shareholder vote necessary to authorize and approve the Merger Agreement, the Company shall reimburse Vail Banks for the reasonable costs and expenses it incurred in connection with the preparation and filing of the Registration Statement.

         4.7 PRESERVATION OF GOODWILL. Company shall use reasonable efforts to preserve its business organization and the business organization of its subsidiary consistent with past practices, to keep available the services of its present employees and of the present employees of its subsidiary, and to preserve the goodwill of customers and others having business relations with Company or its subsidiary.

         4.8 APPROVALS AND CONSENTS. Each party hereto represents and warrants to and covenants with the other that it will use its best efforts, and will cause its officers, directors, employees and agents and its subsidiary and subsidiary's officers, directors, employees and agents to use their best efforts, to obtain as soon as is reasonably practicable all approvals and consents of state and federal departments or agencies required or deemed necessary for consummation of the transactions contemplated by this Agreement and the Merger Agreement. In particular, within 45 days of the date of this Agreement, Vail Banks shall file all applications required to obtain all consents and approvals of bank regulatory authorities for the transactions contemplated by this Agreement. Vail Banks shall provide drafts of the public sections of applications to Company prior to filing the same, and shall promptly provide Company with copies of all correspondence to and from regulatory authorities with respect to the transactions contemplated by this Agreement.

         4.9 PRESS RELEASES. Prior to the Closing Date, Company and Vail Banks shall agree with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section
4.9 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by law.

         4.10 EMPLOYEES OF UNITED VALLEY BANK. For purposes of any length of service requirements, waiting periods, vesting periods or benefits based on length of service in any benefit plan of United Valley Bank for which an employee may be eligible after the Closing, Vail Banks shall ensure that service by such employee with United Valley Bank shall be deemed to have been service with Vail Banks.

         (a) From and after the Closing employees of the Company and United Valley Bank shall be eligible to participate in all Vail Banks employee plans in accordance with their terms and in the same manner as similarly situated Vail Banks employees. Service of such employees with the Company and United Valley Bank shall be counted as service with Vail Banks for purposes of determining eligibility, vesting and levels of benefits.

         (b) Vail Banks will (i) waive any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Vail Banks with respect to Company and United Valley Bank employees and their eligible dependents, provided that there is no material adverse change in the Company's claims history prior to Closing (from that previously disclosed to Vail Banks by the Company) and (ii) give each Company and United Valley Bank employee credit for the plan year in which the Closing occurs towards applicable deductibles and out-of-pocket limits for expense incurred prior to Closing.

         (c) Vail Banks agrees to honor in accordance with their terms all benefits vested as of the date of this Agreement under the Company and United Valley Bank Benefit Plans.

         4.11 VOTING AND NON-COMPETE AGREEMENTS OF HASELBUSH AND SISHC.

         (a) Haselbush and Sishc agree to vote all shares of Company Stock owned by them, directly or indirectly, and those shares allocated to them pursuant to the Employee Stock Ownership Plan (the "ESOP") in favor of the transactions contemplated by this Agreement. Haselbush shall not be obligated to vote unallocated shares held by the ESOP in favor of the transactions contemplated by this Agreement in his capacity as Plan fiduciary.

         (b) For a period commencing on the Closing Date and continuing in effect for two (2) years, each of Haselbush and Sishc will not, directly or indirectly, on his own behalf or on behalf of any other person or entity:

         Provide banking products and services in the geographic area encompassed by the following in the State of Colorado: Grand County, Census Tract # 136.02 of Boulder County and Census Tracts # 28 and #19.03 of Larimer County (the "Territory");

              (i) Solicit any Company, United Valley Bank, Vail Banks or WestStar Bank (collectively, "Employer") customer with whom he has worked during the one (1) year period prior to the Closing Date or about whom he possesses confidential information for the purposes of terminating the customer's relationship with the Employer or of providing products or services reasonably substitutable for the Employer's products and services to the customer in the Territory; or

              (ii) Solicit or induce , or in any manner attempt to solicit or induce, any person or entity (including without limitation consultants and independent contractors) employed by the Employer to leave such employment.

         (c) Haselbush, Sishc and the Employer acknowledge that a breach or threatened breach of the terms of this Agreement by Haselbush and Sishc would result in material and irreparable damage and injury to the Employer, and that it would be difficult or impossible to establish the full monetary value of such damages. Therefore, the Employer shall be entitled to injunctive relief by a court of appropriate jurisdiction in the event of Haselbush's or Sishc's breach or threatened breach of any of the provisions of this Agreement. Furthermore, in addition to all other remedies provided by law, each of Haselbush and Sishc agrees that he will indemnify and hold the Employer harmless from any loss, cost, damage or expense (including attorney's fees) incurred by the Employer arising out of his breach of any portion of this Agreement.

         4.12 "RUN-OFF" LIABILITY INSURANCE COVERAGE. Company shall acquire for the benefit of its officers and directors "run-off" liability insurance coverage to survive the Closing Date, which coverage shall be satisfactory to Company. Alternatively, Vail Banks shall obtain coverage for the officers and directors of Company under its officer and director liability policy satisfactory to Company. The cost of such insurance shall be paid by Company.

         4.13 DIVIDENDS. The Company may declare its regular quarterly dividends or other distributions on its Common Stock. United Valley Bank may declare its ordinary quarterly dividends. Except with prior written consent of Vail Banks, neither the Company nor United Valley Bank may issue, sell, repurchase, acquire or redeem any of its Common Stock.

         4.14 VAIL BANKS BOARD OF DIRECTORS POSITION. Immediately following the Closing, Vail Banks shall use its best efforts to provide for the nomination and election of Haselbush to the Board of Directors of Vail Banks for a three (3) year term.

         4.15 EMPLOYMENT OF HASELBUSH AND SISHC. Vail Banks (or WestStar) anticipates employing Haselbush and Sishc from and after the Closing on terms mutually acceptable to the parties.

         4.16 TERMINATION OF ESOP. The parties will reasonably cooperate with respect to terminating the ESOP.

         4.17 EXERCISE OF OPTIONS. The Company shall use its best efforts to cause the holders of the 9,700 options outstanding as of the date of this Agreement to exercise such options prior to the Closing.

                                    ARTICLE V
                                    ---------

            REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY
            --------------------------------------------------------

         To induce Vail Banks to enter into and perform this Agreement, Company represents, warrants, covenants and agrees as follows, which representations, warranties, covenants and agreements are being made as of the date hereof and shall be deemed to be made again as of the Closing:

         5.1 COMPANY DISCLOSURE MEMORANDUM. Company shall deliver to Vail Banks on or before the fifth (5th) day following the date of this Agreement a memorandum (the "Company Disclosure Memorandum") containing certain information regarding the Company and United Valley Bank as indicated at various places in this Agreement. All information set forth in the Company Disclosure Memorandum or in documents incorporated by reference in the Company Disclosure Memorandum is true, correct and complete, does not omit to state any fact necessary in order to make the statements therein not misleading in any material respect, and shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of the Company under this Article V. The information contained in the Company Disclosure Memorandum shall be deemed to be part of and qualify only those representations and warranties contained in this
Article V which make specific reference to the Company Disclosure Memorandum. All information in each of the documents and other writings furnished to Vail Banks pursuant to this Agreement or the Company Disclosure Memorandum is or will be true, correct and complete in all material respects and does not and will not omit to state any fact necessary in order to make the statements therein not misleading. Company shall promptly provide Vail Banks with written notification of any material event, occurrence or other information necessary to maintain the Company Disclosure Memorandum and all other documents and writings furnished to Vail Banks pursuant to this Agreement as true, correct and complete in all material respects at all times prior to and including the Closing.

         5.2 CORPORATE AND FINANCIAL.

         5.2.1 AUTHORITY. (a) Subject to the approval of various state and federal regulatory authorities and Company shareholder approval, the Company has full power and authority to make, execute and perform this Agreement and to consummate the transactions contemplated hereby and thereby, and no further action is necessary on the part of the Company to authorize its consummation of the transactions contemplated hereby and thereby. Other than such regulatory approvals and Company shareholder approval, no further corporate action is necessary on the part of the Company to consummate the transactions contemplated hereby. This Agreement constitutes the valid and binding obligation of the Company and is enforceable in accordance with its terms, except as limited by the laws affecting creditors' rights generally and by the discretion of courts to compel specific performance.

              (b) Subject to the approval of various state and federal regulators, the execution, delivery and performance of this Agreement and the other transactions contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both, (i) violate any provision of federal or state law applicable to the Company or United Valley Bank, the violation of which could be expected to have a material adverse effect on the business, operations, properties, assets, financial condition or prospects of the Company or United Valley Bank; (ii) violate any provision of the articles of incorporation or charter, as the case may be, or bylaws of the Company or United Valley Bank; (iii) conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement or commitment to which the Company or either of United Valley Bank is a party, which, singly or in the aggregate, could be expected to have a material adverse effect on the business, operations, properties, assets, financial condition or prospects of the Company or United Valley Bank; or (iv) constitute a violation of any order, judgment or decree to which the Company or United Valley Bank is a party, or by which the Company or United Valley Bank or any of their respective assets or properties are bound.

         5.2.2    CORPORATE STATUS.

              (a) THE COMPANY. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has no direct or indirect subsidiaries other than United Valley Bank. The Company has all requisite corporate power and authority and is entitled to own or lease its properties and assets and to carry on its business as and in the places where such properties or assets are now owned, leased or operated and such business is conducted. The Company is duly licensed, qualified or domesticated as a foreign corporation in the jurisdictions listed in Section 5.2.2(a) of the Company Disclosure Memorandum, which are all jurisdictions where the character of the property owned by it or the nature of the business transacted by it make such license, qualification or domestication necessary.

              (b) UNITED VALLEY BANK. United Valley Bank is a bank duly organized, validly existing and in good standing under the laws of the State of Colorado. United Valley Bank has all requisite corporate power and authority and is entitled to own and lease its properties and assets and to carry on its business as and in the places where such properties or assets are now owned, leased or operated and such business is conducted.

         5.2.3    CAPITAL STRUCTURE.

              (a) THE COMPANY. (i) The Company has an authorized capital stock consisting solely of 100,000 shares, $1.00 par value, common stock, of which 45,300 (subject to the exercise of 9,700 options) shares of common stock are issued and outstanding as of the date hereof (a list of the Company Shareholders and the number of shares of Company Stock owned by each is attached hereto as Exhibit B). All of the outstanding capital stock of the Company is duly and validly issued, fully paid and non-assessable and was offered, issued and sold in compliance with all applicable federal and state securities laws. No person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of any shares of capital stock of the Company previously issued. None of the capital stock of the Company has been issued in violation of any preemptive or other rights of its shareholders.

                   (ii) Except as set forth in Section 5.2.3(a)(ii) of the Company Disclosure Memorandum, the Company does not have outstanding any securities which are either by their terms or by contract convertible or exchangeable into capital stock of the Company, or any other securities or debt of the Company, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register, any shares of its capital stock.

                   (iii) Except as set forth in Section 5.2.3(a)(iii) of the Company Disclosure Memorandum, there is no agreement, arrangement or understanding to which the Company is a party restricting or otherwise relating to the transfer of any shares of capital stock of the Company.

                   (iv) All shares of Company Stock or other capital stock, or any other securities or debt, of the Company, which have been purchased or redeemed by the Company have been purchased or redeemed in accordance with all applicable federal, state and local laws, rules, and regulations, including, without limitation, all federal and state securities laws and rules and regulations of any securities exchange or system on which such stock, securities or debt are, or at such time were, traded, and no such purchase or redemption has resulted or will with the giving of notice or lapse of time, or both, result in a default or acceleration of the maturity of, or otherwise modify, any agreement, note, mortgage, bond, security agreement, loan agreement or other contract or commitment of the Company.

              (b) UNITED VALLEY BANK. (i) United Valley Bank has an authorized capital stock consisting solely of 4,000 shares, $100.00 par value, common stock, of which 4,000 shares of common stock are issued and outstanding as of the date hereof and of which the Company owns 4,000 shares, or 100 % of the issued and outstanding common stock. All of the outstanding capital stock of United Valley Bank is duly and validly issued, fully paid and non-assessable and was offered, issued and sold in compliance with all applicable federal and state securities laws. No person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of any shares of capital stock of United Valley Bank previously issued. None of the capital stock of United Valley Bank has been issued in violation of any preemptive or other rights of its shareholders.

                   (ii) United Valley Bank does not have outstanding any securities which are either by their terms or by contract convertible or exchangeable into capital stock of United Valley Bank, or any other securities or debt of United Valley Bank, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock. United Valley Bank is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register, any shares of its capital stock.

                   (iii) There is no agreement, arrangement or understanding to which either United Valley Bank or the Company is a party restricting or otherwise relating to the transfer of any shares of capital stock of United Valley Bank.

                   (iv) All shares of United Valley Bank Common Stock or other capital stock, or any other securities or debt, of United Valley Bank, which have been purchased or redeemed by United Valley Bank have been purchased or redeemed in accordance with all applicable federal, state and local laws, rules, and regulations, including, without limitation, all federal and state securities laws and rules and regulations of any securities exchange or system on which such stock, securities or debt are, or at such time were, traded, and no such purchase or redemption has resulted or will, with the giving of notice or lapse of time, or both, result in a default or acceleration of the maturity of, or otherwise modify, any agreement, note, mortgage, bond, security agreement, loan agreement or other contract or commitment of United Valley Bank.

         5.2.4 CORPORATE RECORDS. The stock records and minute books of the Company and United Valley Bank, as applicable, whether previously or in the future furnished or made available to Vail Banks by the Company and United
Valley Bank, fully and accurately reflect all issuances, transfers and redemptions of the common stock of the Company or United Valley Bank, as applicable, correctly show the record addresses and the number of shares of such stock issued and outstanding on the date hereof held by the shareholders of the Company or United Valley Bank, correctly show all corporate action taken by the directors and shareholders of the Company or United Valley Bank (including actions taken by consent without a meeting), and contain true and correct copies or originals of their respective articles of incorporation or charter, as the case may be, and all amendments thereto, bylaws, as amended and currently in force, and the minutes of all meetings or consent actions of their respective directors and shareholders. No resolutions, regulations or bylaws have been passed, enacted, consented to or adopted by the respective directors or shareholders of the Company or United Valley Bank except those contained in the minute books. All corporate records of the Company and United Valley Bank have been maintained in accordance with all applicable statutory requirements and are complete and accurate.

         5.2.5 TAX RETURNS, TAXES. (a) The Company and United Valley Bank have duly filed or will file when due (i) all required federal and state tax returns and reports, and (ii) all required returns and reports of other governmental units having jurisdiction with respect to taxes imposed upon their respective incomes, properties, revenues, franchises, operations or other assets or taxes imposed which might create a lien or encumbrance on any of such assets or affect adversely their respective businesses or operations. Such returns or reports are, and when filed will be, true, complete and correct, and the Company and United Valley Bank have paid, or will pay with respect to returns or reports related to their respective businesses not yet filed because not yet due, to the extent such taxes or other governmental charges have become due, all taxes and other governmental charges including all applicable interest and penalties, set forth in such returns or reports related to their respective businesses. All federal, state and local taxes and other governmental charges paid or payable by the Company or United Valley Bank have been paid, or have been accrued or reserved on their respective books in accordance with generally accepted accounting principles applied on a basis consistent with prior periods. Adequate reserves for the payment of taxes have been established on the books of the Company and United Valley Bank for all periods through the date hereof, whether or not due and payable and whether or not disputed. Until the Closing Date, the Company and United Valley Bank shall continue to reserve sufficient funds for the payment of expected tax liabilities in accordance with generally accepted accounting principles applied on a basis consistent with prior periods. Neither the Company nor United Valley Bank has received any notice of a tax deficiency or assessment of additional taxes of any kind and, to the knowledge of officers of the Company or United Valley Bank (collectively "Management"), there is no threatened claim against either the Company or United Valley Bank, or any basis for any such claim, for payment of any additional federal, state, local or foreign taxes for any period prior to the date of this Agreement in excess of the accruals or reserves with respect to any such claim shown in the 1999 Financial Statements (as defined below) or disclosed in the notes with respect thereto. There are no waivers or agreements by either the Company or either of the Banks for the extension of time for the assessment of any taxes. The federal income tax returns of the Company or either of the Banks have not been examined by the Internal Revenue Service for any period since calendar year 1997.

              (b)  Except  as set  forth  in  Section  5.2.5(b)  of the  Company
Disclosure Memorandum, proper and accurate amounts have been withheld by the Company and United Valley Bank from their employees for all periods in full and complete compliance with the tax withholding provisions of applicable federal, state and local tax laws, and proper and accurate federal, state and local tax returns have been filed by the Company and United Valley Bank for all periods for which returns were due with respect to withholding, social security and unemployment taxes, and the amounts shown thereon to be due and payable have been paid in full.

         5.2.6 FINANCIAL STATEMENTS. The Company will deliver to Vail Banks contemporaneously with the delivery of the Company Disclosure Memorandum true, correct and complete copies of (i) the unaudited financial statements of the Company for the years ended December 31, 1997, 1998 and 1999, including balance sheets, statements of income, statements of shareholders' equity, statement of cash flows and related notes, (ii) the audited financial statements of United Valley Bank for the years ended December 31, 1997, 1998 and 1999, including balance sheets, statements of income, statements of shareholders' equity, statement of cash flows and related notes (the unaudited financial statements of the Company and the audited financial statements of United Valley Bank for the year ended December 31, 1999 shall be collectively referred to as the "1999 Financial Statements"), (iii) unaudited financial statements of the Company and United Valley Bank for the period ended March 31, 2000, including a balance sheet, statement of income and related notes and (iv) monthly interim unaudited financial statements of each of the Company and United Valley Bank ending at the end of each month prior to Closing and after March 31, 2000. All of such financial statements, except for the interim statements which have been prepared consistently with the audited financial statements of the Company but without footnotes, etc., have been prepared in accordance with generally accepted accounting principles consistently applied and truthfully reflect, in all material aspects, the assets, liabilities and financial condition of the Company and United Valley Bank as of the dates indicated therein and the results of its operations for the respective periods then ended.

         5.2.7 REGULATORY REPORTS. Company will deliver to Vail Banks contemporaneously with the delivery of the Company Disclosure Memorandum for review and inspection all Forms FRY6 filed by the Company with the Board of Governors of the Federal Reserve System (the "Federal Reserve") for the three years ended December 31, 1999 and through the date of this Agreement, together with all other reports filed by the Company or United Valley Bank for the same period with the Division of Banking of the Department of Regulatory Agencies of the State of Colorado (the "Division of Banking"), and other applicable regulatory agencies (collectively, the "Reports"). All of such Reports, as amended, have been prepared in accordance with applicable rules and regulations applied on a basis consistent with prior periods and contain in all material respects all information required to be presented therein in accordance with such rules and regulations.

         5.2.8 ACCOUNTS. Section 5.2.8 of the Company Disclosure Memorandum contains a list of each and every bank and other institution in which the Company or United Valley Bank maintains an account or safety deposit box, the account numbers and the names of all persons who are presently authorized to draw thereon, have access thereto or give instructions regarding distribution of funds or assets therein.

         5.2.9 NOTES AND OBLIGATIONS. (a) Except as set forth in Section 5.2.9(a) of the Company Disclosure Memorandum or as provided for in the loss reserve described in subsection (b) below, all notes receivable or other obligations owned by the Company or United Valley Bank or due to any one of them shown in the 1999 Financial Statements and any such notes receivable and obligations on the date hereof and on the Closing Date are, and will be, genuine, legal, valid and collectible obligations of the respective makers thereof and are not and will not be subject to any offset or counterclaim. Except as set forth in Section 5.2.9(a) of the Company Disclosure Memorandum or in subsection (b) below, all such notes and obligations are evidenced by written agreements, true and correct copies of which will be made available to Vail Banks for examination prior to the Closing Date. All such notes and obligations were entered into by either the Company or United Valley Bank, as the case may be, in the ordinary course of business and in compliance with all applicable laws and regulations.

              (b) United Valley Bank has established a loss reserve in its 1999 Financial Statements and as of the date of this Agreement and will establish a loan loss reserve as of the Closing Date in accordance with formulas and procedures consistent with past practice which is or will be adequate to cover anticipated losses which might result from such items as the insolvency or default of borrowers or obligors on such loans or obligations, defects in the notes or evidences of obligation (including losses of original notes or instruments), offsets or counterclaims properly chargeable to such reserve, or the availability of legal or equitable defenses which might preclude or limit the ability of the Company or United Valley Bank, as the case may be, to enforce the note or obligation, and the representations set forth in subsection (a) above are qualified in their entirety by the aggregate of such loss reserve.

         5.2.10 LIABILITIES. Neither the Company nor United Valley Bank has any debt, liability or obligation of any kind required to be shown pursuant to generally accepted accounting principles on the consolidated balance sheet of the Company, whether accrued, absolute, known or unknown, contingent or otherwise, including, but not limited to, (a) liability or obligation on account of any federal, state or local taxes or penalty, or interest or fines with respect to such taxes, (b) liability arising from or by virtue of the distribution, delivery or other transfer or disposition of goods, personal property or services of any type, kind or variety, (c) unfunded liabilities with respect to any pension, profit sharing or employee stock ownership plan, whether operated by the Company or United Valley Bank or any other entity covering employees of the Company or United Valley Bank, or (d) environmental liability, except (i) those reflected in the 1999 Financial Statements, or (ii) as disclosed in Section 5.2.10 of the Company Disclosure Memorandum. Except as set forth in Section 5.2.10 of the Company Disclosure Memorandum, on the Closing Date, the Company shall have no indebtedness for borrowed money of any nature whatsoever, and United Valley Bank shall have no indebtedness resulting from the borrowing of any funds, property or services; provided, however, that this section 5.2.10 shall not apply to the purchase of Federal Funds in the ordinary course of business.

         5.2.11 ABSENCE OF CHANGES. Except as specifically provided for in this Agreement or specifically set forth in Section 5.2.11 of the Company Disclosure Memorandum, since December 31, 1999:

              (a) there have been no changes in the business, assets, properties, liabilities, results of operations or financial condition of the Company or United Valley Bank, or in any of their respective relationships with customers, employees, lessors or others, other than changes in the ordinary course of business, none of which individually or in the aggregate has had or which Management believes will have a material adverse effect on such businesses, assets, liabilities, results of operations, financial conditions or properties;

              (b) there has been no material damage, destruction or loss to the assets, properties or business of the Company or United Valley Bank, whether or not covered by insurance, which has had or which Management believes may have an adverse effect thereon;

              (c) the businesses of the Company and United Valley Bank have been operated in the ordinary course;

              (d) the properties and assets of the Company and United Valley Bank used in their respective businesses have been maintained in good order, repair and condition, ordinary wear and tear excepted;

              (e) the respective books, accounts and records of the Company and United Valley Bank have been maintained in the usual, regular and ordinary manner;

              (f) except as set forth in the Company Disclosure Memorandum, there has been no increase in the compensation payable or to become payable to any director, executive officer or employee of the Company or United Valley Bank;

              (g) there have been no changes in the articles of incorporation or charter, as the case may be, or bylaws of the Company or either of United Valley Bank;

              (h) there has been no labor dispute, unfair labor practice charge or employment discrimination charge, nor, to the knowledge of Management, any organizational effort by any union, or institution or threatened institution of any effort, complaint or other proceeding in connection therewith, involving the Company or United Valley Bank, or affecting their respective operations;

              (i) there has been no issuance, sale, repurchase, acquisition or redemption by the Company or United Valley Bank of any of their respective capital stock, bonds, notes, debt or other securities or any modification or amendment of the rights of the holders of any outstanding capital stock, bonds, notes, debt or other securities thereof;

              (j) except as set forth in Section 5.2.11(j) of the Company Disclosure Memorandum, there has been no mortgage, lien or other encumbrance or security interest (other than liens for current taxes not yet due or purchase money security interests or pledges to secure public deposits or federal funds purchased arising in the ordinary course of business) created on or in (including without limitation, any deposit for security consisting of) any asset or assets of the Company or United Valley Bank or assumed by any one of them with respect to any of their assets;

              (k) except as disclosed in the 1999 Financial Statements, any interim financial statements or Section 5.2.11(k) of the Company Disclosure Memorandum, there has been no material indebtedness or other liability or obligation (whether absolute, accrued, contingent or otherwise) incurred by the Company or United Valley Bank which would be required to be reflected on a balance sheet of the Company or United Valley Bank prepared as of the date hereof in accordance with generally accepted accounting principles applied on a consistent basis, except as incurred in the ordinary course of business;

              (l) no material obligation or liability of either the Company or United Valley Bank has been discharged or satisfied, other than in the ordinary course of business;

              (m) there have been no material sales, transfers or other dispositions of any asset or assets of either the Company or United Valley Bank, other than sales in the ordinary course of business; and

              (n) there has been no amendment, termination or waiver of any right of either the Company or United Valley Bank under any governmental license, permit or permission which has had or may have an adverse effect on either of their businesses or properties.

         5.2.12  LITIGATION  AND  PROCEEDINGS.  Except as set  forth in  Section
5.2.12 of the Company Disclosure Memorandum, there are no actions, decrees, suits, counterclaims, claims, proceedings or governmental actions or investigations pending or, to the knowledge of Management, threatened against, by or affecting either the Company or United Valley Bank, or any officer, director, employee or agent in such person's capacity as an officer, director, employee or agent of either the Company or United Valley Bank or relating to the business or affairs of either the Company or United Valley Bank, in any court or before any arbitrator or governmental agency, and no judgment, award, order or decree of any nature has been rendered against or with respect thereto by any agency, arbitrator, court, commission or other authority, nor does either the Company or United Valley Bank have any unasserted contingent liabilities which might have an adverse effect on either of their assets or on the operation of their respective businesses or which might prevent or impede the consummation of the transactions contemplated by this Agreement.

         5.3 BUSINESS OPERATIONS.

         5.3.1 CUSTOMERS. Management has no knowledge of any presently existing facts which could reasonably be expected to result in the loss of any material borrower or depositor of United Valley Bank or in the inability of United Valley Bank to collect amounts due therefrom or to return funds deposited thereby, except as set forth in Section 5.3.1 of the Company Disclosure Memorandum.

         5.3.2 PERMITS; COMPLIANCE WITH LAW. (a) The Company and United Valley Bank have all permits, licenses, approvals, authorizations and registrations under all federal, state, local and foreign laws required for them to carry on their respective businesses as presently conducted, and all of such permits, licenses, approvals, authorizations and registrations are in full force and effect, and no suspension or cancellation of any of them is pending or, to the knowledge of Management, threatened.

              (b) The Company and United Valley Bank have complied with all laws, regulations, and orders applicable to them or their businesses. Section 5.3.2(b) of the Company Disclosure Memorandum contains a list of any known violations of such laws, regulations, ordinances or rules by any present officer, director, or employee of the Company or United Valley Bank which occurred since December 31, 1995, and which resulted in any order, proceeding, judgment or decree which would be required to be disclosed pursuant to Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission if the Company or United Valley Bank had been subject to the reporting requirements under the Securities Act or the Exchange Act. No past violation of any such law, regulation, ordinance or rule has occurred which could impair the right or ability of the Company or United Valley Bank to conduct their businesses.

              (c) Except as set forth in Section 5.3.2(c) of the Company Disclosure Memorandum, no notice or warning from any governmental authority with respect to any failure or alleged failure of the Company or United Valley Bank to comply in any respect with any law, regulation or order has been received, nor is any such notice or warning proposed or, to the knowledge of Management, threatened.

         5.3.3 ENVIRONMENTAL. (a) Except as set forth in Section 5.3.3(a) of the Company Disclosure Memorandum, the Company and United Valley Bank:

                   (i) have not caused or permitted, and have no knowledge of, the generation, manufacture, use, or handling or the release or presence of any hazardous substances on, in, under or from any properties or facilities currently owned or leased by the Company or United Valley Bank or adjacent to any properties so owned or leased; and

                   (ii) have complied with, and have kept all records and made all filings required by, applicable federal, state and local laws, regulations, orders, permits and licenses relating to the generation, manufacture, use, handling, release or presence of any hazardous substance on, in, under or from any properties or facilities currently owned or leased by the Company or United Valley Bank.

              (b) Except as set forth in Section 5.3.3(b) of the Company Disclosure Memorandum, neither the Company nor United Valley Bank nor any of their officers, directors, employees or agents, in the course of their employment by the Company or United Valley Bank, has directly or indirectly given advice with respect to, or participated in any respect, directly or indirectly, in, the management or operation of any entity or concern whose business relates in any way to the generation, storage, handling, disposal, transfer, production or processing of hazardous substances, nor has the Company or United Valley Bank foreclosed on any property on which there is a threatened release of any hazardous substances or on which there has been such a release and full remediation has not been completed, or any property on which contained (non-released) hazardous substances or solid wastes are located.

              (c) Except as set forth in Section 5.3.3(c) of the Company Disclosure Memorandum, neither the Company nor United Valley Bank, nor any of their officers, directors, employees, and agents, are aware of, have been told of, or have observed, the presence of any hazardous substance or solid waste on, in, under, or around property on which the Company or United Valley Bank holds a legal or security interest, in violation of, or creating liability under, federal, state or local environmental statutes, regulations, or ordinances.

         5.3.4 INSURANCE. Section 5.3.4 of the Company Disclosure Memorandum contains a complete list and description (including the expiration date, premium amount and coverage thereunder) of all policies of insurance and bonds presently maintained by, or providing coverage for, the Company and United Valley Bank or any of their officers, directors and employees, all of which are, and will be maintained through the Closing Date, in full force and effect, together with a complete list of all pending claims under any of such policies or bonds. All terms, obligations and provisions of each of such policies and bonds have been complied with, all premiums due thereon have been paid, and no notice of cancellation with respect thereto has been received. Except as set forth in
Section 5.3.4 of the Company Disclosure Memorandum, Management believes that such policies and bonds provide adequate coverage to insure the properties and businesses of the Company and United Valley Bank and the activities of their officers, directors and employees against such risks and in such amounts as are prudent and customary. Neither the Company nor United Valley Bank will as of the Closing Date have any liability for premiums or for retrospective premium adjustments for any period prior to the Closing Date. The Company and United Valley Bank have previously made available to Vail Banks a true, correct and complete copy of each insurance policy and bond in effect since January 1, 1997 with respect to the business and affairs of the Company and United Valley Bank.

         5.4 PROPERTIES AND ASSETS.

         5.4.1 CONTRACTS AND COMMITMENTS. Section 5.4.1 of the Company Disclosure Memorandum contains a list identifying and briefly describing all written contracts, purchase orders, agreements, security deeds, guaranties or commitments to which the Company or United Valley Bank is a party, or by which they may be bound, involving the payment or receipt, actual or contingent, of more than $25,000 or having a term or requiring performance over a period of more than ninety (90) days, other than agreements, contracts, security deeds, guaranties or commitments made in the ordinary course of the Company's business and other agreements pursuant to which the Company has received a security interest. Except as set forth in Section 5.4.1 of the Company Disclosure Memorandum, each such contract, agreement, guaranty and commitment of the Company and United Valley Bank is in full force and effect and is valid and enforceable in accordance with its terms (subject to any applicable bankruptcy or creditor laws) and constitutes a legal and binding obligation of the respective parties thereto and is not the subject of any notice of default, termination, partial termination or of any ongoing, pending, completed or threatened investigation, inquiry or other proceeding or action that will give rise to any notice of default, termination or partial termination. The Company and United Valley Bank have complied with the provisions of such contracts, agreements, guaranties and commitments. A true and complete copy of each such document has been made available to Vail Banks for examination.

         5.4.2 LICENSES; INTELLECTUAL PROPERTY. The Company and United Valley Bank have all patents, trademarks, trade names, service marks, copyrights, trade secrets and know-how reasonably necessary to conduct their businesses as presently conducted and, except as described in Section 5.4.2 of the Company Disclosure Memorandum, neither the Company nor United Valley Bank is a party, either as licensor or licensee, to any agreement for any patent, process, trademark, service mark, trade name, copyright, trade secret or other confidential information, and there are no rights of third parties with respect to any trademark, service mark, trade secrets, confidential information, trade name, patent, patent application, copyright, invention, device or process owned or used by the Company or United Valley Bank or presently expected to be used by either of them in the future. All patents, copyrights, trademarks, service marks, trade names, and applications therefor or registrations thereof, owned or used by the Company or United Valley Bank, are listed in Section 5.4.2 of the Company Disclosure Memorandum. The Company and United Valley Bank have complied with all applicable Colorado laws relating to the filing or registration of "fictitious names" or trade names.

         5.4.3 PERSONAL PROPERTY. The Company and United Valley Bank each have good and marketable title to all of their respective personalty, tangible and intangible, reflected in the 1999 Financial Statements (except as since sold or otherwise disposed of by either of them in the ordinary course of business), free and clear of all encumbrances, liens or charges of any kind or character except (i) those referred to in the notes to the 1999 Financial Statements as securing specified liabilities (with respect to which no default exists or, to the knowledge of Management, is claimed to exist), (ii) those described in
Section 5.4.3 of the Company Disclosure Memorandum and (iii) liens for taxes not due and payable.

         5.4.4 LEASES. (a) All leases pursuant to which either the Company or United Valley Bank is lessor or lessee (the "Leases") of any real or personal property are valid and enforceable in accordance with their terms; there is not, under any of such Leases any default or, to the knowledge of Management, any claimed default by the Company or United Valley Bank, as the case may be, or event of default or event which with notice or lapse of time, or both would constitute a default by the Company or United Valley Bank, as the case may be, and in respect of which adequate steps have not been taken to prevent a default on either of their parts from occurring.

              (b) Except as set forth in Section 5.4.4(b) of the Company Disclosure Memorandum, there are no contractual obligations, agreements in principle or present plans for either the Company or United Valley Bank to enter into new leases of real property or to renew or amend existing Leases prior to the Closing Date.

              (c) The copies of the Leases heretofore furnished or made available by the Company and United Valley Bank to Vail Banks are true, correct and complete, and the Leases have not been modified in any respect other than pursuant to amendments, copies of which have been concurrently delivered or made available to Vail Banks, and are in full force and effect in accordance with their terms.

              (d) Except as set forth in Section 5.4.4(d) of the Company Disclosure Memorandum, no rent has been paid in advance and no security deposit has been paid, nor is any brokerage commission payable, by or to the Company or United Valley Bank with respect to any Lease.

         5.4.5 REAL PROPERTY. (a) The Company shall furnish to Vail Banks a title insurance binder on each parcel of real property owned by the Company or United Valley Bank on or prior to April 15, 2000. Vail Banks shall have the right to obtain, at its expense, a Phase One environmental assessment of each parcel of real estate owned by the Company or United Valley Bank. Except as disclosed in Section 5.4.5(a) of the Company Disclosure Memorandum, the Company and United Valley Bank have good and marketable title to the real property reflected in the 1999 Financial Statements (the "Realty"), and the titles to the Realty are covered by title insurance policies providing coverage in the amount of the original purchase price.

              (b) Except as set forth in Section 5.4.5(b) of the Company Disclosure Memorandum, the interests of the Company or United Valley Bank in the Realty and in and under each of the Leases are free and clear of any and all liens and encumbrances except for liens for current taxes not yet due, and are subject to no present claim, contest, dispute, action or, to the knowledge of Management, threatened action at law or in equity.

              (c) The present and (and to the knowledge of the Company) past use and operations of, and improvements upon, the Realty and all real properties leased by the Company and United Valley Bank (the "Leased Properties") are in compliance with all applicable building, fire, zoning and other applicable laws, ordinances and regulations, including the Americans with Disabilities Act, and with all deed restrictions of record, no notice of any violation or alleged violation thereof has been received, and to the knowledge of Management, there are no proposed changes therein that would affect the Realty, the Leased Properties or their uses.

              (d) To the knowledge of Company, Company is not aware of any proposed or pending change in the zoning of, or of any proposed or pending condemnation proceeding with respect to, any of the Realty or the Leased Properties which may adversely affect the Realty or the Leased Properties or the current or currently contemplated use thereof.

              (e) The buildings and structures owned, leased or used by the Company and United Valley Bank are, taken as a whole, in good operating order (except for ordinary wear and tear), usable in the ordinary course of business, and are sufficient and adequate to carry on the businesses and affairs of the Company and United Valley Bank as presently conducted.

         5.5 EMPLOYEES AND BENEFITS.

         5.5.1 COMPENSATION STRUCTURE. Section 5.5.1 of the Company Disclosure Memorandum contains a true and complete list of the names, titles, responsibilities and compensation arrangements of each person whose earned compensation (including without limitation all salary, wages, bonuses and fringe benefits, other than those fringe benefits made available to all employees on a non-discriminatory basis), regardless of whether actually payable in such year, from the Company and United Valley Bank for the current fiscal year will equal or exceed $25,000. Section 5.5.1 of the Company Disclosure Memorandum contains copies of all material written agreements, correspondence (other than outstanding offers of employment to prospective employees whose compensation levels will not exceed $25,000 in cash), memoranda and other written materials currently in effect which have been provided to such employees relating to their compensation.

         5.5.2 DIRECTORS OR OFFICERS OF OTHER CORPORATIONS. Except as set forth in Section 5.5.2 of the Company Disclosure Memorandum, no director, officer, or employee of the Company or United Valley Bank serves, or in the past five years has served, as a director or officer of any other corporation (other than the Company or United Valley Bank) on behalf of or as a designee of the Company or any of its subsidiaries.

         5.5.3 EMPLOYEE BENEFITS. (a) Except as set forth in Section 5.5.3(a) of the Company Disclosure Memorandum, neither the Company nor United Valley Bank has or maintains a pension plan, profit sharing plan, group insurance plan, employee welfare benefit plan (as such term is defined in Section 3(l) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), severance plan, bonus plan, stock option plan or deferred compensation plan for any of its current or former employees.

              (b) Each "employee benefit plan" as defined in Section 3(3) of ERISA, maintained by or on behalf of the Company or United Valley Bank (including any plans which are "multiemployer plans" under Section 3(37)(A) of ERISA ("Multiemployer Plans") and any defined benefit plan (as defined in Section 3(35) of ERISA) terminated by the Company or United Valley Bank within the five plan-years ending immediately before the Closing Date), which covers or covered any employees of the Company, United Valley Bank, or any subsidiary or of any predecessors thereof (each a "Plan"), is listed in Section 5.5.3(b) of the Company Disclosure Memorandum, and copies of all the Plans and Plan trusts (if applicable), Summary Plan Descriptions, Actuarial Reports and valuations (if any), and Annual Reports (and attachments thereto) on Form 5500, 5500-C or 5500-R, as the case may be (if required pursuant to ERISA), for the most recent three years with respect to the Plans, Internal Revenue Service determination letters and any other related documents requested by Vail Banks or its counsel have been, or prior to the Closing Date will be, provided to Vail Banks.

              (c)  Except  as set  forth  in  Section  5.5.3(c)  of the  Company
Disclosure Memorandum, with respect to each Plan: no litigation or administrative or other proceeding is pending or, to the knowledge of Management, threatened; each Plan has been restated or amended so as to comply with all applicable requirements of law, including all applicable requirements of ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder by the Internal Revenue Service and the United States Department of Labor. Neither the Plan nor any trustee, administrator or fiduciary thereof has at any time been involved in any transaction relating to the Plan which would constitute a breach of fiduciary duty under ERISA or a "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, unless such transaction is specifically permitted under Sections 407 or 408 of ERISA, Section 4975 of the Code or a class or administrative exemption issued by the Department of Labor.

              (d) Except as set forth in Section 5.5.3(d) of the Company Disclosure Memorandum, each Plan has been administered in compliance in all material respects with applicable law and the terms of the Plan.

              (e) Except as disclosed in Section 5.5.3(e) of the Company Disclosure Memorandum and except for obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), neither the Company nor United Valley Bank has any obligation to provide, or material liability for, health care, life insurance or other benefits after termination of active employment. As of the Closing Date, the Company and United Valley Bank will have provided adequate reserves, or insurance or qualified trust funds, for all claims incurred through the Closing Date, including adequate reserves to provide for any post-retirement health care, life insurance or other benefits with respect to periods of employment prior to the Closing Date, based on an actuarial valuation satisfactory to the actuaries of the Company and United Valley Bank representing a projection of claims expected to be incurred for such retirees during their period of coverage under such Plan.

              (f) To the knowledge of Management, no fact or circumstance exists which could constitute grounds in the future for the Pension Benefit Guaranty Corporation ("PBGC") (or any successor to the PBGC) to take any action whatsoever under Section 4042 of ERISA in connection with any plan which an Affiliate (as defined below) of the Company maintains within the meaning of
Section 4062 or 4064 of ERISA, and, in either case, PBGC has not previously taken any such action which has, or reasonably might, result in any liability of an Affiliate or the Company to the PBGC, which would have an adverse effect on the business of the Company. The term "Affiliate" for purposes of this Section means any trade or business (whether incorporated or unincorporated) which is a member of a group described in Sections 414(b) or 414(c) of the Code of which the Company is also a member.

              (g) Except as specifically identified in the Company Disclosure Memorandum, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by the Company or United Valley Bank to any person which is an "excess parachute payment" (as defined in Section 280G of the Code), increase or secure (by way of a trust or other vehicle) any benefits payable under any Employee Benefit Plan of Company or United Valley Bank, or accelerate the time of payment or vesting of any such benefit.

              (h) The Company and United Valley Bank shall take such actions with respect to any Plans, and refrain from such actions, as are necessary to maintain the qualifications of each such Plan under Section 401(a) of the Code, and the exemption of the trust maintained for each such Plan under Section 401(a) of the Code. Company and United Valley Bank shall timely make all contributions and other payments to the Plans which they are obligated to make as of the date hereof. Other than contributions or payments declared, required or obligated to be paid to the Plans as of the date hereof, no contribution shall be declared for or paid to any such Plan. Except as required by Applicable Law and contractual commitment existing as of the date hereof and disclosed in
Section 5.5.3(h) of the Company Disclosure Memorandum, no amendment or change to the provisions of any Plan shall be made or adopted prior to Closing, and each of such Plans shall be continued in accordance with its terms.

              (i) Except as disclosed in Section 5.5.3(i) of the Company Disclosure Memorandum, Company or United Valley Bank does not provide and has no obligation to provide benefits, including, without limitation, death, health or medical benefits (whether or not insured) with respect to current or former employees of Company or United Valley Bank beyond their retirement or other termination of service with Company or United Valley Bank other than (i) coverage mandated by Applicable Law, (ii) benefits under any Plan, or (iii) benefits the full cost of which is borne by the current or former employee or beneficiary.

         5.5.4 LABOR-RELATED MATTERS. Neither the Company nor United Valley Bank is, and neither the Company nor United Valley Bank has been, a party to any collective bargaining agreement or agreement of any kind with any union or labor organization or to any agreement with any of its employees which is not terminable at will or upon ninety (90) days notice at the election of, and without cost or penalty to, the Company or United Valley Bank. Except as set forth in Section 5.5.4 of the Company Disclosure Memorandum, neither the Company nor United Valley Bank has received at any time in the past five (5) years, any demand for recognition from any union, and no attempt has been made, or will have been made as of the Closing Date, to organize any of their employees. The Company has complied with all obligations under the National Labor Relations Act, as amended, the Age Discrimination in Employment Act, as amended, and all other federal, state and local labor laws and regulations applicable to employees. To the knowledge of Management, there are no unfair labor practice charges pending or threatened against the Company or United Valley Bank, and there are, and in the past three (3) years there have been, no charges, complaints, claims or proceedings, or slowdowns or strikes pending or threatened against, or involving, as the case may be, the Company or United Valley Bank with respect to any alleged violation of any legal duty (including but not limited to any wage and hour claims, employment discrimination claims or claims arising out of any employment relationship) by the Company or United Valley Bank as to any of their employees or as to any person seeking employment therefrom, and no such violations exist.

         5.5.5 RELATED-PARTY TRANSACTIONS. Except for (a) loans and extensions of credit made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by the Company or United Valley Bank with other persons who are not affiliated with the Company or United Valley Bank, and which do not involve more than the normal risk of repayment or present other unfavorable features, (b) deposits, all of which are on terms and conditions identical to those made available to all customers of United Valley Bank at the time such deposits were entered into, and
(c) transactions specifically described in Section 5.5.5 of the Company Disclosure Memorandum, there are no contracts with or commitments to present or former 5% or greater shareholders, directors, officers, or employees of the Company or United Valley Bank involving the expenditure after December 31, 1997 of more than $60,000 as to any one individual, including with respect to any business directly or indirectly controlled by any such person, or $100,000 for all such contracts or commitments in the aggregate for all such individuals (other than contracts or commitments relating to services to be performed by any officer, director or employee as a currently-employed employee of the Company or United Valley Bank).

         5.6 OTHER MATTERS.

         5.6.1 APPROVALS, CONSENTS AND FILINGS. Except for the approval of the Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC"), the Division of Banking, Company shareholder approval or as set forth in Section
5.6.1 of the Company Disclosure Memorandum, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby or thereby, will (a) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, or (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or United Valley Bank, or any of their respective assets.

         5.6.2 DEFAULT. (a) Except for those consents described in or set forth pursuant to Section 5.6.1 above or as set forth in Section 5.6.2(a) of the Company Disclosure Memorandum, neither the execution of this Agreement nor the consummation of the transactions contemplated herein or therein (i) constitutes a breach of or default under any contract or commitment to which the Company or United Valley Bank is a party or by which the Company or United Valley Bank or their properties or assets are bound, (ii) does or will result in the creation or imposition of any security interest, lien, encumbrance, charge, equity or restriction of any nature whatsoever in favor of any third party upon any assets of the Company or United Valley Bank, or (iii) constitutes an event permitting termination of any agreement or the acceleration of any indebtedness of the Company or United Valley Bank.

              (b) Except as set forth in Section 5.6.2(b) of the Company Disclosure Memorandum, neither the Company nor United Valley Bank is in default under its articles of incorporation or charter, as the case may be, or bylaws or under any term or provision of any security deed, mortgage, indenture or security agreement or of any other material contract or instrument to which the Company or United Valley Bank is a party or by which either of them or any of their property is bound.

         5.6.3 UNITED VALLEY BANK. The Company owns 100% of the equity interests of United Valley Bank, and pursuant to this Agreement, Vail Banks will acquire all of the Company's rights, title and interest in and to such equity interests.

         5.6.4 REPRESENTATIONS AND WARRANTIES. No material representation or warranty contained in this Article V or in any written statement delivered by or at the direction of the Company or United Valley Bank pursuant hereto or in connection with the transactions contemplated hereby contains or shall contain any untrue statement, nor shall such representations and warranties taken as a whole omit any statement necessary in order to make any statement not misleading. Copies of all documents furnished to Vail Banks in connection with this Agreement or pursuant hereto are true, correct and complete as of the date given. If Vail Banks has relied on the Banker's Book supplied by The Wallach Company, Inc., its contents are accurate as of the date of the book.

                                   ARTICLE VI
                                   ----------

                       CONDUCT OF BUSINESS OF THE COMPANY
                       ----------------------------------
                      OR UNITED VALLEY BANK PENDING CLOSING
                      -------------------------------------

         During the period from the date of this Agreement and continuing until the Closing Date, or the earlier termination of this Agreement pursuant to
Article X hereof, the Company agrees (except as expressly contemplated by this Agreement or to the extent that Vail Banks shall otherwise consent in advance in writing) that:

              (a) ORDINARY COURSE. Except in specific contemplation of the transactions contemplated by this Agreement, the Company and United Valley Bank shall carry on their businesses in the usual, regular and ordinary course in the same manner as heretofore conducted, without the creation of any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business), and, to the extent consistent with such businesses, use their best efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with representatives, customers, suppliers, personnel and others having business dealings with the Company and United Valley Bank.

              (b) DIVIDENDS; CHANGES IN STOCK. Except as provided in Section 4.13, the Company shall not and or shall not propose to declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, and neither the Company nor United Valley Bank shall or shall propose to
(i) split, combine or reclassify any of their capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or United Valley Bank, or (ii) repurchase or otherwise acquire any shares of their capital stock (except for the 9,700 options outstanding as of the date of this Agreement).

              (c) ISSUANCE OF SECURITIES. The Company and United Valley Bank shall not sell, issue, authorize or propose the sale or issuance of, or purchase or propose the purchase of, any shares of their capital stock or any class of securities convertible into, or rights, warrants or options to acquire (except for the 9,700 options outstanding as of the date of this Agreement), any such shares, or other convertible securities or enter into any agreement with respect to the foregoing.

              (d) GOVERNING DOCUMENTS; COMPLIANCE WITH LAW. The Company and United Valley Bank shall not amend their articles of incorporation or charter, as the case may be, or bylaws. The Company and United Valley Bank shall each maintain their corporate existence and powers and fully comply with all federal, state and local laws with respect to their operations and the conduct of their businesses.

              (e) NO ACQUISITIONS. The Company and United Valley Bank shall not acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other entity or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to them.

              (f) NO DISPOSITIONS. The Company and United Valley Bank shall not sell, lease or otherwise dispose of any of their assets except for sales, leases and other dispositions in the ordinary course of business consistent with prior practice.

              (g) MAINTENANCE OF PROPERTIES. The Company and United Valley Bank shall maintain their properties and assets in satisfactory condition and repair for the purposes intended, ordinary wear and tear and damage by fire or other casualty excepted.

              (h) BENEFIT PLANS, ETC. The Company and United Valley Bank shall not enter into or amend any bonus, incentive compensation, deferred compensation, profit sharing, retirement, pension, group insurance, stock option, stock purchase or other benefit plan or any union, employment or consulting agreement except as required by law or regulations and shall not accelerate the exercisability of any options (except the 9,700 options outstanding as of the date of this Agreement), warrants or rights to purchase securities of the Company or United Valley Bank pursuant to any benefit plan.

              (i) BOOKS AND RECORDS. The books and records of the Company and United Valley Bank shall be maintained in the usual, regular and ordinary course on a basis consistent with prior years.

              (j) INCREASE IN COMPENSATION. The Company and United Valley Bank shall not grant to any officer, employee or agent any increase in compensation (other than any increase referred to in Section 5.2.11(f) hereof) or in severance or termination pay, or enter into any employment agreement, except as may be required under employment, termination or other agreements in effect on the date of this Agreement and which are described in the Company Disclosure Memorandum.

              (k) PAYMENT OF DEBT. The Company and United Valley Bank shall not pay any claim or discharge or satisfy any lien or encumbrance or pay any obligation or liability other than in the ordinary course of business or as required by the terms of any written instrument evidencing or governing the same, a copy of which has been heretofore made available to Vail Banks.

              (l) OTHER ACTIONS. The Company and United Valley Bank shall not take any action that would or could reasonably be expected to result in any of the representations and warranties of the Company and United Valley Bank set forth in this Agreement becoming untrue at any time on or prior to the Closing Date.

              (m) MAINTENANCE OF INSURANCE. The Company and United Valley Bank shall maintain and keep or cause to be maintained and kept in full force and effect all of the insurance referred to in Section 5.3.4 hereof or other insurance equivalent thereto.

              (n) INVESTMENT PORTFOLIO. The Company and United Valley Bank shall only invest funds of the Company or United Valley Bank in securities of the government of the United States, Repurchase Agreements secured by securities of the government of the United States, federal funds, or deposits insured by the FDIC; provided, however, that no such investment by the Company or United Valley Bank shall have a stated maturity of greater than five (5) years and the various stated maturities of the Company's and United Valley Banks' investments shall be consistent with the stated maturities of the investments held in the ordinary course of the Company's and United Valley Banks' businesses.

              (o) BANKING RELATIONSHIPS. Except for changes in the ordinary course of business, no change will be made in the banking and safe deposit arrangements referred to in Section 5.2.8 hereof.

              (p) NOTICE OF CHANGES. The Company and United Valley Bank shall promptly advise Vail Banks orally and in writing of any change or event having, or which Management of the Company and United Valley Bank believes could have, a material adverse effect on the assets, liabilities, business, operations or financial condition of the Company or United Valley Bank.

                                   ARTICLE VII
                                   -----------

                  REPRESENTATIONS AND WARRANTIES OF VAIL BANKS
                  --------------------------------------------

         To induce the Company to enter into and perform this Agreement, Vail Banks represents, warrants, covenants and agrees as follows, which representations, warranties, covenants and agreements are being made as of the date hereof and shall be deemed to be made again as of the Closing:

         7.1 CORPORATE AND FINANCIAL.

         7.1.1 AUTHORITY. (a) Subject to the approval of various state and federal regulatory authorities, Vail Banks has full power and authority to make, execute and perform this Agreement and to consummate the transaction contemplated hereby and thereby, and no further action is necessary on the part of Vail Banks to authorize its consummation of the transaction contemplated hereby and thereby. Other than such regulatory approvals, no further corporate action is necessary on the part of Vail Banks to consummate the transaction contemplated hereby. This Agreement constitutes the valid and binding obligation of Vail Banks and is enforceable in accordance with its terms, except as limited by the laws affecting creditors' rights generally and by the discretion of courts to compel specific performance.

              (b) Subject to the approval of the various state and federal regulators, the execution, delivery and performance of this Agreement and the transaction contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both, (i) violate any provision of federal or state law applicable to Vail Banks or WestStar, the violation of which could be expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of Vail Banks or WestStar; (ii) violate any provision of the articles of incorporation or charter, as the case may be, or bylaws of Vail Banks or WestStar; (iii) conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement or commitment to which Vail Banks or WestStar is a party, which, singly or in the aggregate, could be expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of Vail Banks or WestStar; or (iv) constitute a violation of any order, judgment or decree to which Vail Banks or WestStar is a party, or by which Vail Banks or WestStar or any of their respective assets or properties are bound.

         7.1.2 CORPORATE STATUS.

              (a) VAIL BANKS. Vail Banks is a corporation duly organized, validly existing and in good standing under the laws of the state of Colorado and has no direct or indirect subsidiaries other than WestStar and Mortgage Associates Vail, Inc. Vail Banks has all requisite corporate power and authority and is entitled to own or lease its properties and assets and to carry on its business as and in the places where such properties or assets are now owned, leased or operated and such business is conducted.

              (b) WESTSTAR. WestStar is a bank duly organized, validly existing and in good standing under the laws of the State of Colorado. WestStar has all requisite corporate power and authority and is entitled to own and lease its properties and assets and to carry on its business as and in the places where such properties or assets are now owned, leased or operated and such business is conducted.

         7.1.3 CAPITAL STRUCTURE.

              (a) VAIL BANKS. Vail Banks has an authorized capital stock consisting of 20,000,000 shares, $1.00 par value, common stock, of which 6,040,608 shares of common stock are issued and outstanding as of the date hereof. Although there are no shares of preferred stock issued and outstanding, the Board of Directors of Vail Banks is authorized to issue preferred stock in one or more series. All of the outstanding capital stock of Vail Banks is duly and validly issued, fully paid and non-assessable and was offered, issued and sold in compliance with all applicable federal and state securities laws. No person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of any shares of capital stock of Vail Banks previously issued. None of the capital stock of Vail Banks has been issued in violation of any preemptive or other rights of its shareholders.

              (b) WESTSTAR. WestStar has an authorized capital stock consisting solely of 130,693 shares, $6.00 par value, common stock, of which 130,693 shares of common stock are issued and outstanding as of the date hereof and of which Vail Banks owns 130,693 shares, or 100% of the issued and outstanding common stock. All of the outstanding capital stock of WestStar is duly and validly issued, fully paid and non-assessable and was offered, issued and sold in compliance with all applicable federal and state securities laws. No person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of any shares of capital stock of WestStar previously issued. None of the capital stock of WestStar has been issued in violation of any preemptive or other rights of its shareholders.

         7.1.4 FINANCIAL STATEMENTS. Vail Banks has delivered to the Company true, correct and complete copies of (i) the audited, consolidated financial statements of Vail Banks and WestStar for the years ended December 31, 1997, 1998 and 1999, including balance sheets, statements of income, statements of shareholders' equity, statements of cash flows and related notes (the audited, consolidated financial statements for the year ended December 31, 1999 being referred to as the "Vail Banks 1999 Financial Statements") and (ii) unaudited, consolidated financial statements of Vail Banks and WestStar for the period ended March 31, 2000, including a balance sheet, statement of income and related notes. In addition, Vail Banks will provide to the Company monthly interim unaudited, consolidated financial statements of Vail Banks and WestStar ending at the end of each month prior to Closing and after March 31, 2000. All of such financial statements, except for the interim statements which have been prepared consistently with the audited financial statements of the Company but without footnotes, etc., have been prepared in accordance with generally accepted accounting principles consistently applied and truthfully reflect the assets, liabilities and financial condition of Vail Banks and WestStar as of the dates indicated therein and the results of its operations for the respective periods then ended.

         7.2 OTHER MATTERS.

         7.2.1 APPROVALS, CONSENTS AND FILINGS. Except for the approval of the Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC") or the Division of Banking, neither the execution and delivery of this Agreement by Vail Banks nor the consummation of the transactions contemplated hereby or thereby, will (a) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, or (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Vail Banks or WestStar, or any of their respective assets.

         7.2.2 DEFAULT. (a) Except for those consents described in or set forth pursuant to Section 7.2.1 above, neither the execution of this Agreement nor the consummation of the transactions contemplated herein (i) constitutes a breach of or default under any contract or commitment to which Vail Banks or WestStar is a party or by which Vail Banks or WestStar or their properties or assets are bound, (ii) does or will result in the creation or imposition of any security interest, lien, encumbrance, charge, equity or restriction of any nature whatsoever in favor of any third party upon any assets of Vail Banks or WestStar, or (iii) constitutes an event permitting termination of any agreement or the acceleration of any indebtedness of Vail Banks or WestStar.

              (b) Neither Vail Banks nor WestStar is in default under its articles of incorporation or charter, as the case may be, or bylaws or under any term or provision of any security deed, mortgage, indenture or security agreement or of any other contract or instrument to which Vail Banks or WestStar is a party or by which either of them or any of their property is bound.

         7.2.3 WESTSTAR. Vail Banks owns 100% of the equity interests of WestStar.

         7.2.4 STATUS OF VAIL COMMON STOCK TO BE ISSUED. The shares of Vail Common Stock into which the shares of Company Stock are to be exchanged pursuant to this Agreement will be, when delivered as specified in this Agreement, validly authorized and issued, fully paid and nonassessable, and registered pursuant to an effective registration statement under the Securities Act of 1933.

         7.2.5 REPRESENTATIONS AND WARRANTIES. No material representation or warranty contained in this Article VII or in any written statement delivered by or at the direction of Vail Banks or WestStar pursuant hereto or in connection with the transactions contemplated hereby contains or shall contain any untrue statement, nor shall such representations and warranties taken as a whole omit any statement necessary in order to make any statement not misleading. Copies of all documents furnished to the Company in connection with this Agreement or pursuant hereto are true, correct and complete.

                                  ARTICLE VIII
                                  ------------

                      CONDUCT OF THE BUSINESS OF VAIL BANKS
                      -------------------------------------
                           OR WESTSTAR PENDING CLOSING
                           ---------------------------

         During the period from the date of this Agreement and continuing until the Closing Date, or the earlier termination of this Agreement pursuant to
Article IX hereof, Vail Banks agrees (except as expressly contemplated by this Agreement or to the extent that the Company shall otherwise consent in advance in writing) that:

         8.1 ORDINARY COURSE. Except in specific contemplation of the transactions contemplated by this Agreement, Vail Banks and WestStar shall carry on their businesses in the usual, regular and ordinary course in the same manner as heretofore conducted.

 PAGE>

         8.2 OTHER ACTIONS. Vail Banks and WestStar shall not take any action that would or could reasonably be expected to result in any of the representations and warranties of Vail Banks and WestStar set forth in this Agreement becoming untrue at any time on or prior to the Closing Date.

         8.3 INDEMNIFICATION

              (a) Following the Closing Date, Vail Banks shall indemnify, defend and hold harmless the present and former directors and officers of the Company and United Valley Bank (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") as incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Closing Date (including without limitation, the transaction contemplated by this Agreement), to the extent that the Company and United Valley bank are currently obligated to indemnify (and advance expenses to) their respective directors and officers under the laws of the State of Colorado, their respective articles of incorporation and by-laws.

              (b) Vail Banks shall indemnify, defend and hold harmless the Company and its stockholders, directors, officers and employees from all Costs, whether arising under the federal or state securities laws or otherwise, which may be asserted against any of them which arise as a result of any alleged act or failure to act, or any alleged statement or omission, of Vail Banks done or made in connection with any registration statement, proxy statement, or any other statement or form filed or required to be filed with the Securities and Exchange Commission or state securities departments, or delivered or required to be delivered to the holders of Company Stock.

              (c) The Company shall indemnify, defend and hold harmless Vail Banks and its stockholders, directors, officers and employees from all Costs, whether arising under the federal or state securities laws or otherwise, which may be asserted against any of them which arise as a result of information provided by the Company to Vail Banks for inclusion in the Registration Statement that contains any untrue statement.

              (d) Any Indemnified Party wishing to claim  indemnification  under
this  Section,   upon  learning  of  any  claim,  action,  suit,  proceeding  or investigation described above, shall promptly notify Vail Banks thereof.

              (e) If Vail Banks or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then in each such case, Vail Banks shall cause proper provision to be made so that the successors and assigns of Vail Banks shall assume the obligations set forth in this Section.

              (f) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

         8.4 ARTICLES OF MERGER. On the Closing Date, Vail Banks shall file with the Secretary of State of the State of Colorado, Articles of Merger in accordance with the provisions of the Colorado Business Corporations Act to effect the transactions contemplated by this Agreement.

                                   ARTICLE IX
                                   ----------

                     CONDITIONS TO OBLIGATIONS OF VAIL BANKS
                     ---------------------------------------

         All of the obligations of Vail Banks under this Agreement are subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by Vail Banks:

         9.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained herein or in any certificate, schedule or other document delivered pursuant to the provisions hereof, or in connection herewith, shall be true in all material respects as of the date when made and, except where otherwise expressly provided herein, shall be deemed to be made again at and as of the Closing Date and shall be true in all material respects at and as of such time, except (i) for those representations and warranties confined to a specific date, which shall be true and correct as of such date, or (ii) as a result of changes or events expressly permitted or contemplated herein.

         9.2 PERFORMANCE OF CONDITIONS AND AGREEMENTS. The Company shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

         9.3  CERTIFICATES,   RESOLUTIONS,   OPINION.  The  Company  shall  have
delivered,  or cause the  Company and United  Valley  Bank to  deliver,  to Vail
Banks:

                  (a) a certificate executed by the President or Chairman of the Company, dated as of the Closing Date, and certifying in such detail as Vail Banks may reasonably request to the fulfillment of the conditions specified in Sections 9.1 and 9.2 hereof;

                  (b) certificates executed by the Secretary of State of the State of Colorado dated not more than thirty (30) business days prior to the Closing Date, of the valid existence of the Company and United Valley Bank, respectively, under the laws of Colorado; and

                  (c) an opinion from counsel of the Company in form and substance reasonably acceptable to Vail Banks and its counsel, dated the Closing Date, covering customary corporate matters.

         9.4 ACCOUNTANTS' LETTER. Vail Banks shall have received a letter from Fortner Baynes Levkulich & Company, P.C., dated the Closing Date, to the effect that: At the request of the Company they have carried out procedures to a specified date not more than five business days prior to the Closing Date, which procedures did not constitute an examination in accordance with generally accepted auditing standards, of the financial statements of the Company, as follows: (a) read the unaudited balance sheets and statements of income of the Company and United Valley Bank from December 31, 1999 through the date of the most recent monthly financial statements available in the ordinary course of business; (b) read the minutes of the meetings of shareholders and Board of Directors of the Company and United Valley Bank from December 31, 1999 to said date not more than five business days prior to the Closing Date; and (c) consulted with certain officers and employees of the Company and United Valley Bank responsible for financial and accounting matters and, based on such procedures, nothing has come to their attention which would cause them to believe that (i) such unaudited interim balance sheets and statements of income are not fairly presented in conformity with generally accepted accounting principles applied on a basis consistent with that of the 1999 Financial Statements, (ii) as of said date not more than five business days prior to the Closing Date the shareholders' equity, long-term debt, reserve for possible loan losses and total assets of the Company, in each case as compared with the amounts shown in the 1999 Financial Statements, are not different except as set forth in such letter, or (iii) for the period from December 31, 1999 to said date not more than five business days prior to the Closing Date, the net interest income, total and per share amounts of consolidated income (before extraordinary items) and net income of the Company, as compared with the corresponding portion of the preceding 12-month period, are not different except as set forth in such letter. The Company's accountants shall provide the Net Worth determination of the Company for the Purchase Price determination and will calculate the Purchase Price as of Closing and for the post-Closing adjustment within twenty (20) days after the Closing.

         9.5 REGULATORY APPROVALS. Vail Banks shall have received from any and all governmental authorities, bodies or agencies having jurisdiction over the transaction contemplated by this Agreement, including, but not limited to, the Federal Reserve, FDIC and the Division of Banking, all such consents, authorizations and approvals as are necessary for the consummation thereof and all applicable waiting or similar periods required by law shall have expired.

         9.6 EMPLOYMENT. All written employment, termination, consulting or similar agreements entered into by the Company or United Valley Bank shall have been effectively terminated with no remaining liabilities, duties or obligations on the part of the Company or United Valley Bank under said agreements.

         9.7 RESIGNATION OF EXECUTIVE OFFICERS AND BOARD OF DIRECTORS. The Boards of Directors and Executive Officers of the Company and United Valley Bank shall have tendered their resignations immediately prior to the Closing.

         9.8 EXERCISE OF OPTIONS. The Company shall have caused the holders of the 9,700 outstanding options as of the date of this Agreement to have exercised such options so that no options remain outstanding as of the Closing Date.

                                    ARTICLE X
                                    ---------

                    CONDITIONS TO OBLIGATIONS OF THE COMPANY
                    ----------------------------------------

         All of the obligations of the Company under this Agreement are subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by the Company:

         10.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of Vail Banks contained herein or in any certificate, schedule or other document delivered pursuant to the provisions hereof, or in connection herewith, shall be true in all material respects as of the date when made and shall be deemed to be made again at and as of the Closing Date and shall be true in all material respects at and as of such time.

         10.2 PERFORMANCE OF AGREEMENTS. Vail Banks shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

         10.3  CERTIFICATES,   RESOLUTIONS,  OPINIONS.  Vail  Banks  shall  have
delivered to the Company:

                  (a) a certificate executed by the President of Vail Banks, dated the Closing Date, certifying in such detail as the Company may reasonably request to the fulfillment of the conditions specified in Sections 10.1 and 10.2 hereof;

                  (b) duly adopted resolutions of the Board of Directors of Vail Banks, certified by the Secretary or an Assistant Secretary thereof, dated the Closing Date, authorizing and approving (i) the execution of this Agreement and the consummation of the transactions contemplated herein and therein in accordance with their respective terms, and (ii) all other necessary and proper corporate action to enable Vail Banks to comply with the terms hereof;

                  (c) an opinion of Kilpatrick Stockton LLP, counsel for Vail Banks in form and substance reasonably acceptable to Company and its counsel, dated the Closing Date.

                  (d) certificates executed by the Secretary of State of the State of Colorado, dated not more than thirty (30) business days prior to the Closing Date, of the valid existence of Vail Banks under the laws of Colorado.

         10.4 REGULATORY APPROVALS. Any and all governmental authorities, bodies or agencies having jurisdiction over the transactions contemplated by this

Agreement, including, but not limited to, the Federal Reserve, the FDIC and the Division of Banking, shall have granted all such consents, authorizations and approvals as are necessary for the consummation thereof, and all applicable waiting or similar periods required by law shall have expired.

         10.5 DELIVERY OF CONSIDERATION BY VAIL BANKS. Vail Banks shall have delivered the Purchase Price pursuant to Article I hereof.

         10.6 SHAREHOLDER APPROVAL. The Merger Agreement shall have been approved by the vote of the holders of at least two-thirds of Company Stock.

                                   ARTICLE XI
                                   ----------

                            WARRANTIES, NOTICES, ETC.
                            -------------------------

         11.1 WARRANTIES. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to Article V or Vail Banks pursuant to Article VII hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties hereunder by the delivering party.

         11.2 SURVIVAL OF REPRESENTATIONS. All representations, warranties, covenants, and agreements made by either party hereto, except as set forth hereafter or specifically stated in this Agreement, shall expire and be of no further force and effect upon the consummation of the transactions contemplated by this Agreement; provided, however, that the covenant with respect to the confidentiality of certain information contained in Section 4.4, the obligations of Haselbush and Sishc in Section 4.11 of this Agreement and the obligations of Vail Banks with regard to the Purchase Price and registration of Vail Common Stock shall survive consummation of this Agreement and the transactions contemplated hereby.

         11.3 NOTICE. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class, certified mail, postage prepaid to each of the parties hereto at the respective addresses set forth below (or at such other address either party may have theretofore notified the other party in writing):

              (a)   To the Company:       Estes Bank Corporation
                                          P.O. Box 2270
                                          363 E. Elkhorn Avenue
                                          Estes Park, Colorado 80517
                                          Attn.:  Jack G. Haselbush

                    With copies to:       Ted R. Sikora II, Esq.
                                          Davis, Graham & Stubbs LLP
                                          Suite 4700
                                          370 Seventeenth Street
                                          Denver, Colorado 80202
                                          Facsimile:  (303) 893-1379

              (b)   To Vail Banks:        Vail Banks, Inc.
                                          108 S. Frontage Road, West
                                          Suite 101
                                          Vail, Colorado 81657
                                          Attn.:  E. B. Chester, Jr.

                    With copies to:       Kilpatrick Stockton LLP
                                          Suite 2800
                                          1100 Peachtree Street
                                          Atlanta, Georgia  30309-4530
                                          Attn.: R. Alexander Bransford, Jr.

         11.4 ENTIRE AGREEMENT. This Agreement supersedes all prior discussions and agreements by and between Vail Banks and the Company with respect to the Merger and the other matters with respect thereto, and this Agreement contains sole and entire agreement between the parties hereto with respect to the transactions contemplated herein.

         11.5 WAIVER; AMENDMENT. Prior to or on the Closing Date, Vail Banks, acting through its Board of Directors, Chairman or President, shall have the right to waive any default in the performance of any term of this Agreement by the Company, to waive or extend the time for the fulfillment by the Company of any and all of their obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Vail Banks under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. Prior to or on the Closing Date, the Company, acting individually or through the Company's Board of Directors or Chairman, shall have the right to waive any default in the performance of any term of this Agreement by Vail Banks, to waive or extend the time for the fulfillment by Vail Banks of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Company under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. This Agreement may be amended by a subsequent writing signed by the parties hereto; provided, however, that the provisions of Sections
9.5 and 10.4 requiring regulatory approval shall not be amended by the parties hereto without such approval.

                                   ARTICLE XII
                                   -----------

                                   TERMINATION
                                   -----------

         12.1 TERMINATION OF AGREEMENT. This Agreement may be terminated only for the following reasons:

         (a) MATERIAL ADVERSE CHANGE OF THE COMPANY OR UNITED VALLEY BANK. By either party, if, after the date hereof, a material adverse change in the financial condition or business of the Company, United Valley Bank, Vail Banks or WestStar, as the case may be, shall have occurred or if the Company, United Valley Bank, Vail Banks or WestStar, as the case may be, shall have suffered a material loss or damage to any of its properties or assets, which change, loss or damage materially affects or impairs the ability of any of the Company, United Valley Bank, Vail Banks or WestStar, as the case may be, to conduct its business.

         (b) COMPANY DISCLOSURE MEMORANDUM. By Vail Banks within ten (10) days after receipt of the Company Disclosure Memorandum.

         (c) NONCOMPLIANCE OF THE COMPANY. By Vail Banks, if the terms, covenants or conditions of this Agreement to be complied with or performed by the Company at or before the Closing shall not have been complied with or performed in all material respects and such noncompliance or non-performance shall not have been waived by Vail Banks.

         (d) NONCOMPLIANCE OF VAIL BANKS. By the Company, if the terms, covenants or conditions of this Agreement to be complied with or performed by Vail Banks at or before the Closing shall not have been complied with or performed in all material respects and such noncompliance or non-performance shall not have been waived by the Company.

         (e) ADVERSE PROCEEDINGS. By either party, if any action, suit or proceeding shall have been instituted or threatened against either party to this Agreement to restrain or prohibit, or to obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated herein, which, in the good faith opinion of such party, makes consummation of the transactions herein contemplated inadvisable.

         (f) TERMINATION DATE. By either party, if the receipt of Regulatory Approvals has not occurred on or before October 1, 2000.

                                  ARTICLE XIII
                                  ------------

                          COUNTERPARTS, HEADINGS, ETC.
                          ----------------------------

         This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The headings herein set out are for convenience of reference only and shall not be deemed a part of this Agreement.

                                   ARTICLE XIV
                                   -----------

                                 BINDING EFFECT
                                 --------------

         This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party without the prior written consent of the others.

                                   ARTICLE XV
                                   ----------

                                  GOVERNING LAW
                                  -------------

         The  validity  and  effect  of  this   Agreement  and  the  rights  and
obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Colorado.

                                   ARTICLE XVI
                                   -----------

                           THIRD PARTIES NOT BENEFITED
                           ---------------------------

         Except as provided herein, nothing contained in this Agreement is intended or shall be deemed to benefit any third party, and no third party shall be entitled to require either party to enforce any right which the party may have under this Agreement or otherwise.



                        [Signatures follow on next page]

         IN WITNESS WHEREOF, Company and Vail Banks have caused this Agreement to be executed by their respective duly authorized corporate officers and their respective corporate seals to be affixed hereto as of the day and year first above written and Haselbush and Sishc have executed this Agreement individually.

                                         ESTES BANK CORPORATION


(CORPORATE SEAL)                         By:  /s/ Jack G. Haselbush
                                            ------------------------------------
                                              Jack G. Haselbush
                                              Secretary and Treasurer

Attest:

 /s/ Bradley D. Sishc
----------------------------
Bradley D. Sishc
Vice President

                                         VAIL BANKS, INC.


(CORPORATE SEAL)                         By:  /s/ E.B. Chester, Jr.
                                            ------------------------------------
                                              E. B. Chester, Jr.
                                              Chairman

Attest:

 /s/ Kirk S. Colburn
----------------------------
Secretary
                                           /s/ Jack G. Haselbush
                                         ---------------------------------------
                                         Jack G. Haselbush, individually


                                          /s/ Bradley D. Sishc
                                         ---------------------------------------
                                         Bradley D. Sishc, individually

                                   APPENDIX B

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-KSB

[X]           Annual Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 1999

[ ]           Transition Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

                        Commission File Number: 000-25081

                                Vail Banks, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

       Colorado                                                  84-1250561
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

108 South Frontage Road West, Vail, Colorado 81657
--------------------------------------------------
(Address of principal executive office) (Zip Code)

Registrant's telephone number, including area code:          (970) 476-2002
                                                             --------------
Securities registered pursuant to Section 12(b) of the Act:  None

Name of exchange on which registered:

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $1.00 par value per share.

     Check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                Yes [X]     No [ ]

     Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.

State issuer's revenues for its most recent fiscal year.  $28,184,000
                                                         -----------
Transitional Small Business Disclosure format.  Yes [ ]     No [X]

     State the aggregate market value of the voting stock held by non-affiliates (which for purposes hereof are all holders other than executive officers and directors): As of March 8, 2000: 6,081,180 shares of common stock $1.00 par value (the "Common Stock"), were issued and outstanding with an aggregate value of $37,242,041 held by non-affiliates (based on market value of $9.28/share) (computed by reference to the average bid and asked price of the Common Stock on March 8, 2000)

     State the number of shares outstanding of each of the issuer's classes of Common Stock as of the latest practicable date: As of March 8, 2000, there were issued and outstanding 6,081,186 shares of Common Stock.

     That portions of the  Registrant's  definitive Proxy Statement for the 2000
Annual  Meeting  of  Stockholders,   to  be  filed  with  the  Commission,   are
incorporated by reference into Part III.

PART I

ITEM 1. BUSINESS.

GENERAL

    Vail Banks, Inc. ("Vail Banks") is a bank holding company headquartered in Vail, Colorado with consolidated assets of $465 million at December 31, 1999. Vail Banks' wholly owned subsidiary, WestStar Bank ("WestStar"), is a Colorado state bank with 25 retail offices located primarily in the western slope region of Colorado. On July 31, 1998, Vail Banks merged with Independent Bankshares, Inc. ("Independent") and WestStar merged with Glenwood Independent Bank ("Glenwood"), expanding its presence into Garfield County, Colorado. In connection with the merger, Vail Banks issued 318,770 shares of its Common Stock and paid $3.8 million in cash to holders of Independent common stock. On December 15, 1998, Vail Banks merged with Telluride Bancorp, Ltd. ("Telluride") and WestStar acquired the capital stock of Telluride's former subsidiaries, Bank of Telluride and Western Colorado Bank (both recently merged into WestStar), expanding its presence into Ouray, San Miguel and Montrose Counties, Colorado. Vail Banks issued 908,913 shares of Common Stock and paid $13.3 million in cash to the holders of Telluride common stock.

    In July 1999, the Division of Banking of the State of Colorado ("CDB") and the Federal Reserve Bank of Kansas City approved the application for the mergers of WestStar and Vail Banks' other subsidiary banks, Western Colorado Bank and Bank of Telluride. The mergers closed August 6, 1999, with WestStar as the surviving entity. The mergers were accounted for under the purchase method of accounting.

   In May 1999, Vail Banks acquired $36.8 million of deposits and the branch office of the Glenwood Springs, Colorado branch of World Savings of Oakland, California. World Savings retained its mortgage loans. The acquisition makes WestStar one of the largest depository institutions in the Glenwood Springs market. Additionally, on November 8, 1999, WestStar entered into an agreement to acquire First Western Mortgage Services, Inc., a Colorado corporation ("First Western"), for consideration that included cash, Vail Banks Common Stock, and installment notes. The acquisition closed on January 1, 2000, and added mortgage brokerage to WestStar's lending services. First Western continues to operate as a wholly-owned subsidiary of WestStar.

WestStar was formed in 1977 as a community bank to serve the local residents and businesses of Vail. In 1993, Vail Banks was formed as a bank holding company for WestStar. Vail Banks has maintained WestStar's position as an institution offering a relatively broad range of convenient banking services, delivered with personalized customer service. WestStar currently has offices in the region of Colorado locally referred to as the "Western Slope," including Summit County (which includes the Breckenridge and Keystone ski resorts), Eagle County (which includes the Vail and Beaver Creek ski resorts), Delta County, Garfield County (which serves the Aspen and Snowmass ski resorts), Montrose County, Ouray County, San Miguel County (which includes the town and ski resort of Telluride), Routt County (which includes the town and ski resort of Steamboat Springs) and offices in Denver. These areas of Colorado are home to a variety of commercial, recreational, entertainment, and cultural enterprises.

The Western Slope has experienced significant growth in recent years, primarily as a result of an expanding market for first and second homes, and summer and winter tourism. As the year-round population of this region has grown, local businesses have prospered by servicing this growth. Consequently, a large concentration of Vail Banks' business is in construction lending and providing banking services for small-to-medium size businesses in its markets. The acquisition of Western Colorado Bank, which was located in a more rural area and thus less dependent on customers involved in the tourism industry than WestStar, has diversified the economic base in which Vail Banks operates. To meet the growing needs of its customers and to prepare for future growth throughout the Western Slope, Vail Banks has developed a stronger infrastructure by (1) expanding its computer technology, (2) entering emerging growth markets by building and staffing new facilities, and (3) centralizing certain administrative, processing, accounting and other operations functions. Although this investment in infrastructure has adversely affected net income since 1994, management believes that the desired infrastructure is now substantially in place to absorb growth in existing markets and to allow for the efficient integration of retail offices in new markets. Management also believes that some of these capital and one-time expenses will be reduced in the future.

   Vail Banks' growth has been designed to maintain customer loyalty through continuity of operations and personnel. Historically, shareholders of entities merged into Vail Banks, who are typically members of the local community, elect to hold ownership stakes in Vail Banks after the merger. Also, local executives and employees of banks and branches merged into Vail Banks are generally interested in and encouraged to continue their employment with Vail Banks. The additions of Bank of Telluride (founded in 1969), Western Colorado Bank (founded in 1950) and Glenwood (founded in 1955) expanded Vail Banks' presence in Western Slope markets, as these were well-established community banks that had significant local sponsorship. Several directors of WestStar, as well as its chief executive officer, have been associated with WestStar for more than ten years. The director of Independent and one of the two directors of Telluride who joined the Board of Vail Banks have also been associated with those banks for more than ten years. James Brenner, who has been with First Western for over 25 years, is continuing to manage the mortgage business as a part of WestStar.

   In this Form 10-KSB, most percentage and dollar amounts have been rounded to aid presentation; as a result, all such figures are approximations. References to such approximations have generally been omitted.

GROWTH STRATEGIES

     Vail Banks intends to enhance and solidify its position as a major provider of community banking services for individuals and small-to-medium size businesses on the Western Slope. As a result of its significant investment in retail offices, technology and administration infrastructure, management believes that Vail Banks' growth, both internally and by merger or acquisition, can be quickly and efficiently integrated.

    Vail Banks believes that it will continue to grow through expansion of its existing market share, de novo establishment of retail offices, and mergers and acquisitions. Vail Banks' loan portfolio increased from $78.7 million to $336.7 million from December 31, 1995 to December 31, 1999, for a compound annual growth rate of 44%. During the same period, Vail Banks opened six de novo branches. Additionally, the First Western acquisition represents the sixth acquisition completed by Vail Banks since January 1, 1997.

   EXPANSION OF MARKET SHARE. Vail Banks intends to continue to increase its overall market share in its markets by solidifying relationships with current customers and attracting new customers who desire a local banking relationship. Management believes that this can be accomplished by (1) evaluating the needs of its existing and potential customers to determine ways to enhance services and products, (2) continuing a focus on training and motivating its associates, (3) providing personalized customer service, and (4) further implementing technological advances to make banking more efficient and convenient.

    DE NOVO ESTABLISHMENT OF RETAIL OFFICES. Vail Banks intends to continue to expand by opening new retail offices. Management believes that initially establishing a small presence in a growing community positions Vail Banks to expand with the community, thereby fostering a local identity with existing businesses and consumers in the community as well as offering new customers an alternative to impersonal, institutional banks.

     MERGERS AND ACQUISITIONS. Vail Banks' merger and acquisition strategy is to increase its market share in its existing markets and to enter attractive new markets by merging with well established community banks. In assessing potential mergers, Vail Banks focuses on credit quality, financial performance, market share, management, location, community demographics, strength of the local economy, potential merger synergies and the terms of the transaction. Management believes that there are a number of community banks that meet Vail Banks' criteria and whose owners may be interested in merging their banks with a community-based organization like Vail Banks. Additionally, management believes that merging with established banks and then methodically integrating their operations into Vail Banks allows Vail Banks to offer its relatively broad range of products and services while maintaining the merged bank's reputation and community ties. Vail Banks' strategy is to streamline operations judiciously, in order to optimize the balance between cost savings and not interrupting the community-based services of the acquired bank.

COMMUNITY BANKING PHILOSOPHY

WestStar is a community bank that provides a relatively broad range of banking products and services to consumers and businesses in all of its retail offices. Retail offices are operated with the goal of offering individualized customer service and providing superior financial services. Many administrative operations, such as data processing, loan administration, account reconciliation and maintenance, accounting, compliance and broad policy decisions are centralized in order to ensure consistency, accuracy and efficiency and to allow retail office personnel to concentrate on providing superior customer service. The managers and associates of each retail office focus on day-to-day customer service, business development and selling. Management of Vail Banks believes that this organizational structure allows retail offices to offer the individualized customer service of a community bank while maximizing the benefits of technological expertise, operating synergies and other cost saving administrative efficiencies.

     Management is committed to investing in its communities. Executive officers and market managers live in the communities served by their retail offices, and Vail Banks encourages board members and bank associates to be actively involved in civic and public service activities in their communities. Additionally, most charitable contribution decisions are made by WestStar's market managers.

HISTORY

    In December 1993, Vail Banks commenced operations by acquiring 100% of the outstanding shares of WestStar, which opened in December 1977. Since that time, Vail Banks has grown through a combination of internal growth, de novo establishment of retail offices and external growth, including the acquisition of community banks. In 1994, WestStar converted from a national bank to a state bank. In January 1994, WestStar opened a retail office in Avon to begin serving that growing community located west of Vail. In June 1995, Vail Banks acquired Snow Bancorp, a bank holding company located in Dillon, and merged its bank subsidiary into WestStar. In 1996, taking advantage of changes to Colorado bank branching laws that permitted subsidiary banks of Colorado bank holding companies to branch into additional locations, WestStar opened retail offices in Frisco and Edwards. In 1997, Vail Banks merged with Cedaredge Financial Services, Inc. ("Cedaredge"), a bank holding company with retail offices in Basalt, Cedaredge, Delta and Montrose that were converted to WestStar retail offices. WestStar's Gypsum, Breckenridge and Eagle retail offices were opened in 1997. The acquisition of Independent added retail offices in Glenwood Springs and New Castle; and the acquisition of Telluride added retail offices in Telluride, Norwood and Montrose. The acquisition of World Savings added another office in Glenwood Springs, and the acquisition of First Western in early 2000 added offices in Eagle-Vail and Steamboat Springs.

SERVICES AND PRODUCTS

    Vail Banks serves the banking needs of its business and consumer customers by providing a relatively broad range of commercial and consumer banking products and services in all of its communities. These products and services include short-term and medium-term loans, revolving credit facilities, inventory and accounts receivable financing, equipment financing, short-term commercial mortgage lending and mortgage brokerage, installment loans, home improvement loans, short-term loans for the purchase or refinancing of principal residences or second homes, personal banking through computer and telephone access, safe deposit box services and various savings accounts, money market accounts, time certificates of deposit and checking accounts, automated teller machines, depository services, and corporate cash management services.

 LENDING. Vail Banks offers loans for business and consumer purposes and focuses its lending activities on individuals and small-to-medium size businesses. Lending activities are funded primarily from core deposits gathered in the local communities. Loan products are concentrated in relatively short-term, variable rate loans, with a majority of the loans at December 31, 1999 having remaining terms of less than two years. Collateral for loans is concentrated in real estate and operating business assets. The mergers with Independent and Telluride brought an expanded focus on consumer lending. The acquisition of First Western added an expanded array of residential mortgage products through its mortgage operations. Vail Banks also participates in many Small Business Administration ("SBA") programs. It has experienced significant growth in its SBA lending division since 1995, and in January 1999 the SBA designated WestStar as one of the top 25 SBA lenders in Colorado during 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition" in Item 6.

     DEPOSITS. Vail Banks offers a relatively broad range of depository products including checking, savings and money market accounts, and certificates of deposit. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. Within ranges set by policies determined on a centralized basis, retail office managers have local authority to determine the type, mix and pricing of the depository products offered to best compete in a retail office's particular marketplace. Additionally, because some of Vail Banks' markets are located in resort areas, deposits tend to peak during the ski season. However, increases in deposits in non-resort markets have reduced the overall impact of such seasonality.

     OTHER SERVICES. WestStar offers its customers the flexibility of monitoring their loan and deposit account activity and conducting some banking transactions 24 hours a day through personal computers from their home or business. Additionally, telephone access allows customers to receive current account balances, deposit status, checks paid, withdrawals made, loan status, loan amounts due and other specifics relating to services provided by WestStar. WestStar has 21 automated teller machines, 15 of which are located at retail offices and six of which are located at remote locations.

ADMINISTRATION OF WESTSTAR

    The retail offices operate through a customer driven organization. Market managers and retail office managers operate with significant customer service-oriented local autonomy, within criteria established by WestStar, to provide financial services, make lending decisions, sell products and present a favorable impression of WestStar to the community in order to attract new customers. Administrative functions that can be centralized have been placed in an operations center in Gypsum.

       At the operation  center,  Vail Banks provides  administrative  services, oversight and support to the retail offices, including data processing, accounting services, investments, credit policy formulation, loan administration, a customer service center, PC banking support and other customer service assistance.

  Management believes that by standardizing products, services and systems, and providing appropriate holding company support, retail office personnel can concentrate on customer service and community relations. Management also believes that continued centralization of services will benefit the individual retail offices by lowering expenses of administration and data processing services, streamlining credit administration and supervision, and facilitating compliance with the requirements of increasingly complex banking regulations. Ultimately, such standardization and centralization is intended to contribute to Vail Banks' acquisition strategy by improving the results of operations of acquired banks and retail offices. Vail Banks believes that autonomy at the retail office level allows its banking subsidiary to better serve customers in their respective communities, and thus enhances business opportunities and operations. This structure also has served in the past to ease the integration of banks acquired by Vail Banks because it allows Vail Banks to maintain customer familiarity (by maintaining existing management and retail office culture), while at the same time transitioning new retail offices to Vail Banks' policies and procedures.

TECHNOLOGY

    Vail Banks' use of advanced technology enables it to offer customers fast, efficient services and connects all of Vail Banks' financial service representatives with on-line access to information concerning all customer account data. Additionally, advanced hardware and software has been installed that allows images (or photographs) to be taken of all items (checks, deposit tickets and payments). Once processed, the images of checks and deposit tickets are simultaneously associated with the appropriate customer's account, where they are stored and retrieved to be printed with customer statements. The imaging system also will allow, via a data network, instant access at all retail offices to loan files, customer signature cards and other data that is available currently only at the originating retail office. Vail Banks believes that its technology platform is among the most advanced for banks of Vail Banks' size in Colorado and provides Vail Banks with the resources to continue to offer leading-edge services to customers. Vail Banks believes the integrity of client information is well protected by its data security system and its off-site disaster back-up storage facilities.

COMPETITION

   The banking business is highly competitive, and the profitability of Vail Banks depends principally upon Vail Banks' ability to compete in its markets. The financial services industry is currently highly fragmented, but consolidation in the industry continues to reduce the number of independent banks. Vail Banks competes with other commercial banks, savings institutions, credit unions, finance companies, brokerage and investment banking firms, insurance companies, asset-based lenders and certain other nonfinancial institutions, including retail stores that offer credit programs and governmental organizations which offer financing programs. Many competitors of Vail Banks have much greater financial resources, greater name recognition and more offices than Vail Banks. Some of these entities and institutions are not subject to the same regulatory restrictions as Vail Banks. Vail Banks believes it has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers.

Congress has enacted legislation allowing full nationwide interstate banking and branching. Additionally, Colorado law permits interstate branching (the acquisition of a bank in Colorado by an out-of-state bank without the requirement of maintaining a Colorado banking charter). These laws may lead to increased competition from out-of-state banks in Vail Banks' markets. See "Supervision and Regulation" in this Item 1.

    Management believes that WestStar will continue to compete successfully in its communities. Vail Banks believes its competitive strengths include its reputation for developing and continuing banking relationships, responsiveness to customer needs and individualized customer service, and skilled, resourceful personnel. Management believes that large, institutional banks cannot or are unwilling to offer a high level of individualized customer service, and that Vail Banks' customers and potential customers choose to bank with Vail Banks to take advantage of this attention while also receiving products and services at competitive prices. The factors affecting competition include banking and financial services provided, customer service and responsiveness, customer convenience and office location. Vail Banks further believes that the community commitment and involvement of its personnel and its commitment to providing quality financial services are factors that should allow it to continue to maintain and improve its competitive position.

Vail Banks also faces competition in acquiring financial institutions. Colorado has recently experienced a significant consolidation of its banking industry, and many large holding companies with greater resources than Vail Banks (including several out-of-state holding companies) are actively pursuing acquisitions in Colorado. This competition affects the acquisition opportunities for Vail Banks and can affect the cost of such acquisitions.

ASSOCIATES

As of March 1, 2000 Vail Banks, WestStar and First Western employed approximately 227 persons, 224 on a full-time basis and 3 on a part-time basis. Neither Vail Banks nor WestStar is a party to any collective bargaining agreement, and Vail Banks believes that its employee relations are good.

 SELECTED FINANCIAL DATA

The selected historical data set forth below should be read in conjunction with "General," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto and other financial data contained elsewhere in this Annual Report on Form 10-KSB.

(Dollars in thousands, except for share data)


EARNINGS                                                  1999          1998         1997
                                                       ----------   ----------   ----------
Net interest income                                    $   24,214       13,574        9,508
Provision for loan losses                                     455           --          232
Non-interest income                                         3,970        2,388        1,273
Non-interest expense                                       19,832       13,048        9,787
Net income                                                  4,856        1,959          474
Cash earnings (1)                                           5,840        2,256          607
                                                       ----------   ----------   ----------
PER SHARE DATA

Basic earnings                                               0.80         0.47         0.23
Basic cash earnings (1)                                $     0.97         0.58         0.29
Diluted earnings                                             0.80         0.47         0.23
Diluted cash earnings (1)                                    0.96         0.58         0.29
Book value per common share at year end                      9.68         9.00         5.91
Tangible book value per common share at year end             5.69         5.20         4.07
Closing market price                                         9.88        12.19         N/A
                                                       ----------   ----------   ----------
AT YEAR END

Total assets                                           $  464,962      439,123      231,191
Earning assets                                            373,526      353,031      191,708
Loans                                                     336,735      269,191      154,913
Allowance for loan losses                                   2,739        2,590        1,364
Non-interest bearing deposits                              86,991       91,510       56,929
Total deposits                                            372,742      377,572      206,215
Shareholders' equity                                       58,727       54,377       17,868
Shares outstanding                                      6,069,370    6,040,608    2,250,980
                                                       ----------   ----------   ----------
AVERAGE BALANCES

Total assets                                           $  443,014      261,604      162,028
Earning assets                                            359,552      218,687      140,837
Loans                                                     301,052      170,667      115,179
Non-interest bearing deposits                              86,377       56,392       40,955
Total deposits                                            374,825      235,201      145,480
Shareholders' equity                                       56,318       22,301       12,783
Shares outstanding:
           Basic                                        6,040,618    2,691,987    2,100,423
           Diluted                                      6,091,635    3,361,560    2,153,653
                                                       ----------   ----------   ----------
PERFORMANCE

Return on assets                                             1.10%        0.75%        0.29%
Return on equity                                             8.62         8.78         3.71
Net interest margin (2),(3)                                  6.78         6.31         6.77
Efficiency ratio (1)                                           67           80           90
Loan to deposit ratio (at year end)                            90           71           75
                                                       ----------   ----------   ----------
ASSET QUALITY (at year end)

Net charge-offs to average loans                             0.10%        0.07%        0.03%
Allowance for loan losses to loans                           0.81         0.96         0.88
Allowance for loan losses to non-performing loans (4)      148.62       804.35      1002.94
Non-performing assets to loan-related assets (5),(6)         0.63         0.27         0.09
Risk assets to loan-related assets (6),(7)                   0.64         0.67         0.14
                                                       ----------   ----------   ----------
CAPITAL (at year end)

Equity to assets                                            12.63%       12.38%        7.73%
Tangible equity to assets                                    7.43         7.15         5.93
Leverage ratio                                               8.14         7.69         7.33
Risk-based capital ratios:
                  Tier 1                                    10.76        11.42         8.26
                  Total                                     11.59        12.34        10.15
                                                       ----------   ----------   ----------

(1) Cash earnings and selected financial ratios are based on income that excludes amortization of intangible assets.

(2) Expenses associated with the mandatorily convertible debentures of $141 and $13 in 1998 and 1997, respectively, are not reflected in interest expense in calculating the margin as the debentures were converted to common stock in connection with the December 1998 Initial Public Offering.

(3)  Net interest margin is reported on a fully taxable equivalent basis.

(4) Non-performing loans consist of nonaccrual and restructured loans that are in noncompliance with their revised terms.

(5) Non-performing assets consist of non-performing loans and foreclosed properties.

(6)  Loan related assets consist of total loans and foreclosed properties.

(7) Risk assets consist of non-performing assets and loans 90 days or more past due but continuing to accrue interest.

CERTAIN FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

This Annual Report on form 10-KSB contains certain forward-looking statements (as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")) concerning Vail Banks' mergers, operations, performance and financial condition, including, in particular, the likelihood of Vail Banks' success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties, many of which are beyond the control of Vail Banks. Consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth below.

RISKS INVOLVED IN MERGER AND ACQUISITION STRATEGY

Vail Banks believes that a portion of its growth will come from mergers with and acquisitions of banks and other financial institutions. Vail Banks merged with Telluride (the "Telluride merger") in December 1998. It merged with Independent (the "Independent merger") in July 1998. Mergers and acquisitions involve risk of (1) changes in results of operations, (2) unforeseen liabilities relating to the merged institutions, (3) asset quality problems of the merged entity and (4) other conditions not within the control of Vail Banks. Such other conditions include adverse personnel relations, loss of customers because of change of identity, deterioration in local economic conditions and other risks affecting the merged institutions.

Vail Banks cannot assure that any acquisition or merger that it completes will enhance its business or results of operations. Mergers or acquisitions may have an adverse effect upon Vail Banks' results of operations, particularly during periods in which the mergers or acquisitions are being integrated into Vail Banks' operations. Vail Banks must compete with a variety of individuals and institutions for suitable merger and acquisition candidates. This competition includes bank holding companies with greater resources than Vail Banks. Furthermore, merger and acquisition candidates may not be available or available on terms favorable to Vail Banks. Such competition could affect Vail Banks' ability to pursue mergers and acquisitions.

In addition, as a result of the growth from mergers, Vail Banks' management must successfully integrate the operations of merged institutions. Vail Banks must
(1) consolidate data processing operations,  (2) combine employee benefit plans,
(3) integrate deposit and lending products, (4) develop unified marketing plans and (5) consolidate other related areas. Vail Banks will incur additional expenses to accomplish these goals. These expenditures could negatively impact Vail Banks' net income. Completion of these tasks could divert management's attention from other important issues. In addition, the process of merging and acquiring banks and other financial institutions could have a material adverse effect on the operation of their businesses. These effects could have an adverse impact on combined operations. Vail Banks may also incur additional unexpected costs in connection with the integration of merged and acquired banks, which could negatively impact Vail Banks' net income.

NEED FOR ADDITIONAL FINANCING

Vail Banks' ability to merge with and acquire financial institutions may depend on its ability to obtain additional debt or equity funding. Vail Banks cannot assure that it will be successful in consummating any future financing transactions. Factors which could affect Vail Banks' access to the capital markets, or the costs of such capital, include (1) changes in interest rates,
(2) general economic conditions and the perception in the capital markets of Vail Banks' business, (3) results of operations, (4) leverage, (5) financial condition and (6) business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Vail Banks' control. Borrowing restrictions contained in certain regulations which apply to Vail Banks and its subsidiary may also have an effect on Vail Banks' ability to obtain additional financing. Vail Banks' future credit facilities may significantly restrict its ability to incur additional indebtedness. Vail Banks' ability to repay any then outstanding indebtedness at maturity may depend on its ability to refinance such indebtedness. Its ability to refinance could be adversely affected if Vail Banks is not able to sell additional debt or equity securities on terms reasonably satisfactory to Vail Banks.

LOCAL ECONOMIC CONDITIONS

The success of Vail Banks depends to a great extent upon general economic conditions in the communities it serves. Vail Banks primarily operates on the Western Slope. Some parts of the Western Slope are largely dependent on seasonal tourism that particularly affects small-to-medium size businesses. These businesses are a significant portion of Vail Banks' customers. The seasonality of Vail Banks' business in those areas results in fluctuations in deposit and credit needs. Deposits tend to peak during the ski season. In addition, a decline in the economy of these areas could have a material adverse effect on Vail Banks' business. A decline could affect (1) the demand for new loans, (2) refinancing activity, (3) the ability of borrowers to repay outstanding loans and (4) the value of loan collateral. A decline could also adversely affect asset quality and net income. See "Business--General" in this Item 1.

DEPENDENCE UPON KEY PERSONNEL

The continued success of Vail Banks substantially depends upon the efforts of the directors and executive officers of Vail Banks. Vail Banks particularly depends on E.B. Chester, Jr. and Lisa M. Dillon. The success of Vail Banks depends in large part on the retention of present key management personnel. It also depends on Vail Banks' ability to hire and retain additional qualified personnel in the future. Neither Mr. Chester nor Ms. Dillon has entered into employment agreements with Vail Banks. Vail Banks does not maintain key-person life insurance coverage on either of them.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Vail Banks' Articles of Incorporation and Bylaws contain certain provisions that may delay, discourage or prevent an attempted acquisition or change in control of Vail Banks. These provisions include (1) a Board of Directors classified into three classes of directors with the directors of each class having staggered, three-year terms and providing for the removal of directors only for cause, and (2) noncumulative voting for directors. Vail Banks' Articles of Incorporation authorize the Board of Directors of Vail Banks to issue shares of preferred stock of Vail Banks without shareholder approval. The preferred stock may be issued upon any terms that the Board of Directors may determine. The issuance of preferred stock may provide desirable flexibility in connection with possible mergers, acquisitions, financings and be used for other corporate purposes. However, the preferred stock makes it more difficult for a third party to acquire, or discourage a third party from acquiring, a controlling interest in Vail Banks.

GOVERNMENT REGULATION

The banking industry is regulated by federal and state regulatory authorities. The Federal Reserve and the CDB supervise and regularly examine Vail Banks and WestStar. Federal and state banking law regulates and limits Vail Banks' credit extensions, securities purchases, dividend payments, acquisitions, branching and many other aspects of the banking business. Banking laws are designed primarily to protect depositors and customers, not investors. These laws include, among other things, (1) minimum capital requirements, (2) limitations on products and services offered, (3) geographical limits, (4) consumer credit regulations, (5) community investment requirements and (6) restrictions on transactions with affiliated parties.

Financial institution regulation has been the subject of significant legislation in recent years. This regulation may be the subject of further significant legislation in the future. Vail Banks has no control over changes in regulation. Regulations substantially affect the business and financial results of all financial institutions and holding companies, including Vail Banks and WestStar. Vail Banks cannot predict the impact of changes in such regulations on Vail Banks' business and profitability. Changes in regulation could adversely affect Vail Banks' financial condition and results of operations. See "Supervision and Regulation" in this Item 1.

COMPETITION

The banking business is highly competitive. The profitability of Vail Banks depends principally upon its ability to compete in its market areas. Vail Banks competes with other commercial banks, savings institutions, credit unions, finance companies, brokerage and investment banking firms, insurance companies, asset-based lenders and certain other nonfinancial institutions, including retail stores which offer credit programs and governmental organizations that offer financing programs. Many competitors may have greater financial and other resources than Vail Banks. Vail Banks has been able to compete effectively with other financial institutions by (1) emphasizing customer service, technology and local office decision-making, (2) establishing long-term customer relationships and building customer loyalty, and (3) providing products and services designed to address the specific needs of its customers. Vail Banks may not be able to continue to compete effectively in the future. Further, changes in government regulation of banking, particularly recent legislation which removes restrictions on interstate banking and permits interstate branching, are likely to increase competition by out-of-state banking organizations or by other financial institutions in Vail Banks' market areas. See "Business--Competition" in this Item 1.

CONTROL BY MANAGEMENT

The directors and executive officers of Vail Banks beneficially own approximately 35% of the outstanding Common Stock. Furthermore, E. B. Chester, Jr., Chairman of Vail Banks, beneficially owns approximately 20% of the outstanding Common Stock. Accordingly, these persons will have substantial influence over the business, policies and affairs of Vail Banks, including the ability to potentially control the election of directors and other matters requiring shareholder approval by simple majority vote.

INTEREST RATE RISK

Vail Banks' earnings depend to a great extent on its net interest income. Net interest income is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. The net interest margin is highly sensitive to many factors that are beyond Vail Banks' control. These factors include general economic conditions and the policies of various governmental and regulatory authorities. Changes in the discount rate or targeted federal funds rate by the Federal Reserve usually lead to general changes in interest rates. These interest rate shifts affect Vail Banks' interest income, interest expense and investment portfolio. Also, governmental policies, such as the creation of a tax deduction for individual retirement accounts, can increase savings and affect the cost of funds. From time to time, the interest rate structures of earning assets and liabilities may not be balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of Vail Banks. Vail Banks cannot predict the nature, timing and effect of any future changes in federal monetary and fiscal policies.

YEAR 2000 COMPLIANCE

Vail Banks did not experience any material disruptions in its or its subsidiary's operations or activities as a result of the so-called "Year 2000" problem. In addition, Vail Banks or its subsidiary did not incur material expenses in correcting perceived or suspected Year 2000 problems. Furthermore, Vail Banks is not aware that any of its suppliers or customers have experienced any material disruptions in their operations or activities due to Year 2000 problems. Vail Banks does not expect to encounter any such problems in the foreseeable future, although it continues to monitor its computer operations for signs or indications of such problems.

It is possible, however, that Year 2000 problems could still disrupt Vail Banks' or its subsidiary's operations and the systems of other companies upon which their systems rely. If Vail Banks' or its subsidiary's systems or the systems of their customers, product vendors, utility vendors, and suppliers experience unforeseen Year 2000 problems in the future, such problems may negatively impact Vail Banks' systems, operations and financial performance.

SUPERVISION AND REGULATION

The following discussion of statutes and regulations affecting bank holding companies and banks is a summary thereof and is qualified in its entirety by reference to such statutes and regulations.

GENERAL. Vail Banks is a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "Act"). Vail Banks is required to file financial information with the Federal Reserve periodically and is subject to periodic examination by the Federal Reserve.

The Act requires every bank holding company to obtain the Federal Reserve's prior approval before (1) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (2) it or any of its non-bank subsidiaries may acquire all or substantially all of the assets of a bank; and (3) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities listed in the Act or found by the Federal Reserve, by order or regulation, to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking include:

     o    making or servicing loans and certain types of leases;

     o    performing certain data processing services;

     o    acting as fiduciary or investment or financial advisor;

     o    providing brokerage services;

     o    underwriting bank eligible securities;

     o underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and

     o making investments in corporations or projects designed primarily to promote community welfare.

Although, the activities of bank holding companies have traditionally been limited to the business of banking and activities closely related or incidental to banking, as discussed above, on November 12, 1999 the Gramm-Leach-Bliley Act was signed into law which will, effective March 11, 2000, relax the previous limitations and permit bank holding companies to engage in a broader range of financial activities. Specifically, bank holding companies may elect to become financial holding companies which may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. Among the activities that will be deemed "financial in nature" include:

     o    lending,   exchanging,   transferring,   investing   for   others   or
          safeguarding money or securities;

     o insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker with respect thereto;

     o    providing  financial,   investment,  or  economic  advisory  services,
          including advising an investment company;

     o issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly; and

     o    underwriting, dealing in or making a market in securities.

A bank holding company may become a financial holding company under the new statute only if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. A bank holding company that falls out of compliance with such requirement may be required to cease engaging in certain activities. Any bank holding company which does not elect to become a financial holding company remains subject to the current restrictions of the Bank Holding Company Act.

Under the new legislation, the Federal Reserve Board serves as the primary "umbrella" regulator of financial holding companies with supervisory authority over each parent company and limited authority over its subsidiaries. The primary regulator of each subsidiary of a financial holding company will depend on the type of activity conducted by the subsidiary. For example, broker-dealer subsidiaries will be regulated largely by securities regulators and insurance subsidiaries will be regulated largely by insurance authorities.

Implementing regulations under the Gramm-Leach-Bliley Act have not yet been promulgated and Vail Banks cannot predict the full impact of the new legislation and has not yet determined whether it will ever elect to become a financial holding company.

Vail Banks must also register with the CDB and file periodic information with the CDB. As part of such registration, the CDB requires information with respect to, among other matters, the financial condition, operations, management and intercompany relationships of Vail Banks and its subsidiary. The CDB may also require such other information as is necessary to ascertain whether the provisions of Colorado law and the regulations and orders issued thereunder by the CDB have been complied with, and the CDB may examine Vail Banks and its subsidiary.

Vail Banks is an "affiliate" of its banking subsidiary under the Federal Reserve Act, which imposes certain restrictions on (1) loans by WestStar to Vail Banks,
(2) investments in the stock or securities of Vail Banks by its banking subsidiary, (3) its banking subsidiary's taking the stock or securities of an "affiliate" as collateral for loans by it to a borrower and (4) the purchase of assets from Vail Banks by its banking subsidiary. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

WestStar is a member of the Federal Reserve Bank of Kansas City and is subject to the supervision of and is regularly examined by the Federal Reserve. Furthermore, WestStar, as a state banking association organized under Colorado law, is subject to the supervision of, and is regularly examined by the CDB. Both the Federal Reserve and the CDB must grant prior approval of any merger, consolidation or other corporation reorganization involving WestStar. A bank can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly-controlled institution.

PAYMENT OF DIVIDENDS. Vail Banks is a legal entity separate and distinct from its banking subsidiary. Most of the revenues of Vail Banks result from dividends paid to it by its banking subsidiary. There are statutory and regulatory requirements applicable to the payment of dividends by Vail Bank's banking subsidiary, as well as by Vail Banks to its shareholders.

WestStar is a state chartered bank regulated by the CDB and the Federal Reserve. Under the regulations of the CDB and the Federal Reserve, approval of the regulators will be required if the total of all dividends declared by such state bank in any calendar year shall exceed the total of its net profits of that year combined with its retained net profits of the preceding two years, less any required transfers to a fund for the retirement of any preferred stock.

The payment of dividends by Vail Banks and WestStar may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of a bank's total capital in relation to its assets. Capital adequacy considerations could further limit the availability of dividends. At December 31, 1999, net assets available from WestStar to pay dividends without prior approval from regulatory authorities totaled $5.6 million.

MONETARY POLICY. The results of operations of WestStar are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Vail Banks' banking subsidiary.

CAPITAL ADEQUACY. The Federal Reserve and the FDIC have implemented substantially identical risk-based rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures as adjusted for credit risk. To be considered "adequately capitalized," banks and bank holding companies are required to have (i) a minimum level of total capital (as defined) to risk-weighted assets of 8%; (ii) a minimum Tier 1 capital (as defined) to risk-weighted assets of 4%; and (iii) a minimum shareholders' equity to risk-weighted assets of 4%. In addition, the Federal Reserve and the FDIC have established a minimum 3% leverage ratio (Tier 1 capital to average assets) for the most highly-rated banks and bank holding companies. "Tier 1 capital" generally consists of common equity not including unrecognized gains and losses on securities, minority interests in equity accounts of consolidated subsidiaries and certain perpetual preferred stock less certain intangibles. The Federal Reserve and the FDIC will require a bank holding company and a bank, respectively, to maintain a leverage ratio greater than 3% if either is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve and the FDIC use the leverage ratio in tandem with the risk-based ratio to assess the capital adequacy of banks and bank holding companies. The FDIC and the Federal Reserve have amended, effective January 1, 1997, the capital adequacy standards to provide for the consideration of interest rate risk in the overall determination of a bank's capital ratio, requiring banks with greater interest rate risk to maintain greater capital for the risk.

In addition, Section 38 of the Federal Deposit Insurance Act implemented the prompt corrective action provisions that Congress enacted as a part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "1991 Act"). The "prompt corrective action" provisions set forth five regulatory zones in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser capital ratios.

The FDIC and the Federal Reserve have adopted regulations implementing the prompt corrective action provisions of the 1991 Act, which place financial institutions in the following five categories based upon capitalization ratios
(i) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a leverage ratio of at least 5%; (ii) an "adequately capitalized" institution has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a leverage ratio of at least 4%; (iii) an "undercapitalized" institution has a total risk-based capital ratio of under 8%, a Tier 1 capital risk-based ratio of under 4% or a leverage ratio of under 4%; (iv) a "significantly undercapitalized" institution has a total risk-based capital ratio of under 6%, a Tier 1 risk-based ratio of under 3% or a leverage ratio of under 3%; and (v) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The Federal Reserve regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

Under the Federal Reserve's regulations, Vail Banks exceeded "well capitalized" minimum requirements at December 31, 1999, with Tier 1 and total risk-based capital ratios of 10.8% and 11.6%, respectively, and a leverage ratio of 8.1%.

RECENT DEVELOPMENTS.

On November 12, 1999, President Clinton signed the Gramm-Leach-Bliley Act, a very significant piece of legislation intended to modernize the financial services industry. The bill repeals the anti-affiliation provisions of the 1933 Glass-Steagall Act to allow for the merger of banking and securities organizations and permits banking organizations to engage in insurance activities including insurance underwriting. The bill also allows bank holding companies to engage in financial activities that are "financial in nature or complementary to a financial activity." The act lists the expanded areas that are financial in nature and includes insurance and securities underwriting and merchant banking among others. The bill also:

     o prohibits non-financial entities from acquiring or establishing a thrift while grandfathering existing thrifts owned by non-financial entities.

     o establishes state regulators as the appropriate functional regulators for insurance activities but provides that state regulators cannot "prevent or significantly interfere" with affiliations between banks and insurance firms.

     o contains provisions designed to protect consumer privacy. The bill requires financial institutions to disclose their policy for collecting and protecting confidential information and allows consumers to "opt out" of information sharing except with unaffiliated third parties who market the institutions' own products and services or pursuant to joint agreements between two or more financial institutions.

     o provides for functional regulation of a bank's securities activities by the Securities and Exchange Commission.

Various portions of the bill have different effective dates, ranging from immediately to more than a year for implementation.

EXECUTIVE OFFICERS OF VAIL BANKS

Certain information regarding the executive officers of the Company is set forth in the following table and paragraphs.


NAME                  AGE    POSITION
----                  ---    --------

E.B. Chester, Jr.     57     Chairman of the Board
Lisa M. Dillon        46     President and Chief Executive Officer

      Mr. Chester, who formed Vail Banks through a series of acquisitions, has served as Chairman of the Board of Directors of Vail Banks since 1993 and the Chairman of the Board of Directors of WestStar since 1989. Mr. Chester is also currently Manager of King Creek Ranch LLC, a ranching business. From 1986 to 1997, Mr. Chester served as the Chief Executive Officer of First Carolina Cable TV, LP, a cable television company, and from 1987 to 1997 served as the Chief Executive Officer of the corporate general partner of Outdoor East, LP, an outdoor advertising firm.

      Ms. Dillon has served as the President and Chief Executive Officer and director of Vail Banks since 1993. Ms. Dillon, who started her career with WestStar in 1979, also has served as President of WestStar from 1989 to 1999 and Chief Executive Officer of WestStar since 1989.

ITEM 2. DESCRIPTION OF PROPERTIES.

As of March 1, 2000, Vail Banks had 26 offices, 15 of which are leased and 11 of which are owned. The properties range in size from 1,400 square feet to 34,000 square feet. None of the properties owned by Vail Banks secures the outstanding balance of the purchase prices for the properties. The aggregate annual lease payments for properties in 1999 were $590,000. Leases for the facilities expire at various periods between 2000 and 2011. Vail Banks considers its properties adequate for its current needs.

ITEM 3. LEGAL PROCEEDINGS.

Vail Banks and its banking subsidiary periodically are parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans and other issues incident to their business. Management does not believe that there is any pending or threatened proceeding against Vail Banks or its banking subsidiary which, if determined adversely, would have a material effect on the business, results of operations, or financial position of Vail Banks or its banking subsidiary.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to security holders during the fourth quarter of the 1999 fiscal year.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKETS FOR CAPITAL STOCK

Vail Banks' Common Stock began trading on The Nasdaq Stock Market under the symbol "VAIL" on December 10, 1998. Prior to that time, there was no formal trading market for the Common Stock. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock on The Nasdaq Stock Market.

                                                                       HIGH     LOW
                                                                       ----     ---
1998
      Fourth Quarter (from December 10, 1998)......................... $14.00  $12.00
1999
      First Quarter................................................... $12.88  $12.06
      Second Quarter..................................................  12.13    9.50
      Third Quarter...................................................  12.25    8.88
      Fourth Quarter..................................................  10.88    8.75

HOLDERS

As of March 1, 2000, there were 145 holders of record of the Common Stock. Investors who beneficially own Common Stock that is held in street name by brokerage firms or similar holders are not included in this number. Vail Banks believes that there are approximately 2,436 beneficial holders of the Common Stock.

DIVIDENDS

Holders of Common Stock will be entitled to receive dividends when, as and if declared by Vail Banks' Board of Directors out of funds legally available therefor. Vail Banks has not paid cash dividends on its Common Stock since 1996. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Board of Directors. It will depend on conditions then existing, including Vail Banks' profitability, financial condition, capital requirements, future growth plans and other relevant factors. The principal source of Vail Banks' income is dividends from its banking subsidiary. The payment of dividends by WestStar is subject to certain restrictions imposed by the federal and state banking laws and regulations. See "Supervision and Regulation" in Item 1.

Vail Banks' ability to pay cash dividends on the Common Stock is also subject to statutory restrictions, including banking regulations, and restrictions arising under the terms of securities or indebtedness which may be issued or incurred in the future. The terms of such securities or indebtedness may restrict payment of dividends on Common Stock until required payments and distributions are made on such securities or indebtedness. Under regulations of the CDB and the Federal Reserve, approval of the regulators will be required if the total of all dividends declared by any banking subsidiary in any year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

INTRODUCTION

The following discussion and analysis presents management's review of the operating results and financial condition of Vail Banks, Inc. ("Vail Banks"). It provides information that is not otherwise apparent from the Consolidated Financial Statements and related footnotes and is intended to assist readers in evaluating Vail Banks' performance. The following analysis should be read in conjunction with the Consolidated Financial Statements and accompanying notes as well as the selected financial information presented in other sections of the report.

CORPORATE PROFILE

Vail Banks is a bank holding company headquartered in Vail, Colorado with assets of $465.0 million at December 31, 1999. Vail Banks' wholly owned subsidiary, WestStar Bank ("WestStar"), is a Colorado state bank with 25 retail offices located primarily in the western slope region of Colorado.

MERGERS

Mergers and acquisitions continue to be part of Vail Banks' overall growth strategy, providing over half of Vail Banks' growth since 1996. All mergers listed below have been accounted for under the purchase method of accounting, and accordingly, the purchase price of each transaction has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the merger. The Consolidated Financial Statements include the operations of each of the acquired entities since the dates of the respective transactions. The excess of purchase price over net assets has been recorded as goodwill, which is amortized over 25 years. Although the amortization of goodwill does not result in a cash expense, it has a substantial effect on reported earnings. See "Cash Operating Results" below for further discussion on the effects of goodwill amortization on reported earnings.

Telluride Bancorp, Ltd. ("Telluride"). On December 15, 1998, Vail Banks consummated the Telluride merger by paying cash of $13.3 million and issuing 908,913 shares of Vail Banks Common Stock. As of the merger date, Telluride had assets of $132.9 million, net loans of $80.6 million, deposits of $119.9 million and equity capital of $10.8 million. The Telluride merger had only minimal effect on income and average balances for the year 1998, as the transaction closed with only 16 days remaining in the year. The effect on results of operations for the first eleven months of 1998, had the purchase transaction occurred at the beginning of the year, would have been material.

Independent Bankshares, Inc. ("Independent"). On July 31, 1998, Vail Banks consummated the Independent merger by paying cash of $3.8 million and issuing 318,770 shares of Vail Banks Common Stock. As of the merger date, Independent had assets of $30.3 million, net loans of $17.0 million, deposits of $27.4 million and equity capital of $2.6 million. The effect on results of operations for the first seven months of 1998, had the purchase transaction occurred at the beginning of the year, would have been material.

Cedaredge Financial Services, Inc. ("Cedaredge"). On December 1, 1997, Vail Banks consummated the Cedaredge merger by paying cash of $3.3 million, and assuming certain obligations of $458,000 and the Series I and Series II Convertible Notes (the "Mandatorily Convertible Debentures") totaling $1.6 million. As of the date of the merger, Cedaredge had assets of $45.5 million, net loans of $33.9 million, deposits of $42.0 million and equity capital of $3.0 million. The Mandatorily Convertible Debentures were converted to Vail Banks Common Stock subsequent to Vail Banks' initial public offering in December 1998 (the "Offering"). The effect on results of operations for the first eleven months of 1997, had the purchase transaction occurred at the beginning of the year, would have been material.

Other Transactions. On May 21, 1999, Vail Banks acquired $36.8 million of deposits and the real estate of the Glenwood Springs, Colorado branch of World Savings of Oakland, California ("World Savings"). World Savings retained the mortgage loans it owned in Glenwood Springs. The acquisition makes WestStar one of the largest depository institutions in the Glenwood Springs market. Additionally, on November 8, 1999, WestStar entered into an agreement to acquire First Western Services, Inc. ("First Western"), for consideration that included cash, Vail Banks Common Stock, and installment notes. The acquisition closed on January 1, 2000, adding mortgage brokerage to WestStar's lending services. See
Item 1. "Business-- Recent Mergers" for further information on these transactions and the mergers described above.

FINANCIAL OVERVIEW

Net income for 1999 increased $2.9 million, or 147.9%, to $4.9 million from $2.0 million in 1998. This increase is largely the result of the Telluride and Independent mergers, as discussed above, quality loan growth, and improvements in operating efficiency, coupled with a strong net interest margin. Net income for 1998 increased $1.5 million, or 313.3%, from $474,000 in 1997.

The return on average assets was 1.10% for the year ended December 31, 1999 compared to 0.75% for year ended December 31, 1998. The return on average assets was 0.29% for the year ended December 31, 1997.

The return on average equity was 8.62% for the year ended December 31, 1999 compared to 8.78% for the year ended December 31, 1998. The return on average equity was 3.71% for the year ended December 31, 1997.

Year-end assets increased by $25.8 million, or 5.9%, to $465.0 million in 1999. This growth was a result of internally generated loan growth, spurred by a strong local economy, and the May 1999 World Savings acquisition. In 1998, assets grew by 89.9%, to $439.1 million from $231.2 million in 1997. Growth in 1998 was primarily achieved through the acquisitions of Independent and Telluride, as discussed above, and, to a lesser extent, through internal growth.

The increase in net interest income on a fully taxable equivalent basis ("FTE") of 76.7% to $24.4 million in 1999 from $13.8 million in 1998 was primarily from the growth in average loans. Average loans rose to $301.1 million in 1999 from $170.7 million in 1998, an increase of 76.4%. Similarly, average earning assets were $359.6 million in 1999, up 64.4% from $218.7 million in 1998. The full-year impact of the loans obtained in the 1998 Telluride and Independent mergers significantly contributed to higher average loan and earning asset balances in 1999. The 48.2% increase in average loans in 1998, including the impact of the $33.9 million in loans obtained from the Cedaredge acquisition, was the most significant factor for the increase in that year's FTE net interest income.

Vail Banks is utilizing its tax loss carryforward position, obtained from a merger in 1993, by taking funds that would normally have been used to pay taxes and using those funds to expand its banking business and facilities. Under GAAP requirements, however, net income must be reported net of an equivalent expense that would have been paid for taxation. Therefore, both the expenses associated with these investments and the "equivalent taxation" amount reduce net income. These investments, such as de novo retail offices, advanced real-time information technology networks, and item imaging systems, have increased expenses and put downward pressure on returns on assets and equity in the current and immediate historical periods. Vail Banks believes such investments will yield significant returns in future periods.

CASH OPERATING RESULTS

As a result of the acquisitions of Telluride, Independent, Cedaredge, World Savings and an acquisition occurring in 1995, Vail Banks had goodwill of $24.2 million and $23.0 million at December 31, 1999 and 1998, respectively. Since the amortization of goodwill does not result in a cash expense, Vail Banks believes that supplemental reporting of its operating results on a "cash" (or "tangible") basis (which excludes the after-tax effect of amortization of goodwill and the related asset balance) represents a relevant measure of financial performance. The supplemental cash basis data presented herein does not exclude the effect of other non-cash operating expenses such as depreciation, provision for loan losses, or deferred income taxes associated with the results of operations.

Cash earnings rose 158.9% to $5.8 million in 1999 from $2.3 million in 1998. Diluted cash earnings per share in 1999 were up 65.5% to $0.96, from $0.58 in 1998. In 1997, cash earnings were $607,000 while diluted cash earnings per share were $0.29.

Based on cash earnings, return on average tangible assets was 1.39% in 1999, compared with 0.88% in 1998, and return on average tangible common equity was 17.89% in 1999, compared with 13.72% in 1998.

RESULTS OF OPERATIONS

Net Interest Income. Net interest income continues to be Vail Banks' principal source of income, representing the difference between interest and fees earned on loans and investments, and interest paid on interest bearing liabilities. In this discussion, FTE net interest income is presented whereby tax exempt income, such as interest on securities of state and municipalities, has been increased to an amount that would have been earned had such income been taxable. This adjustment places taxable and nontaxable income on a common basis and permits comparisons of rates and yields. Additionally, expenses associated with the Mandatorily Convertible Debentures are not reflected in interest expense as the debentures were converted to common shares in connection with the Offering.

In 1999, FTE net interest income rose $10.6 million, or 76.7%, to $24.4 million from $13.8 million in 1998, largely the result of growth in average earning assets, which increased $140.9 million, or 64.4%, to $359.6 million in 1999 from $218.7 million in 1998. FTE net interest income and average earning assets in 1997 were $9.5 million and $140.8 million, respectively.

The following table sets forth the average balances, net interest income and expense and average yields and rates for Vail Banks' earnings assets and interest bearing liabilities for the periods indicated on a taxable equivalent basis.

NET INTEREST INCOME ANALYSIS

                                                      1999                        1998                        1997
                                         --------------------------   --------------------------   -------------------------
(in thousands on a fully taxable         Average               Avg.   Average               Avg.   Average             Avg.
equivalent basis)                        Balance   Interest    Rate   Balance  Interest     Rate   Balance  Interest   Rate
--------------------------------        --------   --------   -----   -------  --------    -----   -------  --------   -----
ASSETS

Federal funds sold and other
   short-term investments               $ 18,262        854    4.68%   27,779     1,459     5.25%     9,396      496    5.28%
Investment securities:
   Taxable                                32,719      1,848    5.65    16,845       981     5.82     15,780      934    5.92
   Tax exempt (1)                          7,519        462    6.14     3,396       236     6.95        482       33    6.85
Loans (2)                                301,052     32,076   10.65   170,667    18,787    11.01    115,179   12,570   10.91
                                        --------   --------   -----   -------    ------    -----    -------   ------   -----

   TOTAL EARNING ASSETS                  359,552     35,240    9.80   218,687    21,463     9.81    140,837   14,033    9.96
Non-earning assets                        83,462                       42,917                        21,191
                                        --------                      -------                       -------

   TOTAL ASSETS                         $443,014                      261,604                       162,028
                                        ========                      =======                       =======

LIABILITIES

Interest bearing deposits:
   Interest being transaction accounts  $202,887      6,219    3.07%  122,052     4,298     3.52%    81,750    2,971    3.63%
   Certificates of deposit                85,561      4,159    4.86    56,757     3,228     5.69     22,775    1,280    5.62
                                        --------   --------   -----   -------    ------    -----    -------   ------   -----

   TOTAL INTEREST BEING DEPOSITS         288,448     10,378    3.60   178,809     7,526     4.21    104,525    4,251    4.07

Short-term borrowings                      8,033        476    5.93       734        31     4.22      2,057      127    6.17
Notes payable                                170         14    8.24     1,105       111    10.05      1,275      123    9.65
                                        --------   --------   -----   -------    ------    -----    -------   ------   -----

   TOTAL INTEREST BEARING
   LIABILITIES (3)                       296,651     10,868    3.66   180,648     7,668     4.24    107,857    4,501    4.17

Non-interest bearing demand deposits      86,377                       56,392                        40,955
Other liabilities                          3,668                        2,263                           433
                                        --------                      -------                       -------

   TOTAL LIABILITIES                     386,696                      239,303                       149,245

SHAREHOLDERS' EQUITY (3)                  56,318                       22,301                        12,783
                                        --------                      -------                       -------

   TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                 $443,014                      261,604                       162,028
                                        ========                      =======                       =======

TOTAL DEPOSITS                          $374,825     10,378    2.77%  235,201     7,526     3.20%   145,480    4,251    2.92%
                                        ========   ========   =====   =======    ======    =====    =======   ======   =====

RECAP: (4)

Interest income                                    $ 35,240    9.80%             21,463     9.82%             14,033    9.97%
Interest expense (3)                                 10,868    3.02               7,668     3.51               4,501    3.20
                                                   --------   -----              ------    -----              ------   -----
   NET INTEREST INCOME/MARGIN                      $ 24,372    6.78%             13,795     6.31%              9,532    6.77%
                                                   ========   =====              ======    =====              ======   =====

(1) Tax exempt securities have been adjusted to a fully taxable equivalent basis using a marginal tax rate of 34%.

(2) Loans are presented net of unearned income and include nonaccrual loans.

(3) Mandatorily convertible debentures are included in the "Shareholders' equity" account, and expenses associated with the debentures are not reflected in interest expense in this table as they were converted in connection with the Initial Public Offering in December 1998.

(4) Average rates have been computed by dividing by total earning assets.

The amount of net interest income is affected by changes in the volume and mix of earning assets and interest bearing liabilities, and the interest rates on these assets and liabilities. An analysis of how changes in volumes and rates affected net interest income for the years ended December 31, 1999 and 1998 is presented below.

ANALYSIS OF CHANGES IN NET INTEREST INCOME*


                                                     1999 over 1998                    1998 over 1997
(in thousands)                             VOLUME         RATE       TOTAL    Volume         Rate      Total
                                          --------       ------      ------   ------         ----      -----

Interest Income:

   Federal funds sold and other
      short-term investments              $   (500)        (105)       (605)     970           (7)       963
   Investment securities
      Taxable                                  924          (57)        867       63          (16)        47
      Tax exempt                               287          (61)        226      200            3        203
   Loans                                    14,353       (1,064)     13,289    6,056          161      6,217
                                          --------       ------      ------    -----         ----      -----
        Total interest income               15,064       (1,287)     13,777    7,289          141      7,430
                                          --------       ------      ------    -----         ----      -----

Interest Expense:

   Interest bearing transaction accounts     2,847         (926)      1,921    1,465         (138)     1,327
   Certificates of deposit                   1,638         (707)        931    1,910           38      1,948
   Short-term borrowings                       308          137         445      (82)         (14)       (96)
   Notes payable                               (94)          (3)        (97)     (16)           4        (12)
                                          --------       ------      ------    -----         ----      -----
        Total interest expense               4,699       (1,499)      3,200    3,277         (110)     3,167
                                          --------       ------      ------    -----         ----      -----
Change in net interest income             $ 10,365          212      10,577    4,012          251      4,263
                                          ========       ======      ======    =====         ====      =====

*Fully taxable equivalent.

Notes:

The change in interest that cannot be attributed to only a change in rate or a change in volume, but instead represents a combination of the two factors, has been allocated to the rate variance. Expenses associated with convertible debentures are not included in interest expense.

The growth in average earning assets in 1999 and 1998 was largely attributable to higher average loans outstanding. Average loans were $301.1 million in 1999, up 76.4% from $170.7 million in 1998 and 161.4% greater than $115.2 million in 1997. The full-year impact of the loans obtained in the December 1998 Telluride merger and the July 1998 Independent merger significantly contributed to higher average loan balances in 1999 compared with 1998. Additionally, growth generated internally also contributed to higher loan levels, with total loans increasing by $67.5 million, or 25.1%, to $336.7 million at year-end 1999 from $269.2 million in 1998.

Improvement in 1999's net interest income resulting from loan growth contributed significantly to the increase in net interest margin, or taxable-equivalent net interest income expressed as a percentage of average earning assets. Vail Banks' net interest margin in 1999 was 6.78%, compared with 6.31% in 1998 and 6.77% in 1997, remaining well above industry averages. Net interest margin is influenced by the level and relative mix of earning assets, interest bearing liabilities and non-interest bearing liabilities.

Interest income increased to $35.2 million in 1999 from $21.5 million in 1998 almost entirely as a result of the increase in loans as discussed above. Commercial and Industrial loans increased by $34.7 million, while Real
Estate--Construction loans increased by $25.3 million, combining for 88.9% of the increase. Somewhat offsetting the positive effect of the increased loan volume, however, was a decrease in the average yield on the loan portfolio, which is consistent with the overall decrease in the average prime rate in 1999 to 8.00% from 8.35% in 1998.

Interest expense increased to $10.9 million in 1999 from $7.7 million in 1998. The full-year impact of the interest bearing liabilities obtained in the
December 1998 Telluride merger and the July 1998 Independent merger significantly contributed to higher average interest bearing deposit balances in 1999 compared with 1998. Interest bearing deposits acquired in the Telluride acquisition were approximately $91.6 million, significantly contributing to the $109.6 million increase in average interest bearing deposits experienced in 1999. The decrease in the cost of interest bearing liabilities to 3.66% in 1999 from 4.24% in 1998 was largely due to management's efforts to reduce high cost certificates of deposit, specifically those from public entities. Similarly, the $3.2 million increase in interest expense in 1998 resulted primarily from the increases in interest bearing deposits obtained in the Cedaredge merger. The cost of interest bearing deposits increased to 4.21% for 1998, from 4.07% in 1997.

Provision for Loan Losses. The amount of the provision for loan losses is based on continual evaluations of the loan portfolio, with particular attention directed toward non-performing, delinquent, and other potential problem loans. During these evaluations, consideration is also given to such factors as management's evaluation of specific loans, the level and composition of delinquent and non-performing loans, historical loan loss experience, results of examinations by regulatory agencies, external and internal asset review processes, the market value of collateral, the strength and availability of guarantees, concentrations of credit and other judgmental factors.

The provision for loan losses was $455,000 in 1999. In comparison, Vail Banks recorded no provision for loan losses in 1998 and $232,000 in 1997. Net charge-offs during 1999 equaled $306,000, resulting in a net increase in the allowance for loan losses of $149,000 compared to a net decrease of $120,000, excluding the effects of acquisitions, in 1998. At December 31, 1999, the allowance to total loans was .81% and 149% of non-performing loans.

Non-Interest Income. The following table sets forth Vail Banks' non-interest income for the periods indicated.

NON-INTEREST INCOME


(in thousands)                           1999        1998       1997
                                        ------      -----      -----

Service charges on deposit accounts     $  912        489        335
NSF and return check charges             1,502        915        581
Other fee income                           738        420        220
Rental income                              565        489         12
Other                                      253         75        125
                                        ------      -----      -----
        Total non-interest income       $3,970      2,388      1,273
                                        ======      =====      =====

Non-interest income rose $1.6 million, or 66.2%, to $4.0 million in 1999 from $2.4 million in 1998. Growth in service charges and other fees on deposit accounts obtained in the Telluride and Independent acquisitions contributed substantially to the increase. Approximately 56% of the increase in non-interest income in 1999 was attributable to the former Telluride locations.

During 1998, total non-interest income increased $1.1 million, or 87.6%, to $2.4 million from $1.3 million for the comparable period in 1997 due to increases in service charges and fees on deposit accounts in approximate proportion to growth in those deposit levels achieved through both internal growth and the Cedaredge acquisition. Also contributing to the increase was rental income from third parties associated with the acquisition of Vail Banks' main Vail location and a 54% interest in its Avon retail office building.

Non-Interest Expense. The following table sets forth Vail Banks' non-interest expense for the periods indicated.

NON-INTEREST EXPENSE


(in thousands)                           1999        1998         1997
                                       -------      ------       -----

Salaries and employee benefits         $ 9,929       6,954       5,086
Occupancy                                2,174       1,626       1,325
Furniture and equipment                  1,696       1,151         852
Amortization of intangible assets          984         297         133
Service fees                               894         660         366
Professional fees                          773         293         238
Telephone and data communications          708         359         209
Supplies and printing                      463         425         342
Marketing and promotions                   317         204         399
Postage and freight                        312         195         137
Other                                    1,582         884         700
                                       -------      ------       -----
        Total non-interest expense     $19,832      13,048       9,787
                                       =======      ======       =====

In 1999 non-interest expense was $19.8 million, an increase of $6.8 million, or 52.0%, from $13.0 million in 1998, which had increased from $9.8 million in 1997. The increase in non-interest expense during 1999 was primarily due to the incremental increase in expenses associated with the Telluride merger and, to a lesser extent, the Independent merger, including the amortization of intangible assets associated with those purchase accounting transactions. The increase in 1998 was largely the result of the addition of eight retail offices; one through expansion, four from the Cedaredge merger, and three from the Independent merger, which occurred mid-year 1998 and, thus, materially affected both 1999 and 1998 operating results.

Salaries and employee benefits expense for 1999 were $9.9 million, an increase of $3.0 million from $6.9 million in 1998. Although this represents an increase of 42.8% in 1999, salaries and employee benefits as a percentage of average assets declined to 2.2% from 2.7% in 1998, which was primarily the result of efficiencies realized in the last half of 1999 largely due to the Telluride merger. Salaries and employee benefits increased by $1.9 million from $5.1 million in 1997. This increase was due to expansion through de novo branches and the Independent and Cedaredge mergers. The number of full-time equivalent associates at December 31, 1999, 1998, and 1997 were 227, 263, and 187, respectively.

Expenses associated with fixed assets, including occupancy and furniture and equipment, rose $1.1 million and $600,000 in 1999 and 1998, respectively. Increases in 1999 were the result of aforementioned mergers and the opening of Vail Banks' new operations facility in Gypsum in March 1999. All of these capital outlays have resulted, or are expected to result, in operating synergies and cost savings. Similarly, increases is 1998 are attributable to expansion of operations due to the Independent and Cedaredge mergers, as well as the purchase of imaging equipment for check processing and distribution in June 1998.

Other expenses associated with the recent mergers have also increased in both 1999 and 1998. Specifically, the amortization of intangibles increased 231.3% in 1999 to $984,000 from $297,000 in 1998, which had increased from $133,000 in
1997. Additionally, normal operating expenses have increased in categories such as telephone and communications, postage, courier, travel, training, insurance, and deposit insurance, largely resulting from expansion.

The efficiency ratio represents non-interest expense (excluding the amortization of intangible assets) as a percentage of the sum of FTE net interest income and non-interest income; and is a measure of cost to generate a dollar of revenue. The efficiency ratio improved in 1999 to 67% from 80% in 1998 and also in 1998 from 90% in 1997. This steady improvement has been achieved through top line earnings growth and cost efficiencies realized from mergers.

Income Taxes. For six years, Vail Banks has utilized a net operating loss ("NOL") carryforward obtained from a 1993 merger. Under GAAP requirements, net income includes an equivalent expense that would be paid for taxation. A federal taxation rate of approximately 34% is used for this purpose. The taxes saved by use of the NOL carryforward before 1999 have been recorded directly to additional paid-in capital, resulting in a reduction in reported earnings which is offset by an increase to additional paid-in capital. In 1999, the benefit of the NOL carryforward was realized through a reduction in taxable earnings offset by an adjustment to the deferred tax asset account.

Income tax expense as a percentage of pre-tax income was 38.5% for 1999 compared with 32.8% and 37.8% in 1998 and 1997, respectively. Certain of the acquisition related charges recorded in all three years were not deductible for income tax purposes, affecting the effective tax rates. Factoring out this amortization for 1999, 1998, and 1997, the effective tax in each period would have been 34.2%, 29.7%, and 32.2%, respectively. The variation in effective tax rates during these periods was largely precipitated by the mergers closed since 1996. A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to pre-tax income is provided in note 10 of Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Loan Portfolio Composition. The following table sets forth the composition of Vail Banks' loan portfolio by type of loan at the dates indicated. Management believes that the balance sheet information as of the dates indicated should be read in conjunction with the average balance information in the tables above under "Net Interest Income." Vail Banks has followed a policy to manage the loan portfolio composition to hedge risks in specific markets by diversifying the loan portfolio. However, Vail Banks does have a concentration of loans in the Commercial and Industrial and Real Estate--Construction categories. As a result of seasonal trends in the retail, service and real estate markets, balances of commercial loans may fluctuate significantly. The Independent merger initially increased the mix of loans in the Consumer category. This initial change in loan type mix, however, was only temporary as increased lending capacity was utilized across all markets and loan types. The Telluride merger shifted the mix back toward Commercial and Industrial and Real Estate- Construction. Therefore, the data below is not necessarily indicative of longer-term trends within a particular category.

LOANS OUTSTANDING AT DECEMBER 31,

                                  1999             1998              1997              1996            1995
(dollars in thousands)      AMOUNT      %    Amount      %     Amount      %    Amount       %    Amount     %
                           --------    ---   -------    ---   -------     ---   -------     ---   ------    ---
Commercial and industrial  $165,373     49%  130,677     48%   77,801      50%   46,850      44%  33,995     43%
Real estate-construction     80,959     24    55,642     21    25,163      16    23,852      22   19,524     25
Real estate-mortgage         59,898     18    51,000     19    31,618      21    31,815      30   21,479     27
Consumer                     30,505      9    31,872     12    20,331      13     4,269       4    3,689      5
                           --------    ---   -------    ---   -------     ---   -------     ---   ------    ---
         Total             $336,735    100%  269,191    100%  154,913     100%  106,786     100%  78,687    100%
                           ========    ===   =======    ===   =======     ===   =======     ===   ======    ===

At December 31, 1999, loans were $336.7 million, which was an increase of $67.5 million, or 25.1%, over $269.2 million at December 31, 1998. All categories of loans except for Consumer increased over this period, primarily due to internal loan growth precipitated by a healthy local economy and active and successful solicitation by banking officers. Loans increased in 1998 by $114.3 million, or 73.8%, over $154.9 million in

1997. This growth was the result of the Independent merger ($17.2 million in loans), the Telluride merger ($81.8 million in loans), as well as core business growth.

Commercial and Industrial loans principally include loans to service, real estate and retail businesses and farmers. These loans are primarily secured by real estate and operating business assets and are made on the basis of the financial strength and repayment ability of the borrowers as well as the collateral securing the loans.

Real Estate--Construction loans principally include short-term loans to fund the construction of buildings and residences and/or to purchase land for planned and near-term commercial or residential development. These loans are primarily non-revolving lines of credit and secured by real estate, typically well margined with a first security lien.

Real Estate--Mortgage loans principally include short-term financing for existing one-to-four family residences. The majority of these loans have maturities of less than five years. These loans are secured by the subject real estate, typically well margined with a first lien position.

Consumer loans to individuals principally include one-to-five year loans for consumer items, such as automobiles, snowmobiles, motor homes and other goods. These loans are typically secured, at minimum, by the value of the items being financed.

Banking officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. Loan relationships exceeding $1.0 million are evaluated and acted upon by the Directors' Loan Committee, which meets weekly, and are reported to the Board of Directors. Vail Banks' strategy for approving or disapproving loans is to follow a conservative loan policy and underwriting practices which include: (i) granting loans on a sound and collectible basis; (ii) investing funds for the benefit of shareholders and the protection of depositors; (iii) serving the needs of the community and Vail Banks' general market area while obtaining a balance between maximum yield and minimum risk; (iv) ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan; (v) developing and maintaining diversification in the loan portfolio as a whole and of the loans within each loan category; and (vi) ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. Vail Banks' loan review and compliance personnel interact daily with commercial and consumer lenders to identify potential underwriting or technical exception variances. In addition, Vail Banks has placed increased emphasis on early identification of problem loans in an effort to aggressively seek resolution of the situations. Management believes that adherence to conservative loan policy guidelines has contributed to Vail Banks' below average level of loan losses compared to its industry peer group.

Loan Maturities. The following table presents loans by maturity in each major category at December 31, 1999. Actual maturities may differ from the contractual repricing maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications.

LOAN MATURITIES AT DECEMBER 31, 1999


                               Within         1-5         Over 5
(in thousands)                 1 Year        Years         Years       Total
                              --------      -------       ------      -------

Commercial and industrial     $ 58,184       72,854       34,335      165,373
Real estate-construction        53,472       26,848          639       80,959
Real estate-mortgage            11,411       34,426       14,061       59,898
Consumer                         7,974       19,833        2,698       30,505
                              --------      -------       ------      -------
       Total                  $131,041      153,961       51,733      336,735
                              ========      =======       ======      =======

Of the loans with maturities over one year, $89.8 million had floating interest rates and the remainder had fixed interest rates.

Analysis of Allowance for Loan Losses. The allowance for loan losses represents management's recognition of the risks of extending credit and its evaluation of the loan portfolio. The allowance is maintained at a level considered adequate to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying collateral, and holding and disposal costs. The allowance is increased by additional charges to operating income and reduced by loans charged off, net of recoveries.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES


(dollars in thousands)                    1999     1998    1997    1996    1995
                                         ------   -----   -----   -----   -----

Allowance at beginning of the year       $2,590   1,364     823     620     361

Charge-offs
    Commercial and industrial                86      23       6      83      31
    Real estate-construction                 --      --      --      --      --
    Real estate-mortgage                     50       2      --      --      --
    Consumer                                245     143      52      39       7
                                         ------   -----   -----   -----   -----
       Total charge-offs                    381     168      58     122      38

Recoveries
    Commercial and industrial                58      22      17     167      54
    Real estate-construction                 --      --      --      --      --
    Real estate-mortgage                     --      --      --      --      20
    Consumer                                 17      26       7       4       3
                                         ------   -----   -----   -----   -----
       Total recoveries                      75      48      24     171      77
                                         ------   -----   -----   -----   -----

    Net charge-offs (recoveries)            306     120      34     (49)    (39)

Provision for loan losses                   455      --     232     154      40
Allowance acquired through acquisitions      --   1,346     343      --     180
                                         ------   -----   -----   -----   -----

Allowance at the end of the year         $2,739   2,590   1,364     823     620
                                         ======   =====   =====   =====   =====

Net charge-offs (recoveries) to
    average loans                          0.10%   0.07%   0.03% (0.05%) (0.07%)
                                         ======   =====   =====   =====   =====
Provision for loan losses to
    average loans                          0.15    0.00    0.20    0.17    0.08
                                         ======   =====   =====   =====   =====
Allowance for loan losses to
    total loans at year-end                0.81    0.96    0.88    0.77    0.79
                                         ======   =====   =====   =====   =====

Net charge-offs during 1999 totaled $306,000, or 0.10% of average loans, compared to $120,000 or 0.07% of average loans in 1998. Net charge-offs during 1997 totaled $34,000, or 0.03% of average loans, compared to net recoveries of $49,000, or 0.05% of average loans in 1996.

Vail Banks' lending personnel are responsible for ongoing reviews of the quality of the loan portfolio. Additionally, Vail Banks has engaged an external bank auditing firm to conduct loan reviews on a periodic basis. A list containing any potential problem loans is updated and reviewed by management and the Board of Directors monthly. These reviews assist in the identification of potential and probable losses, and also in the determination of an appropriate level of the allowance for loan losses. The allowance for loan losses is based primarily on management's estimates of possible loan losses from the foregoing processes and historical experience. These estimates involve ongoing judgments and may be adjusted over time depending on economic conditions, changing historical experience and changing mix of the loan portfolio between the different types of loans.

State and federal regulatory agencies, as an integral part of their examination process, review Vail Banks' loans and its allowance for loan losses. Management believes that Vail Banks' allowance for loan losses is adequate to cover anticipated losses. There can be no assurance, however, that management will not need to increase the allowance for loan losses or that regulators, when reviewing Vail Banks' loan portfolio in the future, will not require Vail Banks to increase such allowance, either of which could adversely affect Vail Banks' earnings. Further, there can be no assurance that Vail Banks' actual loan losses will not exceed its allowance for loan losses.

In order to comply with certain regulatory requirements, management has prepared the following allocation of Vail Banks' allowance for loan losses among various categories of the loan portfolio for each of the years in the five-year period ended December 31, 1999. In management's opinion, such allocation has, at best, a limited utility. It is based on management's assessment as of a given point in time of the risk characteristics for each of the component parts of the total loan portfolio and is subject to changes as and when the risk factors of each such component part change. Such allocation is not indicative of either the specific amounts or the loan categories in which future charge-offs may be taken, nor should it be taken as an indicator of future loss trends. In addition, by presenting such allocation, management does not mean to imply that the allocation is exact or that the allowance has been precisely determined from such allocation.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES


                                                Amount                    Loans by Type to Total Loans
(dollars in thousands)      1999    1998    1997     1996    1995    1999      1998      1997      1996     1995
                           ------  ------  ------   ------  ------  ------    ------    ------    ------   ------
Commercial and industrial  $  784     992     110       41      --      49%       48%       50%       44%      43%
Real estate-construction      513     411     334      675     351      24        21        16        22       25
Real estate-mortgage          642     584      55       68      84      18        19        21        30       27
Consumer                      380     292     141       32     154       9        12        13         4        5
Unallocated                   420     311     724        7      31
                           ------  ------  ------   ------  ------  ------    ------    ------    ------   ------
Total                      $2,739   2,590   1,364      823     620     100%      100%      100%      100%     100%
                           ======  ======  ======   ======  ======  ======    ======    ======    ======   ======

Non-performing Assets. Non-performing assets consist of nonaccrual loans, restructured loans and foreclosed properties. When, in the opinion of management, a reasonable doubt exists as to the collectibility of interest, regardless of the delinquency status of the loan, the accrual of interest income is discontinued and interest accrued during the current year is reversed through a charge to current year's earnings. While the loan is on nonaccrual status, interest income is recognized only upon receipt and then only if, in the judgment of management, there is no reasonable doubt as to the collectibility of the principal balance. Loans 90 days or more delinquent generally are changed to nonaccrual status unless the loan is in the process of collection and management determines that full collection of principal and accrued interest is probable.

Restructured loans are those for which concessions, including reduction of interest rate below a rate otherwise available to the borrower or the deferral of interest or  principal,  have been  granted  due to the  borrower's  weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur.

The following table sets forth information concerning the non-performing and risk assets of Vail Banks as of the dates indicated.

ASSET QUALITY AT DECEMBER 31,


(dollars in thousands)                        1999     1998   1997   1996   1995
                                             ------   -----   ----   ----   ----

Nonaccrual loans                             $1,843     322    136     --    353
Restructured loans                               --      --     --     --     --
                                             ------   -----   ----   ----   ----

       Total non-performing loans             1,843     322    136     --    353

Foreclosed properties                           287     412     --     --    128
                                             ------   -----   ----   ----   ----

       Total non-performing assets            2,130     734    136     --    481

Loans 90 days or more past due and accruing      11   1,061     78     65      3
                                             ------   -----   ----   ----   ----

       Total risk assets                     $2,141   1,795    214     65    484
                                             ======   =====   ====   ====   ====

Non-performing loans to total loans           0.55%   0.12%  0.09%  0.00%  0.45%
                                             ======   =====   ====   ====   ====
Non-performing assets to total loans
  plus foreclosed properties                   0.63    0.27   0.09   0.00   0.61
                                             ======   =====   ====   ====   ====

Non-performing assets to total assets          0.46    0.17   0.06   0.00   0.35
                                             ======   =====   ====   ====   ====
Risk assets to total loans plus
  foreclosed properties                        0.64    0.67   0.14   0.06   0.61
                                             ======   =====   ====   ====   ====

Non-performing assets as a percentage of total loans plus foreclosed properties at December 31, 1999 was 0.63% compared to 0.27%, and 0.09%, at December 31, 1998, and 1997, respectively. The $1.8 million in nonaccrual loans at December 31, 1999, is comprised primarily of two loans, both of which were in Telluride's loan portfolio at the time of acquisition. Management believes Vail Banks is adequately collateralized to recover the majority of the balance of these nonaccrual loans. Vail Banks has reviewed and analyzed each of these loans and has implemented strategies to resolve the issues with the few loans that caused these measures to rise. Management generally obtains and maintains appraisals on real estate collateral. Management is not aware of any adverse trends relating to Vail Banks' loan portfolio.

At December 31, 1999, there were no loans excluded from non-performing loans set forth above where known information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in such loans becoming non-performing.

Investments. Vail Banks' investment policy is designed primarily to ensure liquidity and to meet pledging requirements and secondarily to provide acceptable investment income. Management's focus is on maintaining a high-quality investment portfolio oriented toward U.S. Treasury and U.S. Government agency securities. None of the securities in the investment portfolio is classified as "high-risk" as defined by the Federal Financial Institutions Examinations Council. The determination of the amount and maturity of securities purchased is a function of liquidity and income projections based on the existing, and expected, balance sheet and interest rate forecasts.

Vail Banks accounts for investment securities according to Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, Vail Banks is required to classify debt and equity securities into one of three categories: held to maturity, trading, or available for sale. Investments in debt securities are classified as held to maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the statements with unrealized gains and losses included in earnings. Since its inception, Vail Banks has not had any trading account activities. Investments not classified as either held to maturity or trading are classified as available for sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of other comprehensive income until realized. The following tables set forth information regarding the investment composition of Vail Banks as of the dates indicated.

INVESTMENT SECURITIES AVAILABLE FOR SALE AT DECEMBER 31,


                                    1999            1998            1997
(dollars in thousands)         Amount     %    Amount     %    Amount     %
                              -------    ---   ------    ---   ------    ---

U.S. Treasury                 $ 1,804      6%   8,491     26%   1,865     19%
Government agencies            13,418     43   13,729     42    3,843     40
State and municipal             6,055     19    7,952     24    2,978     31
Mortgage-backed securities      7,806     25      812      2       --      0
Federal Home Loan Bank stock    1,387      4    1,090      3      500      5
Federal Reserve stock             793      2      764      2      371      4
Other equity securities           183      1      184      1       50      1
                              -------    ---   ------    ---    -----    ---
  Total available for sale    $31,446    100%  33,022    100%   9,607    100%
                              =======    ===   ======    ===    =====    ===

INVESTMENT SECURITIES HELD TO MATURITY AT DECEMBER 31,

                                 1999            1998            1997
(dollars in thousands)      Amount     %    Amount     %    Amount     %
                            ------    ---   ------    ---   ------    ---

U.S. Treasury               $3,994     75%   5,986     77%   7,960     79%
State and municipal             --      0       50      1       85      1
Mortgage-backed securities   1,351     25    1,677     22    2,080     20
                            ------    ---    -----    ---   ------    ---

  Total held to maturity    $5,345    100%   7,713    100%  10,125    100%
                            ======    ===    =====    ===   ======    ===

 Investment Maturities and Yield. The following tables set forth the estimated market value and approximate yield of the securities in the investment portfolio by type and maturity at December 31, 1999.

MATURITIES FOR AVAILABLE FOR SALE INVESTMENTS AT DECEMBER 31, 1999


                                          Within              1-5              5-10           Over 10
(dollars in thousands)                    1 Year             Years             Years           Years             Total
                                     Amount     Yield   Amount    Yield   Amount   Yield   Amount   Yield   Amount   Yield
                                    --------    -----   ------    -----   ------   -----   ------   -----   ------   -----
U.S. Treasury                       $  1,503     4.77%     301     5.89%      --    0.00%      --    0.00%   1,804    4.96%
Government agencies                    3,455     5.10    7,497     5.36    1,911    6.19      555    5.40   13,418    5.41
State and municipal                    2,086     4.04    2,937     4.07      746    5.34      286    4.61    6,055    4.25
Mortgage-backed securities                17     6.61      217     6.76       55    6.69    7,517    6.12    7,806    6.14
Equity securities (1)                     --                --                --            2,363            2,363
                                    --------     ----   ------     ----    -----    ----   ------    ----   ------   -----

  Total and weighted average yield  $  7,061     4.72%  10,952     5.06%   2,712    5.97%  10,721    6.02%  31,446    5.35%
                                    ========     ====   ======     ====    =====    ====   ======    ====   ======   =====

(1)  Equity securities do not have stated maturity dates.

MATURITIES FOR HELD TO MATURITY INVESTMENTS AT DECEMBER 31, 1999

                                          Within              1-5              5-10           Over 10
(dollars in thousands)                    1 Year             Years             Years           Years             Total
                                     Amount     Yield   Amount    Yield   Amount   Yield   Amount   Yield   Amount   Yield
                                    --------    -----   ------    -----   ------   -----   ------   -----   ------   -----
U.S. Treasury                       $     --     0.00%   3,994     5.40%      --    0.00%      --    0.00%   3,994    5.40%
Mortgage-backed securities                --     0.00       --     0.00      381    6.75      970    7.23    1,351    7.10
                                    --------     ----   ------     ----    -----    ----   ------    ----   ------   -----

  Total and weighted average yield  $     --     0.00%   3,994     5.40%     381    6.75%     970    7.23%   5,345    5.83%
                                    ========     ====   ======     ====    =====    ====   ======    ====   ======   =====

Deposits. Vail Banks' primary source of funds has historically been in-market customer deposits. Deposit products are concentrated in business and personal checking accounts, including interest bearing and non-interest bearing accounts. Generally, deposits are short-term in nature with approximately 79% of deposits having a committed term less than three months and approximately 96% having a committed term of less than one year. Vail Banks' resort locations experience a seasonality of deposits; however, increases in deposits in non-resort-oriented markets due to recent mergers have somewhat mitigated such seasonality.

Total deposits were $372.7 million at December 31, 1999, a decrease of $4.8 million, or 1.3%, from $377.5 million at December 31, 1998. Management attributes this decline in deposits to several factors, including: the intentional reduction of high-cost public certificates of deposit, cash withdrawals at year-end related to the public's Year 2000 liquidity concerns, and the general movement from bank deposits to stock market investments by the consumer. In 1998 deposits increased by $171.4 million, or 83.1% from $206.2 million, at December 31, 1997. The increase in 1998 was primarily attributable to the Telluride merger in which deposits of $119.9 million were obtained. Deposits are relatively concentrated in lower cost transaction accounts with 23% in non-interest bearing checking and 17% in interest bearing checking at December 31, 1999. Savings deposits made up 8% and money market deposits made up 28% of deposits at year-end.

The following table sets forth the composition of Vail Banks' deposits by type at December 31, 1999 and 1998.

DEPOSIT COMPOSITION AT DECEMBER 31,


                                      1999             1998              1997
(dollars in thousands)          AMOUNT      %     Amount     %     Amount    %
                               --------    ---   -------    ---   -------   ---

Non-interest bearing checking  $ 86,991     23%   91,510     24%   56,929    28%
Interest bearing checking        64,753     17    61,050     16    64,592    31
Money market                    102,784     28    90,839     24    30,187    15
Savings                          31,451      9    42,165     11    13,537     6
Certificates of deposit          86,763     23    92,008     25    40,970    20
                               --------    ---   -------    ---   -------   ---
   Total                       $372,742    100%  377,572    100%  206,215   100%
                               ========    ===   =======    ===   =======   ===

The following table sets forth the amount and maturity of certificates of deposit that had balances equal to or greater than $100,000 at December 31, 1999 and 1998.

MATURITIES OF CERTIFICATES OF DEPOSIT EQUAL TO OR GREATER THAN $100,000 AT DECEMBER 31,


(in thousands)         1999        1998
                     -------      ------

3 months or less     $ 9,290      22,907
3 - 6 months           6,825       9,036
6 - 12 months         10,424       7,888
Over 12 months         1,978       4,641
                     -------      ------
          Total      $28,517      44,472
                     =======      ======

Vail Banks' secondary sources of funding include federal funds purchased lines and Federal Home Loan Bank ("FHLB") borrowings. At December 31, 1999 federal funds purchased totaled $11.1 million and FHLB borrowings totaled $19.0 million. While the federal funds purchased were overnight borrowings, the FHLB borrowings had maturities between one and five months.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Sources of Liquidity. Liquidity is a measure of Vail Banks' ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on Vail Banks' net interest income. Vail Banks manages both its liquidity and interest sensitivity by projecting credit demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements.

Vail Banks has provided for its liquidity needs by maintaining adequate cash balances, through growth in core deposits, maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. Vail Banks generally does not accept brokered deposits. Management believes that maturing investment securities and unused borrowing sources will be adequate to meet the liquidity needs for the foreseeable future.

Asset and Liability Management. The liquidity position of Vail Banks is monitored by the Asset/Liability Committee of the Board of Directors. A principal function of asset/liability management is to coordinate the levels of interest-sensitive assets and liabilities to minimize net interest income fluctuations in times of fluctuating market interest rates. Interest-sensitive assets and liabilities are those that are subject to repricing in the near term, including both variable rate instruments and those fixed rate instruments which are approaching maturity. Changes in net yield on interest-sensitive assets occur when interest rates on those assets, such as loans and investment securities, change in a different time period from that of the interest rates on liabilities, such as deposits. Changes in net yield on interest-sensitive assets result from changes in the mix and volumes of earning assets and interest-bearing liabilities. These differences, or "gaps," provide an indication of the extent that net interest income may be affected by future changes in interest rates.

A positive gap exists when interest-sensitive assets exceed interest-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice during a given time period. With a positive gap, rising rate environments may enhance earnings, while a declining rate environment may depress earnings. Conversely, a negative gap exists when interest-sensitive liabilities exceed interest-sensitive assets. With a negative gap, rising rate environments may depress earnings, while declining rate environments may enhance earnings.

  The following table sets forth the interest rate sensitivity of Vail Banks' assets and liabilities at December 31, 1999, and sets forth the repricing dates of Vail Banks' interest-earning assets and interest-bearing liabilities as of that date, as well as Vail Banks' interest rate sensitivity gap percentages for the periods presented. The table is based on assumptions as to when assets and liabilities will reprice in a changing interest rate environment, and since such assumptions can be no more than estimates, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes than those estimated. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. Therefore, the following table does not and cannot necessarily indicate the actual future impact of general interest rate movements on Vail Banks' net interest income.

STATIC INTEREST RATE SENSITIVITY AT DECEMBER 31, 1999

(dollars in thousands)                                              Maturing or Repricing
                                        -----------------------------------------------------------------------------
                                                                                           Non-Sensitive
                                         1 - 90           91 Days           1 Year           and Over
                                          Days           to 1 Year        to 5 Years          5 Years          Total
                                        --------         ---------        ----------       -------------      -------
Assets

   Investment securities                $  2,112            5,657            14,474           14,548           36,791
   Loans                                 175,145           29,917           104,578           27,095          336,735
   Non-earning assets                                                                         91,436           91,436
                                        --------          -------           -------          -------          -------
     Total assets                        177,257           35,574           119,052          133,079          464,962

Liabilities and shareholders' equity

   Interest-bearing deposits:
     Interest bearing checking*           32,377           19,426            12,950                            64,753
     Money market and other savings*      67,118           40,271            26,846                           134,235
     Certificates of deposit              25,415           49,744            11,588               16           86,763
                                        --------          -------           -------          -------          -------
       Total interest bearing deposits   124,910          109,441            51,384               16          285,751

   Federal funds purchased and other
     short-term borrowings                24,060            6,000                                              30,060
   Non-interest bearing liabilities                                                           89,769           89,769
   Minority interest                                                                             655              655
   Shareholders' equity                                                                       58,727           58,727
                                        --------          -------           -------          -------          -------
     Total liabilities and equity        148,970          115,441            51,384          149,167          464,962

Interest sensitivity gap                $ 28,287          (79,867)           67,668          (16,088)
                                        ========          =======           =======          =======

Cumulative interest sensitivity gap     $ 28,287          (51,580)           16,088
                                        ========          =======           =======
Cumulative gap as a percentage
   of total assets                           6.1%           (11.1)%             3.5%
                                        ========          =======           =======

*Vail Banks' experience with interest bearing checking accounts, money market and savings deposits has been that, although these deposits are subject to immediate withdrawal or repricing, a portion of the balances has remained relatively constant in periods of both rising and falling rates. Therefore, a portion of these deposits is included in all categories except for the "Non-Sensitive and Over 5 Years" category.

CAPITAL RESOURCES

On December 10, 1998 Vail Banks sold 1,680,000 shares of common stock in the Offering, which generated $17.6 million in new equity. At the same time, shareholders' equity was reduced by $467,000 due to the early conversion payment upon the required conversion of preferred stock to common stock.

Shareholders' equity at December 31, 1999 increased to $58.7 million, or 8.0%, from $54.4 million at December 31, 1998. Shareholders' equity increased $36.5 million, or 204.3%, from $17.9 million at December 31, 1997. The increase in 1999 was solely due to the retention of current period earnings. In contrast, the increase in 1998 was due to the Common Stock issued in connection with the Independent merger, Telluride merger, a private offering of $2.0 million in Common Stock, the stock issued in the Offering, and, to a lesser extent, the retention of current period earnings. After netting the effects of the tax loss carryforward and the "equivalent taxation" entry, the total increase in shareholders' equity due to retention of earnings was $3.3 million at December 31, 1998, up $2.6 million from $748,000 at December 31, 1997.

Vail Banks is subject to various regulatory capital requirements administered by the various governmental banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Vail Banks' financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Vail Banks must meet specific guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Vail Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. See "Supervision and Regulation" in Item 1 for explanations of these terms and requirements.

Vail Banks currently maintains, and intends to continue to maintain, Tier 1 capital, Total capital and leverage (Tier 1 capital to average total assets) ratios in excess of the minimum for a "well capitalized" rating.

YEAR 2000 COMPLIANCE

Vail Banks did not experience any material disruptions in its operations or activities as a result of the so-called "Year 2000" problem. In addition, Vail Banks did not incur material expenses in correcting perceived or suspected Year 2000 problems. Furthermore, Vail Banks is not aware that any of its suppliers or customers have experienced any material disruptions in their operations or activities due to Year 2000 problems. Vail Banks does not expect to encounter any such problems in the foreseeable future, although it continues to monitor its computer operations for signs or indications of such problems.

It is possible, however, that Year 2000 problems could still disrupt Vail Banks' operations and the systems of other companies upon which their systems rely. If Vail Banks' systems or the systems of its customers, product vendors, utility vendors, and suppliers experience unforeseen Year 2000 problems in the future, it may negatively impact Vail Banks' systems, operations and financial performance.

EFFECT OF INFLATION AND CHANGING PRICES

The banking industry is unique in that substantially all of the assets and liabilities are of a monetary nature. As a result, interest rates have a more profound effect on a bank's performance than does inflation. Although there is not always a direct relationship between the movement in the prices of goods and services and changes in interest rates, increases in inflation generally lead to increases in interest rates. However, in short periods of time interest rates may not move in the same direction or magnitude as inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 ("the Statement') establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows gains and losses from derivatives to offset related results on the hedged item in the income statement, and requires that a company formally document, designate and assess the effectiveness of transactions for which hedge accounting is applied.

Initially, the Statement was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB amended SFAS No. 133, deferring the effective date by one year. It may be implemented earlier provided adoption occurs as of the beginning of any fiscal quarter after issuance. The Statement may not be applied retroactively. Vail Banks expects to adopt the Statement in the first quarter of 2001. Based upon information available, the impact of adoption is not expected to be material to the Consolidated Financial Statements. Nevertheless, the adoption of the Statement could increase the volatility of reported earnings and shareholders' equity in future periods.

ITEM 7. FINANCIAL STATEMENTS.

The response to this item is included in Part IV, Item 13 of this Report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On January 15, 1999, the Audit Committee of the Board of Directors of Vail Banks, Inc. (the "Company") approved the dismissal of Fortner Bayens Levkulich & Co., P.C. and the hiring of KPMG LLP. The decision to dismiss Fortner Bayens Levkulich & Co., P.C. by the Audit Committee was based on the need to hire a larger accounting firm to meet the Company's needs after the public offering in December 1998.

The report of Fortner, Bayens, Levkulich & Co., P.C. on the Company's financial statements for the fiscal year ended on December 31, 1997 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company's financial statements for the year ended December 31, 1997, and in the subsequent interim period, there were no disagreements with Fortner, Bayens, Levkulich & Co., P.C. on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Fortner, Bayens, Levkulich & Co., P.C., would have caused Fortner, Bayens, Levkulich & Co., P.C. to make reference to the matter in their report.

During the fiscal year ended on December 31, 1997 and through January 15, 1999, the Company did not consult with KPMG LLP on matters (i) regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements, or
(ii) which concerned the subject matter of a disagreement or event identified in response to paragraph (a) (1) (iv) of Item 304 of Regulation S-B with the former auditor.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The information contained under the headings "Information About Nominees For Director and Continuing Directors" and "Compliance with Section 16(a) of the Exchange Act" in the definitive Proxy Statement to be used in connection with the solicitation of proxies for Vail Banks' annual meeting of shareholders to be held on May 16, 2000, to be filed with the Securities and Exchange Commission ("SEC"), is incorporated herein by reference. Information regarding executive officers is included in "Executive Officers of Vail Banks" in Item 1 of this Form 10-KSB.

ITEM 10. EXECUTIVE COMPENSATION.

The information contained under the heading "Executive Compensation" in the definitive proxy statement to be used in connection with the solicitation of proxies for Vail Banks' annual meeting of shareholders to be held on May 16, 2000, to be filed with the SEC, is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information contained under the heading "Beneficial Ownership of Securities " in the definitive proxy statement to be used in connection with the solicitation of proxies for Vail Banks' annual meeting of shareholders to be held on May 16, 2000, to be filed with the SEC, is incorporated herein by reference.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information contained under the heading "Certain Relationships and Related Transactions" in the definitive Proxy Statement to be used in connection with the solicitation of proxies for all Vail Banks' annual meeting of shareholders to be held on May 16, 2000, to be filed with the SEC, is incorporated herein by reference.

ITEM 13. EXHIBITS, LIST AND REPORTS ON FORM 8-K.

(a)  FINANCIAL STATEMENTS.

The following financial statements and notes thereto of Vail Banks begin on page F-1 of this report.

Independent Auditors' Reports
Consolidated Balance Sheets as of December 31, 1999 and 1998 Consolidated
    Statements of Income for the years ended December 31, 1999, 1998 and 1997 Consolidated Statements of Shareholders' Equity for the years ended
    December 31, 1999, 1998 and 1997
Consolidated Statements of Cash Flows for the years ended December 31,
    1999, 1998 and 1997
Notes to Consolidated  Financial  Statements as of December 31, 1999 and
    1998 and for the years ended December 31, 1999, 1998, and 1997.

EXHIBITS

The following exhibits are required to be filed with this Report on 10-KSB by Item 601 of Regulation S-B.

EXHIBIT
   NO.                                 DESCRIPTION
-------                                -----------
  2.1    Merger Agreement and Plan of Reorganization by and between Vail Banks, Inc. and
              Telluride Bancorp, Ltd., dated April 16, 1998, as amended*
  2.2    Merger Agreement and Plan of Reorganization by and between Vail Banks, Inc.,
              WestStar Bank, Independent Bankshares, Inc., and Glenwood Independent Bank,
              dated March 10, 1998*
  3.1    Amended and Restated Articles of Incorporation of the Registrant*
  3.2    Amended and Restated Bylaws of the Registrant*
 10.1    Stock Purchase Agreement by and between Vail Banks, Inc., WestStar Bank,
              Cedaredge Financial Services, Inc., Western Community Bank, and certain
              Company Shareholders, dated July 3, 1997*
 10.2    Stock Incentive Plan, as amended*(1)
 10.3    Change in Control Severance Payment Agreement by and between Vail Banks, Inc. and
              E.B. Chester, dated November 19, 1999
 10.4    Change in Control Severance Payment Agreement by and between Vail Banks, Inc. and
              Lisa M. Dillon, dated November 19, 1999
 10.5    Amended and Restated Stock Incentive Plan Restricted Stock Award Agreement by and
              between Vail Banks, Inc. and Lisa M. Dillon, dated November 19, 1999
 10.6    Amended and Restated Stock Incentive Plan Restricted Stock Award Agreement by and
              between Vail Banks, Inc. and E.B. Chester, dated November 19, 1999
 16.1    Letter of change  of  certifying  accountant*  21.1  Subsidiaries  of the
              Registrant  24.1 Power of Attorney  (on  signature  page) 27.1  Financial  Data
              Schedule

--------------------

(1) Management contract or compensatory plan required to be filed as an exhibit.

* Incorporated by reference from the Registrant's Form SB-2, as amended, Commission File No. 333-60347.

**       Incorporated by reference from the Registrant's Form SB-2, Commission
File No. 333-74571.

(b) REPORTS ON FORM 8-K.

NO REPORTS ON FORM 8-K WERE FILED.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-KSB to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Vail, State of Colorado, on the 27th day of March, 2000.

                                             VAIL BANKS, INC.
    (REGISTRANT)

                                     By:      /s/  Lisa M. Dillon
                                             -----------------------------------
                                     Title:  Lisa M. Dillon, President and
                                             Chief Executive Officer


                        POWER OF ATTORNEY AND SIGNATURES

     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints E.B. Chester, Jr. or Lisa M. Dillon and either of them (with full power in each to act alone), as true and lawful attorneys-in-fact, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Report on Form 10-KSB and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1934, this Report on Form 10-KSB has been signed by the following persons in the capacities indicated on the 27th day of March, 2000.

SIGNATURE                                       TITLE
---------                                       -----

/s/  E. B. Chester, Jr.                   Chairman
-------------------------------------
     E.B. Chester, Jr.

/s/  Lisa M. Dillon                       President and Chief Executive Officer,
-------------------------------------     director (principal executive officer)
     Lisa M. Dillon

/s/  Kay H. Chester                       Director
-------------------------------------
     Kay H. Chester

/s/  Dennis R. Devor                      Director
-------------------------------------
     Dennis R. Devor

/s/  James G. Flaum                       Director
-------------------------------------
     James G. Flaum

/s/  S. David Gorsuch                     Director
-------------------------------------
     S. David Gorsuch

/s/  James M. Griffin                     Director
-------------------------------------
     James M. Griffin

/s/  Martin T. Hart                       Director
-------------------------------------
     Martin T. Hart

/s/  Garner F. Hill II                    Director
-------------------------------------
     Garner F. Hill II

/s/  Robert L. Knous, Jr.                 Director
-------------------------------------
     Robert L. Knous, Jr.

/s/  Kent Myers                           Director
-------------------------------------
     Kent Myers

/s/  Byron A. Rose                        Director
-------------------------------------
     Byron A. Rose

/s/  Donald L. Vanderhoof                 Director
-------------------------------------
     Donald L. Vanderhoof

/s/  E. William Wilto                     Director
-------------------------------------
     E. William Wilto

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
Vail Banks, Inc.:

We have audited the accompanying consolidated balance sheets of Vail Banks, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vail Banks, Inc. and subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
February 25, 2000


                                      F-1

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Vail Banks, Inc.
Vail, Colorado

     We have audited the accompanying consolidated statements of income, stockholders' equity and comprehensive income, and cash flows of Vail Banks, Inc. and Subsidiary for the year ended December 31, 1997. These financial statements are the responsibility of Vail Banks' management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Vail Banks, Inc. and Subsidiary and their cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ FORTNER, BAYENS, LEVKULICH & CO., P.C.

Denver, Colorado
February 20, 1998

                                      F-2

VAIL BANKS, INC.

 Consolidated Balance Sheets

December 31, 1999 and 1998
 (In thousands, except share data)

                                                                               1999         1998
                                                                             ---------   ---------

ASSETS
Cash and due from banks                                                      $  29,971      28,469
Federal funds sold and other short-term investments                                 --      43,105
Investment securities, available for sale                                       31,446      33,022
Investment securities, held to maturity (market value of
    $5,289 and $7,814 in 1999 and 1998, respectively)                            5,345       7,713

Loans                                                                          336,735     269,191
Allowance for loan losses                                                       (2,739)     (2,590)
                                                                             ---------   ---------
             Net loans                                                         333,996     266,601
                                                                             ---------   ---------

Premises and equipment, net                                                     34,954      31,647
Interest receivable                                                              2,724       2,425
Intangible assets                                                               24,177      22,959
Other assets                                                                     2,349       3,182
                                                                             ---------   ---------
                                                                             $ 464,962     439,123
                                                                             =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits:
       Non-interest bearing                                                  $  86,991      91,510
       Interest bearing                                                        285,751     286,062
                                                                             ---------   ---------
             Total deposits                                                    372,742     377,572

    Short-term borrowings:
         Federal funds purchased                                                11,060          --
         FHLB advances                                                          19,000          --
                                                                             ---------   ---------
             Total short-term borrowings                                        30,060          --

    Notes payable                                                                   --       1,114
    Interest payable and other liabilities                                       2,778       5,439
                                                                             ---------   ---------
             Total liabilities                                                 405,580     384,125
                                                                             ---------   ---------

Minority interest                                                                  655         621
                                                                             ---------   ---------

Shareholders' equity
    Preferred  stock -- $1 par value;  2,250,000  shares  authorized,  no shares issued and outstanding at December 31, 1999 and
       1998, respectively                                                           --          --
    Common stock -- $1 par value; 20,000,000 shares authorized,
       6,069,370 and 6,040,608 shares issued and outstanding at
       December 31, 1999 and 1998, respectively                                  6,069       6,041
    Additional paid-in capital                                                  46,747      46,772
    Retained earnings                                                            6,378       1,522
    Accumulated other comprehensive income (loss), net of taxes                   (467)         42
                                                                             ---------   ---------
             Total shareholders' equity                                         58,727      54,377
                                                                             ---------   ---------

                                                                             $ 464,962     439,123
                                                                             =========   =========

See accompanying notes to consolidated financial statements.

                                      F-3
                                     B-44

VAIL BANKS, INC.

Consolidated Statements of Income

Years ended December 31, 1999, 1998 and 1997 (In thousands, except share data)


                                                      1999        1998        1997
                                                  ----------  ----------  ----------
Interest income
    Interest and fees on loans                    $   32,076      18,787      12,570
    Interest on investment securities                  2,152       1,137         956
    Interest on federal funds sold and other
       short-term investments                            854       1,459         496
                                                  ----------  ----------  ----------
             Total interest income                    35,082      21,383      14,022
                                                  ----------  ----------  ----------
Interest expense
    Deposits                                          10,378       7,526       4,251
    Short-term borrowings                                476          31         127
    Notes payable                                         14         111         123
    Mandatorily convertible debentures                    --         141          13
                                                  ----------  ----------  ----------
             Total interest expense                   10,868       7,809       4,514
                                                  ----------  ----------  ----------
             Net interest income                      24,214      13,574       9,508
Provision for loan losses                                455          --         232
                                                  ----------  ----------  ----------
             Net interest income after provision
               for loan losses                        23,759      13,574       9,276
Non-interest income
    Deposit related                                    2,414       1,404         916
    Other                                              1,556         984         357
                                                  ----------  ----------  ----------
                                                       3,970       2,388       1,273

Non-interest expense
    Salaries and employee benefits                     9,929       6,954       5,086
    Occupancy                                          2,174       1,626       1,325
    Furniture and equipment                            1,696       1,151         852
    Amortization of intangible assets                    984         297         133
    Other                                              5,049       3,020       2,391
                                                  ----------  ----------  ----------
                                                      19,832      13,048       9,787
                                                  ----------  ----------  ----------

             Income before income taxes                7,897       2,914         762
Income taxes                                           3,041         955         288
                                                  ----------  ----------  ----------
             Net income                           $    4,856       1,959         474
                                                  ==========  ==========  ==========

Net income                                        $    4,856       1,959         474
Preferred stock dividends                                 --         690          --
                                                  ----------  ----------  ----------
Net income available to common shareholders       $    4,856       1,269         474
                                                  ==========  ==========  ==========
Earnings per share - basic and diluted            $     0.80        0.47        0.23
                                                  ==========  ==========  ==========

Average common shares
    Basic                                          6,040,618   2,691,987   2,100,423
    Diluted                                        6,091,635   3,361,560   2,153,653

See accompanying notes to consolidated financial statements.

                                      F-4
                                     B-45

VAIL BANKS, INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Years ended December 31, 1999, 1998 and 1997 (In thousands, except share data)

                                                                        SERIES A                                COMMON STOCK
                                                                     PREFERRED STOCK       MANDATORY            $1 PAR VALUE
                                                                 ---------------------    CONVERTIBLE      ---------------------
                                                                   SHARES     AMOUNT       DEBENTURES        SHARES     AMOUNT
                                                                 ---------   ---------    -----------      ---------   ---------
Balance at December 31, 1996                                            --   $      --             --      1,782,510   $   1,782
Issuance of common stock for services                                   --          --             --         13,580          14
Sale of common stock                                                    --          --             --        454,890         455
Debentures assumed in acquisition                                       --          --          1,600             --          --
Issuance of preferred stock                                         34,258       2,960             --             --          --
Comprehensive income
    Net income                                                          --          --             --             --          --
    Net change in unrealized gains on investment
      securities available for sale (net of taxes)                      --          --             --             --          --
                                                                 ---------   ---------      ---------      ---------   ---------
            Total comprehensive income                                  --          --             --             --          --
Income tax benefit credited to shareholders' equity                     --          --             --             --          --
                                                                 ---------   ---------      ---------      ---------   ---------
Balance at December 31, 1997                                        34,258       2,960          1,600      2,250,980       2,251
Issuance of common stock for services                                   --          --             --         34,840          35
8% dividends declared on preferred stock                                --          --             --             --          --
Issuance of common stock at  $10 per share, less
selling expenses of $36                                                 --          --             --        204,540         204
Issuance of common stock in conjunction with acquisitions               --          --             --      1,227,683       1,228
Issuance of common stock in conjunction with initial public
    offering at $12 per share less selling expenses of $2,571           --          --             --      1,680,000       1,680

Conversion of preferred stock to common stock including preferred stock dividend in conjunction with initial public
    offering less conversion costs of $20                          (34,258)     (2,960)            --        342,565         343
Conversion of mandatorily convertible debentures to
    common stock in conjunction with initial public offering            --          --         (1,600)       300,000         300
Comprehensive income
    Net income                                                          --          --             --             --          --
    Net change in unrealized gains on investment
      securities available for sale (net of taxes)                      --          --             --             --          --
                                                                 ---------   ---------      ---------      ---------   ---------
            Total comprehensive income                                  --          --             --             --          --
Income tax benefit credited to shareholders' equity                     --          --             --             --          --
                                                                 ---------   ---------      ---------      ---------   ---------
Balance at December 31, 1998                                            --          --             --      6,040,608       6,041
Issuance of restricted common stock                                     --          --             --         28,762          28
Recognition of stock compensation on restricted stock                   --          --             --             --          --
Comprehensive income
    Net income                                                          --          --             --             --          --
    Net change in unrealized losses on investment
      securities available for sale (net of taxes)                      --          --             --             --          --
                                                                 ---------   ---------      ---------      ---------   ---------
            Total comprehensive income                                  --          --             --             --          --
                                                                 ---------   ---------      ---------      ---------   ---------
Balance at December 31, 1999                                            --   $      --             --      6,069,370   $   6,069
                                                                 =========   =========      =========      =========   =========


                                                                                                 ACCUMULATED
                                                                    ADDITIONAL     RETAINED         OTHER
                                                                     PAID-IN        EARNINGS    COMPREHENSIVE
                                                                     CAPITAL       (DEFICIT)        INCOME           TOTAL
                                                                    ----------     ---------    -------------      ---------

Balance at December 31, 1996                                            7,871           (221)            (3)         9,429
Issuance of common stock for services                                      62             --             --             76
Sale of common stock                                                    2,571             --             --          3,026
Debentures assumed in acquisition                                          --             --             --          1,600
Issuance of preferred stock                                                --             --             --          2,960
Comprehensive income
    Net income                                                             --            474             --            474
    Net change in unrealized gains on investment
      securities available for sale (net of taxes)                         --             --             29             29
                                                                    ---------      ---------      ---------      ---------
            Total comprehensive income                                     --            474             29            503
Income tax benefit credited to shareholders' equity                       274             --             --            274
                                                                    ---------      ---------      ---------      ---------
Balance at December 31, 1997                                           10,778            253             26         17,868
Issuance of common stock for services                                     172             --             --            207
8% dividends declared on preferred stock                                   --           (243)            --           (243)
Issuance of common stock at  $10 per share, less
selling expenses of $36                                                 1,806             --             --          2,010
Issuance of common stock in conjunction with acquisitions              12,867             --             --         14,095
Issuance of common stock in conjunction with initial public
    offering at $12 per share less selling expenses of $2,571          15,909             --             --         17,589
Conversion of preferred stock to common stock including
    preferred stock dividend in conjunction with initial public
    offering less conversion costs of $20                               2,597           (447)            --           (467)
Conversion of mandatorily convertible debentures to
    common stock in conjunction with initial public offering            1,300             --             --             --
Comprehensive income
    Net income                                                             --          1,959             --          1,959
    Net change in unrealized gains on investment
      securities available for sale (net of taxes)                         --             --             16             16
                                                                    ---------      ---------      ---------      ---------
            Total comprehensive income                                     --          1,959             16          1,975
Income tax benefit credited to shareholders' equity                     1,343             --             --          1,343
                                                                    ---------      ---------      ---------      ---------
Balance at December 31, 1998                                           46,772          1,522             42         54,377
Issuance of restricted common stock                                       (28)            --             --             --
Recognition of stock compensation on restricted stock                       3             --             --              3
Comprehensive income
    Net income                                                             --          4,856             --          4,856
    Net change in unrealized losses on investment
      securities available for sale (net of taxes)                         --             --           (509)          (509)
                                                                    ---------      ---------      ---------      ---------
            Total comprehensive income                                     --          4,856           (509)         4,347
                                                                    ---------      ---------      ---------      ---------
Balance at December 31, 1999                                           46,747          6,378           (467)        58,727
                                                                    =========      =========      =========      =========

See accompanying notes to consolidated financial statements.

                                      F-5
                                     B-46

VAIL BANKS, INC.

 Consolidated Statements of Cash Flows

Years ended December 31, 1999, 1998 and 1997
(In thousands)

                                                                                  1999       1998       1997
                                                                                --------   --------   --------
Cash flows from operating activities
    Net income                                                                  $  4,856      1,959        474
    Adjustments to reconcile net income to net cash provided from operating activities, net of effects of purchase business combinations:
         Amortization of intangible assets                                           984        297        133
         Depreciation and amortization of premises and equipment                   2,026      1,421        885
         Provision for loan losses                                                   455         --        232
         Recognition of stock compensation on restricted stock                         3         --         --
         Net amortization of premiums (accretion of discounts) on
            investment securities                                                     92         11        (82)
         Deferred income tax expense                                                 593        902        274
         Changes in operating assets and liabilities:
            Decrease (increase) in interest receivable                              (298)       119       (348)
            Decrease (increase) in intangible and other assets                      (723)      (903)        20
            Increase (decrease) in interest payable and other liabilities         (2,839)    (1,406)     3,954
            Other, net                                                                34         (9)       (11)
                                                                                --------   --------   --------
                   Net cash provided by operating activities                       5,183      2,391      5,531
                                                                                --------   --------   --------
Cash flows from investing activities, net of effects of
    purchase business combinations
       Net decrease (increase)  in federal funds sold                             43,105    (12,867)   (10,403)
       Purchase of investment securities available for sale                      (16,869)      (575)      (238)
       Proceeds from maturities of investment securities held to maturity          2,368      7,760        450
       Proceeds from maturities of investment securities available for sale       17,516      2,412      4,610
       Net increase in loans                                                     (67,819)   (15,467)   (13,943)
       Purchase of premises and equipment                                         (4,822)    (5,252)    (2,205)
       Net cash received in (paid for) acquisitions                               35,551     (8,259)    (1,353)
                                                                                --------   --------   --------
                   Net cash provided (used) by investing activities                9,030    (32,248)   (23,082)
                                                                                --------   --------   --------
Cash flows from financing activities, net of effects of
    purchase business combinations
       Net increase (decrease) in deposits                                       (41,657)    24,058     19,857
       Net increase in federal funds purchased                                    11,060         --         --
       Net increase in FHLB advances                                              19,000         --         --
       Net decrease in repurchase agreements                                          --       (308)    (1,339)
       Proceeds from issuance of common stock                                         --     19,806      3,026
       Cash paid in conversion of preferred stock to common stock                     --        (20)        --
       Dividends paid                                                                 --       (690)        --
       Repayments of notes payable                                                (1,114)    (1,200)    (4,765)
                                                                                --------   --------   --------
                   Net cash provided (used) by financing activities              (12,711)    41,646     16,779
                                                                                --------   --------   --------
                   Net increase (decrease) in cash and due from banks              1,502     11,789       (772)
Cash and due from banks at beginning of year                                      28,469     16,680     17,452
                                                                                --------   --------   --------
Cash and due from banks at end of year                                          $ 29,971     28,469     16,680
                                                                                ========   ========   ========
Supplemental disclosures of cash flow information Cash paid during the year for:
       Interest                                                                 $ 10,991      7,584      4,360
                                                                                ========   ========   ========
       Income taxes                                                             $  2,470         71          8
                                                                                ========   ========   ========
Noncash investing and financing transactions
    Foreclosure of collateralized loans, net of reserve                         $    306         --         --
                                                                                ========   ========   ========

See accompanying notes to consolidated financial statements.

                                      F-6
                                     B-47

VAIL BANKS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Vail Banks, Inc. (VBI) and its wholly owned subsidiary, WestStar Bank (WestStar). WestStar and VBI own a 54.04% interest in Avon 56 Limited which is also included in the accompanying consolidated financial statements. All entities are collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

     In 1993, VBI was formed as a bank holding company for WestStar and is engaged in the management and operation of financial institutions primarily in the western slope region of Colorado. Colorado counties served by the Company include Summit, Eagle, Delta, Garfield, Ouray, San Miguel and Montrose, as well as the Denver Metropolitan area. The Company offers a full range of loan and deposit products to local consumers and commercial businesses.

     On December 10, 1998, the Company sold shares of its $1 par value common stock in an initial public offering (the offering). In conjunction with the offering, VBI issued 1,680,000 new shares at $12 per share. Also in conjunction with the offering, the Company acquired Telluride Bancorp, Ltd., which was merged into VBI, and its two subsidiary banks, Bank of Telluride and Western Colorado Bank, both of which are now operated as branches of WestStar.

(b)  CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers cash equivalents to represent cash and due from banks. Cash equivalents include uninsured deposits in financial institutions approximating $20,828 and $6,597 at December 31, 1999 and 1998, respectively, other than amounts on deposit at the Federal Home Loan Bank of Topeka and the Federal Reserve Bank.

(c)  INVESTMENT SECURITIES

     Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization or accretion of premiums or discounts. Other investment securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of shareholders' equity, and the annual change of such gains and losses are reported as other comprehensive income. Transfer of securities between categories are recorded at fair value on the date of transfer.

     Realized gains and losses on the sale of investment securities are determined using the specific identification method at the time of sale or redemption at maturity. Discounts or premiums are accreted or amortized using the level-yield method to the earlier of call date or maturity of the related held-to-maturity security.

                                      F-7
                                     B-48

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(d)  LOANS AND INTEREST INCOME

     Loans are reported net of unearned interest and unamortized deferred fees and costs. Interest income on loans is accrued daily on the principal balance outstanding, if such income is deemed collectible. Generally, the Company places loans on nonaccrual status when payments are more than 90 days past due or when management believes it is probable that the Company will not collect all of its outstanding principal. When placing a loan on nonaccrual status, interest accrued to date is generally reversed unless the net realizable value of the underlying collateral is sufficient to cover principal and accrued interest. When such a reversal is made, interest accrued during prior years is charged to the allowance for loan losses. All other interest reversed on nonaccrual loans is charged against current year interest income.

     Loans are considered impaired when it is probable that the Company will be unable to fully collect amounts due in accordance with the contractual terms of the loans. Impaired loans are measured by using discounted cash flows, except when it is determined that the sole source of repayment for the loan is operation or liquidation of the collateral. In such case, the current fair value of the collateral, reduced by estimated selling costs, is used in place of discounted cash flows. If the measurement of the impaired loan is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an existing allocation of the allowance for losses on loans.

     The Company calculates gains or losses on sales of participating interests in loans receivable by determining the difference between the weighted average yield of the loans sold and the yield rate guaranteed to the purchaser, adjusted for estimated cost of servicing the loans receivable. The resulting premium or discount is amortized or accreted to interest income using the level-yield method over the contractual life of the loans. Loans held for sale are recorded at the lower of cost or estimated market value.

     Loan and commitment fees, net of certain loan origination costs, are deferred and recognized as an adjustment of yield using the level-yield method over the contractual lives of the loans.

(e)  PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The Company's allowance for loan losses (the allowance) is increased by provisions charged to expenses and reduced by loans charged off, net of recoveries. It is maintained at a level considered adequate to absorb potential loan losses determined on the basis of management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loan loss experience and trends, changes in the composition of the loan portfolio, the current volume and condition of loans outstanding and the probability of collecting all amounts due. The allowance is based primarily on management's estimates of possible loan losses from these procedures and historical experiences. These estimates involve judgments and a certain level of subjectivity; changes in economic conditions may necessitate revisions in future years.

     Various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require the Company to record additional provisions for potential losses based upon their evaluation of information available at the time of their examination.

                                      F-8
                                     B-49

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(f)  PREMISES AND EQUIPMENT

     Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, which are estimated at up to 50 years for buildings and three to seven years for equipment.

     In 1999, the Company changed the estimated useful lives of certain buildings from 36 to 50 years. The effect on income before income taxes, net income, basic earnings per share and diluted earnings per share for the year ended December 31, 1999 was $160, $98, $0.01 and $0.02, respectively.

(g)  INTANGIBLE ASSETS

     Intangible assets primarily represent goodwill related to the excess of cost paid in purchase transactions over the fair value of the net assets acquired. Amortization is computed using the straight-line method over 25 years. Capitalized costs and accumulated amortization for costs in excess of fair value of net assets acquired as of December 31 are as follows:


                                       1999         1998
                                      -------      ------

Capitalized costs                     $25,773      23,545
Accumulated amortization               (1,596)       (586)
                                      -------      ------
                                      $24,177      22,959
                                      =======      ======

     The Company assesses the recoverability of intangible assets by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future net cash flows of the acquired institutions. The assessment of the recoverability of goodwill will be impacted if estimated undiscounted future net cash flows are not achieved.

(h)  FORECLOSED PROPERTIES

     Included in other assets on the accompanying consolidated balance sheets are foreclosed properties which were acquired through foreclosure, deed in lieu of foreclosure, or repossession. Foreclosed properties are recorded at the lower of cost or fair value less estimated costs to sell. Losses at the time of transfer from loans are charged to the allowance for loan losses. Subsequent adjustments to value and gains or losses on sales are included in operating expenses. Rental income and costs of maintaining the properties are also included in operations.

(i)  INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. VBI and its subsidiary file consolidated income tax returns.

(j)  CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk arise when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company's loan portfolio consists primarily of

                                      F-9
                                     B-50

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     commercial and real estate loans located in Colorado, making the value of the portfolio more susceptible to declines in real estate values and other changes in economic conditions in Colorado. The Company does not believe it has a significant exposure to any individual customer.

(k)  DISCLOSURES OF FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards (SFAS) No. 107, Disclosure about Fair Value of Financial Instruments, requires the Company to disclose estimated fair values of its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on financial instruments owned at December 31, 1999 and 1998 without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments, including deferred tax assets and premises and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in these estimates.

(l)  EARNINGS PER SHARE

     The Company computes basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share (Statement 128). Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. In addition, the numerator is adjusted for any changes in net income that would have resulted from the assumed conversion of the potential common shares and includes the preferred stock dividends.

(m)  STOCK INCENTIVE PLAN

     The Company accounts for its stock incentive plans in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (Statement 123), which permits entities to expense over the vesting period the fair value of stock-based awards as measured on the date of grant. Alternatively, Statement 123 allows entities to apply the provisions of APB Opinion No. 25 while disclosing pro forma net income and pro forma earnings per share for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

                                      F-10

(n)  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o)  RECLASSIFICATIONS

     Certain   reclassifications  have  been  made  to  the  previous  financial statements to conform to their 1999 presentation.

(2)  BUSINESS COMBINATIONS

(a)  WORLD SAVINGS BRANCH

     On May 21, 1999, WestStar Bank purchased certain assets and assumed certain liabilities of the Glenwood Springs, Colorado branch of World Savings Bank, FSB, Oakland, California for $1,346 in cash. Cash and deposits of $36,897 and $36,835, respectively, were acquired in the purchase, and goodwill of $997 was recorded.

(b)  TELLURIDE BANCORP, LTD.

     On December 15, 1998, the Company purchased all of the outstanding stock of Telluride Bancorp, Ltd. (Telluride) and its wholly owned subsidiaries, Bank of Telluride and Western Colorado Bank, for $13,331 in cash and 908,913 shares of stock.

     The acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase price over the fair value of net assets acquired has been recorded as goodwill and is being amortized over 25 years. The estimated fair values of assets and liabilities acquired are summarized as follows (in thousands):


Cash and due from banks                            $   7,340
Federal funds sold                                    10,825
Investment securities                                 23,078
Loans, net of allowance for loan losses of $1,153     80,598
Premises and equipment                                 9,366
Other assets                                           1,703
Goodwill                                              14,395
Deposits                                            (119,897)
Notes payable                                         (1,114)
Other liabilities                                     (1,510)
                                                   ---------

    Consideration and expenses paid                $  24,784
                                                   =========

                                      F-11
                                      B-52

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(c)  INDEPENDENT BANKSHARES, INC.

     On July 31, 1998, the Company purchased all of the outstanding stock of Independent Bankshares, Inc. (Independent) and its subsidiary bank, Glenwood Independent Bank (Glenwood), for $3,816 in cash and 318,770 shares of stock.

     The acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the net assets acquired of $7,120 has been recorded as goodwill and is being amortized over 25 years.

(d)  CEDAREDGE FINANCIAL SERVICES, INC.

     On November 30, 1997, the Company purchased all of the outstanding stock of Cedaredge Financial Services, Inc. (Cedaredge) and its wholly owned subsidiary, Western Community Bank. These entities were merged into the Company. The Company paid cash of $3,250 and assumed Cedaredge's mandatorily convertible debentures of $1,600.

     The acquisition has been accounted for under the purchase method of accounting, and the excess of the purchase price over the fair value of net assets acquired of $1,831 has been recorded as goodwill and is being amortized over 25 years.

                                      F-12

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     The Company has entered into consulting and non-complete agreements with two of Cedaredge's executives. Under the agreement, annual payments of $110 are payable to these individuals for five years, beginning in 1997. Future maturities of the remaining obligation are as follows:

YEAR ENDING          PRINCIPAL
DECEMBER 31,         MATURITIES      INTEREST      TOTAL
------------         ----------      --------      -----

   2000              $       93            17        110
   2002                     102             8        110
                     ----------      --------      -----

                     $      195            25        220
                     ==========      ========      =====

(e)  VNB BUILDING CORPORATION

     In 1994,  the Company  purchased a 28%  interest in Vail 108 Limited  (Vail
     108), the only asset owned at the time by VNB Building Corporation (VNB). In December 1997, the Company acquired the remaining interest in Vail 108 through a merger with VNB. VNB owned the property in which the Company's main branch in Vail is located. In connection with the merger, the Company issued 34,258 shares of Series A Preferred Stock for $2,960 and cash of $300. Such preferred stock was converted to common shares on a share-for-share basis in conjunction with the Company's initial public offering.

(f)  PRO FORMA RESULTS OF OPERATIONS (UNAUDITED)

     The operating results of the Company's acquisitions are included in the Company's consolidated results of operations from the dates of acquisition. The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions of Telluride and Independent had occurred at the beginning of 1997, after giving effect to certain adjustments, including depreciation, amortization of intangible assets, debt repayment, dividends on preferred stock and income taxes. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of either what would have occurred had the acquisitions been made as of those dates or results which may occur in the future.


                                                          1998        1997
                                                        -------     -------

Interest income                                         $32,053      28,303
Interest expense                                         11,519       9,801
                                                        -------     -------

                                                         20,534      18,502
Provision for loan losses                                   442         475
                                                        -------     -------

Net interest income after provision for loan losses      20,092      18,027
Non-interest income                                       3,418       3,181
Non-interest expense                                     19,581      19,092
                                                        -------     -------

Income before income taxes                                3,929       2,116
Income taxes                                              1,464         907
                                                        -------     -------

Net income                                              $ 2,465       1,209
                                                        =======     =======

                                      F-13

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(3)  INVESTMENT SECURITIES

     Investment securities at December 31 consist of the following:

                                                        1999
                               -------------------------------------------------------
                                                GROSS          GROSS
                               AMORTIZED      UNREALIZED     UNREALIZED         MARKET
                                 COST           GAINS          LOSSES           VALUE
                               ---------      ----------     ----------        -------

Available-for-sale
   U.S. Treasury                $ 1,808             --              (4)          1,804
   Government agencies           13,664             --            (246)         13,418
   State and municipal            6,128             10             (83)          6,055
   Mortgage-backed securities     8,190             --            (384)          7,806
   Equity securities              2,363             --              --           2,363
                                -------        -------         -------         -------

                                $32,153             10            (717)         31,446
                                =======        =======         =======         =======

Held-to-maturity
   U.S. Treasury                $ 3,994             --             (25)          3,969
   Mortgage-backed securities     1,351             --             (31)          1,320
                                -------        -------         -------         -------

                                $ 5,345             --             (56)          5,289
                                =======        =======         =======         =======

                                                        1998
                               -------------------------------------------------------
                                                GROSS          GROSS
                               AMORTIZED      UNREALIZED     UNREALIZED         MARKET
                                 COST           GAINS          LOSSES           VALUE
                               ---------      ----------     ----------        -------

Available-for-sale
   U.S. Treasury                $ 8,466             27              (2)          8,491
   Government agencies           13,723              8              (2)         13,729
   State and municipal            7,928             29              (5)          7,952
   Mortgage-backed securities       811              1              --             812
   Equity securities              2,038             --              --           2,038
                                -------        -------         -------         -------

                                $32,966             65              (9)         33,022
                                =======        =======         =======         =======

Held-to-maturity
   U.S. Treasury                $ 5,986             63              --           6,049
   State and municipal               50             --              --              50
   Mortgage-backed securities     1,677             38              --           1,715
                                -------        -------         -------         -------

                                $ 7,713            101              --           7,814
                                =======        =======         =======         =======

                                      F-14

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of investment securities at December 31, 1999 are as follows:


                                          AVAILABLE FOR SALE        HELD TO MATURITY
                                        -----------------------  -----------------------
                                        AMORTIZED       MARKET   AMORTIZED       MARKET
                                          COST           VALUE     COST           VALUE
                                        ---------       -------  ---------       -------
Due within one year                      $ 7,076          7,061        --             --
Due after one year through five years     11,139         10,952     3,994          3,968
Due after five years through ten years     2,807          2,712       381            375
Due after ten years                       11,131         10,721       970            946
                                         -------        -------   -------        -------

                                         $32,153         31,446     5,345          5,289
                                         =======        =======   =======        =======

     Securities with a carrying value of $21,739 and $30,329 at December 31, 1999 and 1998, respectively, are pledged as collateral to secure public deposits and for other purposes as permitted or required by law.

     As a member of the Federal Home Loan Bank (FHLB) system, the Company is required to maintain an investment in stock of the FHLB equal to the greater of 1% of certain residential mortgages or 5% of FHLB advances. The Company has a blanket pledge with the FHLB and has pledged all of its stock in the FHLB, and all otherwise unpledged or unencumbered federal funds sold, government agency securities, certain qualifying loans and mortgaged-backed securities.

(4)  LOANS

     Loans at December 31 consist of the following:


                                         1999            1998
                                       --------        --------

     Commercial and industrial         $165,373         130,677
     Real estate - construction          80,959          55,642
     Real estate - mortgage              59,898          51,000
     Consumer and other                  30,505          31,872
                                       --------        --------

                                       $336,735         269,191
                                       ========        ========

     Transactions in the allowance for loan losses are summarized as follows:


                                                   1999      1998      1997
                                                 -------   -------   -------

     Allowance at beginning of year              $ 2,590     1,364       823
     Loans charged off                              (381)     (168)      (58)
     Recoveries on loans previously charged off       75        48        24
     Provision for loan losses                       455        --       232
     Acquired through acquisition                     --     1,346       343
                                                 -------   -------   -------

     Allowance at end of year                    $ 2,739     2,590     1,364
                                                 =======   =======   =======

                                      F-15

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

The principal balance of loans on which the accrual of interest has been discontinued was $1,843 and $322 at December 31, 1999 and 1998, respectively. Interest income that would have been recorded for nonaccrual loans had they been performing in accordance with their contractual requirements was $127 and $74 for the years ended December 31, 1999 and 1998, respectively. Actual interest income recorded for these loans was $84 and $44 for the years ended December 31, 1999 and 1998, respectively.

The recorded investment in impaired loans and the related impairment allowance determined under SFAS No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (collectively referred to as Statement 114), was $854 and $494, respectively, at December 31, 1999 and $1,616 and $350, respectively, at December 31, 1998. All impaired loans have associated impairment allowances. The majority of impaired loans requiring a Statement 114 allowance are measured using the fair value of the underlying collateral since these loans are considered collateral dependent.

The average recorded investment in impaired loans for the years ended December 31, 1999 and 1998 was $890 and $108, respectively. Interest recorded on impaired loans for the years ended December 31, 1999 and 1998 was $42 and $266, respectively.

(5)  PREMISES AND EQUIPMENT

     Premises and equipment at December 31 consist of the following:


                                                   1999             1998
                                                 --------         --------

Land                                             $  6,207            5,922
Buildings                                          22,377           19,521
Leasehold improvements                              2,141            3,662
Furniture, fixtures and equipment                   9,504            8,510
                                                 --------         --------

                                                   40,229           37,615

Accumulated depreciation and amortization          (5,275)          (5,968)
                                                 --------         --------

     Premises and equipment, net                 $ 34,954           31,647
                                                 ========         ========

     Depreciation and amortization expense on premises and equipment was $2,026, $1,421 and $885 for the years ended December 31, 1999, 1998 and 1997, respectively.

                                      F-16

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(6)  DEPOSITS

     Deposits at December 31 consist of the following:


                                                   1999            1998
                                                 --------        --------

Non-interest bearing checking                    $ 86,991          91,510
Interest bearing checking                          64,753          61,050
Money market                                      102,784          90,839
Savings                                            31,451          42,165
Certificates of deposit under $100,000             58,246          47,536
Certificates of deposit $100,000 and over          28,517          44,472
                                                 --------        --------

                                                 $372,742         377,572
                                                 ========        ========

Scheduled maturities of time deposits at December 31, 1999 are as follows:


                                                              2004 AND
                           2000     2001     2002     2003   THEREAFTER   TOTAL
                         -------  -------  -------  -------  ----------  -------

Certificates of deposit
under $100,000           $48,620    6,049    2,264      863       450     58,246
Certificates of deposit
$100,000 and over         26,539    1,034      742      202        --     28,517
                         -------  -------  -------  -------   -------    -------

                         $75,159    7,083    3,006    1,065       450     86,763
                         =======  =======  =======  =======   =======    =======

(7)  RELATED PARTY TRANSACTIONS

     The Company had net loans receivable from directors, executive officers and principal shareholders (more than ten percent ownership through attribution) of the Company and their related businesses at December 31 as follows:


                                             1999          1998
                                            ------        ------

Directors and principal shareholders        $6,124           322
Executive officers                              99            85
                                            ------        ------

                                            $6,223           407
                                            ======        ======

(8)  SHORT-TERM BORROWINGS

     Short-term borrowings at December 31, 1999 consist of the following:


                                                                 WEIGHTED
                                                                 AVERAGE
                               AMOUNT        MATURITY         INTEREST RATE
                               -------       --------         -------------

Federal funds purchased        $11,060          --                 6.00%
FHLB advances                   19,000        2000                 5.92%
                               -------

                               $30,060
                               =======

                                      F-17
                                      B-58

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     Advances from the FHLB are secured by the Company's FHLB stock, qualifying loans receivable and investment securities.

(9)  COMMITMENTS

LEASES

     The Company leases facilities and equipment under leases that expire through the year 2010. Several leases have renewal options. Future minimum rental commitments under the leases as of December 31, 1999 are as follows:


                         FACILITIES     EQUIPMENT      TOTAL
                         ----------     ---------      ------

2000                       $  570            40           610
2001                          436            18           454
2002                          416            --           416
2003                          417            --           417
2004 and thereafter         1,020            --         1,020
                           ------        ------        ------

                           $2,859            58         2,917
                           ======        ======        ======

     Rental expense for December 31, 1999, 1998 and 1997 was $590, $587 and $749, respectively.

(10) INCOME TAXES

     Income taxes for the years ended December 31 were allocated as follows:


                                                     1999      1998     1997
                                                    -------   -------  -------

Income from continuing operations                   $ 3,041       955      288
Shareholders' equity for unrealized gains (losses)
   on investment securities                            (254)        5        9
                                                    -------   -------  -------

                                                    $ 2,787       960      297
                                                    =======   =======  =======

     Income taxes (benefit) for the years ended December 31, consists of the following:


                                    CURRENT      DEFERRED        TOTAL
                                    -------      --------        ------

Year ended December 31, 1999
    Federal                         $2,183           537          2,720
    State                              265            56            321
                                    ------        ------         ------

                                    $2,448           593          3,041
                                    ======        ======         ======

Year ended December 31, 1998
    Federal                         $   53           960          1,013
    State                               --           (58)           (58)
                                    ------        ------         ------

                                    $   53           902            955
                                    ======        ======         ======

                                      F-18

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)


                                   CURRENT     DEFERRED     TOTAL
                                   -------     --------     -----

Year ended December 31, 1997
    Federal                         $ 14         274         288
    State                             --          --          --
                                    ----        ----        ----

                                    $ 14         274         288
                                    ====        ====        ====

 Income taxes differs from the amounts computed by applying the U.S. federal income tax rate to pretax earnings as a result of the following:


                                     1999      1998      1997
                                    -------   -------   -------

Computed "expected" tax expense     $ 2,685       991       259
State income taxes, net of federal
    income tax effects                  175       (38)       --
Decrease in valuation allowance on
    deferred tax assets                  --       (58)       --
Tax-exempt interest                     (91)      (53)       (8)
Goodwill amortization                   334        93        41
Other, net                              (62)       20        (4)
                                    -------   -------   -------

                                    $ 3,041       955       288
                                    =======   =======   =======

     The significant components of deferred income taxes attributable to income from continuing operations for the years ended December 31 are as follows:


                                                  1999        1998         1997
                                                  ----        ----         ----

Deferred tax expense (exclusive of the
    effects of other components below)            $593         960          274
Decrease in beginning-of-the-year
    balance of the valuation allowance for
    deferred tax assets                             --         (58)          --
                                                  ----        ----         ----

                                                  $593         902          274
                                                  ====        ====         ====

                                      F-19

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities resulting in significant components of deferred income taxes at December 31 are as follows:


                                                       1999          1998
                                                      ------        ------

Deferred tax assets
    Net operating loss carryforwards                  $  845         1,349
    Allowance for loan losses                            277           425
    Unrealized losses on investment securities
       available for sale                                240            --
    Other                                                306           380
                                                      ------        ------

             Total deferred tax assets                 1,668         2,154
                                                      ------        ------

Deferred tax liabilities
    Allowance for loan losses                             --           307
    Basis of premises and equipment                    1,004           815
    Unrealized gains on investment securities
       available for sale                                 --            14
    Other                                                 79            47
                                                      ------        ------

             Total deferred tax liabilities            1,083         1,183
                                                      ------        ------

Net deferred tax asset                                $  585           971
                                                      ======        ======

     In assessing the realization of deferred tax assets, management considers the reversal of existing temporary differences and estimated future taxable income. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income in the period in which temporary differences become deductible. The Company believes that it is more likely than not that the deferred tax assets will be realized.

     The Company's net operating loss carryforwards are attributable to the prior operations of a bank that was merged into the Company in January 1993 for which a quasi reorganization was effected. Therefore, the realization of such carryforwards were recognized as a direct addition to shareholders' equity in accordance with SFAS No. 109, Accounting for Income Taxes.

     At December 31, 1999, the Company has net operating loss carryforwards for federal income tax purposes of $1,600, the components of which expire in the years 2006 and 2007. The Company also has $8,800 of additional net operating loss carryforwards for state income tax purposes, the components of which expire in the years 2006 through 2010. These net operating loss carryforwards are subject to separate return limitations.

                                      F-20
                                      B-61

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(11) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit.

     Those instruments involve, to a varying degree, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At December 31 these commitments are as follows:


                                                1999       1998
                                              -------     ------

Financial instruments whose contractual
    amounts represent credit risk
       Commitments to extend credit           $52,600     54,963
       Letters of credit                        2,193      3,502
                                              -------     ------

                                              $54,793     58,465
                                              =======     ======

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the commitments do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.

     Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

                                      F-21
                                      B-62

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(12) SHAREHOLDERS' EQUITY

(a)  SHAREHOLDERS' AGREEMENTS

     During 1996 through 1998, the Company and certain of its shareholders entered into shareholder agreements containing terms and conditions affecting the ownership of shares covered by such agreements. In December 1998, these agreements were terminated in conjunction with the initial public offering.

     In 1998 and 1997, shares of common stock totaling 34,840, and 13,580, respectively, were issued for services under the agreements. The services were valued at the book value of the stock issued of $207 and $76, respectively. These amounts were charged to income in the year incurred.

(b)  STOCK INCENTIVE PLAN

     InJanuary 1998, the Company adopted a Stock Incentive Plan (the Plan) pursuant to which the Compensation Committee of the Board of Directors may grant incentive stock options, nonqualified stock options, restricted stock awards and performance share awards to certain employees, directors and others that perform services for the Company.

     The number of shares available for grant of awards under the Plan, if any, will be determined by the Company's shareholders. If granted, outstanding options will be counted against the authorized pool of shares, regardless of their vested status.

     The option price for each grant of a stock option will not be less than the fair market value on the date the option is granted. The committee may determine the restrictions and conditions under which options may be exercised. Options must be exercised within ten years of the date granted.

     The Plan provides for the grant of restricted stock awards subject to restrictions, which the committee may determine. The restrictions would typically require continued employment in order to vest in the restricted stock. Vesting may also be based upon attainment of certain performance measures.

     At December 31, 1999, there were 444,118 shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1999 was $3.55 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999
     - expected dividend yield of 0.0%, risk-free interest rate of 6.6%, expected life of 4 years, and calculated volatility of the stock over the life of the options of 27.0%.

     The Company applies APB Opinion No. 25 in accounting for options granted under the Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements.

                                      F-22

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                      1999             1998
                                    ---------        ---------

Net income
   As reported                      $   4,856            1,959
   Pro forma                            4,626            1,855

Earnings per share - diluted
   As reported                      $    0.80             0.47
   Pro forma                             0.76             0.47

          Stock option activity since the Plan's inception in 1999 is as follows:


                                                                WEIGHTED
                                                                AVERAGE
                                               NUMBER OF        EXERCISE
                                                SHARES           PRICE
                                               ---------        --------

Options outstanding at December 31, 1997             --         $   --

      Granted                                   319,000           8.66
      Forfeited                                  (3,000)          8.54
                                                -------

Options outstanding at December 31, 1998        316,000           8.66

      Granted                                   124,270          11.48
      Forfeited                                  (7,150)          9.65
                                                -------

Options outstanding at December 31, 1999        433,120         $ 9.46
                                                =======         ======

Options exercisable at December 31, 1999         83,000         $ 8.66
                                                =======         ======

     At December 31, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $8.54 to $12.25 and
     3.3 to 9.9 years, respectively.

     In November 1999, the Company granted 28,762 restricted shares of common stock to officers of the Company. These shares were granted under the Plan. The Company will recognize compensation expense of $302 ratably over the vesting period of 10 years. For the year ended December 31, 1999, compensation expense related to the vested shares was $3.

(c)  MANDATORILY CONVERTIBLE DEBENTURES

     In connection with its acquisition of Cedaredge, the Company assumed mandatorily convertible debentures totaling $1,600. In connection with the Company's initial public offering, the debentures were mandatorily converted to 300,000 shares of the Company's common stock.

                                      F-23

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(d)  PREFERRED STOCK

     In connection with the Company's initial public offering, each share of Series A preferred stock, was mandatorily converted into one share of common stock. Dividends on the stock were payable quarterly at the rate of 8% in either cash or in shares of Series B Preferred stock at the option of the Board of Directors. Series A and Series B preferred stock of 200,000 and 50,000 shares, respectively, remain authorized as of December 31, 1999.

     In December 1998, the Company's Board of Directors authorized an additional 2,000,000 shares of preferred stock. None of these shares were issued in 1999 or 1998.

(e)  EARNINGS PER SHARE

     The following table presents the income and average outstanding share amounts used to calculate earnings per share for the years ended December 31:


                                                      1999        1998         1997
                                                   ----------  ----------   ----------

Basic earnings per share computation
    Net income                                     $    4,856       1,959          474
    Preferred stock dividends                              --        (690)          --
                                                   ----------  ----------   ----------

             Income available to shareholders      $    4,856       1,269          474
                                                   ==========  ==========   ==========

    Average shares outstanding - basic              6,040,618   2,691,987    2,100,423

    Basic earnings per share                       $     0.80        0.47         0.23
                                                   ==========  ==========   ==========

Diluted earnings per share computation
    Income available to shareholders               $    4,856       1,269          474
    Income impact of assumed conversions:
       Preferred stock                                     --         690           --
       Mandatorily convertible debentures                  --         141           13
                                                   ----------  ----------   ----------

             Net income available to shareholders
    plus assumed conversions                       $    4,856       2,100          487
                                                   ==========  ==========   ==========

    Weighted-average shares
       Average shares outstanding - basic           6,040,618   2,691,987    2,100,423
       Shares assumed issued:
          Options                                      50,136      65,723           --
          Restricted stock plan                           881          --           --
          Preferred stock                                  --     321,931       28,230
          Mandatorily convertible debentures               --     281,919       25,000
                                                   ----------  ----------   ----------

       Average shares outstanding - diluted         6,091,635   3,361,560    2,153,653
                                                   ==========  ==========   ==========

             Diluted earnings per share            $     0.80        0.47         0.23
                                                   ==========  ==========   ==========

                                      F-24

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(13) NOTES PAYABLE

     At December 31, 1998, notes payable consist of three notes with maturities ranging from January 1, 1999 to August 29, 2001, with interest rates ranging from 8.25% to 8.75%. In February 1999, the Company repaid all outstanding balances on its notes payable.

(14) 401(K) PLAN

     In August 1996, the Company established a qualified 401(k) Plan (the 401(k)
     Plan) covering all full-time employees, as defined in the 401(k) Plan. Employees who are eligible may defer up to 15% of their compensation, subject to the annual limitations imposed by the Internal Revenue Code. The Company matches a discretionary percentage of the employees' contributions; these matches vest ratably over five years. In addition, the Company may make additional profit sharing contributions. Employers' contributions to the 401(k) Plan for the years ended December 31, 1999, 1998 and 1997 were $56, $50 and $40, respectively. The Company does not have a defined benefit plan.

(15) REGULATORY MATTERS

     The  Company  is  subject  to  various  regulatory   capital   requirements
     administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company meets all capital adequacy requirements to which it is subject.

                                      F-25

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     The most recent notification from the Federal Reserve categorized the Company as "well capitalized" under the regulatory framework. To be categorized as "well capitalized" the Company must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage capital ratios as set forth in the following table:

                                                            ADEQUATELY                          WELL
                                      ACTUAL                CAPITALIZED                      CAPITALIZED
                                ------------------  ------------------------------  -------------------------------
                                AMOUNT      RATIO   AMOUNT             RATIO        AMOUNT              RATIO
                                -------     ------  -------       ----------------  -------       -----------------
As of December 31, 1999
  Total capital
     (to risk weighted assets)  $38,411     11.59%  $26,510       > or equal to 8%  $33,138       > or equal to 10%
  Tier 1 capital
     (to risk weighted assets)  $35,672     10.76%  $13,255       > or equal to 4%  $19,883        > or equal to 6%
  Tier 1 leverage capital
     (to average assets)        $35,672      8.14%  $13,150       > or equal to 3%  $21,916        > or equal to 5%

As of December 31, 1998
  Total capital
     (to risk weighted assets)  $34,586     12.34%  $22,414       > or equal to 8%  $28,017       > or equal to 10%
  Tier 1 capital
     (to risk weighted assets)  $31,996     11.42%  $11,207       > or equal to 4%  $16,810        > or equal to 6%
  Tier 1 leverage capital
     (to average assets)        $31,996      7.69%  $12,485       > or equal to 3%  $20,808        > or equal to 5%

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. The Company operates as a going concern and, except for its investment portfolio, no active market exists for its financial instruments. Much of theinformation used to determine fair value is highly subjective and judgmental in nature and, therefore, the results may not be precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amounts which will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

     Cash and due from banks are valued at their carrying amounts, which are reasonable estimates of fair value, due to the relatively short period to maturity of the instruments.

     Investments securities are valued based on quoted bid prices, if available. If quoted bid prices are not available, fair value is estimated using quoted market prices for similar securities.

     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For variable rate loans, the carrying amount is a reasonable estimate fair value.

                                      F-26
                                      B-67

VAIL BANKS, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

     The fair value of non-interest bearing and interest bearing demand deposits and savings accounts is determined to be the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

     For short-term borrowings, the carrying amount is a reasonable estimate of fair value.

     The fair value of long-term borrowings is estimated by discounting the future cash flows using the current rate at which a similar borrowing could be financed.

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparts. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

     The carrying amounts and estimated fair values of financial instruments at December 31 are as follows:

                                             1999                        1998
                                   -------------------------  --------------------------
                                   CARRYING           FAIR    CARRYING            FAIR
                                    AMOUNT            VALUE    AMOUNT             VALUE
                                   --------          -------  --------           -------
Financial assets
  Cash and due from banks          $ 29,971           29,971    28,469            28,469
  Investment securities              36,791           36,735    40,735            40,837
  Loans, net                        333,996          329,985   266,601           266,429

Financial liabilities
  Deposits, demand and savings      285,979          285,979   285,564           285,564
  Deposits with stated maturities    86,763           86,778    92,008            92,289
  Short-term borrowings              30,060           30,060        --                --
  Notes payable                          --               --     1,114             1,114

(17)   SUBSEQUENT EVENT

     Effective January 1, 2000, WestStar acquired First Western Mortgage Services, Inc. (First Western) for consideration that includes cash, VBI common stock and installment notes. First Western will operate as a wholly-owned subsidiary of WestStar.

                                      F-27
                                      B-68

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(18) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data of the Company for the eight quarters ended December 31, 1999 are as follows:

                                                 1999                                          1998
                              --------------------------------------------  --------------------------------------------
                              MARCH 31  JUNE 30  SEPTEMBER 30  DECEMBER 31  March 31  June 30  September 30  December 31
                              --------  -------  ------------  -----------  --------  -------  ------------  -----------

Total interest income          $7,914    8,687      9,094       9,387        4,645     5,191      5,493        6,054
Net interest income             5,278    6,133      6,466       6,337        2,896     3,318      3,452        3,908
Provision for loans losses         --       80        150         225           --        --         --           --
Net interest income after
   provision for loan losses    5,278    6,053      6,316       6,112        2,896     3,318      3,452        3,908
Income before income taxes      1,206    2,018      2,374       2,299          522       758        795          839
Net income                        716    1,253      1,480       1,407          340       495        510          614

Earnings per share - diluted   $ 0.12     0.21       0.24        0.23         0.12      0.18       0.16         0.03

                                      F-28

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

(19) PARENT COMPANY FINANCIAL INFORMATION

     Condensed parent company financial information is as follows: Condensed Balance Sheets December 31,


                                              1999           1998
                                            -------        -------

ASSETS
Cash                                        $ 2,958          5,192
Investment in subsidiary                     52,335         49,934
Other assets                                  3,468          2,712
                                            -------        -------
                                            $58,761         57,838
                                            =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable                               $    --          1,114
Other liabilities                                34          2,347
                                            -------        -------
                                                 34          3,461

Shareholders' equity                         58,727         54,377
                                            -------        -------

                                            $58,761         57,838
                                            =======        =======


                             Condensed Statements of Income
                                 Years ended December 31,

                                                     1999     1998    1997
                                                    ------   ------  ------

Income
   Equity in earnings of subsidiary                 $5,475    2,386     996
   Other                                                72       --      --

Expenses
   Interest                                             14      252     136
   Salaries, benefits and other compensation           469      248     404
   Other                                               499      120     250
                                                    ------   ------  ------

                                                       982      620     790
                                                    ------   ------  ------

         Income before income taxes                  4,565    1,766     206

Income tax benefit                                     291      193     268
                                                    ------   ------  ------

         Net income                                 $4,856    1,959     474
                                                    ======   ======  ======

                                      F-29
                                      B-70

VAIL BANKS, INC.

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
 (In thousands, except share data)

Condensed Statements of Cash Flows
Years ended December 31,

                                                          1999      1998      1997
                                                         -------   -------   -------
Cash flows from operating activities
   Net income                                            $ 4,856     1,959       474
   Adjustments to reconcile net income to net
      cash provided from operating activities,
      net of effects of business combinations:
         Equity in undistributed income from
            subsidiaries                                  (2,909)       --      (786)
         Depreciation and amortization                       111        19        10
         Common stock issued for services                      3       207        76
         Change in other assets and accrued liabilities   (3,181)      105      (287)
                                                         -------   -------   -------

               Net cash provided (used) by
                  operating activities                    (1,120)    2,290      (513)
                                                         -------   -------   -------

Cash flows from investing activities
   Acquisition of subsidiary banks                            --   (15,121)   (2,160)
   Other                                                      --        --       (60)
                                                         -------   -------   -------

               Net cash used by investing activities          --   (15,121)   (2,220)
                                                         -------   -------   -------

Cash flows from financing activities
   Repayments of notes payable                            (1,114)   (1,200)     (200)
   Proceeds from issuance of common stock                     --    19,806     3,026
   Preferred dividends paid                                   --      (690)       --
   Cash paid in conversion of preferred stock
      to common stock                                         --       (20)       --
                                                         -------   -------   -------

               Net cash provided (used) by
                  financing activities                    (1,114)   17,896     2,826
                                                         -------   -------   -------

               Net increase (decrease) in cash
                  and due from banks                      (2,234)    5,065        93

Cash and due from banks - beginning of year                5,192       127        34
                                                         -------   -------   -------

Cash and due from banks - end of year                    $ 2,958     5,192       127
                                                         =======   =======   =======

                                      F-30

                               INDEX TO EXHIBITS

EXHIBIT
   NO.                                 DESCRIPTION
-------                                -----------
  2.1    Merger Agreement and Plan of Reorganization by and between Vail Banks, Inc. and
              Telluride Bancorp, Ltd., dated April 16, 1998, as amended*
  2.2    Merger Agreement and Plan of Reorganization by and between Vail Banks, Inc.,
              WestStar Bank, Independent Bankshares, Inc., and Glenwood Independent Bank,
              dated March 10, 1998*
  3.1    Amended and Restated Articles of Incorporation of the Registrant*
  3.2    Amended and Restated Bylaws of the Registrant*
 10.1    Stock Purchase Agreement by and between Vail Banks, Inc., WestStar Bank,
              Cedaredge Financial Services, Inc., Western Community Bank, and certain
              Company Shareholders, dated July 3, 1997*
 10.2    Stock Incentive Plan, as amended*(1)
 10.3    Change in Control Severance Payment Agreement by and between Vail Banks, Inc. and
              E.B. Chester, dated November 19, 1999
 10.4    Change in Control Severance Payment Agreement by and between Vail Banks, Inc. and
              Lisa M. Dillon, dated November 19, 1999
 10.5    Amended and Restated Stock Incentive Plan Restricted Stock Award Agreement by and
              between Vail Banks, Inc. and Lisa M. Dillon, dated November 19, 1999
 10.6    Amended and Restated Stock Incentive Plan Restricted Stock Award Agreement by and
              between Vail Banks, Inc. and E.B. Chester, dated November 19, 1999
 16.1    Letter of change  of  certifying  accountant*  21.1  Subsidiaries  of the
              Registrant  24.1 Power of Attorney  (on  signature  page) 27.1  Financial  Data
              Schedule

--------------------

(1) Management contract or compensatory plan required to be filed as an exhibit.

* Incorporated by reference from the Registrant's Form SB-2, as amended, Commission File No. 333-60347.

**       Incorporated by reference from the Registrant's Form SB-2, Commission
File No. 333-74571.

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-QSB



                   QUARTERLY REPORT UNDER SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    FOR QUARTERLY PERIOD ENDED March 31, 2000

                        Commission File Number 000-25081


                                Vail Banks, Inc.
        (Exact name of small business issuer as specified in its charter)

    Colorado                                              84-1250561
--------------------------------------------------------------------------------
(State or other jurisdiction of                 (I.R.S. Employer Identification
incorporation or organization)                             Number)


               108 South Frontage Road West, Vail, Colorado 81657
               --------------------------------------------------
               (Address of principal executive offices) (Zip Code)


Issuer's telephone number, including area code: (970) 476-2002
                                                --------------

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

       State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:


As of April 30, 2000 there were 6,081,180 shares of common stock ($1.00 par value per share) outstanding.

                                Vail Banks, Inc.


                                      INDEX


PART I        FINANCIAL INFORMATION

    Item 1.   Financial Statements

              Consolidated Balance Sheet at March 31, 2000 and December 31, 1999             3

              Consolidated Statements of Income for the Three Months Ended
              March 31, 2000 and 1999                                                        4

              Consolidated Statements of Cash Flows for the Three Months Ended
              March 31, 2000 and 1999                                                        5

              Notes to Unaudited Consolidated Financial Statements                           6

    Item 2.   Management's Discussion and Analysis of Financial Condition and
              Results of Operations                                                          7

PART II       OTHER INFORMATION

    Item 6.   Exhibits and Reports on Form 8-K                                               13


                                      -2-

                          PART I FINANCIAL INFORMATION

ITEM 1.       FINANCIAL STATEMENTS

                                VAIL BANKS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

ASSETS                                                                   March 31,          December 31,
                                                                           2000                 1999
                                                                     ------------------    ----------------
                                                                        (unaudited)
Cash and due from banks                                           $             24,320  $           29,971
Investment securities, available for sale                                       29,639              31,446
Investment securities, held to maturity                                          5,329               5,345

Loans                                                                          352,390             336,735
Allowance for loan losses                                                       (2,984)             (2,739)
                                                                     ------------------    ----------------
         Net loans                                                             349,406             333,996
                                                                     ------------------    ----------------

Premises and equipment, net                                                     35,015              34,954
Interest receivable                                                              2,881               2,724
Intangible assets                                                               25,340              24,177
Other assets                                                                     2,378               2,349
                                                                     ------------------    ----------------
                                                                  $            474,308  $          464,962
                                                                     ==================    ================

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
    Deposits:
       Non-interest bearing                                       $             78,402  $           86,991
       Interest bearing                                                        302,075             285,751
                                                                     ------------------    ----------------
         Total deposits                                                        380,477             372,742

    Short-term borrowings:
       Federal funds purchased                                                   8,410              11,060
       FHLB advances                                                            21,000              19,000
                                                                     ------------------    ----------------
         Total short-term borrowings                                            29,410              30,060

Interest payable and other liabilities                                           3,933               2,778
                                                                     ------------------    ----------------
         Total liabilities                                                     413,820             405,580

Minority interest                                                                  667                 655
                                                                     ------------------    ----------------

Shareholders' equity
    Common stock                                                                 6,081               6,069
    Additional paid-in capital                                                  46,744              46,747
    Retained earnings                                                            7,560               6,378
    Accumulated other comprehensive (loss), net of taxes                         (564)               (467)
                                                                     ------------------    ----------------
         Total shareholders' equity                                             59,821              58,727
                                                                     ------------------    ----------------
                                                                  $            474,308  $          464,962
                                                                     ==================    ================

See accompanying notes to consolidated financial statements.


                                      -3-

                                VAIL BANKS, INC.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                        (in thousands, except share data)

                                                                                    Three months ended
                                                                                        March 31,
                                                                                --------------------------
                                                                                    2000           1999
                                                                                ------------  ------------
                                                                                (unaudited)    (unaudited)
Interest income
    Interest and fees on loans                                                $       9,028  $     6,897
    Interest on investment securities                                                   505          493
    Interest on federal funds sold and other short-term investments                       7          524
                                                                                ------------  -----------
         Total interest income                                                        9,540        7,914
                                                                                ------------  -----------
Interest expense
    Deposits                                                                          2,724        2,622
    Short-term borrowings                                                               474          ---
    Notes payable                                                                       ---           14
                                                                                ------------  -----------
         Total interest expense                                                       3,198        2,636
                                                                                ------------  -----------

         Net interest income                                                          6,342        5,278

Provision for loan losses                                                               300          ---
                                                                                ------------  -----------
         Net interest income after provision for loan losses                          6,042        5,278

Non-interest income
    Deposit related                                                                     659          539
     Mortgage banking                                                                   475          ---
    Other                                                                               597          388
                                                                                ------------  -----------
                                                                                      1,731          927
Non-interest expense
    Salaries and employee benefits                                                    3,038        2,613
    Occupancy                                                                           650          571
    Furniture and equipment                                                             670          439
    Amortization of intangible assets                                                   273          234
    Other                                                                             1,157        1,142
                                                                                ------------  -----------
                                                                                      5,788        4,999
                                                                                ------------  -----------

         Income before income taxes                                                   1,985        1,206

Income taxes                                                                            803          490
                                                                                ------------  -----------
         Net income                                                                   1,182          716
                                                                                       (97)            3
Unrealized gain (loss) on available for sale securities
                                                                                ------------  -----------
         Comprehensive income                                                 $       1,085  $       719
                                                                                ============  ===========

Earnings per share

   Basic                                                                      $        0.20  $      0.12
                                                                                ============  ===========

   Diluted                                                                    $        0.19  $      0.12
                                                                                ============  ===========

Average common shares

   Basic                                                                          6,041,806    6,040,608

   Diluted                                                                        6,107,869    6,129,502

See accompanying notes to consolidated financial statements.


                                      -4-

                                VAIL BANKS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                     Three months ended
                                                                                         March 31,
                                                                               --------------------------------
                                                                                  2000               1999
                                                                               -------------    ---------------
                                                                               (unaudited)       (unaudited)
Cash flows from operating activities
    Net income                                                                $      1,182      $        716
    Adjustments to reconcile net income to net cash provided from
    Operating activities, net of effects of purchase business
combinations:
    Amortization of intangible assets                                                  273               234
    Depreciation and amortization of premises and equipment                            531               496
    Provision for loan losses                                                          300               ---
    Recognition of stock compensation on restricted stock                                9               ---
    Net amortization of premiums on investment securities                               16                33
    Deferred income tax expense                                                        ---               208
    Changes in operating assets and liabilities:
      Decrease (increase) in interest receivable                                      (157)              170
      Decrease in intangible and other assets                                           30               861
      Increase (decrease) in interest payable and other liabilities                    667            (2,050)
      Other, net                                                                        12                 7
                                                                               --------------------------------
                  Net cash provided by operating activities                          2,863               675
                                                                               --------------------------------

Cash flows from investing activities, net of effects of purchase business combinations
    Net (increase) in federal funds sold                                               ---           (11,755)
    Purchase of investment securities available for sale                              (371)           (4,534)
    Proceeds from maturities of investment securities held to maturity                  19             2,128
    Proceeds from maturities of investment securities available for sale             2,012             7,071
    Net (increase) decrease in loans                                               (15,710)            3,142
    Purchase of  premises and equipment                                               (478)           (1,989)
    Net cash  (paid for) acquisitions                                               (1,071)              ---
                                                                               --------------------------------
                  Net cash provided (used) by investing activities                 (15,599)           (5,937)
                                                                               --------------------------------

Cash flows from financing activities, net of effects of purchase business
 combinations
    Net increase (decrease) in deposits                                              7,735               (72)
    Net (decrease) in federal funds purchased                                       (2,650)              ---
    Net increase in FHLB advances                                                    2,000               ---
    Repayments of notes payable                                                        ---            (1,114)
                                                                               --------------------------------
                  Net cash provided (used) by financing activities                   7,085            (1,186)
                                                                               --------------------------------

                  Net (decrease) in cash and due from banks                         (5,651)           (6,448)

Cash and due from banks at beginning of period                                      29,971            28,469
                                                                               --------------------------------

Cash and due from banks at end of period                                      $     24,320            22,021
                                                                               ================================

Supplemental  disclosures of cash flow  information  Cash paid during the period for:
    Interest expense                                                          $      3,255      $      2,748
                                                                               ================================

    Income taxes                                                              $       ---       $         25
                                                                               ================================
Noncash investing and financing transactions
   Foreclosure of collateralized loans, net of reserve                        $        659      $         40
                                                                               ================================

See accompanying notes to consolidated financial statements.


                                      -5-

                        Vail Banks, Inc. and Subsidiaries
              Notes to Unaudited Consolidated Financial Statements
                              As of March 31, 2000
                        (in thousands, except share data)


(1)      Organization and Basis of Presentation

         The accompanying unaudited consolidated financial statements include the accounts of Vail Banks, Inc. (VBI or the Company) and its wholly owned subsidiary, WestStar Bank (WestStar). WestStar and VBI own a 54.04% interest in Avon 56 Limited which is also included in the accompanying consolidated financial statements. All entities are collectively referred to as "Vail Banks." All significant intercompany accounts and transactions have been eliminated in consolidation.

         The accompanying unaudited consolidated financial statements, which are for interim periods, do not include all disclosures provided in the consolidated financial statements as of December 31, 1999. These interim consolidated financial statements and the notes thereto should be read in conjunction with VBI's Annual Report on Form 10-KSB as of and for the year ended December 31, 1999.

         In the opinion of management all adjustments necessary, consisting of only normal recurring items, have been included for a fair presentation of the accompanying consolidated financial statements. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full year.

(2)      Provision and Allowance for Loan Losses

         Vail Banks' lending personnel are responsible for the continuous monitoring of the quality of its loan portfolio. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties and assesses estimated future cash flows from borrowers' operations and the liquidation of loan collateral. The allowance for loan losses is based primarily on management's estimate of possible loan losses from these procedures and historical experiences. These estimates involve judgements and a certain level of subjectivity; changes in economic conditions may necessitate revisions in future years.

         Various regulatory agencies, as an integral part of their examination process, periodically review Vail Banks' allowance for loan losses. Such agencies may require Vail Banks to record additional provisions for potential losses based upon their evaluation of information available at the time of their examination.

         Vail Banks provides for loan losses by a charge to current year's income based on the character of the loan portfolio, current economic conditions and such factors as, in management's best judgment, deserve current recognition in estimating loan losses. In addition, recoveries realized on loans previously charged off are credited to the allowance for loan losses.

(3)      Earnings Per Share

         The Company computes basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share (Statement 128). Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. In addition, the numerator is adjusted for any changes in net income that would have resulted from the assumed conversion of the potential common shares.

(4)      Accounting for Derivative Instruments and Hedging Activities

         In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for years beginning after June 15, 2000. Vail Banks has not engaged in the use of derivatives and does not conduct hedging activities; thus management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of Vail Banks.


                                      - 6 -
                                      B-78

(5)      Investment Securities

         Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization or accretion of premiums or discounts. Other investment securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of shareholders' equity, and the change of such gains and losses are reported as other comprehensive income. Transfer of securities between categories is recorded at fair value on the date of transfer.

Realized gains and losses on the sale of investment securities are determined using the specific identification method at the time of sale or redemption at maturity. Discounts or premiums are accreted or amortized using the level-yield method to the earlier of call date or maturity of the related held-to-maturity security.

(6)      Income Taxes

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the book values and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(7)      Acquisitions

         On January 1, 2000 WestStar Bank acquired First Western Mortgage Services, Inc., ("First Western"), a Colorado corporation, for consideration that included cash, and installment notes whichtogether totaled $1,488. The excess of the purchase price over the fair value of net assets acquired has been recorded as goodwill and is being amortized over 25 years. In addition to handling mortgages through its mortgage offices in Eagle-Vail and Steamboat Springs, First Western now has representatives in several other WestStar Bank offices.

         The Boards of Directors of Estes Bank Corporation and Vail Banks, Inc. have agreed on a merger transaction that will result in United Valley Bank becoming part of WestStar Bank. Subject to certain regulatory approvals and customary conditions to closing, the sale is expected to close in the third quarter of 2000 or shortly thereafter. United Valley is expected to have assets of approximately $90,000 when the merger is completed in mid 2000. If the merger is approved, Estes Bank shareholders will receive in total approximately $21,500 in cash and shares of Vail Banks common stock. The merger will be accounted for as a purchase.



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BASIS OF PRESENTATION

       The following discussion and analysis provides information regarding Vail Banks' financial condition as of March 31, 2000 and its results of operations for the three months ended March 31, 2000 in comparison to the three months ended March 31, 1999. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-QSB, and in conjunction with Vail Banks' Annual Report on Form 10-KSB for the year ended December 31, 1999.

OVERVIEW

       Net income was $1.2 million for the three months ended March 31, 2000 up from $716,000 for the three months ended March 31, 1999, an increase of 68%. The current quarter's net income decreased $225,000 from $1.4 million for the quarter ended December 31, 1999. Traditionally, first quarter earnings are lower than subsequent quarters and the 16% decrease from the December 31, 1999 quarter was anticipated.

       Diluted earnings per share for the quarter ended March 31, 2000 was $0.19 compared to $0.12 for the quarter ended March 31, 1999, an increase of 58%, and $0.23 for the quarter ended December 31, 1999, a 17% decrease.

       As the result of acquisitions since 1995, Vail Banks had goodwill of $25.3 million and $24.2 million at March 31, 2000 and December 31, 1999,


                                      - 7 -
                                      B-79
respectively. Since the amortization of goodwill does not result in a cash expense, Vail Banks believes that supplemental reporting of its operating results on a "cash" (or "tangible") basis (which excludes the effect of amortization of goodwill) represents a relevant measure of financial performance. The supplemental cash basis data presented herein does not exclude the effect of other non-cash operating expenses such as depreciation, provision for loan losses, or deferred income taxes associated with the results of operations.

         On an operating basis, cash earnings (defined as net income plus amortization) for the quarter ended March 31, 2000 was $1.5 million ($0.24 per share, diluted) compared with $1.7 million for the quarter ended December 31, 1999 ($0.27 per share, diluted) and $950,000 ($0.15 per share, diluted) for the quarter ended March 31, 1999. This quarter's cash operating income decreased 12% from fourth quarter of 1999 but improved by 58% from first quarter of 1999.

       Operating income (cash earnings) to average tangible assets was 1.31% for the quarter ended March 31, 2000 compared to 1.51% for the quarter ended December 31, 1999 and 0.94% for the quarter ended March 31, 1999.

       The return on average equity was 7.98% for the quarter ended March 31, 2000, versus 9.61% for the quarter ended December 31, 1999 and 5.30% for the quarter ended March 31, 1999.


CONSOLIDATED CONDENSED BALANCE SHEETS

       The Company's assets increased by $9.3 million, or 2%, to $474.3 million as of March 31, 2000, from $465.0 million as of December 31, 1999 and by $37.7 million, or 9%, from $436.6 million as of March 31, 1999.

         Cash and due balances decreased by $5.7 million from $30.0 million at December 31, 1999 to $24.3 million at March 31, 2000. Cash was higher than average at December 31, 1999 due to the seasonal fluctuations of our resort communities and the excess cash maintained for compliance with our Year 2000 contingency plan. In addition, management has made a concerted effort to decrease balances maintained in correspondent banks.

         The loan portfolio growth, particularly in its Western Slope markets, is the result of a healthy Colorado economy. During the three months ended March 31, 2000, the loan portfolio increased by $15.7 million or 5%, from $336.7 million as of December 31, 1999 to $352.4 million, and by $86.5 million, or 33%, from $265.9 million as of March 31, 1999. Future increases in the loan portfolio are not expected to keep pace with first quarter's performance due to the high loan to deposit ratio.

       Investment securities were $35.0 million as of March 31, 2000 compared to $36.8 million as of December 31, 1999 (a decrease of 5%) and $36.0 million as of March 31, 1999 (a decrease of 3%).

       The increase in intangible assets from $24.2 million at December 31,1999 to $25.3 million at March 31, 2000 is the result of the acquisition of First Western.

       Deposits increased by $7.8 million, or 2%, to $380.5 million as of March 31, 2000, from $372.7 million as of December 31, 1999 and increased by $3.0 million, or .8%, from $377.5 million as of March 31, 1999. The increase in deposits experienced in the first quarter of 2000 was largely attributable to seasonal factors.

       During the first quarter of 2000, noninterest-bearing deposits decreased by $8.6 million, or 10%, while interest-bearing deposits increased by $16.3 million, or 6%, as compared to December 31, 1999. Noninterest-bearing demand deposits comprised 21% of total deposits as of March 31, 2000, 23% as of December 31, 1999 and 22% as of March 31, 1999. This stability in the mix of non-interest deposits to total deposits was maintained throughout 1999.

       There were no federal funds sold at either March 31, 2000 or December 31, 1999. Federal funds purchased and Federal Home Loan Bank borrowings decreased $650,000, or 2% from December to March. The absence of federal funds sold and the presence of short- term borrowings is a result of funding the growth in the loan portfolio.


                                      - 8 -
                                      B-80

RESULTS OF OPERATIONS

         Net Interest Income. Net interest income was $6.3 million for the three months ended March 31, 2000, unchanged from the previous quarter. This represents an increase of $1.1 million, or 20%, from the three-month period ended March 31, 1999.

         The net interest margin of 6.70% for the quarter ended March 31, 2000 remained unchanged from the quarter ended December 31, 1999. The first quarter 2000 net interest margin was up from the 6.13% for the quarter ended March 31, 1999. This increase was due primarily to the yield on an increasing loan portfolio coupled with decreases in the level of high cost deposits. Additionally, growth of the Company's average earning assets also supported the margin increase. Average earning assets increased 9%, or $31.3 million, to $383.2 million as of March 31, 2000, from $351.9 million as of March 31, 1999.

         Provision and Allowance for Loan Losses. Provision expense for the three months ended March 31, 2000 totaled $300,000 compared to none recorded in the three months ended March 31, 1999. This provision for loan losses was over five time's net charge off during the quarter. Up 11% from the $2.7 million level as of December 31, 1999, the allowance for loan losses of $3.0 million as of March 31, 2000 represents .85% of total loans and 241% of non-performing loans. The increase of $540,000 from $2.4 million at March 31, 1999 was intended to support the normal potential loss content in the growth of the Company's loan portfolio. Key indicators of asset quality have remained positive, while the average level of outstanding loans have increased to $347.0 million for the quarter ended March 31, 2000 from $337.5 million for the quarter ended December 31, 1999, and $268.0 million for the quarter ended March 31, 1999.

         The allowance for loan losses represents management's recognition of the risks of extending credit and its evaluation of the potential loss content of the loan portfolio. The Company maintains an allowance for loan losses based upon, among other things, such factors as the amount of problem loans, general economic conditions, historical loss experience, and the evaluation of the underlying collateral including holding and disposal costs. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management. Management actively monitors the Company's asset quality and will charge off loans against the allowance for loan losses when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations. The following table presents, for the period indicated, an analysis of the allowance for loan and lease losses and other related data.

      ALLOWANCE FOR LOAN LOSSES ANALYSIS (in thousands)                     Three months ended
                                                                                March 31,
                                                                      --------------------------------
                                                                         2000               1999
                                                                      -------------     --------------
                                                                      (unaudited)        (unaudited)
      Average total loans                                            $     346,992       $    268,010
                                                                      =============       ============

      Total loans at end of period                                   $     352,390       $    265,903
                                                                      =============       ============

      Allowance at beginning of period                               $       2,739       $      2,590
          Charge-offs                                                         (67)               (166)
          Recoveries                                                            12                 20
          Provision for loan losses                                            300                ---
                                                                      -------------       ------------
      Allowance at end of period                                     $       2,984       $      2,444
                                                                      =============       ============

      Annualized net charge-offs to average total loans                       0.06%              0.22%

      Allowance to total loans at end of period                               0.85%              0.92%

         NONINTEREST INCOME. Total noninterest income increased by $704,000, or 69%, to $1.7 million for the three months ended March 31, 2000, from $1.0 million for the three months ended December 31, 1999 and by $804,000, or 87%, from $927,000 for the three months ended March 31, 1999. These increases were primarily attributable to mortgage banking fees at First Western.

         Noninterest Expenses. Noninterest expense, before amortization expense, increased by $931,000, or 20%, to $5.85 million for the three months ended March 31, 2000, from $4.6 million for the three months ended December 31, 1999. Non-interest expenses increased by $750,000 or 16%, from $4.8 million for the three months ended March 31, 1999. This increase is largely attributable to operating expenses of First Western and to a lesser degree the increasing costs of employee related and occupancy expenses generated by internal growth.

         The efficiency ratio, before amortization expense, was 68% for the quarter ended March 31, 2000, compared to 76% for the first quarter of 1999 and 62% for the fourth quarter of 1999. The improvements in the efficiency ratio throughout 1999 were achieved through management's concerted effort to consolidate operating activities of branches and recently acquired banks. The decrease from the fourth quarter of 1999 to the first quarter of 2000 is generally attributable to the acquisition of First Western.

          INCOME TAXES. For six years, Vail Banks has utilized a net operating loss ("NOL") carryforward obtained from a 1993 merger. Under GAAP requirements, net income includes an equivalent expense that would have been paid for taxation. A federal taxation rate of 34% was used during 1999 and a federal taxation rate of 36.5% is being used during 2000 for this purpose. The taxes saved by use of the NOL carryforward before 1999 have been recorded directly to additional paid-in capital, resulting in a reduction in reported earnings, which is offset by an increase to additional paid-in capital.

         NON-PERFORMING ASSETS. The Company's non-performing assets consist of nonaccrual loans, restructured loans, and other real estate owned.
Non-performing assets were $1.6 million as of March 31, 2000, (0.34% of total assets) compared with $2.1 million as of December 31, 1999, (0.46% of total assets) and $581,000 as of March 31, 1999 (0.13% of total assets). The following table presents information regarding non-performing assets as of the dates indicated:

      NON-PERFORMING ASSETS  (in thousands)                                               March 31,
                                                                                -------------------------------
                                                                                    2000             1999
                                                                                -------------    --------------
                                                                                (unaudited)       (unaudited)

      Nonaccrual loans                                                         $       1,236      $        132
      Restructured loans                                                                 ---               ---
                                                                                -------------      ------------
                      Total non-performing loans                                       1,236               132
      Foreclosed properties                                                              386               449
                                                                                -------------      ------------
                      Total non-performing assets                                      1,622               581
      Loans 90 days or more past due and accruing                                        ---                57
                                                                                -------------      ------------
           Total risk assets                                                   $       1,622      $        638
                                                                                =============      ============

      Non-performing loans to total loans                                              0.35%             0.05%

      Non-performing assets to total loans plus foreclosed properties                  0.46%             0.22%

      Non-performing assets to total assets                                            0.34%             0.13%

      Risk assets to total loans plus foreclosed properties                            0.46%             0.24%

         The increase in non-performing assets since March 31, 1999 is comprised primarily of two loans, both of which were in a previously acquired bank's loan portfolio. Management believes Vail Banks is adequately collateralized to recover the majority of the balance of these nonaccrual loans. Vail Banks has reviewed and analyzed each of these loans and has implemented strategies to resolve the issues with the few loans that caused these measures to rise. Management generally obtains and maintains appraisals on real estate collateral. Management is not aware of any adverse trends relating to Vail Banks' loan portfolio.


                                      - 10 -

CAPITAL RESOURCES

       Vail Banks currently maintains risk-weighted capital and leverage (Tier 1 capital to average total assets) ratios in excess of the minimum for a "well capitalized" designation. The company's Tier 1 leverage ratio was 10.37% as of March 31, 2000, down from 10.76% as of December 31, 1999, and 11.43% as of March 31, 1999. The total risk-based capital ratio decreased to 11.24% as of March 31, 2000 from 11.59% as of December 31, 1999 and 12.28% as of March 31, 1999. The decrease in the total risk-based capital ratio experienced in 1999 and for the first quarter of 2000 was largely attributable to a shift from federal funds sold to loans, which are assigned a higher risk weighting.

LIQUIDITY

         The Company's liquidity management objective is to ensure its ability to satisfy the cash requirements of depositors and borrowers and allow the Company to meet its own cash needs. Historically, the Company's primary source of funds has been customer deposits. Scheduled loan repayments are a relatively stable source of funds. Deposit inflows and unscheduled loan repayments, which are influenced by fluctuations in the general level of interest rates, returns available on other investments, competition, economic conditions and other factors, are relatively unstable. Company borrowing may be used on a short-term basis to compensate for reductions in other sources of funds (such as deposit inflows at less than projected levels). Company borrowing may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets.


YEAR 2000 COMPLIANCE

      Vail Banks did not experience any disruptions in its operations or activities as a result of the so-called "Year 2000" problem. In addition, Vail Banks did not incur material expenses in correcting perceived or suspected Year 2000 problems. Furthermore, Vail Banks is not aware that any of its suppliers or customers have experienced any material disruptions in their operations or activities due to Year 2000 problems. Vail Banks does not expect to encounter any such problems in the foreseeable future, although it continues to monitor its computer operations for signs or indications of such problems.

         It is possible, however, that Year 2000 problems could still disrupt Vail Banks' operations and the systems of other companies upon which their systems rely. If Vail Banks' systems or the systems of its customers, product vendors, utility vendors, and suppliers experience unforeseen Year 2000 problems in the future, it may negatively impact Vail Banks' systems, operations and financial performance.


SUBSEQUENT EVENTS

Dividend Declaration

         On April 24, 2000 Vail Banks declared a cash dividend of $.04 per share payable on May 18, 2000 to shareholders of record on May 4, 2000. This is the first dividend the Company has paid since becoming a public company in December 1998. The Company declared this dividend to enhance shareholder value.

De Novo Branch Application

         A Notice of Intent to Establish a Branch Banking Facility has been filed by the Company to establish a de novo branch in Aspen, Colorado. Aspen, a popular resort community on the Western Slope of Colorado, is located adjacent to the Company's Garfield County market. It is anticipated this branch will open during the second quarter of 2000.

Estes Bank Merger Announced

         The boards of directors of Estes Bank Corporation and Vail Banks, Inc. have agreed on a merger transaction that will result in United Valley Bank becoming part of WestStar Bank. United Valley Bank operates branches in Estes Park, Granby and Grand Lake, Colorado. United Valley is expected to have assets of approximately $90 million when the merger is completed in mid 2000. If the


                                      - 11 -
                                      B-83

Merger is approved, Estes Bank shareholders will receive in total approximately $21.5 million in cash and shares of Vail Banks common stock in proportion to their respective holdings of Estes Bank stock. The combined entity is anticipated to have assets in excess of $575 million. It is anticipated that marketable investment securities will be sold to fund the cash portion of this purchase.

FORWARD LOOKING STATEMENTS

         The discussion in this report contains forward-looking statements including, without limitation, statements relating to the Company's Year 2000 compliance, which are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will be correct or realized. The forward-looking statements involve risks and uncertainties that affect the Company's operations, financial performance and other factors and discussed in the Company's filings with the Securities and Exchange Commission. These risks include the impact of economic conditions and interest rates, loan losses, risks related to the execution of the Company's growth strategy, the possible loss of key personnel, factors that could affect the Company's ability to complete in its trade areas, changes in regulations and government policies and other factors discussed in the Company's filing with the Securities and Exchange Commission. In particular, risks related to the Company's year 2000 compliance include those discussed under the heading "Year 2000 Compliance" in this report.



                                      - 12 -
                                      B-84

                            PART II OTHER INFORMATION


Item 6.  EXHIBITS, LIST AND REPORTS ON FORM 8-K.

                  (a)      EXHIBITS
                           --------

         The following exhibits are required to be filed with this Report on 10-QSB by Item 601 of Regulation S-B.

         EXHIBIT
           NO.             DESCRIPTION OF EXHIBIT
         -------           ----------------------

             2.1 Agreement and Plan of Reorganization, dated March 21, 2000, by and between Estes Bank Corporation, Jack G. Haselbush, Bradley D. Sishc and Vail Banks, Inc.

            27.1           Financial Data Schedule (for SEC use only)

                  (b)      REPORTS ON FORM 8-K.
                           -------------------

            There were no 8-K filings.



                                      - 13 -
                                      B-85

                                   SIGNATURES


     In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-QSB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VAIL BANKS, INC.
                                           (REGISTRANT)


    Date:  May 12, 2000                     /s/ Lisa M. Dillon
                                           -------------------------------------
                                           Lisa M. Dillon,
                                  Title:   President and Chief Executive Officer



    Date:  May 12, 2000                     /s/ Peg A. Brown
                                           -------------------------------------
                                           Peg A. Brown
                                  Title:   Executive Vice President and
                                             Controller of WestStar Bank
                                           (principal financial officer)

                            SCHEDULE 14A INFORMATION

                   PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     Filed by the Registrant [X]
     Filed by a Party other than the Registrant [ ]
     Check the appropriate box:
     [ ] Preliminary Proxy Statement       [ ] Confidential, for Use of the
                                               Commission Only (as permitted by
                                               Rule 14a-6(6)(2))
     [X] Definitive Proxy Statement
     [ ] Definitive Additional Materials
     [ ] Soliciting Material Pursuant to sec. 240.14a-11(c) or sec. 240.14a-12

                                VAIL BANKS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                      N/A
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):
     [X] No fee required.
     [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and
         0-11.

     (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

--------------------------------------------------------------------------------
     (2) Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------
     (3) Filing Party:

--------------------------------------------------------------------------------
     (4) Date Filed:

--------------------------------------------------------------------------------

                            [Vail Banks, Inc. LOGO]
                     108 SOUTH FRONTAGE ROAD WEST, NO. 101
                                 VAIL, CO 81657
                                  970-476-2002
                             970-476-0200/FACSIMILE

                                                                  April 14, 2000

Dear Fellow Shareholders:

     It is my pleasure to invite you to attend the 2000 Annual Meeting of Shareholders of Vail Banks, Inc. which will be held Tuesday, May 16, 2000 at 10:00 a.m. at the Sonnenalp Resort of Vail, 82 East Meadow Drive, Vail, Colorado. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items of business that will be discussed during the meeting. A copy of Vail Banks' Form 10-KSB, which contains audited financial statements and certain other information about the Vail Banks' business, is also enclosed.

     TO BE SURE THAT YOUR VOTE IS COUNTED, WE URGE YOU TO CAREFULLY REVIEW THE PROXY STATEMENT AND VOTE YOUR CHOICES ON THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE. If you wish to attend the meeting, any ballot that you submit at the meeting will override your proxy.

     On behalf of the management, associates and directors of Vail Banks, Inc., I want to thank you for your continued support.

                                   Sincerely,

                                   /s/ LISA M. DILLON

                                   Lisa M. Dillon
                                   President and Chief Executive Officer

                                VAIL BANKS, INC.
                          108 SOUTH FRONTAGE ROAD WEST
                              VAIL, COLORADO 81657

 ------------------------------------------------------------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
 ------------------------------------------------------------------------------

                           TO BE HELD ON MAY 16, 2000

     The annual meeting of shareholders of Vail Banks, Inc. ("Vail Banks") will be held on Tuesday, May 16, 2000 at 10:00 a.m. at the Sonnenalp Resort of Vail, 82 East Meadow Drive, Vail, Colorado, for the purposes of considering and voting upon:

          1. The election of four directors whose terms will expire in 2003; and

          2. Such other matters as may properly come before the meeting or any adjournment or postponement thereof.

     Only shareholders of record at the close of business on March 31, 2000 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

     A Proxy Statement and a Proxy solicited by the Board of Directors are enclosed herewith. Please sign, date, and return the Proxy promptly in the enclosed business reply envelope. If you attend the meeting you may, if you wish, withdraw your Proxy and vote in person.

                                            By Order of the Board of Directors,

                                            /s/ LISA M. DILLON

                                            Lisa M. Dillon
                                            President and Chief Executive
                                            Officer

April 14, 2000

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE FILL IN, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED BUSINESS REPLY ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO EXERCISE, AND IF YOU ARE PRESENT AT THE ANNUAL MEETING, YOU MAY, IF YOU WISH, REVOKE YOUR PROXY AT THAT TIME AND EXERCISE THE RIGHT TO VOTE YOUR SHARES PERSONALLY.

                                VAIL BANKS, INC.
                          108 SOUTH FRONTAGE ROAD WEST
                              VAIL, COLORADO 81657

                         ------------------------------

                                PROXY STATEMENT
                         ------------------------------

     This Proxy Statement is furnished in connection with the solicitation of Proxies by the Board of Directors of Vail Banks, Inc. ("Vail Banks") for use at the Annual Meeting of Shareholders ("Annual Meeting") of Vail Banks to be held on May 16, 2000, and any postponement, adjournments, or adjournment thereof, for the purposes set forth in the accompanying notice of the meeting. The expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be paid by Vail Banks. Copies of solicitation materials may be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to beneficial owners of shares of Vail Banks' Common Stock, and normal handling charges may be paid for such forwarding services. In addition to solicitations by mail, directors and regular employees of Vail Banks may solicit Proxies in person or by telephone. It is anticipated that this Proxy Statement and the accompanying Proxy will first be mailed to shareholders on April 17, 2000.

     The record of shareholders entitled to vote at the Annual Meeting was taken as of the close of business on March 31, 2000. On that date, Vail Banks had outstanding and entitled to vote 6,081,180 shares of common stock, par value $1.00 per share (the "Common Stock"). Holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors.

     Any Proxy given pursuant to this solicitation may be revoked by any shareholder who attends the meeting and gives oral notice of his or her election to vote in person, without compliance with any other formalities. In addition, any Proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering an instrument revoking it or a duly executed Proxy bearing a later date to the Secretary of Vail Banks. If the Proxy is properly completed and returned by the shareholder and is not revoked, it will be voted at the meeting in the manner specified thereon. If the Proxy is returned but no choice is specified thereon, it will be voted for all the persons named below under the caption "Information About Nominees For Director and Continuing Director."

     A copy of the Vail Banks' 1999 Annual Report to shareholders (including the Vail Banks' Annual Report on Form 10-KSB) is being furnished herewith to each shareholder of record as of the close of business on March 31, 2000. Additional copies of the 1999 Annual Report to shareholders will be provided free of charge upon written request to:
                                 LISA M. DILLON
                                VAIL BANKS, INC.
                          108 SOUTH FRONTAGE ROAD WEST
                              VAIL, COLORADO 81657

     If the person requesting the Annual Report was not a shareholder of record on March 31, 2000, the record date, the request must include a representation that the person was a beneficial owner of Common Stock on that date. Copies of any exhibits to Vail Banks' Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 will also be furnished on request and upon payment of Vail Banks' expenses in furnishing the exhibits.

                                        1

                       BENEFICIAL OWNERSHIP OF SECURITIES

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock, as of March 8, 2000 by (1) each person known to Vail Banks to be the beneficial owner of more than 5% of the outstanding shares of Common Stock; (2) each director of Vail Banks; (3) each Named Executive Officer; and (4) all directors and executive officers of Vail Banks as a group. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares beneficially owned.

                                                              SHARES BENEFICIALLY
                                                                   OWNED(1)
                                                              -------------------
BENEFICIAL OWNER                                               NUMBER     PERCENT
- ----------------                                              ---------   -------
E.B. Chester, Jr.(2)(3).....................................  1,273,466    20.5%
Kay H. Chester(3)(4)........................................  1,213,888    19.5%
Byron A. Rose(5)............................................    269,701     4.3%
Donald L. Vanderhoof(6).....................................    186,985     3.0%
James M. Griffin(7).........................................    129,447     2.1%
Lisa M. Dillon(8)...........................................    143,034     2.3%
Martin T. Hart(9)...........................................     82,465     1.3%
Garner F. Hill, II(10)......................................     54,875       *
Kent Myers(11)..............................................     18,595       *
S. David Gorsuch(12)........................................     14,607       *
James G. Flaum(13)..........................................     12,401       *
Robert L. Knous, Jr.(14)....................................     11,836       *
E. William Wilto(15)........................................      4,807       *
Dennis R. Devor(16).........................................      1,375       *
All directors and executive officers as a group (14
  persons)..................................................  2,206,469      35%

- ---------------

 *  Denotes less than 1%

 (1) The percentages shown are based on 6,219,620 shares of Common Stock outstanding on March 8, 2000 which includes, as to each person and group listed, the number of shares of Common Stock deemed owned by such holder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), assuming the exercise of options held by such holder that are exercisable within 60 days of March 1, 2000.

 (2) Includes (i) 431,627 shares owned by Mr. Chester's wife, Kay H. Chester, as to which he disclaims beneficial ownership, (ii) currently exercisable options for 62,453 shares, and (iii) 18,286 shares of restricted stock which have not vested, but which Mr. Chester holds the power to vote.

 (3) Mr. and Mrs. Chester's address is care of Vail Banks, Inc., 108 South Frontage Road West, Suite 101, Vail, Colorado 81657.

 (4) Includes (i) 761,100 shares beneficially owned by Mrs. Chester's husband, E.B. Chester, Jr. and 18,286 shares of restricted stock which have not vested, but which Mr. Chester holds the power to vote, as to which she disclaims beneficial ownership and (ii) currently exercisable options for 2,875 shares.

 (5) Includes currently exercisable options for 2,875 shares.

 (6) Includes (i) currently exercisable options for 375 shares and (ii) 25,570 shares owned by Mr. Vanderhoof's wife, Eddie Vanderhoof, as to which he disclaims beneficial ownership.

 (7) Includes currently exercisable options for 2,875 shares.

 (8) Includes (i) currently exercisable options for 49,362 shares, and (ii) 10,476 shares of restricted stock which have not vested, but which Ms. Dillon holds the power to vote.

 (9) Includes currently exercisable options for 2,875 shares.

(10) Includes currently exercisable options for 375 shares.

(11) Includes currently exercisable options for 2,875 shares and 1,500 shares held by Mr. Myers as custodian for his daughter, Allison Myers, and 1,500 shares held by Mr. Myers as custodian for his son, Brad Myers.

                                        2

(12) Includes currently exercisable options for 2,875 shares.

(13) Includes currently exercisable options for 2,875 shares and 4,260 shares owned jointly with Mr. Flaum's wife, Ronna J. Flaum.

(14) Includes currently exercisable options for 2,875 shares.

(15) Includes currently exercisable options for 2,875 shares.

(16) Includes currently exercisable options for 375 shares.

                      NOMINATION AND ELECTION OF DIRECTORS

     The Amended and Restated Articles of Incorporation of Vail Banks provide that the Board of Directors shall consist of not less than ten but no more than eighteen directors. Currently, there are 14 directors, 10 of whom are independent directors. Upon the initial public offering, the Board of Directors was divided into three classes of directors serving staggered three-year terms:
Four directors are to be elected at the annual meeting for a three-year term expiring at the annual meeting in 2003 and until his or her successor is elected and qualified. The Board has nominated Dennis R. Devor, Lisa M. Dillon, Kent Myers, and E. William Wilto, constituting Class 1, for re-election to a three-year term. After the re-election at the meeting, the Vail Banks will have 14 directors, including the 10 directors whose present terms currently extend beyond the meeting. Information on the nominees and the continuing directors is set forth below.

     Each Proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the Proxy will be voted for the re-election of the nominees. In the event that any nominee withdraws or for any reason is not able to serve as a director, the Proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the Proxy be voted for more than four nominees. Management of Vail Banks has no reason to believe that the nominees will not serve if elected.

     Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election at a meeting at which a quorum is present. A majority of the votes entitled to be cast on a matter by a class of stock which votes as a separate class "a voting group" constitutes a quorum. An abstention and a broker non-vote would be included in determining whether a quorum is present at a meeting, but would not have an effect on the outcome of a vote.

                                        3

        INFORMATION ABOUT NOMINEES FOR DIRECTOR AND CONTINUING DIRECTORS

     The following information as of February 28, 2000 has been furnished by the nominees for director and the continuing directors. Except as otherwise indicated, the nominees and the continuing directors have been or were engaged in their present or last principal employment, in the same or a similar position, for more than five years.

NAME (AGE)                         INFORMATION ABOUT THE NOMINEE AND THE CONTINUING DIRECTORS
- ----------                         ----------------------------------------------------------
Nominees for Directors Whose Terms Expire in 2003

Dennis R. Devor (49)...........   Mr. Devor became a director in February 1999, following the merger with Telluride Bancorp, Ltd. ("Telluride"). Mr. Devor is an attorney in Montrose, Colorado and has previously
                                  served on other bank boards.

Lisa M. Dillon (46)............   Ms. Dillon has served as the President and Chief Executive
                                  Officer and director of Vail Banks since 1993. Ms. Dillon, who started her career with WestStar Bank ("WestStar") in
                                  1979, served as President of WestStar from 1989 to 1999, and has served as Chief Executive Officer and a director of
                                  WestStar since 1989.

Kent Myers (50)................   Mr. Myers has been a director of Vail Banks and WestStar
                                  since 1997. Mr. Myers is Managing Partner of The Klein Group
                                  LLC, a local mortgage bank. He previously served as Senior
                                  Vice President and Chief Operating Officer of Vail Resorts,
                                  a resort management company, where he worked from 1988 to
                                  1997.

E. William Wilto (53)..........   Mr. Wilto has been a director of Vail Banks since 1993 and a director of WestStar since 1985. He is a Realtor and has
                                  owned RE/MAX Vail, Inc., a real estate firm, since 1991.

Directors Whose Term Will Expire in 2002

Kay H. Chester (53)............   Mrs. Chester has been a director of Vail Banks since 1993
                                  and a director of WestStar since 1992. She has been active in investing since 1989.

James G. Flaum (55)............   Mr. Flaum has been a director of Vail Banks and WestStar
                                  since 1996. Mr. Flaum has been the President of Slifer,
                                  Smith & Frampton/Vail Associates Real Estate, a real estate firm, since 1997. He started his career with Slifer, Smith &
                                  Frampton/Vail Associates Real Estate in 1987.

Robert L. Knous, Jr. (52)......   Mr. Knous has been a director of Vail Banks and WestStar
                                  since 1997. He is a partner of East West Partners, a real
                                  estate development company, where he has worked since 1993.

Byron A. Rose (58).............   Mr. Rose has been a director of Vail Banks since 1993 and a director of WestStar since 1989. Mr. Rose, who retired in
                                  1987, served as a Managing Director of Morgan Stanley & Co.
                                  from 1978 to 1987.

Donald L. Vanderhoof (68)......   Mr. Vanderhoof has served as a director of Vail Banks since
                                  August 1998 and an Executive Vice President of WestStar
                                  since August 1998. He was formerly the Chairman of Glenwood
                                  Independent Bank, where he had been employed since 1956.

                                        4

NAME (AGE)                         INFORMATION ABOUT THE NOMINEE AND THE CONTINUING DIRECTORS
- ----------                         ----------------------------------------------------------
Directors Whose Terms Expire in 2001

E.B. Chester, Jr. (57).........   Mr. Chester, who formed Vail Banks through a series of
                                  acquisitions, has served as Chairman of the Board of
                                  Directors of Vail Banks since 1993 and the Chairman of the
                                  Board of Directors of WestStar since 1989. Mr. Chester is
                                  also currently Manager of King Creek Ranch LLC, a ranching business. From 1986 to 1997, Mr. Chester served as the Chief
                                  Executive Officer of First Carolina Cable TV, LP, a cable
                                  television company, and from 1987 to 1997 served as the
                                  Chief Executive Officer of the corporate general partner of
                                  Outdoor East, LP, an outdoor advertising firm.

S. David Gorsuch (61)..........   Mr. Gorsuch has been a director of Vail Banks since 1993 and has been a director of WestStar since 1977. Mr. Gorsuch is the President of Gorsuch Ltd., a retail clothing and ski
                                  equipment business.

James M. Griffin (53)..........   Mr. Griffin has been a director of Vail Banks since 1993.
                                  Mr. Griffin was employed by the Estee Lauder Companies
                                  beginning in 1979. Before leaving the company in 1996, he
                                  served as Executive Vice President and Chief Operating
                                  Officer of Lauder Investments Inc., an investment company
                                  affiliated with the Estee Lauder Companies. Mr. Griffin also served as Senior Vice President and Chief Operating Officer of First Spring Corporation during 1996. Since 1996 he has been an independent investor.

Martin T. Hart (64)............   Mr. Hart has been a director of Vail Banks since 1997. Since
                                  1969, Mr. Hart has been an independent investor. Mr. Hart is also a director of T. Netix, PJ America, MassMutual
                                  Corporate Investors, MassMutual Participation Investors,
                                  Schuler Homes, Inc., and Ardent Software.

Garner F. Hill, II (62)........   Mr. Hill became a director of Vail Banks in January 1999,
                                  following the merger with Telluride. Mr. Hill is currently a self-employed investor and the Vice President of Ferris
                                  Corporation, a company involved in real estate. Mr. Hill
                                  served as the Chairman of the Board of Telluride and the
                                  Bank of Telluride from 1988 through 1998 and served as the
                                  Chairman of the Board of Western Colorado Bank from 1991
                                  through 1998.

Mr. and Mrs. Chester are husband and wife.

                                        5

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                              -----------------------------------   --------------------------------------
                                                                                 SECURITIES
                              SALARY AND              ALL OTHER     RESTRICTED   UNDERLYING
NAME AND                      DIRECTORS                 ANNUAL        STOCK       OPTIONS/     ALL OTHER
PRINCIPAL POSITION     YEAR      FEES       BONUS    COMPENSATION   AWARDS(3)       SAR       COMPENSATION
- ------------------     ----   ----------   -------   ------------   ----------   ----------   ------------
E.B. Chester, Jr.,...  1999    $208,400          0           *        18,256       23,810        $3,472(4)
  Chairman             1998     150,700          0           *             0      113,000         2,876(5)
                       1997     123,700    $30,000(1)   $10,770(2)         0          N/A         2,972
Lisa M. Dillon,......  1999    $158,400          0           *        10,476       23,810        $2,898(4)
  President and Chief  1998     140,900          0           *             0       87,000         2,740(5)
  Executive Officer    1997     121,700    $30,000(1)   $10,770(2)         0          N/A         2,078

- ---------------

 * Does not meet the Securities and Exchange Commission's threshold for disclosure.

(1) Reflects fair market value at time of award of stock awarded as a bonus.

(2) Reflects cash paid for the payment of taxes.

(3) Vest at 10% per year for ten years.

(4) Reflects 401(k) matching contributions ($2,500 for Mr. Chester and $2,250 for Ms. Dillon) and term life insurance premiums ($972 for Mr. Chester and $648 for Ms. Dillon).

(5) Reflects 401(k) matching contributions ($1,955 for Mr. Chester and $1,869 for Ms. Dillon) and term life insurance premiums ($921 for Mr. Chester and $871 for Ms. Dillon).

     The following table sets forth further information on grants of stock options during 1999 to each of the Named Executive Officers, if any were granted. No stock appreciation rights ("SARs") were granted during 1999.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                            NUMBER OF           PERCENT OF TOTAL
                                      SECURITIES UNDERLYING   OPTIONS/SARS GRANTED
                                          OPTIONS/SARS          TO EMPLOYEES IN      EXERCISE   EXPIRATION
NAME                                       GRANTED(1)            FISCAL YEAR(2)       PRICE        DATE
- ----                                  ---------------------   --------------------   --------   ----------
E.B. Chester, Jr. ..................         23,810              19.5%                $10.50       2009
Lisa M. Dillon......................         23,810              19.5%                $10.50       2009

- ---------------

(1) The options vest in 25% increments annually, commencing on November 19, 2000.

(2) Based upon 122,120 options granted in 1999.

     No options were exercised during 1999.

                                        6

     The following chart shows the value of unexercised options held by the Named Executive Officers:

                           FY-END OPTIONS/SAR VALUES

                                                  NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                 UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                 OPTIONS/SARS AT FY-END          OPTIONS/SARS AT FY-END
                                               (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE)(1)
                                               ---------------------------   ------------------------------
E.B. Chester, Jr. ...........................     28,250/108,560                    $27,795/$83,386

Lisa M. Dillon...............................     21,750/88,960                     $29,102/$87,171

- ---------------

(1) Based on the closing sale price of the Common Stock on The Nasdaq Stock Market on December 31, 1999 -- $9.875.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Vail Banks and its bank subsidiaries have had, and expect to have in the future, banking transactions in the ordinary course of business with, directors and officers of Vail Banks and its bank subsidiaries and their associates, including corporations in which such officers or directors are shareholders, directors and/or officers, on the same terms (including interest rates and collateral) as then prevailing at the time for comparable transactions with other persons. Such transactions have not involved more than the normal risk of collectibility or presented other unfavorable features.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Vail Banks Board of Directors held six meetings during 1999. Martin T. Hart and Byron A. Rose attended less than seventy-five percent (75%) of the meetings of the Board and committees of the Board on which they sat that were held during their tenure as directors.

     Vail Banks' Board of Directors has established three committees, an Audit Committee, a Compensation Committee and an Executive Committee.

     The Audit Committee presently consists of three directors, Martin T. Hart, Byron A. Rose and E. William Wilto, all of which are independent directors. The Audit Committee is responsible for reviewing and monitoring Vail Banks' financial reports and accounting practices. The Audit Committee is also responsible for reviewing related party transactions and potential conflicts of interest involving officers, directors, employees or affiliates of Vail Banks. The Audit Committee held two meeting during 1999.

     The Compensation Committee presently consists of five directors, E.B. Chester, Lisa M. Dillon, S. David Gorsuch, Martin T. Hart, and Robert L. Knous, Jr., of whom three are independent directors. The Compensation Committee is responsible for determining the compensation of Vail Banks' executive officers. The Compensation Committee is also authorized to administer Vail Banks' Stock Incentive Plan. The Compensation Committee held two meetings during 1999.

     The Executive Committee presently consists of three directors, E.B. Chester, Lisa M. Dillon, and Byron A. Rose, of whom one is an independent director. The Executive Committee is authorized to consider any matter that may be brought before a meeting of the full Board of Directors, subject to restrictions under Colorado law. The Executive Committee held two meetings during 1999.

                                        7

                             DIRECTOR COMPENSATION

     Each member of the Board of Directors is paid a $2,500 annual retainer, $200 per board meeting at which such member is in attendance, and each member, other than Mr. Chester and Ms. Dillon, receive $100 per committee meeting at which such member is in attendance. On January 25, 1999, options for 1,500 shares of Common Stock, of which a quarter become exercisable on January 1 of each year until 2003, were granted to Kay H. Chester, James G. Flaum, S. David Gorsuch, James M. Griffin, Martin T. Hart, Robert L. Knous, Jr., Kent Myers, Byron A. Rose, Donald L. Vanderhoof, and E. William Wilto, all of the directors at such time, except for E.B. Chester and Lisa M. Dillon.

                          CHANGE IN CONTROL AGREEMENTS

     In November 1999, each of the named executive officers of the Company entered into "change in control agreements" with the Company. The agreements provide for the payment of compensation and benefits in the event of a "Change in Control" (as defined in the agreements) of the Company and the provision for additional benefits if the executive's employment is terminated under certain circumstances in connection with a Change in Control.

     If a Change in Control of the Company occurs, the named executive officers will be entitled to receive the following benefits: (i) 200% of the executive's then-current salary, paid in a lump sum; (ii) 200% of the incentive payment the executives would have received for the year during which the Change in Control occurs under the Company's annual incentive plan, assuming the target level of performance had been met for such year; (iii) a pro rated incentive bonus for the year of the Change in Control; (iv) the amount of any annual or long-term bonus with respect to any year that has then ended which has not yet been paid;
(v) an additional contribution to any deferred compensation plan, based on the payments made pursuant to paragraphs (i), (ii), (iii), and (iv) above. In addition, the executive will immediately vest in all unvested employee stock options and restricted stock awards in the event of a Change in Control. After a Change in Control, if the Company terminates the executive's employment without "cause" (as defined in the agreement) or if the executive resigns for "Good Reason" (as defined in the agreement), the executive shall be entitled to receive the following benefits: (vi) the executive's full base salary through the date of termination at the rate in effect at the time notice of termination is given, (vii) payment for unused vacation days, and (viii) continuation of health and life insurance coverage for 2 years from the date of termination. If the payment of any such benefits would result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, the executive is entitled to receive a "gross-up" payment to cover the amount of the excise taxes and any related taxes on the gross-up payment.

     The agreements run for an initial term of two years and renew annually for an additional year, such that the remaining term is always two years. The Company generally may terminate the agreements upon two years' notice, except that if a Change in Control occurs during the term, the Agreement will not expire sooner than 3 years after the date of the Change in Control, such notice may only be given after the third anniversary of the date of the agreement.

                 INFORMATION CONCERNING VAIL BANKS' ACCOUNTANTS

     On January 15, 1999, the Audit Committee of the Board of Directors of Vail Banks (the "Company") approved the dismissal of Fortner Bayens Levkulich & Co., P.C. and the hiring of KPMG LLP. The decision to dismiss Fortner Bayens Levkulich & Co., P.C. by the Audit Committee was based on the need to hire a larger accounting firm to meet the Company's needs after the public offering in December 1998.

     The report of Fortner, Bayens, Levkulich & Co., P.C. on the Company's financial statements for the fiscal year ended on December 31, 1997 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

     In connection with the audit of the Company's financial statements for the year ended December 31, 1997, and in the subsequent interim period, there were no disagreements with Fortner, Bayens, Levkulich & Co., P.C. on any matters of accounting principles or practices, financial statement disclosure or auditing scope and

                                        8
procedures which, if not resolved to the satisfaction of Fortner, Bayens, Levkulich & Co., P.C., would have caused Fortner, Bayens, Levkulich & Co., P.C. to make reference to the matter in their report.

     During the fiscal year ended on December 31, 1997 and through January 15, 1999, the Company did not consult with KPMG LLP on matters (i) regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements, or
(ii) which concerned the subject matter of a disagreement or event identified in response to paragraph (a)(1)(iv) of Item 304 of Regulation S-B with the former auditor.

     Representatives of KPMG LLP are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

                             SHAREHOLDER PROPOSALS

     Any proposals by shareholders intended for presentation at the 2001 annual meeting must be received by Vail Banks at its principal executive offices, attention of the Secretary, no later than December 15, 2000, in order to be included in the proxy material for that meeting. Vail Banks must be notified of any other shareholder proposal intended to be presented for action at the meeting not later than 45 days before the Vail Banks 2001 annual meeting, or else proxies may be voted on such proposal at the discretion of the person or persons holding those proxies.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, each executive officer, director and beneficial owner of 10% or more of Vail Banks' Common Stock is required to file certain forms with the Securities and Exchange Commission ("SEC"). A report of beneficial ownership of Vail Banks' Common Stock on Form 3 is due at the time such person becomes subject to the reporting requirement and a report on Form 4 or 5 must be filed to reflect changes in beneficial ownership occurring thereafter. Form 5, Annual Statements of Beneficial Ownership, reporting options and restricted stock granted in 1999, for E.B. Chester, James E. Flaum, S. David Gorsuch, James M. Griffin, Martin T. Hart, Robert L. Knous, Jr., Kent Myers, Byron A. Rose, Donald L. Vanderhoof, Lisa M. Dillon, and Kay H. Chester were inadvertently filed late.

                 OTHER MATTERS THAT MAY COME BEFORE THE MEETING

     Management of Vail Banks knows of no matters other than those stated above that are to be brought before the meeting. If any other matters should be presented for consideration and voting, however, it is the intention of the persons named as proxies in the enclosed Proxy to vote in accordance with their judgment as to what is in the best interest of Vail Banks.

                                            By Order of the Board of Directors,

                                                     /s/ LISA M. DILLON

                                            Lisa M. Dillon
                                            President and Chief Executive
                                            Officer

                                        9

                                  COMMON STOCK
                              OF VAIL BANKS, INC.

                    THIS PROXY IS SOLICITED BY THE BOARD OF
             DIRECTORS FOR THE 2000 ANNUAL MEETING OF SHAREHOLDERS.

    This undersigned hereby appoints E.B. Chester, Jr. or Lisa M. Dillon the proxy of the undersigned to vote the Common Stock of the undersigned at the Annual Meeting of Shareholders of VAIL BANKS, INC. to be held on May 16, 2000, and any adjournment thereof.

1. [ ] FOR all nominees for director listed below (except as indicated to the contrary):

            Dennis R. Devor
            Lisa M. Dillon
            Kent Myers
            E. William Wilto

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, WRITE THAT NOMINEE'S NAME ON THE SPACE PROVIDED BELOW)

--------------------------------------------------------------------------------

  [ ]  WITHHOLD AUTHORITY to vote for all nominees listed hereon.

2. In accordance with their best judgment with respect to any other matters that may properly come before the meeting.

                          (Continued on reverse side.)

THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" THE ELECTION AS DIRECTORS OF THE PERSONS NAMED IN THE PROXY AND UNLESS INSTRUCTIONS TO THE CONTRARY ARE INDICATED IN THE SPACE PROVIDED, THIS PROXY WILL BE SO VOTED.

                                             -----------------------------------
                                             Please sign this Proxy exactly as
                                             name appears on the Proxy.

                                             Note: When signing as an attorney,
                                             trustee, administrator or guardian,
                                             please give your title as such. In
                                             the case of joint tenants, each
                                             joint owner must sign.

                                             Date:
                                             -----------------------------------

                                   APPENDIX C

                      COLORADO DISSENTER'S RIGHTS STATUTES

ss.  7-113-101. Definitions

 For purposes of this article:

         (1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

         (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

         (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

         (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

         (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

         (7) "Shareholder" means either a record shareholder or a beneficial shareholder.

Section 7-113-102. Right to dissent

         (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

              (a) Consummation of a plan of merger to which the corporation is a party if:

                   (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

                   (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

              (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

              (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

              (d) Consummation of a sale, lease,  exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

         (1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:

              (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

              (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

              (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

         (1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

              (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

              (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the national association of securities dealers automated quotation system, or will be held of record by more than two thousand shareholders;

              (c) Cash in lieu of fractional shares; or

              (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

         (2)      Deleted by Laws 1996, H.B.96-1285, S 30, eff. June 1, 1996.

         (2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

         (3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

         (4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Section 7-113-103. Dissent by nominees and beneficial owners

         (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

         (2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

              (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

              (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

         (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

Section 7-113-201. Notice of dissenters' rights

         (1) If a proposed  corporate action creating  dissenters'  rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7- 113-202(1).

         (2) If a proposed  corporate action creating  dissenters'  rights under section  7-113-102 is authorized  without a meeting of shareholders  pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7- 113-202(2).

Section 7-113-202. Notice of intent to demand payment

         (1) If a proposed  corporate action creating  dissenters'  rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

              (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

              (b) Not vote the shares in favor of the proposed corporate action.

         (2) If a proposed  corporate action creating  dissenters'  rights under section  7-113-102 is authorized  without a meeting of shareholders  pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

         (3) A shareholder  who does not satisfy the  requirements of subsection
(1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

Section 7-113-203. Dissenters' notice

         (1) If a proposed  corporate action creating  dissenters'  rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

         (2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

              (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

              (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

              (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

              (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

              (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

              (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

              (g) Be accompanied by a copy of this article.

Section 7-113-204. Procedure to demand payment

         (1) A shareholder who is given a dissenters' notice pursuant to section 7-113- 203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

              (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

              (b)  Deposit  the  shareholder's   certificates  for  certificated
shares.

         (2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

         (3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

         (4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

Section  7-113-205. Uncertificated shares

         (1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

         (2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

Section  7-113-206. Payment

         (1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

         (2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

              (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

              (b) A statement of the corporation's estimate of the fair value of the shares;

              (c) An explanation of how the interest was calculated;

              (d) A statement of the  dissenter's  right to demand payment under section 7- 113-209; and

              (e) A copy of this article.

Section 7-113-207. Failure to take action

         (1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

Section  7-113-208.   Special  provisions  relating  to  shares  acquired  after announcement of proposed corporate action

         (1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section
7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

         (2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

Section 7-113-209. Procedure if dissenter is dissatisfied with payment or offer

         (1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

              (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

              (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

              (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

         (2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

Section 7-113-301. Court action

         (1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

         (2) The corporation shall commence the proceeding described in subsection (1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

         (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

         (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

         (5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

Section 7-113-302. Court costs and counsel fees

         (1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

         (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

              (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

              (b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

         (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                   APPENDIX D

                                FAIRNESS OPINION



Draft:  05/03/00
                                                     May ___, 2000

The Board of Directors
Estes Bank Corporation
363 E. Elkhorn Avenue
Estes Park, CO 80517

Members of the Board:

         You have requested our opinion as to the fairness, from a financial point of view, to the common stockholders of Estes Banking Corporation (the "Company") of the merger Consideration (as defined below) in the proposed merger (the "Merger") of the Company with and into Vail Banks, Inc., ("Vail Banks") pursuant to the Agreement and Plan of Reorganization dated March 21, 2000 (the "Agreement"). Under the terms of the Agreement, 100% of the Company's common stock will be exchanged in aggregate for $21,500,000, payable $18,275,000 in cash subject to adjustments as described in Article I of the Agreement and $3,225,000 by the issuance of Vail Banks stock as described in Article I of the Agreement. The cash and stock to be paid in the Merger and pursuant to the Agreement are herein referred to as the "Merger Consideration."


         In arriving at an opinion, The Wallach Company, Inc. ("Wallach") has, among other things:

         i. reviewed certain financial statements and other financial information of the Company;

         ii.      reviewed the current  condition  and growth  prospects for the
                  Company  and  its   subsidiary   bank,   including   financial
                  projections prepared by the Company's management;

         iii. discussed the past and current operations and financial conditions and the prospects of the Company with the Company's management;

         iv. evaluated the economic, banking and competitive climate for banking institutions in Colorado;

         v. reviewed the process used leading to the Vail Banks offer, including a review of the potential acquirors contacted and their responses relative to a potential acquisition of the Company;

         vi. compared the various offers received from interested parties and determined that the terms of the Agreement represented the highest value in absolute terms;

         vii. compared the Vail Banks offer to recent transactions involving other institutions of similar size, to the extent publicly available; and

         viii.    reviewed the Agreement.

         Neither Vail Banks nor the Company imposed any limitations upon the scope of the investigation performed by us in forming our opinion. In rendering our opinion, we did not independently verify the asset quality and financial condition of Vail Banks or the Company, but instead relied upon the data provided by or on behalf of Vail Banks and the Company to be true and accurate in all material respects.

         We have assumed without independent verification the accuracy and completeness of the financial and other information regarding the Company that was provided to us or obtained from publicly available sources. We have not prepared or acquired an independent valuation or appraisal of any of the assets of the Company and we have assumed without independent verification that the aggregate allowance for loan losses of the Company is adequate to cover such losses. With respect to business plans and forecasts, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company, its subsidiaries and business units. Furthermore, we have assumed that the Merger will be consummated on a timely basis in accordance with its terms and pursuant to the Agreement. We have also taken into account our assessment of general economic, market and financial conditions as they exist, as well as our experience in connection with similar transactions and securities valuations generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated as of the date of this opinion.

         Wallach is an investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. Wallach, as the Company's financial adviser, assisted with the marketing and negotiations leading to the Agreement for which it has and will receive compensation.

         Wallach, from time to time, has provided strategic and advisory services to Vail Banks in relation to financial planning and acquisition analysis. Wallach is not engaged by Vail Banks with respect to the Merger and will not receive any fee from Vail Banks thereby.

         Based on our analysis of the foregoing, the assumptions described above and upon such other factors we deem relevant, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the Company's shareholders from a financial point of view.


                                The Wallach Company, Inc.

TWC/forms/fairness.doc

                                      PROXY

                             ESTES BANK CORPORATION
                            ------------------------

      THIS PROXY IS SOLICITED BY ESTES BANK CORPORATION BOARD OF DIRECTORS


         WHEN THIS PROXY IS PROPERLY EXECUTED AND RETURNED, AND NOT REVOKED, THE SHARES OF COMMON STOCK IT REPRESENTS WILL BE VOTED AT THE MEETING IN ACCORDANCE WITH THE CHOICE SPECIFIED BELOW, AND IF NO CHOICE IS SPECIFIED, IT WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION BETWEEN VAIL BANKS, INC. AND ESTES BANK CORPORATION, DATED MARCH 21, 2000 (THE "REORGANIZATION AGREEMENT").

         The undersigned shareholder of Estes Bank Corporation hereby appoints Jack G. Haselbush or Bradley D. Sishc, or either of them, with full power of substitution to each, the proxies of the undersigned to vote, the shares of the undersigned at the Special Meeting of Shareholders of Estes Bank Corporation to be held on June __, 2000, and at any adjournments thereof as follows, revoking any proxy previously given:

         (a) To approve and adopt the AGREEMENT AND PLAN OF REORGANIZATION, providing for the merger of a wholly-owned subsidiary of Vail Banks with and into Estes Bank, pursuant to which Estes Bank will become a wholly-owned subsidiary of Vail Banks all upon the terms and subject to the conditions set forth in the Agreement and Plan of Reorganization, a copy of which is included as Appendix A in the accompanying Proxy Statement-Prospectus; and to take such further action by the Board of Directors and officers of Estes Bank as may be necessary or appropriate to carry out the intent and purposes of the Reorganization Agreement.

         FOR  |_|               AGAINST  |_|               ABSTAIN  |_|

         (b) IN ACCORDANCE WITH THEIR BEST JUDGMENT with respect to any other matters which may properly come before the Special Meeting of Shareholders and any adjournment thereof.

Please date and sign this Proxy exactly as your name appears below:

                                        Dated:                            , 2000
                                               --------------------------

                                  ----------------------------------------------
[LABEL]
                                  ----------------------------------------------


NOTE: When signing as attorney, trustee, administrator, executor, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. In the case of joint tenants, each joint owner must sign.


                                       P1

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----

Where You Can Find More Information...............................................................................i

Incorporation of Certain Documents by Reference...................................................................i

A Warning about Forward-Looking Statements........................................................................i

Summary...........................................................................................................1
         The Companies............................................................................................1
         The Terms of the Merger..................................................................................1
         The Reasons Management of Both Companies Support the Merger..............................................2
         Fairness Opinion to Shareholders of Estes Bank...........................................................2
         Conditions, Termination, and Effective Date..............................................................3
         Rights of Dissenting Shareholders........................................................................3
         Federal Income Tax Consequences..........................................................................3
         Accounting Treatment.....................................................................................3
         Markets and Description of Capital Stock.................................................................3
         Dividends................................................................................................5
         There are Some Differences in Shareholders' Rights Between Vail Banks and Estes Bank.....................6
         Interests of Directors and Officers of Estes Bank in the Merger..........................................6
         Recent Developments of Vail Banks........................................................................6

Risk Factors......................................................................................................7

Comparative Share Data............................................................................................9

Summary Consolidated Financial Information.......................................................................10

Pro Forma Combined Financial Information.........................................................................13

The Proposed Merger..............................................................................................20
         Background of and Reasons for the Merger Reorganization.................................................20
         Opinion of Estes Bank's Financial Advisor Reorganization................................................22
         The Agreement and Plan of Reorganization................................................................24
         Required Shareholder Approval...........................................................................26
         Expenses................................................................................................26
         Conduct of Business of Estes Bank Pending Closing.......................................................27
         Interest of Management in the Transaction; Conduct of Business After the Merger.........................28
         Comparison of the Rights of Estes Bank and Vail Banks Shareholders......................................28
         Accounting Treatment....................................................................................30
         Resales of Vail Banks Stock by Directors and Officers of Estes Bank.....................................30
         Regulatory Approvals....................................................................................30
         Rights of Dissenting Shareholders.......................................................................30
         Material Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel.......................32


                                      -i-

Information about Estes Bank Corporation.........................................................................33
         Description of Business.................................................................................33

Management's Discussion and Analysis of Financial Condition and Results of Operations of Estes Bank..............33
         Overview................................................................................................33
         Results of Operations...................................................................................34
         Financial Condition.....................................................................................38
         Capital Resources.......................................................................................45
         Liquidity...............................................................................................46
         Effects of Inflation and Changing Prices................................................................48
         Year 2000 Compliance....................................................................................48
         Competition.............................................................................................48
         Voting Securities and Principal Shareholders............................................................48

Information About Vail Banks, Inc................................................................................50
         Description of Business.................................................................................50
         Recent Developments.....................................................................................50
         Description of Securities...............................................................................50

Legal Opinions...................................................................................................51

Experts..........................................................................................................51

Other Matters....................................................................................................51

Estes Bank Corporation and Subsidiary Index to Financial Statements..............................................52

Independent Auditors' Report....................................................................................F-1

Consolidated Balance Sheets.....................................................................................F-2

Consolidated Statements of Income...............................................................................F-3

Consolidated Statement of Shareholders' Equity..................................................................F-4

Consolidated Statements of Cash Flows...........................................................................F-5

Notes to Consolidated Financial Statements......................................................................F-6


Appendices
    Agreement and Plan of Reorganization.................................................................Appendix A
    Vail Banks, Inc. Form 10-KSB for the year ended December 31, 1999,
      Form  10-QSB  for the three  months  ended  March 31,  2000,  and Form 14A
      Proxy Statement dated April 14, 2000...............................................................Appendix B
    Colorado Dissenter's Rights Statutes (Section 7-113/101 et seq.).....................................Appendix C
    Opinion of The Wallach Company, Inc..................................................................Appendix D

Proxy ...........................................................................................................P1

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The corporation shall indemnify and hold harmless any person (an "Indemnified Person') who is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action or suit by or in the right of the corporation ) by reason of the fact that he or she is or was a director or officer of the corporation, against expenses (including, but not limited to, attorneys' fees and disbursements, court costs and expert witness fees), and against any judgments, fines, and amounts paid in settlement (if such settlement amounts were previously approved by the Board of Directors) actually and reasonably incurred by him or her in connection with such actin, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, in all other cases, his or her conduct was not opposed to the corporation's best interests and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, in any case, that no indemnification shall be made in respect of expenses, judgments, fines and amounts paid in settlement attributable to circumstances as to which, under applicable provisions of the Colorado Corporation Code as in effect from time to time, such indemnification may not be authorized by action of the Board of Directors, the shareholders or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         Vail Banks' directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      EXHIBITS.                                   DESCRIPTION OF EXHIBIT
         --------                                    ----------------------

         2.1      --       Agreement and Plan of Reorganization by and between Vail Banks Inc.
                           and Estes Bank Corporation,  dated as of March 21, 2000.

         3.1      --       Amended and Restated Articles of Incorporation of Vail Banks, Inc.
                           (incorporated by reference to Exhibit 3.1 to Vail Bank's Registration
                           Statement on Form SB-2 (File No. 333-60347) filed with the Commission on  November 10, 1998).

         3.2      --       Bylaws of Vail  Banks,  Inc.  as  amended  (incorporated  by  reference to  Exhibit  3.2 to Vail  Bank's Registration Statement on Form SB-2
                           (File No. 333-60347) filed with the Commission on November 10, 1998).

         4.1       --      See  Exhibits 3.1 and 3.2 for  provisions  of Articles of  Incorporation and Bylaws,  as amended,  which define the rights of the Shareholders.

         5         --      Opinion and Consent of Kilpatrick Stockton LLP.

         21        --      Subsidiaries of Vail Banks Inc. (incorporated by reference to Exhibit 21
                           Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999).

         23.1      --      Consent of Fortner, Bayens, Levkulich and Co., P.C.

         23.2      --      Consent of KPMG.

         23.3      --      Consent of Kilpatrick Stockton LLP (included as part of Exhibit 5).

         23.4      --      Consent of The Wallach Company, Inc.

         24        --      Power of Attorney (included on the Signature Page to the Registration Statement).


(b)      FINANCIAL STATEMENT SCHEDULES.
         -----------------------------

         No financial statements schedules are required to be filed as part of this Registration Statement.

ITEM 22.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (b) The undersigned  registrant hereby undertakes that every prospectus
(i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1933, Vail Banks, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Vail, State of Colorado, on the 31st of May 2000.

                                  VAIL BANKS, INC.
                                  (REGISTRANT)



                                  By: /s/ Lisa M. Dillon
                                      --------------------------------------
                                      Title:  Lisa M. Dillon, President and
                                              Chief Executive Officer


                        POWER OF ATTORNEY AND SIGNATURES

     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints E.B. Chester, Jr. or Lisa M. Dillon and either of them (with full power in each to act alone), as true and lawful attorneys-in-fact, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Registration on Form S-4 and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration on Form S-4 has been signed by the following persons in the capacities indicated on the 31st day of May, 2000.





SIGNATURE                                    TITLE

/S/  E. B. CHESTER, JR.                      Chairman
-------------------------------------
     E.B. Chester, Jr.

/S/  LISA M. DILLON                          President and Chief Executive Officer, Director
-------------------------------------        (principal executive officer)
     Lisa M. Dillon

/S/  KAY H. CHESTER                          Director
-------------------------------------
     Kay H. Chester

/S/  DENNIS R. DEVOR                         Director
-------------------------------------
     Dennis R. Devor

/S/  JAMES G. FLAUM                          Director
-------------------------------------
     James G. Flaum

/S/  S. DAVID GORSUCH                        Director
-------------------------------------
     S. David Gorsuch

/S/  JAMES M. GRIFFIN                        Director
-------------------------------------
     James M. Griffin


-------------------------------------
     Martin T. Hart


-------------------------------------
     Garner F. Hill II


-------------------------------------
     Robert L. Knous, Jr.

/S/  KENT MYERS                              Director
-------------------------------------
     Kent Myers

/S/  BYRON A. ROSE                           Director
-------------------------------------
     Byron A. Rose

/S/  DONALD L. VANDERHOOF                    Director
-------------------------------------
     Donald L. Vanderhoof

/S/  E. WILLIAM WILTO                        Director
-------------------------------------
     E. William Wilto

/S/  PEG A. BROWN                            Principal Financial Officer
-------------------------------------
     Peg A. Brown


                                 EXHIBIT INDEX
                                 -------------

EXHIBITS                    DESCRIPTION OF EXHIBIT
--------                    ----------------------

2.1 Agreement and Plan of Reorganization by and between Vail Banks Inc. and Estes Bank Corporation, dated as of March 21, 2000.

3.1 Amended and Restated Articles of Incorporation of Vail Banks, Inc. (incorporated by reference to Exhibit 3.1 to Vail Bank's Registration Statement on Form SB-2 (File No. 333-60347) filed with the Commission on November 10, 1998).

3.2 Bylaws of Vail Banks, Inc. as amended (incorporated by reference to Exhibit 3.2 to Vail Bank's Registration Statement on Form SB-2 (File No. 333-60347) filed with the Commission on November 10, 1998).

4.1 See Exhibits 3.1 and 3.2 for provisions of Articles of Incorporation and Bylaws, as amended, which define the rights of the Shareholders.

5        Opinion and Consent of Kilpatrick Stockton LLP.

21 Subsidiaries of Vail Banks Inc. (incorporated by reference to Exhibit 21 Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999).

23.1     Consent of Fortner, Bayens, Levkulich and Co., P.C.

23.2     Consent of KPMG.

23.3     Consent of Kilpatrick Stockton LLP (included as part of Exhibit 5).

23.4     Consent of The Wallach Company, Inc.

24 Power of Attorney (included on the Signature Page to the Registration Statement).